THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sol… ares in First Pacific Company Limited, you should at once … ser or transferee or to the bank, stockbroker or other agent … nsfer was effected for transmission to the purchaser or tra…

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

MAJOR AND CONNECTED TRANSACTION

PROPOSED ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

Independent Financial Adviser to the Independent Board Committee and the Shareholders

SOMERLEY LIMITED

A notice convening a special general meeting of First Pacific Company Limited to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Wednesday, 28 February 2007 at 10:00 a.m. is set out on pages 159 and 160 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy to the head office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

12 February 2007

CONTENTS

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

Form of Proxy for use at the SPECIAL GENERAL MEETING ("SGM") of First Pacific Company Limited (the "Company" to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR at 10:00 a.m. on Wednesday, 28th February, 2007 and at any adjournment thereof.

I/We,[1] ______________________________ (and) ______________________________ of

____

being the registered holder(s) of [2]______________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the SGM or [3]______________________________ of

____

as my/our proxy to attend and vote for me/us at the SGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolution set out in the notice convening the SGM[4].

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

ORDINARY RESOLUTION	For	Against
To approve the acquisition of the Sale Shares by the Company and/or any subsidiary(ies) of the Company and the entry into by the Company and/or any subsidiary(ies) of the Company of any and all documents considered by the directors of the Company to be necessary or desirable to be entered into in connection with the purchase of the Sale Shares (including but not limited to the Sale and Purchase Agreement and Escrow Agreement), and to authorise any executive director of the Company to arrange for the execution of such documents (including but not limited to the Sale and Purchase Agreement and the Escrow Agreement) in such manner as he may consider necessary or desirable and to do, or authorise the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the purchase of the Sale Shares and/or the documents referred to above and/or any matter related thereto and to make or agree, or authorise the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and grant, or authorise the Company and/or any subsidiary(ies) to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company.		

For this purpose:

(i) "Escrow Agreement" means the escrow agreement proposed to be entered into between the Philippine Government (and/or its agencies, instrumentalities and/or bodies corporate), MPAH, and the Company, amongst others, for the holding of one half of the purchase price for the Sale Shares in escrow pending completion of the Sale and Purchase Agreement;

(ii) "MPAH" means Metro Pacific Assets Holdings, Inc.;

(iii) "PTIC" means Philippine Telecommunications Investment Corporation;

(iv) "Sale Shares" means 111,415 issued common shares of PTIC, representing approximately 46% of the issued common shares in PTIC; and

(v) "Sale and Purchase Agreement" means the sale and purchase agreement proposed to be entered into between MPAH and the Philippine Government (and/or its agencies, instrumentalities and/or bodies corporate) for the sale of the Sale Shares by the Philippine Government (and/or its agencies, instrumentalities and/or bodies corporate) to MPAH.

Signature: ______________________________ Date: ______________________________

Notes:

1. Please insert your full name(s) and address(es) in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the SGM is preferred, strike out "the Chairman of the SGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. Any member of the Company entitled to attend and vote at the SGM may appoint one or more proxies to attend and to vote in his stead. A proxy need not be a member of the Company.
5. Where there are joint registered holders of any share in the Company, any one of such persons may vote at the SGM, either personally or by proxy, in respect of such share as if he were entitled solely thereto, but if more than one of such joint holders are present at the SGM personally or by proxy, the relevant joint holder whose name stands first on the register in respect of the relevant shares shall be entitled alone to vote in respect thereof.
6. This Form of Proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority, must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR not less than 48 hours before the time of the SGM or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the SGM if you so wish.
10. The Chairman will demand a poll on the resolution submitted for determination at the SGM. On a poll, every member present in person or by a duly authorised corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published in the local newspapers and on the website of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the SGM.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址:http://www.firstpacco.com

(股份代號:00142)

適用於第一太平有限公司(「本公司」)於二零零七年二月二十八日(星期三)上午十時正假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行的股東特別大會(「股東特別大會」)及其任何續會之代表委任表格。

本人/吾等[1]____________________(及)____________________地址為____________

____

乃持有[2]____________________股本公司股本中每股面值0.01美元之普通股登記持有人,**茲委任**股東特別大會主席或[3]____________________地址為____________________

____

為本人/吾等之代表,代表本人/吾等出席就考慮及酌情通過召開股東特別大會之通告所載普通決議案之股東特別大會(及其任何續會)[4]。

請在適當空格內填上「X」號,以指示受委代表於按股數投票表決時應如何投票。如股東交回經正式簽署之代表委任表格,而未有填上明確指示,則受委代表有權自行酌情投票或放棄投票。

普通決議案	贊成	反對
批准本公司及/或本公司任何附屬公司收購銷售股份,以及批准本公司及/或本公司任何附屬公司在本公司董事就購買銷售股份而言認為屬必需或合宜之情況下訂立任何及所有文件(包括但不限於買賣協議及託管協議);及授權本公司任何執行董事安排簽立其可能認為必須或合宜之文件(包括但不限於買賣協議及託管協議),或在其可能認為就落實購買銷售股份及/或上述文件及/或任何有關事宜而言或與之有關而屬必需或合宜或權宜之情況下,採取或授權本公司及/或任何附屬公司採取一切行動及事項,以及在本公司任何執行董事全權認為合宜及合乎本公司利益之情況下,作出或同意或授權本公司及/或任何附屬公司作出或同意對購買銷售股份及/或上述文件及/或任何有關事宜作出之修訂或改動,以及授出或授權本公司及/或任何附屬公司授出豁免任何先決條件或該等文件之其他條文。		

就此而言:

(i) 「託管協議」指菲律賓政府(及/或其代理、機構及/或法人團體)、MPAH與本公司就(其中包括)將銷售股份約一半購買價存放於託管賬戶以待完成買賣協議而擬訂立之託管協議;

(ii) 「MPAH」指Metro Pacific Assets Holdings, Inc.;

(iii) 「PTIC」指Philippine Telecommunications Investment Corporation;

(iv) 「銷售股份」指111,415股PTIC已發行普通股,佔PTIC已發行普通股約46%;及

(v) 「買賣協議」指MPAH與菲律賓政府(及/或其代理、機構及/或法人團體)就菲律賓政府(及/或其代理、機構及/或法人團體)向MPAH出售銷售股份而建議訂立之買賣協議。

簽署:____________________ 日期:____________________

附註:

1. 請以正楷填上 閣下之姓名及地址。如屬聯名股東,請填上所有股東之姓名。
2. 請填上 閣下名下登記之普通股數目。如未有填上股份數目,則本代表委任表格將被視作適用於 閣下名下登記本公司股本中之所有普通股。
3. 如擬委派股東特別大會主席以外其他人士作代表,請刪去「股東特別大會主席或」之字句,並在適當空格內填上所擬委派代表人之姓名及地址,並由股東簡簽作實。
4. 本公司任何有權出席股東特別大會並於會上投票之股東可委任一名或以上之受委代表代其出席及投票。受委代表毋須為本公司股東。
5. 倘為本公司任何股份之聯名登記股東,則任何一位有關之聯名登記股東可於股東特別大會上(親自或以受委代表)就該等股份投票,猶如其為唯一有權投票之人士,惟倘超過一名該等聯名股東親自或透過受委代表出席股東特別大會,則就有關股份在股東名冊上名列首位之有關聯名持有人有權單獨就有關股份投票。
6. 本代表委任表格必須由 閣下或 閣下書面正式授權之代表簽署。若股東為公司,則本代表委任表格必須加蓋公司印鑑,或由該公司負責人或獲正式授權人士簽署。
7. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有),或經由公證人簽署證明之授權書或授權文件副本,最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處(致:公司秘書處),地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓,方為有效。
8. 本代表委任表格上所有更改必須由股東簡簽作實。
9. 填妥及交回代表委任表格後, 閣下仍可依願親身出席股東特別大會,並於會上投票。
10. 主席將就各項提呈股東特別大會之決議案要求以按股數投票表決。於進行按股數投票表決時,每名親身或由正式授權公司代表或受委代表出席之股東,可就彼所持每一股股份投一票。按股數投票表決之結果將於股東特別大會舉行後下一個營業日在本地報章及本公司與香港聯合交易所有限公司之網站刊載。

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:–

"Acquisition"	the proposed acquisition of the Sale Shares by MPAH pursuant to the Sale and Purchase Agreement;
"ADRs"	American depositary shares of PLDT, evidenced by American depositary receipts. Each such share represents 1 share of common stock of PLDT;
"Board"	the board of directors of the Company;
"Circular"	this circular, which is issued by the Company to the Shareholders in respect of the proposed Acquisition;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and which has its shares listed on the Stock Exchange;
"Completion"	completion of the Acquisition pursuant to the Sale and Purchase Agreement;
"Directors"	the directors of the Company;
"Escrow Agreement"	the escrow agreement proposed to be entered into between the Philippine Government, MPAH and the Company, amongst others, for the holding of approximately one half of the purchase price for the Sale Shares in escrow pending Completion;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong SAR;
"Hong Kong SAR"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee"	an independent committee of the Board, comprising Prof. Edward K.Y. Chen, GBS, CBE, JP, Mr. David W.C. Tang, OBE, Chevalier de L'Ordre des Artes et des Lettres and Mr. Graham L. Pickles being the independent non-executive Directors;
"Independent Financial Adviser"	Somerley, the independent financial adviser required to be appointed under Chapter 14A of the Listing Rules to make recommendations to the Independent Board Committee and the Shareholders as to whether the

	Acquisition is fair and reasonable and in the interests of the Company and its Shareholders as a whole and to advise Shareholders how to vote at the Special General Meeting;
"IndoAgri"	Indofood Agri Resources Ltd. (formerly known as "CityAxis Holdings Ltd."), a company incorporated in Singapore with limited liability and which has its shares listed on the Singapore Stock Exchange;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia with limited liability and which has its shares listed on the Jakarta and Surabaya Stock Exchanges;
"Latest Practicable Date"	6 February 2007, being the latest practical date for the purpose of ascertaining certain information for the purpose of this Circular;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Maynilad"	Maynilad Water Services, Inc., a company incorporated in the Philippines with limited liability;
"Model Code"	the Model Code for securities transactions by directors of companies listed on the Stock Exchange;
"MPAH"	Metro Pacific Assets Holdings, Inc., a company incorporated in the Philippines with limited liability, and a subsidiary of the Company in respect of which the Company is entitled to a 100% economic interest;
"MPC"	Metro Pacific Corporation, a Philippine corporation with limited liability;
"MPIC"	Metro Pacific Investments Corporation, a Philippine corporation with limited liability and which has its shares listed on the Philippine Stock Exchange;
"Philippine Government"	the government of the Republic of the Philippines;
"Php" or "Peso"	Philippine Peso, the lawful currency of the Republic of the Philippines;

"PLDT"	Philippine Long Distance Telephone Company, a company incorporated in the Philippines with limited liability, the shares of which are listed on the Philippine Stock Exchange and the ADRs of which are listed on the New York Stock Exchange; and currently an associated company of the Company;
"PTIC"	Philippine Telecommunications Investment Corporation, a company incorporated in the Philippines with limited liability;
"Sale and Purchase Agreement"	the sale and purchase agreement proposed to be entered into between MPAH as buyer, and the Philippine Government as seller, for the acquisition of the Sale Shares, the terms of which are summarised on pages 6 to 7 of this Circular;
"Sale Shares"	111,415 issued common shares in PTIC, representing approximately 46% of the total issued common shares in PTIC;
"SFO"	Securities and Futures Ordinance (Cap 571) of the laws of the Hong Kong SAR;
"Shareholders"	the shareholders of the Company;
"Singapore Stock Exchange"	Singapore Exchange Securities Trading Limited;
"Somerley"	Somerley Limited, the independent financial adviser appointed by the Company under Rule 14A.22 of the Listing Rules;
"Special General Meeting"	the special general meeting of the Company to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Wednesday, 28 February 2007 at 10:00 a.m., the notice of which is set out in this Circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"U.S."	the United States of America; and
"US$"	United States dollars, the lawful currency of the U.S.

Unless otherwise specified, this Circular contains translations of certain Philippine Peso amounts into US$ amounts at the rate of US$1 = Pesos 49.39. The translations have been provided solely for the convenience of the readers of this Circular and no representation is made that any of the Pesos amounts actually represent the US$ amounts or could have been or could be converted into US$ at the specified rate, or at any particular rate or at all.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-Executive Directors:
Graham L. Pickles
Professor Edward K.Y. Chen, GBS, CBE, JP
David W.C. Tang,
OBE, Chevalier de L'Ordre des Arts et des Lettres

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong SAR

12 February 2007

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

PROPOSED ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

INTRODUCTION

The Company announced on 30 January 2007 that it proposed to acquire the Sale Shares, being an approximately 46% shareholding in PTIC, from the Philippine Government, by exercising a "right to match" in the context of a public auction by the Philippine

Government of that approximately 46% shareholding. PTIC is a single purpose holding company, holding PLDT shares representing approximately 13.8% of PLDT's issued common share capital.

The Philippine Government's shareholding in PTIC was obtained pursuant to a lawsuit against a third party on the basis that the shares were "ill gotten wealth" of that third party, and those shares were subsequently transferred to the Philippine Government pursuant to a court order. Thereafter, the Philippine Government offered the Sale Shares for sale under the public auction.

The remaining approximately 54% of PTIC not owned by the Philippine Government is owned by subsidiaries of the Company. Under the articles of incorporation of PTIC, the subsidiaries of the Company holding shares in PTIC and PTIC itself each have the benefit of a "right to match" in the case of a transfer of shares in PTIC. The "right to match" arising in favour of PTIC is the last to arise under the articles of incorporation of PTIC, following earlier "rights to match" which arose in favour of the subsidiaries of the Company holding shares in PTIC not having been exercised. PTIC's "right to match" will, however, be assigned to MPAH prior to the execution of the conditional Sale and Purchase Agreement and MPAH, as assignee of PTIC's "right to match" will exercise such "right to match" by purchasing the Sale Shares.

The "right to match" gives the Group the right to purchase the Sale Shares proposed to be sold under the public auction by the Philippine Government, at a price equal to the highest bid received in the auction. The highest bid received under the auction was an amount of Php226,338.9669 (US$4,582.69) per share of PTIC, which is equivalent to approximately Php2,100 (US$42.52) per share of PLDT held by PTIC. Under the articles of incorporation of PTIC, the Group has 30 days from the date of receipt of the notice of the proposed transfer within which to exercise the "right to match" and purchase the Sale Shares. It is anticipated that the "right to match" will be exercised by no later than 2 March 2007.

THE ACQUISITION

MPAH proposes to exercise the "right to match" under the PTIC articles of incorporation and thereby acquire the Sale Shares by entering into a conditional Sale and Purchase Agreement with the Philippine Government, the terms of which have been agreed in principle with the Philippine Government, prior to the date of the Special General Meeting and, accordingly, a further announcement will be made at the time of entering into the conditional Sale and Purchase Agreement. However, the Acquisition would constitute a major and connected transaction for the Company under the Listing Rules and, accordingly, the Company requires the prior approval of a resolution of the Shareholders before it can complete the Acquisition and, accordingly, the Sale and Purchase Agreement would be conditional on the approval of a resolution of Shareholders being obtained as required by the Listing Rules. Upon obtaining Shareholders approval for the Acquisition, Completion is expected to take place under the Sale and Purchase Agreement no later than 2 March 2007.

Pursuant to the notice of Special General Meeting contained in this Circular, the Company convenes a special general meeting of its Shareholders at which a resolution will be proposed to approve the Acquisition.

The consideration which would be required to be paid for the Sale Shares under the Sale and Purchase Agreement, pursuant to the terms of the "right to match", is equal to the highest bid received under the auction, being Php 226,338.9669 (US$4,582.69) per share of PTIC or approximately Php 25,217,556,000 (US$510,580,198) in total (before transaction expenses). The consideration would be financed from a combination of internal resources and third party financing.

Under the terms of the Sale and Purchase Agreement agreed in principle with the Philippine Government, on entering into the Sale and Purchase Agreement, approximately US$262,685,233, representing approximately one half of the purchase price for the Sale Shares, will be paid into an escrow account and held upon and subject to the terms of the Escrow Agreement. Under the Escrow Agreement, the amount held in escrow will only be released to the Philippine Government upon delivery of a written notice by the Company and the Company is not obliged to give such written notice if the approval of the Shareholders has not been obtained for the Acquisition as required by the Listing Rules. If the Acquisition is not approved by the Shareholders as required by the Listing Rules, the entire amount held in the escrow account will, upon written instructions of the Company, be returned to the Group under the terms of the Escrow Agreement. The Escrow Agreement contains an acknowledgement that the Company will not have any obligation to give the notice required to release the escrow amount to the Philippine Government unless and until the Acquisition has been approved by Shareholders as required by the Listing Rules. Following the Acquisition having been approved by Shareholders under the Listing Rules, it is anticipated that the amount held in escrow will be converted into Pesos and released to the Philippine Government on Completion of the Sale and Purchase Agreement.

PROPOSED TERMS OF THE SALE AND PURCHASE AGREEMENT

Upon the conditional exercise of the "right to match", MPAH would enter into the conditional Sale and Purchase Agreement with the Philippine Government. The form of the Sale and Purchase Agreement has been agreed in principle with the Philippine Government and would be on the following terms:

1. On Completion, the Philippine Government will sell, and MPAH will buy, the Sale Shares, which represent approximately 46% of the total common issued shares of PTIC.

2. The purchase price for the Sale Shares amounts to Php 25,217,556,000 (US$510,580,198), payable in full on Completion.

3. The Sale and Purchase Agreement is conditional on the approval of the Shareholders being obtained as required by the Listing Rules. If such approval is not obtained, MPAH will not have any obligation to complete the Acquisition and the Sale and Purchase Agreement would automatically terminate.

4. On Completion, the Philippine Government will transfer, and deliver share certificates in relation to, the Sale Shares to MPAH. Completion will take place shortly following the approval of the Acquisition by the Shareholders having been obtained, as required by the Listing Rules, and it is anticipated that Completion will occur not later than 2 March 2007.

5. The Philippine Government will provide certain warranties in favour of MPAH including that:

   (a) the Philippine Government is the legal and absolute and beneficial owner of the Sale Shares;

   (b) the Sale Shares have been duly and validly issued and are free of any incumbencies;

   (c) customary warranties as to capacity and authority to sell; and

   (d) the Philippine Government and its agencies have complied with all relevant laws governing the privatization of government assets including the requirement to undergo a public bidding process, and that the sale price is equal to or higher than the highest price offered to the Philippine Government during such public bidding process.

RATIONALE FOR THE ACQUISITION

The Company considers that the Acquisition represents an attractive opportunity to increase its economic interest in PLDT, which is one of the Group's principal assets. PLDT is the Group's largest contributor to recurring Group profit and is a critical strategic investment of the Group. PLDT has a leading market position in both mobile and fixed telephones in the Philippines and has grown this business significantly over the last few years. The Sale Shares offered for sale in the public auction by the Philippine Government are illiquid shares in a private non listed holding company, PTIC. The Company is in the unique position that its subsidiaries beneficially own the remainder of the issued share capital of PTIC. Accordingly, the acquisition of the Sale Shares will result in the Group beneficially owning 100% of PTIC and the underlying PLDT shares, representing approximately 13.8% of the issued common share capital of PLDT, held by PTIC. The purchase price payable for the Sale Shares is equivalent to approximately Pesos 2,100 (US$42.52) per share of PLDT held by PTIC, which compares favourably to the market price of a PLDT share at the Latest Practicable Date of Php 2,560 (US$51.8).

The Directors (including the independent non-executive Directors) consider that the terms of the proposed Acquisition are fair and reasonable and in the interests of the Shareholders as a whole and recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting for approving the Acquisition.

BUSINESS OF THE COMPANY AND OTHERS

The Company is a Hong Kong based investment and management company with operations in South East Asia. The Company's principal business interests relate to telecommunications, consumer food products and infrastructure.

PTIC is a single purpose holding company incorporated in the Philippines which holds shares in PLDT.

PLDT, in which the Company currently holds an attributable economic interest in shares representing approximately 23% of the issued common share capital of PLDT, is the leading telecommunications services provider in the Philippines. It is based in Manila, and has shares of common stock listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services, including wireless, fixed line and information and communications technology. PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

FINANCIAL EFFECTS OF THE ACQUISITION

The audited consolidated net profit attributable to the Shareholders for the year ended 31 December 2005 was approximately US$103.0 million after tax and US$165.4 million before tax and the audited consolidated net profit attributable to the Shareholders for the year ended 31 December 2004 was approximately US$123.9 million after tax and US$181.3 million before tax, respectively. The unaudited consolidated net profit attributable to the Shareholders for the six months ended 30 June 2006 was approximately US$72.2 million after tax and US$136.9 million before tax.

The audited consolidated net assets of the Group as at 31 December 2005 and 31 December 2004 were approximately US$382.8 million and US$227.4 million, respectively. The unaudited consolidated net assets of the Group as at 30 June 2006 was approximately US$446.9 million.

Following Completion, the Group's effective attributable interest in PLDT will increase from approximately 23% to approximately 29%. In view of the track record, earnings ability and customer base of PLDT, the Acquisition will have a positive impact on the earnings of the Group in the future.

After the Acquisition, the total assets of the enlarged Group will be increased by approximately US$420 million, which represents the cost of Acquisition, net of the utilization of internal cash resources of US$90.6 million. The total liabilities of the Group will also be increased by approximately US$420 million which represents the bank borrowings of US$420 million to finance such Acquisition. As a result, the net asset value of the Group is expected to remain the same upon Completion as illustrated in the unaudited pro forma statement of assets and liabilities of the enlarged Group in Appendix III. The amounts contained in this paragraph are based on the projected financing of the purchase price for the Sale Shares as at the Latest Practicable Date. These amounts may be subject to immaterial adjustments prior to Completion.

As at 31 December 2005, the Group's gearing ratio was 1.12 times. After the Acquisition, based on the above, the unaudited pro forma gearing ratio of the enlarged Group will be 1.84 times. The increase is mainly attributable to bank borrowing to finance the Acquisition.

LISTING RULES IMPLICATIONS

The Acquisition constitutes a major transaction for the Company under the Listing Rules, which will require Shareholders' approval on the basis that one or more of the applicable percentage ratios in respect of the consideration thereby payable exceed 25% but is less than 100%.

The Philippine Government holds approximately 46% of PTIC and is, therefore, a substantial shareholder of a subsidiary of the Company. Accordingly, the Acquisition is also classified as a connected transaction under the Listing Rules and is, therefore, subject to prior approval by the Shareholders (by way of a poll) at the Special General Meeting.

RECOMMENDATIONS

The Company has established the Independent Board Committee, consisting of the independent non-executive Directors, to advise Shareholders as to whether the proposed Acquisition is fair and reasonable and in the interests of the Company and its Shareholders as a whole and to advise the Shareholders how to vote at the Special General Meeting. The Company has also appointed Somerley as the independent financial adviser required to be appointed under Chapter 14A of the Listing Rules, to make recommendations to the Independent Board Committee and the Shareholders as to whether the Acquisition is fair and reasonable and in the interests of the Company and its Shareholders as a whole and to advise Shareholders how to vote at the Special General Meeting.

A separate letter from the Independent Board Committee advising Shareholders that, in the opinion of the Independent Board Committee, formed after taking into account the recommendation of the Independent Financial Adviser, the Acquisition is fair and reasonable and in the interests of the Company and its Shareholders as a whole and advising the Shareholders to vote in favour of the resolution to approve the Acquisition at the Special General Meeting is set out on page 11 of this Circular. Shareholders' attention is drawn to the letter from the Independent Board Committee.

A separate letter from the Independent Financial Adviser, Somerley, containing its advice to the Independent Board Committee and the Shareholders that, having considered the matters set out in detail in that letter, the Acquisition is fair and reasonable and in the interests of the Company and its Shareholders as a whole and advising Shareholders to vote in favour of the resolution to approve the Acquisition at the Special General Meeting is set out on pages 12 and to 25 of this Circular. Shareholders' attention is also drawn to the letter from Somerley, the Independent Financial Adviser.

The Board is of the view that the Acquisition is fair and reasonable and is in the interests of the Company and its Shareholders as a whole and, accordingly, the Board recommends that the Shareholders vote in favour of the resolution to be proposed in relation to the Acquisition at the Special General Meeting.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Wednesday, 28 February 2007 at 10:00 a.m. is set out on pages 159 to 160 of this Circular.

Voting at the Special General Meeting will be taken on a poll.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not Shareholders are able to attend the meeting, they are requested to complete and return the enclosed form of proxy to the Company's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting should they wish to do so.

To the best of the knowledge and belief of the Directors, no Shareholder has a material interest in the matters which are the subject of the resolution before the Special General Meeting such that it must abstain from voting, and, accordingly, all Shareholders are permitted to vote at the Special General Meeting to be convened. First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which together own approximately 44.26% of the Company's issued share capital, have confirmed their intention to vote in favour of the ordinary resolution to be proposed at the Special General Meeting.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this Circular.

Yours faithfully,
For and on behalf of the Board of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

To the Shareholders 12 February 2007

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

PROPOSED ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

We refer to the circular of even date with this letter issued by the Company (the "Circular") to the shareholders of the Company of which this letter forms part. Terms defined in the Circular shall have the same meaning in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Shareholders in respect of the terms of the Acquisition, details of which are set out in the letter from the Board contained in the Circular.

Having considered the terms of the Acquisition and the advice and opinion of the Independent Financial Adviser in relation thereto as set out in the Circular, the Independent Board Committee considers that the Acquisition is on normal commercial terms, fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Shareholders vote in favour of the resolution to be proposed at the Special General Meeting to approve the Acquisition.

The Independent Board Committee draws the attention of the Shareholders to the letter from the Board and the letter from Somerley to the Independent Board Committee and the Shareholders which sets out the considerations and factors taken into account in arriving at its recommendations, each as contained in the Circular.

Yours faithfully,
Independent Board Committee

Edward K.Y. Chen *GBS, CBE, JP*
Independent Non-Executive Director

Graham L. Pickles
Independent Non-Executive Director

David W.C. Tang
OBE, Chevalier de L'Ordre des Arts et des Lettres
Independent Non-Executive Director

The following is the text of the letter of advice to the Independent Board Committee and the Shareholders prepared by the Independent Financial Adviser for the purpose of inclusion in this Circular.

SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

12 February 2007

To: The Independent Board Committee and the Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION

PROPOSED ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

1. INTRODUCTION

We refer to our appointment by the Company as the Independent Financial Adviser to the Independent Board Committee and the Shareholders to consider whether the proposal to purchase a strategic interest of a further approximately 46% of the issued common shares of PTIC, pursuant to the exercising of the "right to match" in the context of a public auction by the Philippine Government, is on normal commercial terms which are fair and reasonable to the Shareholders and in the interests of the Company and the Shareholders as a whole. Details of the Acquisition are contained in the circular to the Shareholders dated 12 February 2007 (the "Circular"), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

PTIC is already an approximately 54% owned subsidiary of the Group. Approximately 53% stake in PTIC was acquired by the Group in 1998 while the remaining approximately 1% stake was acquired by the Group in 1999. The sole material asset of PTIC is an approximately 13.8% interest in PLDT, in which the Group currently has an approximately 23% attributable economic interest. The holding in PLDT is arguably the key strategic holding of the Company, with its attributable market value representing approximately 114.9% of the market capitalisation of the Company as at the Latest Practicable Date. PLDT is an associated company of the Company.

The remaining approximately 46% of PTIC not owned by the Group was subject to an auction process by the Philippine Government. As part of this process, the Philippine Government was registered as the shareholder of this block in December 2006, thereby becoming a substantial shareholder of a subsidiary of the Company and a connected person of the Company. The Acquisition is a major transaction and a connected transaction for the Company under the Listing Rules, and is subject to the approval of the Shareholders at the Special General Meeting. In this case, to the best of the knowledge and belief of the Directors, as there is no conflict of interest, no Shareholder is required to abstain from voting at the Special General Meeting for approving the Acquisition.

The Independent Board Committee, comprising all of the three independent non-executive Directors, namely Mr. Graham L. Pickles, Professor Edward K.Y. Chen and Mr. David W.C. Tang, has been established to make a recommendation to the Shareholders on whether the proposed terms of the Acquisition are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Shareholders in this regard.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Group and have assumed that they are true, accurate and complete as at the date of the Circular and will continue to be true up to the date of the Special General Meeting. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have, however, not conducted any independent investigation into the business and affairs of the Group or PLDT group.

2. BACKGROUND TO AND PROPOSED TERMS OF THE SALE AND PURCHASE AGREEMENT

The Philippine Government proposed to sell its approximately 46% interest of PTIC through public auction and the highest bid received under the auction was an amount of Php226,338.9669 (equivalent to approximately US$4,582.69) per share of PTIC, which is equivalent to approximately Php2,100 per share of PLDT held by PTIC. Under the articles of incorporation of PTIC, the subsidiaries of the Company holding shares in PTIC and PTIC itself each is entitled to a "right to match" in the case of a transfer of shares in PTIC. The "right to match" arising in favour of PTIC is the last to arise under the articles of incorporation of PTIC, following earlier "rights to match" which arose in favour of the subsidiaries of the Company holding shares in PTIC not having been exercised. PTIC's "right to match" will, however, be assigned to MPAH, a wholly-owned subsidiary of the Company, prior to the execution of the conditional Sale and Purchase Agreement and MPAH, as assignee of PTIC's "right to match" will exercise such "right to match" by

purchasing the Sale Shares. This confers upon MPAH a right to purchase such approximately 46% shareholding in PTIC proposed to be sold under the public auction by the Philippine Government at a price of Php226,338.9669 (equivalent to approximately US$4,582.69) per share of PTIC, being the highest bid received under the auction.

MPAH proposes to exercise the "right to match" under the articles of incorporation of PTIC to acquire approximately 46% stake in PTIC offered under the auction at a total consideration of approximately Php25,217,556,000 (equivalent to approximately US$510,580,198) (before transaction expenses). The Acquisition cost of approximately US$510.6 million is intended to be satisfied as to approximately US$90.6 million by internal resources of the Group and as to approximately US$420 million by third party financing. In respect of the US$420 million third party financing, we are advised by the Directors that the Company has already drawn down a five-year term loan in the amount of US$270 million with principal amount repayable in full on the maturity date to finance the Acquisition. The remaining balance of approximately US$150 million will be financed by short-term borrowings. Given majority of the acquisition cost is to be financed by the US$270 million five-year term loan with a "bullet" maturity (i.e. repayable in full on the maturity date), the Group has adopted, in our view, a prudent structure for funding the Acquisition.

Pursuant to the conditional Sale and Purchase Agreement (expected to be entered into by MPAH and the Philippine Government prior to the date of the Special General Meeting), the terms of which have been agreed in principle with the Philippine Government, the Philippine Government would provide certain warranties in favour of MPAH for the acquisition of the Sale Shares. Details of the proposed terms of the Sale and Purchase Agreement are set out in the paragraph headed "Proposed terms of the Sale and Purchase Agreement" in the letter from the Board contained in the Circular. In particular, the Philippine Government will warrant it is the legal and absolute and beneficial owner of the Sale Shares. Approximately US$262,685,233, representing approximately one half of the purchase price for the Sale Shares, will be paid into an escrow account and held upon and subject to the terms of the Escrow Agreement. Pursuant to the Escrow Agreement, the amount held in escrow will only be released to the Philippine Government upon delivery of a written notice by the Company and the Company is not obliged to give such written notice if the approval of the Shareholders has not been obtained for the Acquisition. If the Acquisition is not approved by the Shareholders, the entire amount held in the escrow account will be, upon written instructions of the Company, returned to the Group.

The Directors expect that Completion will take place no later than 2 March 2007.

3. SUMMARY OF BUSINESS AND RESULTS OF PLDT

(i) Business of PLDT

PLDT, an associated company of the Group, was established over 70 years ago and is one of the leading telecommunications service companies in the Philippines providing a wide range of telecommunications services: wireless, fixed line and information and communications technology. PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

(ii) Past results of PLDT

The following table summarises the consolidated results of PLDT for each of the two years ended 31 December 2005 extracted from the 2005 annual report of the Group. The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "Revised HKFRSs") taking effect for accounting periods beginning on or after 1 January 2005. Figures for 2004 have been adjusted in accordance with the Revised HKFRSs.

	Turnover			Profit		
US$ millions	2005	2004	% change	2005	2004 (Restated)	% change
Wireless	1,357.9	1,229.8	+10.4	714.6	503.8	+41.8
Fixed line	903.0	864.0	+4.5	133.7	314.8	–57.5
Information and Communications Technology	53.7	37.1	+44.7	1.8	14.9	–87.9
Inter-segment elimination	(113.3)	(77.2)	+46.8	–	–	–
Total	2,201.3	2,053.7	+7.2			
Segment result				850.1	833.5	+2.0
Net borrowing costs				(219.1)	(217.1)	+0.9
Share of profits less losses of associates				0.1	(1.3)	–
Profit before taxation				631.1	615.1	+2.6
Taxation				(57.0)	(101.7)	–44.0
Profit for the year				574.1	513.4	+11.8
Minority interest				(6.7)	1.3	–
Profit attributable to equity holders				567.4	514.7	+10.2
Preference dividends				(25.7)	(32.5)	–20.9
Profit attributable to ordinary shareholders				541.7	482.2	+12.3
Average shareholding held by the Group (%)				24.4	24.3	–
Contribution to the Group's recurring profit				132.2	117.1	+12.9

As shown above, the majority of the turnover was derived from the wireless segment which was also the key driver of 2005 performance. The wireless services revenue increased by approximately 10.4% to approximately US$1,357.9 million for the year ended 31 December 2005. Such increase was mainly contributed by the increase in wireless data revenues. PLDT had a cellular subscriber base of approximately 20.4 million as at the end of 2005, representing a market share of approximately 59%.

PLDT's fixed line business reported revenues of approximately US$903.0 million for the year ended 31 December 2005, resulting from the increase in data revenues which more than offset the decline in its traditional long distance voice revenues with a net effect of increasing the revenue by approximately 4.5%. The improvement in fixed line performance was also attributed to an expanding broadband business.

The information and communications technology business of PLDT is mainly carried out by ePLDT which operates internet data center, call centers, and internet and gaming operations. The information and communications technology segmental revenues increased by approximately 44.7% to approximately US$53.7 million for 2005. Such growth was primarily attributable to the growth in call center business. The call center business has grown exponentially in recent years with the Philippines becoming an increasingly attractive site for business process outsourcing. Consolidated call center revenues increased by approximately 52% to approximately US$35.4 million resulting from higher capacity utilization and higher prices charged for additional service demand.

It is stated in the 2006 interim report of the Company that PLDT continued to perform well and contributed approximately US$66.5 million recurring profit to that of the Group of approximately US$69.0 million for the six months ended 30 June 2006, representing approximately 13.1% increase as compared with that of the corresponding period. The wireless service revenues increased by approximately 6% to approximately US$740.8 million because of sustained growth in data revenue. On the other hand, the fixed line service revenues were flat at approximately US$462.5 million. ePLDT showed great growth with its revenue rising by approximately 36% to approximately US$34.5 million, of which approximately 68% was contributed from its call center business.

As set out above, we consider that PLDT is a successful company making a significant contribution to the Group's recurring profit.

(iii) Prospects of PLDT

As advised by the Directors, the revenue growth of PLDT is likely to come from broadband, business process outsourcing/call center and mobile. PLDT will continue to introduce various attractive innovative wireless broadband products and services. Moreover, PLDT will further strengthen its market leader position in wireless business through the ongoing network coverage and capacity expansion and market segmentation. This equips PLDT to transform itself from a cellular company into a multi-service wireless communications provider.

In July 2006, ePLDT further expanded its business portfolio to global business process outsourcing by acquiring the entire interests of SPi Technologies, Inc. ("SPi") which is the second largest pure-play business process outsourcing and the ninth largest independent business process outsourcing service provider worldwide. It has operations in North America, Europe and Asia. In August 2006, SPi acquired the entire interest of CyMed, Inc., a leading medical transcription company based in Richmond, Virginia. The business process outsourcing (including call centers) contributed only 3% of total revenues of PLDT for 2005, but the Directors expect that this will rise to 10% over the next three to five years due to the increase in utilization rates and further expansion of the business by such acquisition. The Directors are optimistic concerning the business process outsourcing industry in the Philippines as its fragmented state offers opportunities to ePLDT to consolidate its market share and position in the industry.

Accordingly, the Directors consider that the prospects of PLDT are, in general, promising.

4. HISTORY AND SIGNIFICANCE OF THE COMPANY'S HOLDING IN PLDT

The Group has invested in PLDT for over 8 years. Following the asset disposal program which commenced in December 1997, the Company looked for investment opportunities in Asia for the disposal proceeds. In evaluating the investment proposals, the Group targeted businesses in the region that were leaders in their home markets and had strong brand names. The Company concluded that PLDT, being a leading telecommunication operator in the Philippines, was an appropriate investment for the Group. In November 1998, the Company acquired an approximately 17.2% attributable economic interest, representing approximately 27.4% of the then voting interest in PLDT, for a total consideration of Php29.7 billion (equivalent to approximately Php1,420 per PLDT share, in terms of economic interest) by market purchases and the acquisition of a controlling interest of PTIC. Since then, the Company has been involved in the management of PLDT and Manuel V. Pangilinan, Managing Director of the Company, was appointed as the President and Chief Executive Officer of PLDT. Manuel V. Pangilinan is currently the Chairman of PLDT. The Company also nominated five other new directors to the board of PLDT in 1998. In view of good performance of PLDT, the Group continued to strengthen its interests in PLDT following the original acquisition in 1998 and currently holds an approximately 23% attributable economic interest and approximately 29% voting interest in PLDT.

PLDT is an associated company of the Group and its results are equity accounted for in the accounts of the Group. As shown in the 2005 annual report of the Group, PLDT contributed to approximately US$117.1 million and US$132.2 million to the recurring profit of the Group for the two years ended 31 December 2005 respectively (representing approximately 100.3% and 112.8% of the recurring profit of the Group for the two years ended 31 December 2005 respectively). Based on the 2006 interim report of the Group, PLDT contributed to approximately US$66.5 million to the recurring profit of the Group for the six months ended 30 June 2006 (or approximately 96.4% of the recurring profit of the Group of approximately US$69.0 million for the period). On this basis, most of the recurring profit of the Group was contributed by PLDT, demonstrating that PLDT is a critical strategic investment of the Group.

The chart below illustrates the relative performance of the shares of the Company as compared to those of PLDT for the period from 1 January 2005 up to and including the Latest Practicable Date (the "Period").


250%
200%
150%
100%
50%
0%
3-Jan-05
3-Feb-05
3-Mar-05
3-Apr-05
3-May-05
3-Jun-05
3-Jul-05
3-Aug-05
3-Sep-05
3-Oct-05
3-Nov-05
3-Dec-05
3-Jan-06
3-Feb-06
3-Mar-06
3-Apr-06
3-May-06
3-Jun-06
3-Jul-06
3-Aug-06
3-Sep-06
3-Oct-06
3-Nov-06
3-Dec-06
3-Jan-07
3-Feb-07
The Company
PLDT

Source: Bloomberg

Based on the above, the share price of the Company closely tracked that of PLDT for the Period. This tracking phenomenon, in our opinion, reflects the market perception of PLDT as the core investment of the Group.

In view of PLDT's significant contribution to the recurring profit of the Group and the share price tracking phenomenon between the Company and PLDT, we consider that PLDT is a core strategic asset of the Company. Accordingly, we consider it is reasonable for the Company to consolidate its investment in PLDT by acquiring a further approximately 6.4% attributable interest in PLDT through the acquisition of approximately 46% interest of PTIC.

5. SHARE PRICE AND TRADING VOLUME OF PLDT SHARES

(i) PLDT share price

The chart below shows the daily closing prices of the PLDT shares on the Philippine Stock Exchange during the Period:


Php
3,000
2,500
2,000
1,500
1,000
500
Purchase price = Php 2,100
3-Jan-05
3-Mar-05
3-May-05
3-Jul-05
3-Sep-05
3-Nov-05
3-Jan-06
3-Mar-06
3-May-06
3-Jul-06
3-Sep-06
3-Nov-06
3-Jan-07

Source: Bloomberg

The purchase price of Php2,100 per PLDT share represents:

(a) a discount of approximately 18.0% to the closing price of Php2,560.0 per PLDT share as at the Latest Practicable Date;

(b) a discount of approximately 18.8% to the average closing price of approximately Php2,587.0 per PLDT share for the 10 trading days up to and including the Latest Practicable Date; and

(c) a discount of approximately 20.4% to the average closing price of approximately Php2,637.5 per PLDT share for the 30 trading days up to and including the Latest Practicable Date.

As illustrated by the chart above, the PLDT shares have been trading at a level above the purchase price of Php2,100 per PLDT share on the market since mid September 2006. In normal circumstances, the price for a minority stake in a private company holding listed shares would incorporate a discount to the attributable value of those listed shares. However, after the Acquisition, the Company will control 100% of PTIC, the private company in question and can maximise its options on how to deal with PTIC and its assets in future.

(ii) Trading volume of PLDT shares

The table below sets out the total number of PLDT shares traded per month for the period from 1 January 2005 to 31 January 2007:

	Total monthly trading volume of PLDT shares *Number of PLDT shares*
2005	
January	4,811,920
February	2,763,390
March	2,889,580
April	3,358,340
May	2,665,160
June	4,976,430
July	5,277,160
August	2,895,340
September	3,002,850
October	2,250,130
November	2,018,000
December	1,886,370
2006	
January	1,846,540
February	3,337,660
March	2,306,340
April	2,669,790
May	3,663,190
June	2,950,610
July	2,527,690
August	2,815,700
September	4,650,610
October	6,728,720
November	3,357,140
December	2,823,580
2007	
January	4,183,010
Average	**3,306,210**

Source: Bloomberg

PLDT had approximately 188.5 million shares in issue as at 29 January 2007. Based on the above table, the average monthly trading volume of PLDT shares during the period from 1 January 2005 to 31 January 2007 was approximately 3.3 million PLDT shares. The Company intends to acquire a further approximately 6.4% interest in PLDT by the acquisition of approximately 46% interest of PTIC, which

represents approximately 12.1 million PLDT shares. Based on the average monthly trading volume of 3.3 million PLDT shares, this is equivalent to about 4 months' trading. On this basis, we consider the alterative of buying an equivalent number of PLDT shares in the market in a reasonable length of time and at a stable price is not a practical one.

On this basis, the acquisition of a further approximately 6.4% interest in PLDT by the acquisition of approximately 46% interest of PTIC is, in our view, an efficient way for the Company to consolidate its interests in PLDT at a price which is lower than the recent market price.

6. COMPARABLE ANALYSIS

In assessing whether the consideration is fair and reasonable, we have carried out research into other Asian telecommunications operating companies and the basis of their valuation.

(i) Comparison with listed companies

We have considered the price earnings (P/E) ratio and enterprise value ("EV")/ earnings before interest, taxation, depreciation and amortisation ("EBITDA") ratio of listed companies engaged in the telecommunications business. For this purpose, we have reviewed Asian telecommunications companies which have a similar service mix as PLDT. Generally speaking, we note that the two Indian mobile telecommunications operators listed below have a higher EV/EBITDA multiple than other Asian companies. This reflects in part the very rapid growth rate of the Indian market.

In our analysis, we have excluded Indian players and only compared PLDT with other similar emerging Asia courterparts ("Comparable Companies"). The valuation multiples set out below have been computed on a historical basis, using financial data obtained from their respective latest available annual/interim/ quarterly reports, as appropriate.

Comparables	Relative contribution to total revenue	Country	Current market cap *(US$ million)*	Price earnings ratio (P/E)	EV/ EBITDA
Indian companies (excluded)					
Bharti Airtel Limited	70% Mobile 12% Fixed-line 12% Broadband	India	33,175.40	64.0	19.20
Reliance Communications Limited ("Reliance")	61% Mobile 30% Fixed-line 6% Broadband	India	22,714.80	N/A	15.20

Note: Reliance recorded a profit of approximately US$1.3 million for the year ended 31 December 2005, which we consider not meaningful as a basis to calculate P/E and EV/EBITDA ratios in view of its large market capitalization of about US$23 billion.

Comparables	Relative contribution to total revenue	Country	Current market cap *(US$ million)*	Price earnings ratio (P/E)	EV/ EBITDA
Other Asian telecommunication operators					
Hutchison Telecommunications International Limited ("HTIL")	91% Mobile 9% Fixed-line	Hong Kong	11,560.53	N/A	12.58

Note: HTIL recorded a loss of approximately HK$150 million for the year ended 31 December 2005 and hence no P/E ratio is available.

Comparables	Relative contribution to total revenue	Country	Current market cap *(US$ million)*	Price earnings ratio (P/E)	EV/ EBITDA
Maxis Communications Berhad	97% Mobile 3% Fixed-line	Malaysia	8,666.60	17.83	6.03
Starhub Limited	52% Mobile 14% Fixed-line 17% Cable 11% Broadband	Singapore	3,517.84	22.98	9.39
PT Telekomunikasi Indonesia Tbk.	35% Mobile 26% Fixed-line 35% Broadband	Indonesia	21,146.83	23.83	5.13
Chungwa Telecom Company Limited	40% Mobile 36% Fixed-line 23% Broadband	Taiwan	18,813.30	18.60	5.28
AVERAGE OF COMPARABLE COMPANIES				**20.81**	**7.68**
PLDT at Php 2,100 per PLDT share	**60% Mobile** **40% Fixed-line**	**Philippines**	**8,017.12**	**11.05**	**5.92**

Source: Bloomberg

As noted from the above table, the implied P/E and EV/EBITDA ratios for PLDT represented by the consideration for the Acquisition (based on Php2,100 per PLDT share) are at the lower end of the range of present rating of the Comparable Companies and are lower than the average of the relevant ratios of the Comparable Companies. On this basis, we consider the consideration represents good value for the Company.

(ii) Recent acquisitions in the telecommunications industry:

Since September 2005, there have been a number of transactions which involved the acquisition of telecommunication interests ("Comparable Deals") as summarised below:

Date announced	Acquiror	Target	% Acquired	Deal Size (US$ million)[1]	EV/EBITDA[2]
13 Oct 2006	Providence Equity Partners LLC	Idea Cellular Limited	16.0	400	13.3
30 Jun 2006	HTIL	Hutchison Essar Limited	5.1	450	19.3
10 Apr 2006	Aditya Birla Nuvo Limited	Idea Cellular Limited	48.1	990	12.1
10 Mar 2006	Telekom Malaysia Berhad	Spice Communication Private Limited	49.0	179	15.0
26 Dec 2005	Maxis Communications Berhad	Aircel Cellular Limited	74.0	800	20.0
28 Oct 2005	Vodafone Group Plc	Bharti Airtel Limited	10.05	1,481	18.9
18 Oct 2005	Essar Teleholdings Limited	Hutchison Essar Limited	3.2	147	14.3
26 Sep 2005	Hutchison Essar Limited	BPL Mobile Communications Limited	100.0	1,128	19.1
Mean					16.5

1. Reflects value of equity stake purchased in transaction.

2. Based on historical last 12 months EBITDA for HTIL/Hutch Essar, Vodafone/Bharti, Essar/Hutch Essar. Values for remaining deals based on estimates for EV/FY05EBITDA from brokerage research reports.

As shown in the table above, the implied EV/EBITDA for PLDT of 5.92 times represented by the consideration for the Acquisition is the lowest amongst the Comparable Deals and is significantly lower than their mean of 16.5.

7. FINANCIAL EFFECTS OF THE ACQUISITION

Following Completion, the Group's effective attributable interest in PLDT will increase from approximately 23% to approximately 29%. PLDT will remain as an associated company of the Group and its results will continue to be equity accounted for in the accounts of the Group. In view of the profitable track record as shown in the paragraph headed "Summary of business and results of PLDT" above, the consolidation of the Group's control over the approximately 13.8% stake in PLDT by the Acquisition will have a positive impact on the earnings of the Group.

Based on the pro forma financial information of the enlarged Group after the Acquisition set out in Appendix III to the Circular, the total assets of the Group will be increased by approximately US$420 million (representing the acquisition cost for the approximately 46% stake of PTIC of approximately US$510.6 net of the internal cash resources of approximately US$90.6 million utilized for funding the Acquisition) immediately following Completion. In this pro forma analysis, the total liabilities of the Group will also be increased by approximately US$420 million due to the additional bank borrowings for the Acquisition. As a result of the increase in bank borrowings and the utilisation of internal resources to fund the Acquisition, the pro forma gearing of the Group (calculated on the basis of net debt divided by total equity) will increase from approximately 1.12 times as at 31 December 2005 to approximately 1.84 times. However, as the borrowings for financing the Acquisition are mostly long-term and the assets being acquired are effectively listed shares, which the Group can readily liquidate to repay the bank borrowings if the Group is required to do so. In this context, we consider this increase in gearing remains within prudent limits. If the Group were to mark its attributable interest in PLDT to market, the gearing level as calculated above would be considerably less.

8. DISCUSSION AND ANALYSIS

The Acquisition involves the purchase of a further approximately 46% stake in PTIC, the sole material asset of which is a holding of approximately 13.8% of PLDT's issued common share capital. Although this represents a minority stake in an unlisted vehicle, as the Company already holds approximately 54% of PTIC, the Acquisition will allow the Company to further consolidate its control over the approximately 13.8% stake in PLDT, bringing its economic interest in PLDT up to approximately 29%.

PLDT is a growing and successful company with which the Company is fully familiar, having held a significant investment since 1998. PLDT has become a core asset of the Group, with its attributable market value to the Group exceeding the market capitalisation of the Company and with a strong correlation between the movements of the two companies' share prices. We consider therefore that the opportunity which has occurred for the Company to consolidate its control of PTIC is in line with the strategic direction of the Company.

Average trading in the PLDT shares in the market is about 3.3 million shares per month. As the Acquisition is equivalent to about 12.1 million PLDT shares, we do not think it would be possible to accumulate such a holding by market purchases without driving the price sharply higher.

The equivalent price of Php2,100 per PLDT share is attractive compared to recent market prices, with the PLDT shares closing at Php2,560 on the Latest Practicable Date. The ratings of comparable Asian telecommunication operators and recent past transactions in the industry are also at higher levels than the levels reflected by the Acquisition.

The gearing of the Group after completion of the Acquisition will increase (on a pro forma basis) from approximately 1.12 times as at 31 December 2005 to approximately 1.84 times. However, we consider it remains within prudent limits in the circumstances, as discussed in the paragraph headed "Financial effects of the Acquisition" above.

The price was set in this case by an open auction price, with the right of MPAH, a wholly-owned subsidiary of the Company, to match it arising from the terms of PTIC's articles of incorporation. To the best of knowledge and belief of the Directors, there is no conflict of interest in this case and all Shareholders will be able to vote at the Special General Meeting.

9. OPINION

Based on the above principal factors and reasons, we consider that the Acquisition is on normal commercial terms which are fair and reasonable to the Shareholders and that the Acquisition is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Shareholders to vote in favour of the resolution to be proposed at the Special General Meeting to approve the Acquisition.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M. N. Sabine
Chairman

A. FINANCIAL STATEMENTS FOR LAST THREE FINANCIAL YEARS

1. SUMMARY OF FINANCIAL RESULTS AND CONDITIONS OF THE FIRST PACIFIC GROUP

The following financial information has been extracted from the audited consolidated financial statements of the Group as published in the Company's annual reports for the years ended 31 December 2004 and 2005 and the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2006.

	Six months ended 30 June	Year ended 31 December		
	2006	2005	2004	2003
	US$ million	*US$ million*	*US$ million*	*US$ million*
	(Unaudited)	(Audited)	(Audited)	(Audited)
Turnover	1,136.5	1,986.1	2,054.6	2,161.8
Profit before taxation	136.9	165.4	181.3	170.2
Taxation	(39.6)	(26.6)	(31.9)	(35.2)
Profit for the period/year from continuing operations	97.3	138.8	149.4	135.0
Profit for the period/year from a discontinued operation	–	–	18.8	–
Profit before minority interest	97.3	138.8	168.2	135.0
Minority interest	(25.1)	(35.8)	(44.3)	(60.9)
Profit attributable to equity holders of the parent	72.2	103.0	123.9	74.1
Ordinary share dividends				
Interim – 2006 and 2005: U.S. 0.13 cent (2004 and 2003: Nil) per share	4.1	4.1	–	–
Final – 2005: U.S. 0.26 cent (2004 and 2003: Nil) per share		8.2	–	–
		12.3	–	–
Earnings per share (U.S. cents)				
– Basic	2.26	3.23	3.89	2.33
– Diluted	2.23	3.17	N/A	N/A

N/A: Not applicable

Assets and liabilities of the Group

	As at 30 June	As at 31 December		
	2006	2005	2004	2003
	US$ million	*US$ million*	*US$ million*	*US$ million*
	(Unaudited)	(Audited)	(Audited)	(Audited)
Total assets	2,624.9	2,347.1	2,168.7	2,213.5
Less: Total liabilities	1,773.8	1,640.4	1,577.6	1,785.7
Minority interest	404.2	323.9	363.7	376.7
Net assets	446.9	382.8	227.4	51.1

Note: The financial statements of the Group have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs") (which also include the Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the Hong Kong Generally Accepted Accounting Principles ("HK GAAP"). Significant changes to HK GAAP had been implemented since 2005 as a consequence of a number of new and revised HKASs and HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on, or after 1 January 2005. The key changes have been summarized in Note 2(B) to the consolidated financial statements for the year ended 31 December 2005 and Note 1(b) to the condensed consolidated financial statements for the six months ended 30 June 2006 as set out on pages 61 to 65 and page 35, respectively, of this Appendix.

2. UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2006 AND 30 JUNE 2005

Set out below are the unaudited condensed consolidated financial statements of the Company for the six month periods ended 30 June 2006 and 30 June 2005, respectively, together with the notes thereon extracted from the interim report of the Company for the six month period ended 30 June 2006.

Condensed Consolidated Profit and Loss Statement

		(Unaudited) For the six months ended 30 June	
		2006	**2005**
	Notes	*US$ millions*	*US$ millions*
Turnover	2	1,136.5	942.5
Cost of sales		(851.2)	(702.7)
Gross Profit		285.3	239.8
Gain on dilutions and divestments		17.3	3.0
Distribution costs		(95.8)	(81.7)
Administrative expenses		(65.6)	(57.3)
Other operating expenses, net		(13.8)	(9.3)
Net borrowing costs	3	(58.7)	(59.2)
Share of profits less losses of associated companies		68.2	71.1
Profit Before Taxation	4	136.9	106.4
Taxation	5	(39.6)	(20.4)
Profit for the Period		97.3	86.0
Attributable to:			
Equity holders of the parent	6	72.2	60.8
Minority interest		25.1	25.2
		97.3	86.0
Ordinary Share Dividend	7		
U.S. 0.13 cent (2005: U.S. 0.13 cent) per share		4.1	4.1
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	8		
Basic		2.26	1.91
Diluted		2.23	1.74

Condensed Consolidated Balance Sheet

	Notes	(Unaudited) At 30 June 2006 US$ millions	At 31 December 2005 US$ millions
Non-current Assets			
Property and equipment	*10*	740.2	622.9
Plantations		234.4	169.0
Associated companies	*11*	418.8	381.7
Financial assets at fair value through profit or loss	*12*	70.4	–
Accounts receivable, other receivables and prepayments	*13*	15.8	11.7
Goodwill		40.9	32.7
Prepaid land premiums		34.2	34.5
Available-for-sale assets		4.6	2.7
Deferred tax assets		17.0	15.4
Other non-current assets		114.4	130.8
		1,690.7	1,401.4
Current Assets			
Cash and cash equivalents		309.8	296.0
Restricted cash	*17(d)*	4.5	4.7
Available-for-sale assets		53.8	52.4
Accounts receivable, other receivables and prepayments	*13*	263.9	286.7
Inventories		299.9	303.0
Non-current assets held for sale		2.3	2.9
		934.2	945.7
Current Liabilities			
Accounts payable, other payables and accruals	*14*	296.7	278.6
Short-term borrowings		422.1	345.0
Provision for taxation		15.5	11.2
Current portion of deferred liabilities and provisions	*15*	5.9	15.3
		740.2	650.1
Net Current Assets		194.0	295.6
Total Assets Less Current Liabilities		1,884.7	1,697.0

	Notes	(Unaudited) At 30 June 2006 US$ millions	At 31 December 2005 US$ millions
Equity			
Issued share capital		31.9	31.9
Other reserves		928.0	927.9
Accumulated losses		(513.0)	(577.0)
Equity attributable to equity holders of the parent		446.9	382.8
Minority interest		404.2	323.9
Total Equity		851.1	706.7
Non-current Liabilities			
Long-term borrowings		732.5	744.2
Deferred liabilities and provisions	*15*	98.6	92.7
Deferred tax liabilities		163.3	114.1
Derivative liability	*16*	39.2	39.3
		1,033.6	990.3
		1,884.7	1,697.0

Condensed Consolidated Statement of Changes in Equity

	Equity attributable to equity holders of the parent									
	Issued capital US$ millions	Share premium US$ millions	Share options issued US$ millions	Unrealized gains on available-for-sale assets US$ millions	Unrealized (losses)/ gains on cash flow hedges US$ millions	Exchange reserve US$ millions	Accumulated losses US$ millions	Total US$ millions	Minority interest US$ millions	(Unaudited) Total equity US$ millions
Balance at 1 January 2005	31.9	958.2	4.4	1.7	-	(59.8)	(675.2)	261.2	363.7	624.9
Changes in equity for 2005:										
Exchange differences on translating foreign operations	-	-	-	-	-	(6.8)	-	(6.8)	(14.9)	(21.7)
Unrealized gains on available-for-sale assets	-	-	-	0.7	-	-	-	0.7	-	0.7
Unrealized losses on cash flow hedges	-	-	-	-	(2.2)	-	-	(2.2)	-	(2.2)
Net income and expense recognized directly in equity	-	-	-	0.7	(2.2)	(6.8)	-	(8.3)	(14.9)	(23.2)
Net profit for the period	-	-	-	-	-	-	60.8	60.8	25.2	86.0
Total recognized income and expense for the period	-	-	-	0.7	(2.2)	(6.8)	60.8	52.5	10.3	62.8
Dilution of interest in an associated company	-	-	-	-	-	0.2	-	0.2	-	0.2
Change in attributable interests	-	-	-	-	-	-	-	-	(1.6)	(1.6)
Dividends declared and paid to minority shareholders	-	-	-	-	-	-	-	-	(29.4)	(29.4)
Equity-settled share option arrangements	-	-	3.4	-	-	-	-	3.4	-	3.4
Balance at 30 June 2005	31.9	958.2	7.8	2.4	(2.2)	(66.4)	(614.4)	317.3	343.0	660.3

	Equity attributable to equity holders of the parent									
	Issued capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Exchange reserve	Accumulated losses	Total	Minority interest	(Unaudited) Total equity
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Balance at 1 January 2006	31.9	959.1	9.3	6.4	4.0	(50.9)	(577.0)	382.8	323.9	706.7
Changes in equity for 2006:										
Exchange differences on translating foreign operations	-	-	-	-	-	6.4	-	6.4	16.3	22.7
Unrealized gains on available-for-sale assets	-	-	-	1.3	-	-	-	1.3	1.3	2.6
Unrealized losses on cash flow hedges	-	-	-	-	(10.0)	-	-	(10.0)	-	(10.0)
Net income and expense recognized directly in equity	-	-	-	1.3	(10.0)	6.4	-	(2.3)	17.6	15.3
Net profit for the period	-	-	-	-	-	-	72.2	72.2	25.1	97.3
Total recognized income and expense for the period	-	-	-	1.3	(10.0)	6.4	72.2	69.9	42.7	112.6
Dilution and divestment of interest in an associated company	-	-	-	-	-	0.4	-	0.4	-	0.4
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	35.9	35.9
Shares issued to minority interest by a subsidiary company	-	-	-	-	-	-	-	-	2.5	2.5
Change in attributable interests	-	-	-	-	-	-	-	-	1.5	1.5
Dividends declared to minority shareholders	-	-	-	-	-	-	-	-	(2.3)	(2.3)
Issue of shares upon the exercise of share options	-	0.2	(0.1)	-	-	-	-	0.1	-	0.1
Equity-settled share option arrangements	-	-	1.9	-	-	-	-	1.9	-	1.9
Dividends	-	-	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balance at 30 June 2006	31.9	959.3	11.1	7.7	(6.0)	(44.1)	(513.0)	446.9	404.2	851.1

Condensed Consolidated Cash Flow Statement

		(Unaudited) For the six months ended 30 June	
		2006	2005
	Notes	*US$ millions*	*US$ millions*
Profit Before Taxation		136.9	106.4
Adjustments for:			
Interest expenses		68.3	64.6
Depreciation		31.5	32.7
Decrease/(increase) in other non-current assets		23.0	(4.3)
Decrease in accounts receivables, other receivables and prepayment (Non-current)		3.9	5.6
Equity-settled share option expense		1.4	3.4
Recognition of prepaid land premiums		1.4	1.1
Loss on changes in fair value of non-current assets held for sale		0.6	–
Share of profits less losses of associated companies		(68.2)	(71.1)
Gain on changes in fair value of plantations		(30.0)	(8.5)
Gain on dilution of interest in an associated company		(10.2)	(3.0)
Interest income		(9.6)	(5.4)
Gain on divestment of interest in an associated company		(7.1)	–
Gains on sale of property and equipment		(0.7)	–
Dividend income from financial assets at fair value through profit or loss		(0.5)	–
Foreign exchange and derivative (gains)/losses, net		(0.4)	24.3
Dividend income from available-for-sale assets		–	(1.3)
Others		13.1	5.2
Operating profit before working capital changes		153.4	149.7
Decrease in working capital [(i)]		18.4	23.0
Net cash generated from operations		171.8	172.7
Interest received		7.8	4.8
Interest paid		(55.2)	(53.8)
Tax paid		(15.8)	(37.5)
Net Cash Inflow from Operating Activities		108.6	86.2

(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

		(Unaudited) For the six months ended 30 June	
		2006	**2005**
	Notes	*US$ millions*	*US$ millions*
Dividend received from an associated company		23.3	10.0
Proceeds from sale of property and equipment and others		6.3	2.2
Dividend received from financial assets at fair value through profit or loss		0.5	–
Acquisition of assets designated as financial assets at fair value through profit or loss	*17(a)*	(66.5)	–
Acquisition of subsidiary companies	*17(b)*	(31.7)	1.0
Purchase of property and equipment and others		(27.2)	(23.6)
Increased investment in an associated company	*17(c)*	(6.1)	(28.2)
Loans to associated companies		(1.1)	(0.2)
Acquisitions of available-for-sale assets		(0.3)	(22.5)
Proceeds from termination of derivative transactions		–	96.3
Acquisition of an associated company		–	(15.0)
Net Cash (Outflow)/Inflow from Investing Activities		(102.8)	20.0
Net borrowings raised/(repaid)		9.2	(8.8)
Shares issued to minority interest by a subsidiary company		2.5	–
Decrease in restricted cash		0.2	–
Issue of shares upon the exercise of share options		0.1	–
Dividend paid to shareholders		(8.2)	–
Dividends paid to minority shareholders by a subsidiary company		–	(21.7)
Net Cash Inflow/(Outflow) from Financing Activities		3.8	(30.5)
Net Increase in Cash and Cash Equivalents		9.6	75.7
Cash and cash equivalents at 1 January		296.0	186.6
Exchange translation		4.2	(4.6)
Cash and Cash Equivalents at 30 June		309.8	257.7
Representing			
Cash and cash equivalents		309.8	257.7

Notes to the Condensed Interim Financial Statements

1. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

(a) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2005 audited Financial Statements, except as described below.

(b) Impact of New and Revised HKFRSs

Certain changes to Hong Kong Generally Accepted Accounting Principles (Hong Kong GAAP) have been implemented during 2006 as a consequence of the following new and revised HKASs, Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong (International Financial Reporting Interpretations Committee) – Interpretations (HK(IFRIC) – Ints) issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2006:

HKAS 19 Amendment	"Actuarial Gains and Losses, Group Plans and Disclosures"
HKAS 21 Amendment	"The Effects of Changes in Foreign Exchange Rates — Net Investment in a Foreign Operation"
HKAS 39 Amendment	"Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
HKAS 39 Amendment	"The Fair Value Option"
HKAS 39 and HKFRS 4 Amendments	"Financial Instruments: Recognition and Measurement and Insurance Contracts — Financial Guarantee Contracts"
HKFRSs 1 & 6 Amendments	"First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"
HKFRS 6	"Exploration for and Evaluation of Mineral Resources"
HK(IFRIC)-Int 4	"Determining whether an Arrangement contains a Lease"
HK(IFRIC)-Int 5	"Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
HK(IFRIC)-Int 6	"Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment"

Except for HKAS 39 Amendment "The Fair Value Option", the adoption of the pronouncements listed above has had no material impact on the accounting policies of the Group and the methods of computation in the Group's Condensed Interim Financial Statements. The adoption of HKAS 39 Amendment "The Fair Value Option" has resulted in the Group applying more restrictive criteria for designating financial instruments as financial assets/liabilities at fair value through profit or loss.

During the period, the Group designated 1.1 per cent interest in PLDT acquired during 2006 as financial assets at fair value through profit or loss. Please refer to Note 12 for details. The adoption has had no effect on both the profit attributable to equity holders of the parent for the periods ended 30 June 2006 and 30 June 2005 and equity attributable to equity holders of the parent at 30 June 2006 and 31 December 2005.

2. TURNOVER AND SEGMENTAL INFORMATION

	For the six months ended 30 June 2006 US$ millions	2005 US$ millions
Turnover		
Sale of goods and properties	1,117.2	919.5
Rendering of services	19.3	23.0
Total	1,136.5	942.5

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions.

By Principal Business Activity – 2006

	For the six months ended 30 June				
	Telecom-munications US$ millions	Consumer Food Products US$ millions	Property and Transportation US$ millions	Head Office US$ millions	2006 Total US$ millions
Profit and Loss					
Segment revenue – turnover	–	1,104.7	31.8	–	1,136.5
Segment results	–	135.3	(8.1)	0.2	127.4
Net borrowing costs					(58.7)
Share of profits less losses of associated companies	68.9	(0.8)	0.1	–	68.2
Profit before taxation					136.9
Taxation					(39.6)
Profit for the period					97.3
Other Information					
Capital expenditure	–	19.6	3.9	1.7	25.2
Depreciation	–	28.5	3.0	–	31.5
Foreign exchange and derivative losses, net	–	–	–	5.1	5.1
Other non-cash expenses	–	1.0	9.4	1.4	11.8

By Principal Geographical Market – 2006

	For the six months ended 30 June			
	The Philippines US$ millions	Indonesia US$ millions	Hong Kong US$ millions	2006 Total US$ millions
Segment revenue – turnover	31.8	1,104.7	-	1,136.5
Capital expenditure	3.9	19.6	1.7	25.2

By Principal Business Activity – 2005

	For the six months ended 30 June				
	Telecom-munications *US$ millions*	Consumer Food Products *US$ millions*	Property and Transportation *US$ millions*	Head Office *US$ millions*	2005 Total *US$ millions*
Profit and Loss					
Segment revenue – turnover	–	911.6	30.9	–	942.5
Segment results	–	100.1	21.9	(27.5)	94.5
Net borrowing costs					(59.2)
Share of profits less losses of associated companies	71.0	–	0.1	–	71.1
Profit before taxation					106.4
Taxation					(20.4)
Profit for the period					86.0
Other Information					
Capital expenditure	–	21.3	2.3	–	23.6
Depreciation	–	31.1	1.6	–	32.7
Foreign exchange and derivative losses, net	–	13.9	–	10.4	24.3
Other non-cash expenses	–	1.1	0.5	3.4	5.0

By Principal Geographical Market – 2005

	For the six months ended 30 June		
	The Philippines *US$ millions*	Indonesia *US$ millions*	2005 Total *US$ millions*
Segment revenue – turnover	30.9	911.6	942.5
Capital expenditure	2.3	21.3	23.6

3. NET BORROWING COSTS

	For the six months ended 30 June	
	2006 *US$ millions*	2005 *US$ millions*
Bank loans and other loans		
– wholly repayable within five years	64.1	64.0
– not wholly repayable within five years	4.2	0.6
Total Borrowing Costs	68.3	64.6
Less interest income	(9.6)	(5.4)
Net Borrowing Costs	58.7	59.2

4. PROFIT BEFORE TAXATION

	For the six months ended 30 June	
	2006	**2005**
	US$ millions	*US$ millions*
Profit Before Taxation is Stated After (Charging)/Crediting		
Cost of inventories sold	(669.8)	(552.7)
Employee remuneration	(109.7)	(91.0)
Depreciation *(Note 10)*	(31.5)	(32.7)
Cost of services rendered	(18.9)	(21.2)
Impairment of an associated company	(5.0)	–
Impairment of property and equipment *(Note 10)*	(2.7)	–
Doubtful debt provisions (included in distribution costs)	(2.1)	(1.6)
Loss on changes in fair value of non-current assets held for sale	(0.6)	–
Gain on changes in fair value of plantations	30.0	8.5
Gain on dilution of interest in an associated company	10.2	3.0
Gain on divestment of interest in an associated company	7.1	–
Gain on sale of property and equipment	0.7	–
Dividend income from financial assets at fair value through profit or loss	0.5	–
Foreign exchange and derivative gains/(losses), net *(Note 6)*	0.4	(24.3)
Realized gain on sale of available-for-sale assets	0.2	–
Dividend income from available-for-sale assets	–	1.3

5. TAXATION

No Hong Kong profits tax (2005: Nil) has been provided as the Group had no estimated assessable profits (2005: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

	For the six months ended 30 June	
	2006	**2005**
	US$ millions	*US$ millions*
Subsidiary Companies – Overseas		
Current taxation	20.0	15.5
Deferred taxation	19.6	4.9
Total	39.6	20.4

Included within share of profits less losses of associated companies is taxation of US$13.7 million (2005: US$24.2 million) and which is analyzed as follows.

	For the six months ended 30 June	
	2006	**2005**
	US$ millions	*US$ millions*
Associated Companies – Overseas		
Current taxation	21.0	21.1
Deferred taxation	(7.3)	3.1
Total	13.7	24.2

6. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Profit attributable to equity holders of the parent includes US$3.7 million (2005: US$7.7 million) net foreign exchange and derivative losses which comprise US$0.4 million (2005: US$7.7 million) losses on changes in the fair values of derivatives and the translation of the unhedged foreign currency denominated borrowings, and a US$3.3 million (2005: Nil) loss on changes in the fair value of 1.1 per cent PLDT shares acquired by the Group in 2006 and designated as financial assets at fair value through profit or loss, and US$6.9 million (2005: US$14.6 million) net non-recurring gains.

Analysis of Foreign Exchange and Derivative Losses

	For the six months ended 30 June 2006 *US$ millions*	2005 *US$ millions*
Foreign exchange and derivative gains /(losses)		
– Subsidiary companies	0.4	(24.3)
– Associated companies	(0.9)	11.4
Subtotal	(0.5)	(12.9)
Attributable to taxation and minority interest	(3.2)	5.2
Total	(3.7)	(7.7)

The non-recurring gains of US$6.9 million for 2006 mainly comprise a gain on dilution upon the conversion of PLDT's convertible preference shares of US$10.2 million and a gain on divestment of the Group's interest in PLDT of US$7.1 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares. 2005's non-recurring gains of US$14.6 million mainly comprised goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$5.0 million, a gain on dilution of the Group's interest in PLDT of US$3.0 million and Metro Pacific's adjustments made to amounts owed to Pacific Plaza Towers contractor and others.

7. ORDINARY SHARE DIVIDEND

At a meeting held on 7 September 2006, the Directors declared an interim cash dividend of U.S. 0.13 cent (2005: U.S. 0.13 cent) per ordinary share totaling US$4.1 million (2005: US$4.1 million).

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the period attributable to equity holders of the parent of US$72.2 million (2005: US$60.8 million), and the weighted average number of 3,189.0 million (2005: 3,186.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share amount is based on: (i) profit for the period attributable to equity holders of the parent of US$72.2 million (2005: US$60.8 million) reduced by US$0.2 million (2005: US$4.5 million) in respect of the dilutive impact from the full conversion of convertible preference shares and share options issued by its associate PLDT, and (ii) a share base equal to the aggregate of the weighted average number of 3,189.0 million (2005: 3,186.0 million) ordinary shares in issue during the period (as used in the basic earnings per share calculation) and the weighted average of 46.9 million (2005: 40.4 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The impact upon full conversion of Head Office's Exchangeable Notes has not been taken into account in calculating the earnings per share because its anti-dilutive effect on the basic earnings per share for the period would actually increase the earnings per share.

9. SUBSIDIARY COMPANIES

(a) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 49 to 50.

(b) Metro Pacific group contributes to the Group's property and transportation business segment (refer to Note 2). Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company's debt obligations to Pesos 566 million (US$10.7 million) at 30 June 2006 from Pesos 11.7 billion (US$220.3 million) at 31 December 2001 when the debt reduction program was commenced.

Negros Navigation Co., Inc. (Nenaco), a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies. Metro Pacific is reviewing a number of strategic options with respect to its investment in Nenaco.

10. PROPERTY AND EQUIPMENT

The movements in property and equipment are set out below.

	2006 *US$ millions*	**2005** *US$ millions*
At 1 January	622.9	647.4
Exchange translation	32.6	(29.0)
Additions	25.2	23.6
Disposals	(1.1)	(2.0)
Acquisition of subsidiary companies *(Note 17(b))*	94.8	2.0
Depreciation *(Note 4)*	(31.5)	(32.7)
Impairment *(Note 4)*	(2.7)	–
Reclassifications	–	17.5
At 30 June	740.2	626.8

11. ASSOCIATED COMPANIES

	At 30 June 2006 *US$ millions*	**At 31 December 2005** *US$ millions*
PLDT	390.6	350.4
Level Up	15.0	14.0
Metro Pacific's associated companies	10.3	13.8
Others	2.9	3.5
Total	418.8	381.7

Details of principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 49 to 50.

12. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The amount represents the fair value, determined based on a quoted market price, of 1.1 per cent interest in PLDT acquired by the Group during the period and designated as financial assets at fair value through profit or loss to partially offset against the exposure arising from changes in the fair value of the option element embedded in Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

13. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$172.8 million (31 December 2005: US$173.3 million), with an ageing profile as below.

	At 30 June 2006 *US$ millions*	**At 31 December 2005** *US$ millions*
0 to 30 days	140.5	148.5
31 to 60 days	9.6	8.8
61 to 90 days	5.3	6.0
Over 90 days	17.4	10.0
Total	172.8	173.3

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. Metro Pacific/Metro Pacific Investments Corporation (MPIC) collects contract receivables related to property sales by installments over periods ranging between one to five years.

14. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$163.9 million (31 December 2005: US$172.7 million), with an ageing profile as below.

	At 30 June 2006 *US$ millions*	**At 31 December 2005** *US$ millions*
0 to 30 days	146.0	160.8
31 to 60 days	12.8	1.7
61 to 90 days	1.1	1.3
Over 90 days	4.0	8.9
Total	163.9	172.7

15. DEFERRED LIABILITIES AND PROVISIONS

	Pension	Deferred income	Long-term payables	Others	2006 Total	2005 Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
At 1 January	51.2	26.0	14.5	16.3	108.0	125.1
Exchange translation	2.6	–	0.3	0.1	3.0	(2.0)
Additions	9.0	0.1	2.1	0.6	11.8	15.0
Acquisition of subsidiary companies *(Note 17(b))*	0.2	–	–	–	0.2	–
Payment and utilization	(0.6)	(0.7)	(3.9)	(13.3)	(18.5)	(13.7)
Reclassification	–	–	–	–	–	(11.1)
At 30 June	62.4	25.4	13.0	3.7	104.5	113.3
Presented as:						
Current Portion	1.1	1.3	2.3	1.2	5.9	16.6
Non-current Portion	61.3	24.1	10.7	2.5	98.6	96.7
Total	62.4	25.4	13.0	3.7	104.5	113.3

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Deferred income relates to upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 20(e)) and the unrealized gross profit arising on property sales with installment collections.

Long-term payables relate to Metro Pacific/MPIC's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property and equipment.

Others mainly relates to provisions for warranty claims.

16. DERIVATIVE LIABILITY

Derivative liability represents the fair value of the option embedded in the Exchangeable Notes issued by First Pacific Finance Limited, a wholly-owned subsidiary company of the Company. Details regarding the issue of the Exchangeable Notes is set out on page 100 of First Pacific's 2005 Annual Report. The fair value of the option liability was remeasured to US$39.2 million (31 December 2005: US$39.3 million) on a mark-to-market basis at 30 June 2006, reflecting primarily the change in PLDT share price.

17. NOTES TO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisition of Assets Designated as Financial Assets at Fair Value through Profit or Loss

The cash outflow of US$66.5 million (2005: Nil) relates principally to the Group's acquisition of 1.1 per cent interest in PLDT and designated as financial assets at fair value through profit or loss.

(b) Acquisition of Subsidiary Companies

	Indofood's acquisition of Pacsari Pte Ltd (PPL)	Indofood's acquisition of PT Sarana Inti Pratama (SAIN) and its subsidiary companies	Others	Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Consideration				
Cash and cash equivalents	40.5	1.5	–	42.0
Accounts receivable, other receivables and prepayments (Current)[(i)]	–	14.9	0.6	15.5
Other non-current assets[(ii)]	–	–	5.2	5.2
Total	40.5	16.4	5.8	62.7
Net Assets				
Property and equipment *(Note 10)*	87.9	1.5	5.4	94.8
Plantations	–	26.4	–	26.4
Accounts receivable, other receivables and prepayments (Non-current)	–	2.9	–	2.9
Prepaid land premiums	–	1.9	–	1.9
Deferred tax assets	–	1.0	–	1.0
Other non-current assets	–	4.8	1.2	6.0
Cash and cash equivalents	9.1	0.6	0.6	10.3
Accounts receivable, other receivables and prepayments (Current)	0.2	0.4	1.0	1.6
Inventories	0.1	0.3	0.2	0.6
Accounts payable, other payables and accruals	(5.4)	(3.7)	(0.7)	(9.8)
Short-term borrowings	(15.1)	–	–	(15.1)
Provision for taxation	–	(0.1)	–	(0.1)
Long-term borrowings	–	(4.2)	–	(4.2)
Deferred liabilities and provisions *(Note 15)*	–	(0.1)	(0.1)	(0.2)
Deferred tax liabilities	(15.5)	(8.1)	(1.2)	(24.8)
Minority interest	(27.9)	(7.4)	(0.6)	(35.9)
Total Net Assets Acquired at Fair Value	33.4	16.2	5.8	55.4
Goodwill	7.1	0.2	–	7.3
Net (Outflow)/Inflow of Cash and Cash Equivalents Per Consolidated Cash Flow Statement	(31.4)	(0.9)	0.6	(31.7)

(i) Mainly represents deposit paid for the acquisition of SAIN's convertible bonds made by PT Salim Ivomas Pratama (SIMP), a 80 per cent-owned subsidiary company of Indofood, in December 2005.

(ii) Represents Indofood's investment in PT Tahta Bahtera's convertible bonds in November 2005.

In June 2006, Indofood acquired 55.0 per cent interest in PPL for US$40.5 million and SIMP completed the acquisition of 70.0 per cent interest in SAIN for US$16.4 million. PPL is engaged in shipping operations and SAIN is engaged in the operations of oil palm breeding, research management and plantations in Indonesia.

Since the date of acquisitions, the above acquired companies recorded profit for the period of US$0.1 million, which were included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2006, the turnover and profit for the period of the Group for the six months ended 30 June 2006 would be US$1,141.2 million and US$99.1 million, respectively. The subsidiary companies acquired during the period had minimal net cash outflows from operating and investing activities and no cashflow in respect of financing activities during the period.

(c) Increased Investment in an Associated Company

The cash outflow of US$6.1 million (2005: US$28.2 million) relates to the Group's increased investment in PLDT. 2006's purchase was principally made in accordance with the terms of Head Office's Exchangeable Notes.

(d) Restricted Cash

At 30 June 2006, the Group had US$4.5 million (31 December 2005: US$4.7 million) of cash which was restricted as to use. The full amount has been released in July 2006.

(e) Major Non-cash Transaction

During the period, the Group settled US$7.4 million of Head Office's Exchangeable Notes through the transfer of 0.1 per cent PLDT shares.

18. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Capital Expenditure

	At 30 June 2006 *US$ millions*	At 31 December 2005 *US$ millions*
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	7.9	15.1
Contracted, but not provided for	5.8	7.5
Total	13.7	22.6

Capital expenditure commitments principally relate to Indofood's purchase of property, machinery and equipment.

(b) Contingent Liabilities

At 30 June 2006, neither the Group nor the Company had any significant contingent liabilities (31 December 2005: Nil).

19. SHARE OPTIONS

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 30 June 2006 are set out below.

(a) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2006	Share options granted during the period	Share options exercised during the period	Share options held at 30 June 2006	Share option exercise price *(HK$)*	Market price at date of grant *(HK$)*	Market price during the period of exercise *(HK$)*	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	–	–	31,800,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	–	–	31,800,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	–	–	24,500,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Non-executive Directors											
Ambassador Albert F. del Rosario	2,840,000	–	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	–	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Independent Non-executive Directors											
Graham L. Pickles	2,840,000	–	(482,000)	2,358,000	1.76	1.76	3.66	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, GBS, CBE, JP	2,840,000	–	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Senior Executives	32,286,000	–	–	32,286,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	–	4,500,000	–	4,500,000	3.275	3.25	–	7 June 2006	December 2010	June 2007	June 2016
Total	131,746,000	4,500,000	(482,000)	135,764,000							

(b) Particulars of Metro Pacific's Share Option Scheme

Metro Pacific	Share options held at 1 January 2006	Share options canceled during the period	Share options held at 30 June 2006	Share option exercise price *(Peso)*	Market price at date of grant *(Peso)*	Grant date	Exercisable from	Exercisable until
Senior Executives	315,684	(267,649)	48,035	3.46	3.57	1 August 1997	August 1997	August 2007

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

20. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(a) The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, NTT DoCoMo, Inc. and NTT Communications, Inc. which governs the shareholding arrangements and other business arrangements, including the rollout and development of 3G services in the Philippines, between the parties.

(b) In April 2006, a wholly-owned subsidiary company of the Company converted its Pesos 450 million (US$8.6 million) investment in Metro Pacific's preferred shares into common shares at Peso 1 per share, which increased the Group's economic interest in Metro Pacific from 75.5 per cent to 76.1 per cent.

(c) In April 2006, MPIC acquired Metro Pacific's entire 51.0 per cent interest in Landco, Inc. (Landco) for a consideration of Pesos 667.7 million (US$12.8 million) and a Pesos 137.7 million (US$2.6 million) receivable from Landco at its face value. In May 2006, MPIC converted the said receivable from Landco into new shares in Landco, with a pro-rated contribution of Pesos 132.2 million (US$2.5 million) from AB Holdings, Inc., the 49 per cent shareholder of Landco.

(d) In May 2006, Metro Pacific repaid its outstanding liabilities owed to certain wholly-owned subsidiary companies of the Company totaling Pesos 854 million (US$16.4 million).

(e) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2005: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

Total fees under these arrangements amounted to Pesos 299 million (US$5.7 million) for the period ended 30 June 2006 (2005: Pesos 278 million or US$5.1 million). At 30 June 2006, ALBV had outstanding receivable under the technical assistance agreement amounting to Pesos 30 million (US$0.6 million) (31 December 2005: Pesos 194 million or US$3.7 million).

(f) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of Transactions

	For the six months ended 30 June	
	2006	**2005**
	US$ millions	*US$ millions*
Profit and Loss Items		
Sales of finished goods		
– to associated companies	24.7	17.1
– to affiliated companies	21.0	14.7
Purchases of raw materials		
– from associated companies	18.3	12.5
– from affiliated companies	1.8	3.4
Insurance expenses		
– to affiliated companies	1.6	–
Management and technical services fee income and royalty income		
– from associated companies	0.3	0.2
– from affiliated companies	0.5	1.3
Rental expenses		
– to affiliated companies	0.6	0.7
Transportation and pump services expenses		
– to affiliated companies	0.2	0.4

Approximately four per cent (2005: four per cent) of Indofood's sales and two per cent (2005: three per cent) of its purchases were transacted with these related parties.

Nature of Balances

	At 30 June 2006	At 31 December 2005
	US$ millions	*US$ millions*
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	5.2	0.1
– from affiliated companies	5.7	4.8
Accounts receivable – non-trade		
– from associated companies	–	0.1
– from affiliated companies	7.3	5.9
Accounts payable – trade		
– to associated companies	5.2	6.4
– to affiliated companies	0.9	1.2
Accounts payable – non-trade		
– to affiliated companies	0.8	0.6

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on page 42 of First Pacific's 2006 interim report.

21. SUBSEQUENT EVENTS

(a) In July 2006, the Group has redeemed in full its outstanding secured bonds of US$108 million at par upon their maturity. The redemption was funded by internal cash resources. Following the full redemption of the bonds, the security interest over the Group's shareholding in Indofood was released.

(b) On 16 August 2006, Indofood completed a merger between its wholly-owned edible oils and fats subsidiary companies and SIMP, through the issuance of new shares by SIMP to Indofood in exchange for the full ownership of the edible oils and fats businesses. As a result, Indofood's effective interest in the merged SIMP increased to approximately 84 per cent from 80 per cent.

(c) On 16 August 2006, SIMP entered into a conditional sale and purchase agreement with Rascal Holdings Limited, a company owned by the Chairman of the Company, in relation to the purchase of a 60 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.7 million). Completion of the acquisition is conditional upon fulfillment of various conditions precedent.

(d) On 23 August 2006, Indofood entered into a conditional sale and purchase agreement with ISG Asia Limited (ISG), a company listed on the Singapore Exchange Securities Trading Limited (SGX – ST) Dealing and Automated Quotation System, in relation to the proposed listing of Indofood's oil palm plantations and edible oils and fats businesses through a reverse takeover of ISG. The transaction is valued at 392.7 million Singapore Dollars (US$248.5 million) with Indofood receiving 9.982 billion new ISG shares after injecting its oil palm plantations and edible oils and fats businesses.

Upon completion of the transaction, Indofood will become the majority shareholder of ISG owning over 98 per cent of the enlarged issued share capital of ISG. To comply with SGX – ST rules on shareholding spread and distribution requirements, it is intended that a placement of new and/or existing shares of ISG will be carried out.

The transaction is subject to the completion of due diligence and approvals of shareholders of the Company, Indofood and ISG as well as the regulatory authorities in Hong Kong, Indonesia and Singapore.

3. SUMMARY OF PRINCIPAL INVESTMENTS AS AT 30 JUNE 2006

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	: Telecommunications
Place of incorporation/business area	: The Philippines
Issued number of shares	: 182.8 million
Particular of issued shares held	: Common shares of Pesos 5 par value
Economic interest/voting interest	: 24.6 per cent/31.2 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	: Consumer Food Products
Place of incorporation/business area	: Indonesia
Issued number of shares	: 9.4 billion
Particular of issued shares held	: Shares of Rupiah 100 par value
Economic interest/voting interest	: 51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. It is currently undergoing a program of reorganization and recapitalization which is expected to be completed before the end of 2006.

Sector	:	Property and Transportation
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	19.1 billion
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	76.1 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Metro Pacific Investments Corporation

MPIC is a Philippines-based investment holding and management company which is formed to undertake a comprehensive reorganization and recapitalization plan with Metro Pacific, launched in early 2006. MPIC is expected to replace Metro Pacific as a newly-listed entity on the Philippine Stock Exchange before the end of 2006. MPIC's initial business activity will be focused on its rapidly growing real estate subsidiary, Landco Pacific Corporation. However, its business activities are intended to expand into high-growth sectors of the Philippine economy, such as infrastructure.

Sector	:	Property
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	1,150.1 million
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	100 per cent

Level Up! International Holdings Pte Ltd

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	:	Online games
Place of incorporation/business area	:	Singapore/The Philippines, Brazil and India
Issued number of shares	:	413,869
Particular of issued shares held	:	Ordinary shares of US$8 par value
Economic interest/voting interest	:	25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

4. AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE ONE YEAR PERIODS ENDED 31 DECEMBER 2005 AND 31 DECEMBER 2004

Set out below are the audited consolidated financial statements of the Company for the one year periods ended 31 December 2005 and 31 December 2004, respectively, together with the notes thereon extracted from the annual report of the Company for the year ended 31 December 2005:

Consolidated Profit and Loss Statement

	Notes	For the year ended 31 December 2005 *US$ millions*	2004 (Restated)[i] *US$ millions*
Turnover	4	1,986.1	2,054.6
Cost of sales		(1,511.7)	(1,536.1)
Gross Profit		474.4	518.5
(Loss)/gain on dilutions and divestments, net		(6.3)	8.0
Distribution costs		(175.0)	(172.2)
Administrative expenses		(128.3)	(126.7)
Other operating expenses, net		(29.8)	(20.3)
Net borrowing costs	5	(107.3)	(111.9)
Share of profits less losses of associated companies		137.7	85.9
Profit Before Taxation	6	165.4	181.3
Taxation	7	(26.6)	(31.9)
Profit for the Year from Continuing Operations		138.8	149.4
Profit for the year from a discontinued operation	8	–	18.8
Profit for the Year		138.8	168.2
Attributable to:			
Equity holders of the parent	9	103.0	123.9
Minority interest		35.8	44.3
		138.8	168.2
Ordinary Share Dividends	10		
Interim – U.S. 0.13 cent (2004: Nil) per share		4.1	–
Proposed final – U.S. 0.26 cent (2004: Nil) per share		8.2	–
Total		12.3	–

	Notes	For the year ended 31 December 2005	2004 (Restated)[i]
		U.S. cents	U.S. cents
Earnings per Share Attributable to Equity Holders of the Parent	11		
Basic			
– For profit from continuing operations		3.23	3.30
– For profit from a discontinued operation		–	0.59
– For profit for the year		3.23	3.89
Diluted			
– For profit from continuing operations		3.17	N/A
– For profit from a discontinued operation		–	N/A
– For profit for the year		3.17	N/A

N/A: Not applicable

(i) Refer to Note 2(B).

Consolidated Balance Sheet

		At 31 December	
		2005	2004
	Notes		(Restated)[i]
		US$ millions	*US$ millions*
Non-current Assets			
Property and equipment	*12*	622.9	647.4
Plantations	*13*	169.0	147.4
Associated companies	*15*	381.7	168.9
Accounts receivable, other receivables and prepayments	*16*	11.7	9.2
Goodwill	*17*	32.7	36.5
Prepaid land premiums	*18*	34.5	41.0
Available-for-sale assets/long-term investments	*19*	2.7	11.5
Deferred tax assets	*20*	15.4	5.8
Restricted cash	*33(G)*	–	4.7
Other non-current assets	*21*	130.8	242.4
		1,401.4	1,314.8
Current Assets			
Cash and cash equivalents	*22*	296.0	186.6
Restricted cash	*33(G)*	4.7	4.5
Available-for-sale assets/short-term investments	*19*	52.4	21.4
Accounts receivable, other receivables and prepayments	*16*	286.7	360.0
Inventories	*23*	303.0	281.4
Non-current assets held for sale	*24*	2.9	–
		945.7	853.9
Current Liabilities			
Accounts payable, other payables and accruals	*25*	278.6	264.3
Short-term borrowings	*26*	345.0	288.9
Provision for taxation	*27*	11.2	26.2
Current portion of deferred liabilities and provisions	*28*	15.3	18.1
		650.1	597.5
Net Current Assets		295.6	256.4
Total Assets Less Current Liabilities		1,697.0	1,571.2

	Notes	At 31 December 2005 US$ millions	2004 (Restated)[i] US$ millions
Equity			
Issued share capital	29	31.9	31.9
Other reserves	30	927.9	902.8
Accumulated losses		(577.0)	(707.3)
Equity attributable to equity holders of the parent		382.8	227.4
Minority interest	31	323.9	363.7
Total Equity		706.7	591.1
Non-current Liabilities			
Long-term borrowings	26	744.2	761.2
Deferred liabilities and provisions	28	92.7	107.1
Deferred tax liabilities	20	114.1	111.8
Derivative liability	32	39.3	–
		990.3	980.1
		1,697.0	1,571.2

(i) Refer to Note 2(B).

Company Balance Sheet

	Notes	At 31 December 2005 US$ millions	2004 (Restated)[i] US$ millions
Non-current Assets			
Subsidiary companies	14	746.8	694.2
Amounts due from subsidiary companies	14(A)	1,534.8	1,169.9
		2,281.6	1,864.1
Current Assets			
Cash and cash equivalents	22	189.2	27.0
Other receivables and prepayments		0.4	–
		189.6	27.0
Current Liabilities			
Payables and accruals		5.3	8.7
Net Current Assets		184.3	18.3
Total Assets Less Current Liabilities		2,465.9	1,882.4
Equity			
Issued share capital	29	31.9	31.9
Other reserves		1,142.2	1,136.4
Retained profits/(accumulated losses)		245.1	(101.6)
Equity attributable to equity holders of the parent		1,419.2	1,066.7
Non-current Liabilities			
Amounts due to subsidiary companies	14(B)	1,046.7	815.7
		1,046.7	815.7
		2,465.9	1,882.4

(i) Refer to Note 2(B).

Consolidated Statement of Changes in Equity

	Equity attributable to equity holders of the parent									
	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains on cash flow hedges	Exchange reserve	Accumulated losses	Total	Minority interest	Total equity
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Balance at 1 January 2004										
As previously reported	31.9	958.2	-	-	-	(3.4)	(935.6)	51.1	376.7	427.8
Prior year adjustments	-	-	-	-	-	-	(61.0)	(61.0)	(1.1)	(62.1)
As restated	31.9	958.2	-	-	-	(3.4)	(996.6)	(9.9)	375.6	365.7
Changes in equity for 2004:										
Exchange differences on translating foreign operations	-	-	-	-	-	(23.2)	-	(23.2)	(31.9)	(55.1)
Net expense recognized directly in equity	-	-	-	-	-	(23.2)	-	(23.2)	(31.9)	(55.1)
Net profit for the year, as restated	-	-	-	-	-	-	123.9	123.9	44.3	168.2
Total recognized income and expense for the year	-	-	-	-	-	(23.2)	123.9	100.7	12.4	113.1
Dilution and disposal of interests in subsidiary and associated companies	-	-	-	-	-	(33.2)	165.4	132.2	-	132.2
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	7.7	7.7
Change in attributable interests	-	-	-	-	-	-	-	-	(5.5)	(5.5)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(26.5)	(26.5)
Equity-settled share option arrangements	-	-	4.4	-	-	-	-	4.4	-	4.4
Balance at 31 December 2004 (Restated)[(i)]	31.9	958.2	4.4	-	-	(59.8)	(707.3)	227.4	363.7	591.1

	Equity attributable to equity holders of the parent									
	Issued share capital US$ millions	Share premium US$ millions	Share options issued US$ millions	Unrealized gains on available-for-sale assets US$ millions	Unrealized gains on cash flow hedges US$ millions	Exchange reserve US$ millions	Accumulated losses US$ millions	Total US$ millions	Minority interest US$ millions	Total equity US$ millions
Balance at 31 December 2004										
As previously reported	31.9	958.2	-	-	-	(59.8)	(635.7)	294.6	365.1	659.7
Prior year adjustments	-	-	4.4	-	-	-	(71.6)	(67.2)	(1.4)	(68.6)
As restated[i]	31.9	958.2	4.4	-	-	(59.8)	(707.3)	227.4	363.7	591.1
Adjustments for adoption of HKAS 39[i]	-	-	-	1.7	-	-	32.1	33.8	-	33.8
Balance at 1 January 2005, as restated	31.9	958.2	4.4	1.7	-	(59.8)	(675.2)	261.2	363.7	624.9
Changes in equity for 2005:										
Exchange differences on translating foreign operations	-	-	-	-	-	9.7	-	9.7	(17.8)	(8.1)
Unrealized gains on available-for-sale assets	-	-	-	4.7	-	-	-	4.7	3.7	8.4
Unrealized gains on cash flow hedges	-	-	-	-	4.0	-	-	4.0	-	4.0
Acquisition of minority interest	-	-	-	-	-	-	(0.7)	(0.7)	(23.3)	(24.0)
Net income and expense recognized directly in equity	-	-	-	4.7	4.0	9.7	(0.7)	17.7	(37.4)	(19.7)
Net profit for the year	-	-	-	-	-	-	103.0	103.0	35.8	138.8
Total recognized income and expense for the year	-	-	-	4.7	4.0	9.7	102.3	120.7	(1.6)	119.1
Dilution of interest in an associated company	-	-	-	-	-	(0.8)	-	(0.8)	-	(0.8)
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	0.8	0.8
Change in attributable interests	-	-	-	-	-	-	-	-	(9.2)	(9.2)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(29.8)	(29.8)
Issue of shares upon the exercise of share options	-	0.9	(0.3)	-	-	-	-	0.6	-	0.6
Equity-settled share option arrangements	-	-	5.2	-	-	-	-	5.2	-	5.2
Interim dividend	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Balance at 31 December 2005	31.9	959.1	9.3	6.4	4.0	(50.9)	(577.0)	382.8	323.9	706.7

(i) *Refer to Note 2(B).*

Company Statement of Changes in Equity

	Issued share capital *US$ millions*	Share premium *US$ millions*	Share options issued *US$ millions*	Contributed surplus *US$ millions*	Retained profits/ (Accumulated losses) *US$ millions*	Total *US$ millions*
Balance at 1 January 2004	31.9	958.2	-	173.8	(231.9)	932.0
Net profit for the year, as restated	-	-	-	-	130.3	130.3
Equity-settled share option arrangements	-	-	4.4	-	-	4.4
Balance at 31 December 2004 (Restated)[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
Balance at 31 December 2004						
As previously reported	31.9	958.2	-	173.8	(97.2)	1,066.7
Prior year adjustments	-	-	4.4	-	(4.4)	-
As restated[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
Net profit for the year	-	-	-	-	350.8	350.8
Issue of shares upon the exercise of share options	-	0.9	(0.3)	-	-	0.6
Equity-settled share option arrangements	-	-	5.2	-	-	5.2
Interim dividend	-	-	-	-	(4.1)	(4.1)
Balance at 31 December 2005	31.9	959.1	9.3	173.8	245.1	1,419.2

(i) Refer to Note 2(B).

Consolidated Cash Flow Statement

	Notes	For the year ended 31 December 2005 US$ millions	2004 (Restated)[i] US$ millions
Profit Before Taxation			
From continuing operations		165.4	181.3
From a discontinued operation		–	18.8
Adjustments for:			
Interest expenses		115.2	126.6
Depreciation		62.6	53.1
Foreign exchange and derivative losses, net		42.0	33.4
Loss on dilution of interests in a subsidiary and an associated company		6.3	3.0
Equity-settled share option expense		5.2	4.4
Recognition of prepaid land premiums		4.2	2.2
Loss/(gain) on sale of property and equipment		0.7	(1.8)
Amortization of goodwill		–	1.5
Gain on disposal of a discontinued operation		–	(17.1)
Gain on divestments, net		–	(11.0)
Share of profits less losses of associated companies			
From continuing operations		(137.7)	(85.9)
From a discontinued operation		–	(1.7)
(Increase)/decrease in other non-current assets		(16.6)	24.5
Gain on changes in fair value of plantations		(12.3)	(1.7)
Interest income		(7.9)	(14.7)
Payments in respect of deferred liabilities and provisions		–	(17.5)
Dividend income from available-for-sale assets/investments		(1.0)	–
Others		(26.3)	(5.9)
Operating profit before working capital changes		199.8	291.5
Increase/(decrease) in accounts payable, other payables and accruals		49.0	(48.0)
Decrease in accounts receivable, other receivables and prepayments		18.8	29.6
Decrease in pledged deposits		–	1.9
Increase in inventories		(41.0)	(1.9)
Net cash generated from operations[ii]		226.6	273.1
Interest received		7.6	14.8
Interest paid		(101.6)	(120.8)
Tax paid		(42.4)	(41.5)
Net Cash Inflow from Operating Activities		90.2	125.6

	Notes	For the year ended 31 December 2005 US$ millions	2004 (Restated)[i] US$ millions
Proceeds from termination of derivative transactions		96.3	–
Dividend received from an associated company		38.9	–
Compensation received in connection with the establishment of a joint venture		13.3	–
Sale of property and equipment		7.1	7.9
Divestments of subsidiary companies		–	9.1
Increased investments in associated companies	*33(A)*	(57.3)	–
Purchase of property and equipment		(54.9)	(109.1)
(Acquisitions)/sale of available-for-sale assets/short-term investments		(20.4)	39.9
Acquisition of associated companies	*33(B)*	(17.6)	–
Deposits for acquisition and increased investments in subsidiary companies	*33(C)*	(14.9)	(39.1)
Acquisition of subsidiary companies	*33(D)*	(6.2)	(25.6)
Acquisition of convertible bonds	*33(E)*	(5.2)	–
Increased investments in subsidiary companies	*33(F)*	(4.9)	(16.9)
Loans (to)/repaid by associated companies		(1.4)	0.5
From continuing operations		(27.2)	(133.3)
From a discontinued operation		–	15.0
Net Cash Outflow from Investing Activities		(27.2)	(118.3)
Proceeds of new borrowings		601.0	255.9
Issue of shares upon the exercise of share options		0.6	–
Shares issued to minority shareholders by a subsidiary company		–	0.1
Borrowings repaid		(517.5)	(277.6)
Dividends paid to minority shareholders by subsidiary companies		(29.8)	(26.5)
Dividend paid to shareholders		(4.1)	–
Decrease in restricted cash		4.5	11.2
Net Cash Inflow/(Outflow) from Financing Activities		54.7	(36.9)
Net Increase/(Decrease) in Cash and Cash Equivalents		117.7	(29.6)
Cash and cash equivalents at 1 January		186.6	233.3
Exchange translation		(8.3)	(17.1)
Cash and Cash Equivalents at 31 December		296.0	186.6
Representing			
Cash and cash equivalents		296.0	186.6

(i) Refer to Note 2(B).

(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

Notes to the Financial Statements

1. CORPORATE INFORMATION

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to telecommunications, consumer food products and property and transportations.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the Stock Exchange. Its shares are also available in the United States through ADRs.

2. BASIS OF PREPARATION, SUMMARY OF PRINCIPAL ACCOUNTING POLICIES AND CHANGES

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) (which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), Hong Kong Generally Accepted Accounting Principles (GAAP) and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell as further explained in Note 2 (E)(u). These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ million) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs

In line with the HKICPA's long-standing policy of working towards full convergence with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board, in 2004, the HKICPA has issued a number of new and revised HKASs and HKFRSs (herein collectively referred to as the new HKFRSs) to replace, supplement or cover areas not yet addressed by the Statement of Standard Accounting Practices (SSAPs) applicable in Hong Kong up to 31 December 2004.

Accordingly, significant changes to Hong Kong GAAP had been implemented during 2005 as a consequence the new HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2005. The principal changes to HK GAAP and the new HKFRSs which affect the Group and are adopted for the first time for the current year's Financial Statements are summarized as follows. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	"Presentation of Financial Statements"
HKAS 2	"Inventories"
HKAS 7	"Cash Flow Statements"
HKAS 8	"Accounting Policies, Changes in Accounting Estimates and Errors"
HKAS 10	"Events after the Balance Sheet Date"
HKAS 11	"Construction Contracts"
HKAS 12	"Income Taxes"
HKAS 14	"Segment Reporting"
HKAS 16	"Property, Plant and Equipment"
HKAS 17	"Leases"
HKAS 18	"Revenue"
HKAS 19	"Employee Benefits"
HKAS 20	"Accounting for Government Grants and Disclosure of Government Assistance"
HKAS 21	"The Effects of Changes in Foreign Exchange Rates"
HKAS 23	"Borrowing Costs"
HKAS 24	"Related Party Disclosures"
HKAS 27	"Consolidated and Separate Financial Statements"
HKAS 28	"Investments in Associates"
HKAS 29	"Financial Reporting in Hyperinflationary Economies"
HKAS 31	"Interests in Joint Ventures"
HKAS 32	"Financial Instruments: Disclosure and Presentation"
HKAS 33	"Earnings per Share"
HKAS 36	"Impairment of Assets"
HKAS 37	"Provisions, Contingent Liabilities and Contingent Assets"
HKAS 38	"Intangible Assets"
HKAS 39	"Financial Instruments: Recognition and Measurement"
HKAS 39 Amendment	"Transition and Initial Recognition of Financial Assets and Financial Liabilities"
HKAS 40	"Investment Property"
HKAS 41	"Agriculture"
HKFRS 2	"Share-based Payment"
HKFRS 3	"Business Combinations"
HKFRS 5	"Non-current Assets Held for Sale and Discontinued Operations"

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 18, 19, 20, 21, 23, 24, 27, 28, 29, 31, 36, 37, 38, 40 and 41 has had no material impact on the accounting policies of the Group and the methods of computation in the Group's consolidated Financial Statements. The impact of adopting the other HKFRSs is summarized as follows:

- HKAS 1 "Presentation of Financial Statements" provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying assets and liabilities as current or non-current; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated profit and loss statement; requires the presentation of share of results of associated companies on an after-tax basis in the consolidated profit and loss statement and specifies the disclosures about the key sources of estimates, uncertainties and the judgments management has made in the process of applying the entity's accounting policies. The standard also affects the presentation of minority interest on the face of the Group's consolidated profit and loss statement, balance sheet and statement of changes in equity and other disclosures. The adoption of HKAS 1 has

resulted in changes in the presentation of the Group's consolidated profit and loss statement, balance sheet, statement of changes in equity and cash flow statement, but has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 16 "Property, Plant and Equipment" provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. The standard also provides that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration – the obligation for which the Group incurs as a consequence of installing the item, or of using the item during a particular period for purposes other than to produce inventories during that period. The adoption of HKAS 16 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$0.6 million and reduced the equity attributable to equity holders of the parent at 31 December 2004 by US$2.1 million.

- HKAS 17 "Leases" prescribes the classification of interest in leasehold land as an operating lease if the title of the land is not passed to the Group by the end of the lease term. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease term. The adoption of HKAS 17 has resulted in a reclassification of leasehold land from Property and equipment and Other non-current assets of US$23.3 million and US$17.7 million, respectively, to Prepaid land premiums in the Group's consolidated balance sheet at 31 December 2004. However, the adoption has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 32 "Financial Instruments: Disclosure and Presentation" covers the disclosure and presentation of all financial instruments. This standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risk associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. This standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. HKAS 32 requires retrospective application. The adoption of HKAS 32 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$5.6 million and reducing the equity attributable to equity holders of the parent at 31 December 2004 by US$65.1 million.

- HKAS 33 "Earnings per Share" prescribes principles for the determination and presentation of earnings per share. It requires separate disclosure of basic and diluted earnings per share from continuing operations on the face of the consolidated profit and loss statement. The adoption of HKAS 33 has resulted in changes in the presentation of the Group's earnings per share on the face of the consolidated profit and loss statement.

- HKAS 39 "Financial Instruments: Recognition and Measurement" establishes the accounting and reporting standards for recognizing and measuring a company's financial assets and financial liabilities. This standard requires a financial asset or financial liability to be recognized initially at cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Investments in unquoted equity securities are measured at cost less impairment provisions. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are measured at fair value.

HKAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under this standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through profit and loss. If the derivative is designated and qualified as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through profit and loss, or recognized in equity until the hedged item is recognized in profit and loss.

The adoption of HKAS 39 has resulted in a change of the Group's accounting policy on the measurement of its various financial assets and liabilities from historical cost to either fair value or amortized cost based on the effective interest rate method. HKAS 39 generally does not permit a company to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. As a result, the Group remeasured its various financial assets and liabilities at 1 January 2005. The differences which arose from the remeasurement were adjusted to the Group's balance of accumulated losses at 1 January 2005 as required under the transitional provisions of the standard. The adjustments have effectively increased the equity attributable to equity holders of the parent at 1 January 2005 by US$33.8 million.

- HKFRS 2 "Share-based Payment" requires an entity to recognize expenses in a share-based payment transaction when it obtains the goods or as the services are rendered. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled transaction, or shall recognize liability if the goods or services were acquired in a cash-settled transaction. Pursuant to the transitional provisions of HKFRS 2, expenses relating to share options granted after 7 November 2002 and not yet fully vested on 1 January 2005 should be accounted for on a retrospective basis. The adoption of HKFRS 2 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$4.4 million, but has no effect on the equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 3 "Business Combinations" requires all business combinations within its scope to be accounted for by applying the purchase method. In addition, this standard requires the acquirer to initially measure separately the identifiable assets, liabilities and contingent liabilities at their fair values, at acquisition date, irrespective of the extent of any minority interest.

  HKFRS 3 also requires goodwill in a business combination to be recognized by an acquirer as an asset from the acquisition date, initially measured as the excess of the cost of the business combination over the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Further, the amortization of goodwill acquired in a business combination is prohibited. Instead, goodwill is to be tested annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Goodwill that had been previously eliminated against reserves as a matter of accounting treatment will not be reinstated in the consolidated profit and loss statement upon disposal or impairment of the asset. The adoption of HKFRS 3 has resulted in the Group conducting an impairment review of its goodwill balance at least on an annual basis instead of amortizing its goodwill balance starting from 1 January 2005 and has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 5 "Non-current Assets Held-for-Sale and Discontinued Operations" requires an operation to be classified as discontinued when the criteria to be classified as held-for-sale have been met or the entity has disposed of the operation. An item is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The adoption of HKFRS 5 has resulted in changes in the presentation of the Group's consolidated profit and loss statement and has had no

effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

(C) Summary of the Impact of Changes in Accounting Policies

(a) Effect on the consolidated balance sheet at 1 January 2005 and 31 December 2005

Effect of new accounting policies	HKAS 1(i)	HKAS 16(i)	HKAS 17(i)	HKAS 32(i)	HKAS 39(ii)	HKFRS 2(i)	
Increase/(decrease)	Presentation	Dismantling costs for property and equipment	Prepaid land premiums	Interest accretion on convertible preferred shares	Remeasurement of financial assets and liabilities	Equity-settled share option arrangements	Total
	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions
At 1 January 2005							
Assets							
Property and equipment	-	6.3	(23.3)	-	-	-	(17.0)
Associated companies	-	(0.9)	-	(65.1)	32.6	-	(33.4)
Long-term receivables and prepayments	(269.2)	-	-	-	-	-	(269.2)
Accounts receivable, other receivables and prepayments (Non-current)	9.2	-	-	-	-	-	9.2
Prepaid land premiums	-	-	41.0	-	-	-	41.0
Available-for-sale assets/ long-term investments	11.5	-	-	-	-	-	11.5
Other non-current assets	260.0	-	(17.7)	-	(33.7)	-	208.6
Available-for-sale assets/ short-term investments	(11.5)	-	-	-	-	-	(11.5)
	-	5.4	-	(65.1)	(1.1)	-	(60.8)
Liabilities/Equity							
Long-term borrowings	-	-	-	-	(25.8)	-	(25.8)
Deferred liabilities and provisions	-	7.0	-	-	-	-	7.0
Deferred tax liabilities	-	1.9	-	-	(7.8)	-	(5.9)
Accounts payable, other payables and accruals	(18.1)	-	-	-	(1.0)	-	(19.1)
Short-term borrowings	-	-	-	-	(0.3)	-	(0.3)
Current portion of deferred liabilities and provisions	18.1	-	-	-	-	-	18.1
Share options issued	-	-	-	-	-	4.4	4.4
Unrealized gains on available-for-sale assets	-	-	-	-	1.7	-	1.7
Accumulated losses	-	(2.1)	-	(65.1)	32.1	(4.4)	(39.5)
Minority interest	-	(1.4)	-	-	-	-	(1.4)
	-	5.4	-	(65.1)	(1.1)	-	(60.8)

(i) Adjustments/presentation taken effect retrospectively.

(ii) Adjustments taken effect prospectively from 1 January 2005.

Effect of new accounting policies Increase/(decrease)	HKAS 1 Presentation *US$ millions*	HKAS 16 Dismantling costs for property and equipment *US$ millions*	HKAS 17 Prepaid land premiums *US$ millions*	HKAS 32 Interest accretion on convertible preferred shares *US$ millions*	HKAS 39 Remeasurement of financial assets and liabilities *US$ millions*	HKFRS 2 Equity-settled share option arrangements *US$ millions*	HKFRS 3 Discontinuation of amortization and reinstatement of goodwill *US$ millions*	HKFRS 5 Vessels classified as held-for-sale *US$ millions*	Total *US$ millions*
At 31 December 2005									
Assets									
Property and equipment	-	4.8	(18.5)	-	-	-	-	(2.9)	(16.6)
Associated companies	-	(1.6)	-	(73.0)	28.3	-	27.5	-	(18.8)
Long-term receivables and prepayments	(160.7)	-	-	-	(0.8)	-	-	-	(161.5)
Accounts receivable, other receivables and prepayments (Non-current)	11.7	-	-	-	-	-	-	-	11.7
Goodwill	-	-	-	-	-	-	3.0	-	3.0
Prepaid land premiums	-	-	34.5	-	-	-	-	-	34.5
Other non-current assets	149.0	-	(16.0)	-	(2.2)	-	-	-	130.8
Non-current assets held for sale	-	-	-	-	-	-	-	2.9	2.9
	-	3.2	-	(73.0)	25.3	-	30.5	-	(14.0)
Liabilities/Equity									
Long-term borrowings	-	-	-	-	(39.8)	-	-	-	(39.8)
Deferred liabilities and provisions	-	6.7	-	-	-	-	-	-	6.7
Deferred tax liabilities	-	1.7	-	-	1.7	-	-	-	3.4
Derivative liability	-	-	-	-	39.3	-	-	-	39.3
Accounts payable, other payables and accruals	(15.3)	-	-	-	(1.0)	-	-	-	(16.3)
Current portion of deferred liabilities and provisions	15.3	-	-	-	-	-	-	-	15.3
Share premium	-	-	-	-	-	0.3	-	-	0.3
Share options issued	-	-	-	-	-	9.3	-	-	9.3
Unrealized gains on available-for-sale assets	-	-	-	-	6.4	-	-	-	6.4
Unrealized gains on cash flow hedges	-	-	-	-	4.0	-	-	-	4.0
Accumulated losses	-	(3.5)	-	(73.0)	4.3	(9.6)	29.5	-	(52.3)
Minority interest	-	(1.7)	-	-	10.4	-	1.0	-	9.7
	-	3.2	-	(73.0)	25.3	-	30.5	-	(14.0)

(b) Effect on the balances of equity at 1 January 2004 and at 1 January 2005

Effect of new accounting policies Increase/(decrease)	HKAS 16 Dismantling costs for property and equipment *US$ millions*	HKAS 32 Interest accretion on convertible preferred shares *US$ millions*	HKAS 39 Remeasurement of financial assets and liabilities *US$ millions*	HKFRS 2 Equity-settled share option arrangements *US$ millions*	Total *US$ millions*
At 1 January 2004					
Accumulated losses	(1.5)	(59.5)	–	–	(61.0)
Minority interest	(1.1)	–	–	–	(1.1)
Total equity	(2.6)	(59.5)	–	–	(62.1)
At 1 January 2005					
Share options issued	–	–	–	4.4	4.4
Unrealized gains on available-for-sale assets	–	–	1.7	–	1.7
Accumulated losses	(2.1)	(65.1)	32.1	(4.4)	(39.5)
Minority interest	(1.4)	–	–	–	(1.4)
Total equity	(3.5)	(65.1)	33.8	–	(34.8)

(c) Effect on the consolidated profit and loss statement for the years ended 31 December 2005 and 2004

Effect of new accounting policies	HKAS 1	HKAS 16	HKAS 32	HKAS 39	HKFRS 2	HKFRS 3	
For the year ended 31 December 2005	Presentation	Dismantling costs for property and equipment	Interest accretion on convertible preferred shares	Remeasurement of financial assets and liabilities	Equity-settled share option arrangements	Discontinuation of goodwill amortization and reinstatement	Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Increase in cost of sales	-	(1.2)	-	-	-	-	(1.2)
Decrease in loss on dilutions and divestments, net	-	-	-	-	-	26.8	26.8
(Increase)/decrease in administrative expenses	-	-	-	(9.3)	(5.2)	3.0	(11.5)
Decrease in other operating expenses, net	-	-	-	2.2	-	-	2.2
Decrease in net borrowing costs	-	-	-	3.3	-	-	3.3
(Decrease)/increase in share of profits less losses of associated companies	(19.2)	(1.0)	(11.7)	(12.3)	-	0.8	(43.4)
Decrease/(increase) in taxation	19.2	0.5	3.8	(5.1)	-	(0.1)	18.3
(Decrease)/increase in profit for the year	-	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
Attributable to:							
Equity holders of the parent	-	(1.4)	(7.9)	(27.8)	(5.2)	29.5	(12.8)
Minority interest	-	(0.3)	-	6.6	-	1.0	7.3
(Decrease)/increase in profit for the year	-	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
(Decrease)/Increase in Earnings per Share Attributable to Equity Holders of the Parent (U.S. cents)							
Basic	-	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)
Diluted	-	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)

Effect of new accounting policies For the year ended 31 December 2004	HKAS 1 Presentation US$ millions	HKAS 16 Dismantling costs for property and equipment US$ millions	HKAS 32 Interest accretion on convertible preferred shares US$ millions	HKFRS 2 Equity-settled share option arrangements US$ millions	HKFRS 5 Reclassification of a discontinued operation US$ millions	Total US$ millions
Decrease in gain on disposal of a discontinued operation, divestments and dilutions, net	–	–	–	–	(17.1)	(17.1)
Increase in administrative expenses	–	(0.8)	–	(4.4)	–	(5.2)
Decrease in share of profits less losses of associated companies	(22.4)	(0.4)	(8.2)	–	(1.7)	(32.7)
Decrease in taxation	22.4	0.4	2.6	–	–	25.4
Increase in profit from a discontinued operation	–	–	–	–	18.8	18.8
Decrease in profit for the year	–	(0.8)	(5.6)	(4.4)	–	(10.8)
Attributable to:						
Equity holders of the parent	–	(0.6)	(5.6)	(4.4)	–	(10.6)
Minority interest	–	(0.2)	–	–	–	(0.2)
Decrease in profit for the year	–	(0.8)	(5.6)	(4.4)	–	(10.8)
Decrease in Earnings per Share Attributable to Equity Holders of the Parent (U.S. cents)						
Basic	–	(0.02)	(0.17)	(0.14)	–	(0.33)
Diluted	N/A	N/A	N/A	N/A	N/A	N/A

N/A: Not applicable

(D) Impact of Issued But Not Yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, to these Financial Statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	"Capital Disclosures"
HKAS 19 Amendment	"Actuarial Gains and Losses, Group Plans and Disclosures"
HKAS 39 Amendment	"Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
HKAS 39 Amendment	"The Fair Value Option"
HKAS 39 and HKFRS 4 Amendments	"Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts"
HKFRSs 1 & 6 Amendments	"First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"
HKFRS 6	"Exploration for and Evaluation of Mineral Resources"
HKFRS 7	"Financial Instruments: Disclosures"
HK International Financial Reporting Interpretations Committee (IFRIC)-Interpretations (Int) 4	"Determining whether an Arrangement contains a Lease"
HK(IFRIC)-Int 5	"Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
HK(IFRIC)-Int 6	"Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economics"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 incorporates the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

The HKAS 39 Amendment regarding the fair value option restricts the designation of any financial asset or financial liability as measured at fair value through profit and loss, unless certain conditions can be met.

The HKAS 19 Amendment, HKAS 39 Amendments regarding cash flow hedge accounting of forecast intragroup transactions and financial guarantee contracts, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5, HK(IFRIC)-Int 6 and HK(IFRIC)-Int 7 do not apply to the activities of the Group. HK (IFRIC)-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's Financial Statements in the period of initial application.

(E) Summary of Principal Accounting Policies

(a) Basis of consolidation

The consolidated Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2005. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders in the results and net assets of the Company's subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted-average method or the moving average method, and in case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(d) Property and equipment

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are given in Note 12(A).

The initial cost of property and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets. Major costs incurred in restoring property and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property and equipment.

(e) Plantations

Oil palm plantations are classified into immature and mature plantations. Immature plantations are reclassified as mature plantations when they start to produce fresh fruit bunches at an average of at least four tons per hectare in one year. On average, an oil palm plantation takes about four years to reach maturity from the time of planting. Both immature and mature plantations are stated at fair value less estimated point-of-sale costs. The fair value of plantations is determined based on the present value of their expected net cash inflows. Net increments or decrements in the fair value of plantations are included in the profit and loss statement.

Rubber plantations are considered mature five to six years from the time of planting in the field.

(f) Associated companies

An associated company is an entity, not being a subsidiary company, in which the Group has a substantial long-term interest of generally not less than twenty per cent in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associated companies includes goodwill (net of any accumulated impairment loss) identified on acquisition. The Group's share of its associated companies' post-acquisition profits or losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies.

Where there has been a change recognized directly in the associated companies' equity, the Group will recognize its share of any changes and disclose this, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property and equipment that resulted from the acquisition, construction or development and the normal operation of property and equipment is recognized in the period in which it is incurred.

(h) Income tax

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(i) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in finance costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(j) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of assets including property and equipment, investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(k) Accounting for acquisition and disposal

(I) Results

The results of subsidiary or associated companies acquired or sold are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Upon adoption of HKFRS 3, goodwill is no longer amortized. The carrying amount of accumulated amortization of goodwill at 1 January 2005 is eliminated with a corresponding decrease in the cost of goodwill amount on that date. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated retained profits in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated retained profits and is not recognized in profit or loss when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

(l) Foreign currencies

(I) Functional and presentational currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(m) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

(n) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. Head Office and other items mainly comprise Head Office assets, borrowings and overheads.

(o) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or minimum lease payments, which approximate the fair market value of the property are capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(p) *Employee benefits*

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) Cash-settled transactions

The Group's associated companies grants share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(q) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(r) Financial assets/investments and financial liabilities

Applicable to the year ended 31 December 2004:

Short-term investments are securities stated at fair value. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the consolidated profit and loss statement.

The gains or losses on the disposals of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the consolidated profit and loss statement as they arise.

Applicable to the year ended 31 December 2005:

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognize a financial asset when the Group no longer control the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using settlement date accounting.

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit and loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit and loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortizations of discounts and premiums are taken directly to the consolidated profit or loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as held "at fair value through profit and loss" at origination, are taken directly to the profit or loss statement. Changes in the fair value of available-for-sale securities are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability, or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, financial assets or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

(s) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction that is subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, any net cumulative gain or loss previously recognized in equity is transferred to the profit and loss statement.

(t) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Company that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a jointly-controlled entity;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of employees of the Company/Group, or of any entity that is a related party of the Group.

(u) Non-current assets held for sale

Non-current assets held for sale represent assets having carrying amounts which will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets and its sale must be highly probable. Non-current assets held for sale are stated at the lower of its carrying amount and fair value less costs to sell.

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2 (E)(r) to the Financial Statements.

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimating useful lives and residual values of property and equipment

The Group estimates the useful lives and residual values of its property and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) Assets impairment

Hong Kong GAAP requires that an impairment review be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such asset may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which in the past affected its results of operations for the amount of periodic amortization expense. However, the Group no longer amortizes goodwill under Hong Kong GAAP effective 1 January 2005. Instead, goodwill is subject to a periodic impairment test.

Determining the fair value of property and equipment and plantations at the date of acquisition, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property and equipment and plantations associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(c) Deferred tax assets

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(d) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodology. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(e) Estimating allowances for doubtful accounts

The Group estimates the allowance for doubtful accounts related to its trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provide. First, the Group evaluate specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for doubtful accounts would increase its recorded operating expenses and decrease its current assets.

(f) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e. whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(g) *Pension and other retirement benefits*

The determination of the Group's obligation and cost for defined benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(h) *Income taxes*

Significant estimation is required in determining the Group's provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax in the period in which such determination is made.

(i) *Measurement of fair value of plantations*

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(j) *Derivative liabilities*

Hong Kong GAAP requires that the Group carries its option embedded in the Exchangeable Notes issued, at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including the trading price of the Exchangeable Notes and expected volatility of the underlying PLDT share price, and the average market interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the Exchangeable Notes would affect directly the Group's profit and loss and equity.

(k) *Equity-settled share option expense*

Hong Kong GAAP requires that the Group carries its share options issued by the Company and its subsidiary companies, at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the share options would affect directly the Group's profit and loss.

4. TURNOVER AND SEGMENTAL INFORMATION

	2005 *US$ millions*	2004 *US$ millions*
Turnover		
Sale of goods and properties	1,946.3	2,022.5
Rendering of services	39.8	32.1
Total	1,986.1	2,054.6

Segmental Information

Segmental information, relating to the Group's business and geographic segments, follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on pages 123 to 124. Particulars in respect of a discontinued operation are set out in Note 8.

By Principal Business Activity – 2005

	Telecom-munications *US$ millions*	Consumer Food Products *US$ millions*	Property and Transportation *US$ millions*	Head Office *US$ millions*	2005 Total *US$ millions*
Profit and Loss					
Segment revenue – turnover	–	1,923.4	62.7	–	1,986.1
Segment results	–	164.8	28.8	(58.6)	135.0
Net borrowing costs					(107.3)
Share of profits less losses of associated companies	141.8	(4.2)	0.1	–	137.7
Profit before taxation					165.4
Taxation					(26.6)
Profit for the year					138.8
Assets and Liabilities					
Segment assets	–	1,578.8	116.4	199.7	1,894.9
Associated companies	364.4	3.5	13.8	–	381.7
Unallocated assets					70.5
Total assets					2,347.1
Segment liabilities	–	273.6	56.9	95.4	425.9
Unallocated liabilities					1,214.5
Total liabilities					1,640.4
Other Information					
Capital expenditure	–	50.4	6.2	–	56.6
Depreciation	–	57.4	5.2	–	62.6
Foreign exchange and derivative losses, net	–	16.6	–	25.4	42.0
Other non-cash expenses	–	2.1	2.7	11.5	16.3

By Principal Geographical Market – 2005

	The Philippines *US$ millions*	Indonesia *US$ millions*	Others *US$ millions*	Head Office *US$ millions*	2005 Total *US$ millions*
Segment revenue – turnover	62.7	1,923.4	–	–	1,986.1
Segment assets	116.4	1,578.8	–	199.7	1,894.9
Associated companies	363.9	3.5	14.3	–	381.7
Unallocated assets					70.5
Total assets					2,347.1
Capital expenditure	6.2	50.4	–	–	56.6

By Principal Business Activity – 2004

	Telecom-munications *US$ millions*	Consumer Food Products *US$ millions*	Property and Transportation *US$ millions*	Head Office *US$ millions*	2004 (Restated) Total *US$ millions*
Profit and Loss					
Segment revenue – turnover	–	1,995.8	58.8	–	2,054.6
Segment results	–	189.1	34.2	(16.0)	207.3
Net borrowing costs					(111.9)
Share of profits less losses of associated companies	87.8	(1.8)	(0.1)	–	85.9
Profit before taxation					181.3
Taxation					(31.9)
Profit for the year from continuing operations					149.4
Profit for the year from a discontinued operation					18.8
Profit for the year					168.2
Assets and Liabilities					
Segment assets	–	1,796.1	122.7	42.3	1,961.1
Associated companies	140.7	1.4	26.8	–	168.9
Unallocated assets					38.7
Total assets					2,168.7
Segment liabilities	–	229.6	104.7	55.2	389.5
Unallocated liabilities					1,188.1
Total liabilities					1,577.6
Other Information					
Capital expenditure	–	101.6	3.5	–	105.1
Depreciation and amortization	–	53.7	0.9	–	54.6
Foreign exchange and derivative losses, net	–	33.1	0.3	–	33.4
Other non-cash expenses	–	1.4	9.2	7.4	18.0

By Principal Geographical Market – 2004

	The Philippines *US$ millions*	Indonesia *US$ millions*	Head Office *US$ millions*	2004 (Restated) Total *US$ millions*
Segment revenue – turnover	58.8	1,995.8	–	2,054.6
Segment assets	122.7	1,796.1	42.3	1,961.1
Associated companies	167.5	1.4	–	168.9
Unallocated assets				38.7
Total assets				2,168.7
Capital expenditure	3.5	101.6	–	105.1

5. **NET BORROWING COSTS**

	2005 *US$ millions*	2004 *US$ millions*
Bank loans and other loans		
– wholly repayable within five years	113.0	122.1
– not wholly repayable within five years	2.2	4.5
Total Borrowing Costs	115.2	126.6
Less interest income	(7.9)	(14.7)
Net Borrowing Costs	107.3	111.9

6. PROFIT BEFORE TAXATION

	Notes	2005 US$ millions	2004 (Restated) US$ millions
Profit Before Taxation is Stated after (Charging)/Crediting			
Cost of inventories sold		(1,182.1)	(1,201.5)
Employee remuneration	*35(A)*	(198.6)	(193.7)
Depreciation	*12*	(62.6)	(53.1)
Foreign exchange and derivative losses, net		(42.0)	(33.4)
Cost of services rendered		(52.7)	(31.9)
Operating lease rentals			
– Land and buildings		(11.8)	(12.7)
– Hire of plant and equipment		(0.8)	(1.6)
– Others		–	(6.0)
Loss on dilution of interests in a subsidiary and an associated company		(6.3)	(3.0)
Recognition of prepaid land premiums		(4.2)	(2.2)
Doubtful debt provisions (included in distribution costs)		(4.8)	(1.4)
Auditors' remuneration			
– Audit services		(1.2)	(1.4)
– Other services		(0.6)	(0.1)
Amortization of goodwill (included in other operating expenses, net)	*17*	–	(1.5)
Gain on divestments, net		–	11.0
Unrealized gains on available-for-sale assets/investments		–	2.2
(Loss)/gain on sale of property and equipment		(0.7)	1.8
Gain on changes in fair value of plantations	*13*	12.3	1.7
Realized gain/(loss) on sale of available-for-sale assets/investments		5.6	(3.3)
Excess over the cost of a business combination recognized as income (included in other operating expenses, net)		2.7	–
Dividend income from available-for-sale assets/investments		1.0	–

7. TAXATION

No Hong Kong profits tax (2004: Nil) has been provided as the Group had no estimated assessable profits (2004: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

	2005 US$ millions	2004 (Restated) US$ millions
Subsidiary Companies – Overseas		
Current taxation *(Note 27)*	28.9	30.6
Deferred taxation *(Note 20)*	(2.3)	1.3
Total	26.6	31.9

Included within the share of profits less losses of associated companies is taxation of US$19.2 million (2004 restated: US$22.4 million) and which is analyzed as follows.

	2005	2004 (Restated)
	US$ millions	*US$ millions*
Associated Companies – Overseas		
Current taxation	38.5	31.7
Deferred taxation	(19.3)	(9.3)
Total	19.2	22.4

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

	2005		2004 (Restated)	
	US$ millions	%	*US$ millions*	%
Profit Before Taxation (Including profit from a discontinued operation)	165.4		200.1	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	73.7	44.6	70.4	35.2
Tax effect of:				
– Non-deductible expenses	2.7	1.6	0.1	–
– Share of profits less losses of associated companies	(51.8)	(31.3)	(34.9)	(17.4)
– Income not subject to tax	(0.1)	(0.1)	(6.4)	(3.2)
– Others	2.1	1.3	2.7	1.3
Taxation	26.6	16.1	31.9	15.9
Attributable To:				
Continuing operations	26.6	16.1	31.9	15.9
A discontinued operation	–	–	–	–
	26.6	16.1	31.9	15.9

8. PROFIT FOR THE YEAR FROM A DISCONTINUED OPERATION

2004's profit from a discontinued operation represents a US$17.1 million gain on disposal of the Group's entire 49 per cent interest in Escotel (a company operating in India) and US$1.7 million share of Escotel's profit prior to its disposal.

9. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Profit attributable to equity holders of the parent includes US$18.5 million (2004: US$15.9 million) net foreign exchange and derivative losses that arose primarily on the changes in the fair values of derivatives and translation of the unhedged foreign currency denominated borrowings, and US$4.3 million (2004: US$23.0 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Losses

	2005 *US$ millions*	2004 *US$ millions*
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies	(42.0)	(33.4)
– Associated companies	19.0	(5.4)
Subtotal	(23.0)	(38.8)
Attributable to taxation and minority interest	4.5	22.9
Total	(18.5)	(15.9)

The net non-recurring gains for 2005 mainly comprise goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$4.8 million, Metro Pacific's agreed one-time adjustments made to amounts owed to certain creditors, partly offset by a loss on dilution of the Group's 1.4 per cent interest in PLDT of US$6.3 million, whereas 2004's net non-recurring gains mainly comprise a gain on disposal of 49 per cent interest in Escotel (US$17.1 million).

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2005 is a profit of US$350.8 million (2004 restated: US$130.3 million) attributable to the Company representing principally the Company's reversal of impairment provision for values of subsidiary companies holding investments in PLDT.

10. ORDINARY SHARE DIVIDENDS

	U.S. cent per ordinary share		US$ millions	
	2005	2004	2005	2004
Interim	0.13	–	4.1	–
Proposed final	0.26	–	8.2	–
Total	0.39	–	12.3	–

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting (AGM).

11. EARNINGS PER SHARE

The calculation of basic earnings per share amount is based on the profit for the year attributable to equity holders of the parent of US$103.0 million (2004 restated: US$123.9 million), and the weighted average number of 3,186.7 million (2004: 3,186.0 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share amount is based on: (i) a profit equal to the profit for the year attributable to equity holders of the parent of US$103.0 million (2004 restated: US$123.9 million) adjusted by the US$1.2 million (2004: Nil) reduction in share of profits less losses of associated companies assuming (a) the exercise of the Company's option of increasing its interest in Level Up and (b) the conversion of dilutive convertible preference shares and share options issued by PLDT, and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.7 million (2004: 3,186.0 million) ordinary shares in issue during the year, as used in the basic earnings per share

calculation, and the weighted average of 28.4 million (2004 restated: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

Since the earnings per share amount will be increased when taking into account the Exchangeable Notes issued by a wholly-owned subsidiary of the Company, the Exchangeable Notes has an anti-dilutive effect on the basic earnings per share for the year and are excluded from in the calculation of diluted earnings per share.

12. PROPERTY AND EQUIPMENT

	Land and buildings	Machinery, equipment and vessels	Consolidated Total
	US$ millions	*US$ millions*	*US$ millions*
Cost			
At 1 January 2005	240.4	768.1	1,008.5
Exchange translation	(8.1)	(30.4)	(38.5)
Additions	17.0	39.6	56.6
Acquisition of subsidiary companies *(Note 33(D))*	2.7	–	2.7
Disposals	(6.0)	(15.0)	(21.0)
Reclassification	–	3.6	3.6
At 31 December 2005	246.0	765.9	1,011.9
Accumulated Depreciation and Impairment			
At 1 January 2005	54.6	306.5	361.1
Exchange translation	(1.9)	(9.4)	(11.3)
Charge for the year	11.0	51.6	62.6
Disposals	(0.7)	(12.5)	(13.2)
Reclassification	–	(10.2)	(10.2)
At 31 December 2005	63.0	326.0	389.0
Net Book Amount at 31 December 2005	183.0	439.9	622.9

	Land and buildings US$ millions	Machinery, equipment and vessels US$ millions	Consolidated Total (Restated) US$ millions
Cost			
At 1 January 2004	238.1	775.2	1,013.3
Exchange translation	(18.6)	(59.6)	(78.2)
Additions	16.9	44.0	60.9
Acquisition of subsidiary companies *(Note 33(D))*	8.6	12.2	20.8
Disposals	(4.6)	(3.7)	(8.3)
At 31 December 2004	240.4	768.1	1,008.5
Accumulated Depreciation and Impairment			
At 1 January 2004	49.6	291.9	341.5
Exchange translation	(4.4)	(26.9)	(31.3)
Charge for the year	9.5	43.6	53.1
Disposals	(0.1)	(2.1)	(2.2)
At 31 December 2004	54.6	306.5	361.1
Net Book Amount at 31 December 2004	185.8	461.6	647.4

(A) Principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$29.4 million (2004: US$23.4 million) were pledged as security for certain of the Group's banking facilities (Note 26(D)).

13. PLANTATIONS

	Consolidated 2005 US$ millions	Consolidated 2004 US$ millions
At 1 January	147.4	160.0
Exchange translation	(8.8)	(14.3)
Acquisition of subsidiary companies *(Note 33(D))*	18.1	–
Gain arising from changes in fair value less estimated point-of-sale costs, net	12.3	1.7
At 31 December	169.0	147.4

Physical measurements of oil palm plantations at 31 December are as follows:

	Consolidated	
	2005	2004
	Hectares	*Hectares*
Mature plantations	58,064	53,542
Immature plantations	3,344	898
Total	61,408	54,440

The Group's plantations mainly represent palm trees owned by Indofood. The palm trees are planted for the production of fresh fruit bunches (FFB), which are used in the production of crude palm oil (CPO) and palm kernel oil (PKO). The fair value of plantations was determined by reference to the projected selling prices of CPO and PKO in the market. Significant assumptions made in determining the fair value of the plantations are:

(A) No new planting/re-planting activities are assumed.

(B) The palm trees have an average life of 23 years, with the first three years as immature and the following 20 years as mature or productive under a well established planting system.

(C) The yield per hectare of palm trees is based on guidelines from the Centre for Palm Tree Research in Indonesia which varies with the average age of palm trees.

(D) A discount rate of 20.5 per cent (2004: 21.7 per cent), which represents the asset specific rate for Indofood's plantation operation, was applied in the discounted cash flow calculation.

During 2005, Indofood's palm trees produced 1.3 million tons (2004: 1.4 million tons) of FFB. The fair value of FFB harvested during 2005, determined at the point of harvest, amounted to US$91.3 million (2004: US$112.8 million).

14. SUBSIDIARY COMPANIES

	Company	
	2005	2004
	US$ millions	*US$ millions*
Unlisted shares at cost	1,115.2	1,115.6
Less provision for impairment	(368.4)	(421.4)
Total	746.8	694.2

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) Amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 7.0 per cent per annum (2004: zero per cent to 5.0 per cent per annum) and not repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to their fair values.

(B) Amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2004: zero per cent to 8.4 per cent per annum) and not repayable within one year.

(C) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 123 to 124.

(D) Metro Pacific group contributes to the Group's property and transportation business segment (refer to Note 4). Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company's debt obligations to Pesos 732 million (US$13.8 million) at 31 December 2005 from Pesos 11.7 billion (US$220.4 million) at 31 December 2001 when the debt reduction program was commenced. Out of the Pesos 732 million (US$13.8 million) outstanding debts at 31 December 2005, Pesos 525 million (US$9.9 million) are presently subject to final documentation and Metro Pacific expects that this Pesos 525 million (US$9.9 million) amount will be settled before the close of 2006.

Nenaco, a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies.

15. ASSOCIATED COMPANIES

	Consolidated	
	2005	**2004**
		(Restated)
	US$ millions	*US$ millions*
Shares at cost		
– Listed	1,324.6	1,266.7
– Unlisted	44.1	22.0
Share of post acquisition reserves	(987.7)	(1,132.1)
Loans to associated companies	0.7	12.3
Total	381.7	168.9

(A) At 31 December 2005, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2005, the market valuation of listed investments was US$1,495.4 million (2004: US$1,002.7 million) and net dividends received and receivable were US$38.9 million (2004: Nil).

(C) Loans to associated companies are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of the loans to associated companies approximates to their fair values.

(D) Details of the Group's principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 123 to 124.

(E) Additional financial information in respect of the Group's principal associated company, PLDT, as prepared under HK GAAP, is set out below.

	PLDT	
	2005	2004 (Restated)
	US$ millions	*US$ millions*
Operating Results		
Turnover	2,201.3	2,053.7
Profit before taxation	790.4	484.7
Profit after taxation	788.3	392.6
Net profit	580.9	393.9
Net Assets		
Current assets	952.4	834.7
Long-term assets	3,793.9	4,228.5
Total Assets	4,746.3	5,063.2
Current liabilities	(1,067.5)	(1,016.8)
Long-term liabilities and provisions	(2,369.3)	(3,200.6)
Total Liabilities	(3,436.8)	(4,217.4)
Minority interest	(21.9)	(16.1)
Net assets at 31 December	1,287.6	829.7

(F) PLDT was incorporated under the law of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(G) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc. because the share of losses of this associated company fully eroded the Group's investment. The Group's unrecognized share of losses of this associated company for the current year and cumulatively was nil (2004: US$0.1 million) and US$7.9 million (2004: US$7.9 million), respectively.

16. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Trade receivables	173.3	170.3
Other receivables	107.9	184.9
Prepayments	17.2	14.0
Total	298.4	369.2
Presented As:		
Non-current Portion	11.7	9.2
Current Portion	286.7	360.0
Total	298.4	369.2

The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of non-current portion of accounts receivables, other receivables and prepayments is US$9.8 million (2004: US$9.2 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 13.4 per cent (2004: 11.3 per cent). The weighted average effective interest rate of non-current portion of accounts receivable, other receivables and prepayments is 8.8 per cent (2004: 11.3 per cent).

An ageing profile of trade receivables is analyzed as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
0 to 30 days	148.5	145.5
31 to 60 days	8.8	6.0
61 to 90 days	6.0	12.2
Over 90 days	10.0	6.6
Total	173.3	170.3

As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between one to five years.

17. GOODWILL

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Cost		
At 1 January		
As previously reported	39.4	19.7
Effect of adopting HKFRS 3 *(Note 2(E)(k)(III))*	(2.9)	–
As restated	36.5	19.7
Exchange translation	(1.7)	–
Additions		
– on acquisition of subsidiary companies *(Note 33(D))*	4.4	6.9
– balance of subsidiary companies acquired	–	2.1
– on increased investments in subsidiary companies	–	10.7
Reclassifications	(6.5)	–
At 31 December	32.7	39.4
Accumulated Amortization		
At 1 January		
As previously reported	2.9	1.4
Effect of adopting HKFRS 3 *(Note 2(E)(k)(III))*	(2.9)	–
As restated	–	1.4
Charge for the year	–	1.5
At 31 December	–	2.9
Net Book Amount at 31 December	32.7	36.5

(A) In 2004, goodwill not previously eliminated against the consolidated reserves was amortized on the straight-line basis over its estimated useful life of not more than 20 years.

(B) Goodwill is allocated to the Group's cash-generating units identified according to business and country of operation segment. All of the goodwill amounts at 31 December 2005 and 31 December 2004 relates to Indofood's businesses which contribute to the Group's consumer food products business segment located in Indonesia.

(C) The recoverable amounts of Indofood's businesses have been determined based on a value in use calculation using cash flow projections based on financial projections approved by Indofood's senior management covering a five-year period. The discount rates applied to cash flow projections ranges from 15.3 per cent to 18.3 per cent.

18. PREPAID LAND PREMIUMS

	Consolidated 2005 US$ millions	2004 US$ millions (Restated)
At 1 January		
As previously reported	–	–
Effect of adopting HKAS 17 *(Note 2(B))*	45.5	47.8
As restated	45.5	47.8
Exchange translation	(4.0)	(3.8)
Additions	–	3.7
Recognized during the year	(4.2)	(2.2)
Total prepaid land premiums	37.3	45.5
Current portion included in accounts receivable, other receivables and prepayments	(2.8)	(4.5)
At 31 December	34.5	41.0

	2005 US$ millions	2004 US$ millions
Overseas, Held on:		
Leases of between 10 and 50 years	32.3	44.2
Leases of less than 10 years	5.0	1.3
	37.3	45.5

19. AVAILABLE-FOR-SALE ASSETS/INVESTMENTS

	Consolidated 2005 US$ millions	2004 US$ millions (Restated)
Listed investments, at fair value:		
– Equity investments – Overseas	47.5	19.6
– Debentures with a fixed interest of 14.0 per cent (2004: 14.0 per cent) and a maturity date of 1 October 2014 (2004: 1 October 2014) – Overseas	0.5	1.8
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	6.1	11.5
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	1.0	–
Total	55.1	32.9
Presented As:		
Non-current Portion	2.7	11.5
Current Portion	52.4	21.4
Total	55.1	32.9

(A) The fair values of listed equity investments and debentures are based on quoted market prices. The fair values of unlisted investment in club debentures have been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

(B) Unlisted equity investments with carrying amounts of US$3.2 million (2004: US$9.8 million) was pledged to secure certain of the Group's banking facilities.

20. DEFERRED TAX

The movements in deferred tax assets during the year are as follows:

	Tax losses carried forward	Allowance for doubtful accounts	Others	Consolidated Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Deferred Tax Assets				
At 1 January 2005	3.7	0.9	1.2	5.8
Exchange translation	(0.2)	–	–	(0.2)
Acquisition of subsidiary companies *(Note 33(D))*	0.1	–	1.2	1.3
Credit to the profit and loss *(Note 7)*	0.6	0.3	6.1	7.0
Transfer to provision for taxation *(Note 27)*	–	–	(1.1)	(1.1)
Reclassification	–	–	2.6	2.6
At 31 December 2005	4.2	1.2	10.0	15.4

	Tax losses carried forward	Allowance for doubtful accounts	Others	Consolidated Total (Restated)
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Deferred Tax Assets				
At 1 January 2004	6.2	0.9	0.4	7.5
Exchange translation	(0.5)	(0.1)	(1.6)	(2.2)
(Charge)/credit to the profit and loss *(Note 7)*	(2.0)	0.1	0.7	(1.2)
Transfer to provision for taxation *(Note 27)*	–	–	(0.3)	(0.3)
Reclassification	–	–	2.0	2.0
At 31 December 2004	3.7	0.9	1.2	5.8

The movements in deferred tax liabilities during the year are as follows:

	Depreciation of property and equipment *US$ millions*	Change in fair value of plantations *US$ millions*	Withholding tax on undistributed earnings of subsidiary and associated companies *US$ millions*	Others *US$ millions*	Consolidated Total *US$ millions*
Deferred Tax Liabilities					
At 1 January 2005	(78.5)	(38.4)	(4.1)	9.2	(111.8)
Exchange translation	4.3	2.1	–	1.5	7.9
Acquisition of subsidiary companies *(Note 33(D))*	–	–	–	(3.7)	(3.7)
(Charge)/credit to the profit and loss *(Note 7)*	(4.8)	(3.8)	1.0	2.9	(4.7)
Transfer to/(from) provision for taxation *(Note 27)*	–	–	1.4	(0.6)	0.8
Reclassification	–	–	–	(2.6)	(2.6)
At 31 December 2005	(79.0)	(40.1)	(1.7)	6.7	(114.1)

	Depreciation of property and equipment *US$ millions*	Change in fair value of plantations *US$ millions*	Withholding tax on undistributed earnings of subsidiary and associated companies *US$ millions*	Others *US$ millions*	Consolidated Total (Restated) *US$ millions*
Deferred Tax Liabilities					
At 1 January 2004	(76.2)	(41.9)	(9.3)	8.1	(119.3)
Exchange translation	7.0	3.7	–	(1.0)	9.7
Acquisition of subsidiary companies	–	–	–	(3.4)	(3.4)
Increased investments in subsidiary companies	–	–	–	(0.9)	(0.9)
(Charge)/credit to the profit and loss *(Note 7)*	(9.3)	(0.2)	4.5	4.9	(0.1)
Transfer to provision for taxation *(Note 27)*	–	–	0.7	3.5	4.2
Reclassification	–	–	–	(2.0)	(2.0)
At 31 December 2004	(78.5)	(38.4)	(4.1)	9.2	(111.8)

At 31 December 2005, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$55.0 million (2004: US$73.9 million) in respect of non-Hong Kong tax losses, and US$39.1 million (2004: US$40.7 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for 3 to 5 years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

21. OTHER NON-CURRENT ASSETS

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Assets not yet used in operation	36.4	42.0
Claims for tax refund	42.2	34.3
Deferred charges	22.1	15.6
Advances and deposits for purchases	4.2	14.6
Currency swap assets, net	–	130.1
Others	25.9	5.8
Total	130.8	242.4

Assets not yet used in operation represents certain of Indofood's properties which have been acquired but not yet used in operation.

Claims for tax refund relates to advance tax payment made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

Deferred changes mainly represents deferred costs and expenses relating to Indofood's arrangements for the lease of land.

Advances and deposits for purchases mainly relates to Indofood's payments made to suppliers and contractors in relation to the purchase of raw materials and capital equipments.

The balance of currency swap assets (net) at 31 December 2004 relates to Indofood's hedging program. The amount was derecognized in March and April 2005 upon Indofood's termination of the related currency swap contracts.

22. CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	2005	2004	2005	2004
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Cash at banks and in hand	133.2	186.6	26.4	27.0
Short-term time deposits	162.8	–	162.8	–
Total	296.0	186.6	189.2	27.0

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between seven day and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The carrying amounts of the cash and cash equivalents approximate to their fair values.

23. INVENTORIES

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Raw materials	177.2	159.3
Work in progress	5.6	6.1
Finished goods	91.0	81.0
Properties held for sale	29.2	35.0
Total	303.0	281.4

(A) Principal properties held by Metro Pacific group for sale, included in properties held for sale, at 31 December 2005 are as follows:

Location	Group's Economic interest (%)	Approximate gross development area (sq.m.)[i]	Type	Status	Estimated completion date
Laguna (Escudero)	23.4	4,000,000	F	Planning	-
Costa de Madera, San Juan, Batangas	34.7	3,720,000	R, Ro	Planning	-
Lakewood, Cabanatuan	5.3	3,036,358	R	Under construction	2007
Batulao, Batangas	75.5	2,107,050	R	Planning	-
Calasiao, Pangasinan	31.0	1,860,000	R	Planning	-
Calatagan, Batangas	23.4	618,217	R, Ro	Under construction	2011
Lemery, Batangas	38.5	604,643	F	Under construction	2006
Punta Fuego 1, Batangas	21.2	452,603	R, Ro	Under construction	2006
San Pablo, Laguna (Monte Lago)	23.4	330,000	R	Under construction	2009
Stonecrest, San Pedro, Laguna	19.6	297,821	R	Under construction	2006
Talisay, Cebu	18.9	274,591	R	Under construction	2006
Urdaneta, Pangasinan	6.0	254,804	R	Under construction	2007
Punta Fuego 2, Batangas	13.6	236,927	R, Ro	Under construction	2006
Silang, Cavite (Ponderosa)	22.7	185,064	F	Under construction	2006
Nasugbo, Batangas (Lhuiller)	13.6	145,000	R, Ro	Under construction	2008
Waterwood, Bulacan	25.7	59,071	R	Under construction	2006
Lucena City, Quezon	62.7	40,706	R	Completed	-
Legaspi City, Albay	18.9	36,505	C	Under construction	2008
Nasugbu, Batangas (Amara Condo)	23.4	11,210	H	Under construction	2008
Punta Fuego 2 – expansion, Batangas	13.6	430	F	Under construction	2006

R = Residential, F = Farm, Ro = Resort, C = Commercial, H = Hotel

(i) Total area for sale as subdivisions and land designated for parks and open spaces.

(B) At 31 December 2005, inventories with a carrying amount of US$12.6 million (2004: US$11.6 million) have been pledged as security for certain of the Group's liabilities.

24. NON-CURRENT ASSETS HELD FOR SALE

The amount represents two of the vessels held by Nenaco planned to be sold in 2006.

25. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Trade payables	172.7	145.1
Accrued expenses	44.8	49.7
Other payables	61.1	69.5
	278.6	264.3

An ageing profile of trade payables is analyzed as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
0 to 30 days	160.8	121.2
31 to 60 days	1.7	7.4
61 to 90 days	1.3	5.6
Over 90 days	8.9	10.9
Total	172.7	145.1

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amounts of the Group's accounts payable, other payables and accruals approximate to their fair values.

26. BORROWINGS

	Effective interest rate (%)	Maturity	*Notes*	Consolidated 2005	2004
				US$ millions	*US$ millions*
Short-term					
Bank loans	8.9 – 18.0	2006		221.3	172.1
Other loans	2.5 – 13.5	2006	(A)	123.7	116.8
Subtotal				345.0	288.9
Long-term					
Bank loans	8.0 – 18.0	2007 – 2012	(B)	57.9	91.0
Other loans	2.5 – 13.5	2007 – 2010	(C)	686.3	670.2
Subtotal				744.2	761.2
Total				1,089.2	1,050.1

The balance of short-term borrowings includes US$124.0 million (2004: US$154.7 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

	Bank loans		Other loans		Consolidated Total	Consolidated Total
	2005	2004	2005	2004	2005	2004
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Not exceeding one year	221.3	172.1	123.7	116.8	345.0	288.9
More than one year but not exceeding two years	0.5	67.0	151.8	115.8	152.3	182.8
More than two years but not exceeding five years	1.7	15.8	516.9	545.5	518.6	561.3
More than five years	55.7	8.2	17.6	8.9	73.3	17.1
Total	279.2	263.1	810.0	787.0	1,089.2	1,050.1
Representing amounts repayable						
– wholly within five years	223.5	254.9	792.4	778.1	1,015.9	1,033.0
– not wholly within five years	55.7	8.2	17.6	8.9	73.3	17.1
Total	279.2	263.1	810.0	787.0	1,089.2	1,050.1

The carrying amounts of the borrowings are denominated in the following currencies:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Rupiah	542.8	534.7
U.S. dollar	501.7	465.3
Peso	44.7	50.1
Total	1,089.2	1,050.1

An analysis of the carrying amounts of borrowings into fixed and variable interest rate is as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Fixed interest rate	703.4	830.0
Variable interest rate	385.8	220.1
Total	1,089.2	1,050.1

The carrying amounts and fair values of the long-term borrowings are as follows:

	Carrying amounts		Fair values	
	2005	2004	2005	2004
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Bank loans	57.9	91.0	60.6	90.3
Other loans	686.3	670.2	724.1	694.8
Total	744.2	761.2	784.7	785.1

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowings rates ranging from 8.0 per cent to 12.5 per cent (2004: 7.2 per cent to 15.7 per cent) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of short-term borrowings approximate to their fair value.

Details of borrowings are set out below.

(A) Short-term Other Loans

The balance includes US$107.3 million of bonds (2004: US$112.6 million) (with a face value of US$108.0 million (2004: US$113.0 million)) issued by CAB Holdings Limited (CAB), a wholly-owned subsidiary company of the Company. These bonds were issued by CAB, on 29 July 2003, totaling US$115.0 million, bear interest at 8.25 per cent payable semi-annually in arrears, mature on 29 July 2006 at their aggregate principal amount and are secured by the Group's 51.5 per cent (2004: 51.5 per cent) interest in Indofood held by CAB and, subject to certain limitations and conditions, are guaranteed by the Company. During 2003, one of the Company's wholly-owned subsidiary companies repurchased US$2.0 million face value of the bonds, which were then canceled in 2004. During 2005, CAB repurchased US$5.0 million face value of the bonds at 102.875 per cent of its face value and canceled them during the year.

(B) Long-term Bank Loans

The balance includes a US$49.3 million (with a face value of US$50.0 million) bank loan (2004: Nil) secured by the Group's 1.7 per cent interest in PLDT, subject to a variable LIBOR (London Inter-bank Offer Rates) based interest rate, which is repayable in November 2012.

(C) Long-term Other Loans

The balance principally includes US$193.1 million (with a face value of US$199.0 million) Exchangeable Notes (2004: Nil) issued by First Pacific Finance Limited (FPF), a wholly-owned subsidiary company of the Company, and various bonds issued by Indofood.

(a) Details of the Exchangeable Notes issued by FPF are summarized as follows:

On 18 January 2005, the Company issued US$199.0 million five-year zero coupon Exchangeable Notes through FPF. The Exchangeable Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company.

The Exchangeable Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Exchangeable Notes at 131.97 per cent of their principal amount on 18 January 2010. Noteholders have the option to put the Exchangeable Notes to FPF at 118.11 per cent of their principal amount value on the third anniversary of the Exchangeable Notes.

The Exchangeable Notes carry an initial conversion premium of 21 per cent, which translates the conversion price into US$29.33 per PLDT share. Assuming full exchange of the Exchangeable Notes, the Exchangeable Notes will be exchangeable into approximately 3.8 per cent of the total common shares issued by PLDT.

(b) Details of the bonds issued by Indofood are summarized as follows:

(I) US$151.7 million five-year Eurobonds (with a face value of US$153.7 million, which represents the original amount issued in June 2002 of US$280.0 million less repurchase of the bonds with a face value of US$126.3 million made during 2005) (2004: US$278.6 million), with a coupon rate of 10.375 per cent, payable semi-annually, and mature in June 2007;

(II) Rupiah 1.2 trillion (US$123.4 million) of Rupiah bonds (which represents the original amount issued in June 2003 of Rupiah 1.5 trillion (US$152.6 million) less repurchase of the bonds with a face value of Rupiah 0.3 trillion (US$30.3 million) during 2005) (2004: US$161.5 million), with a coupon rate of 13.5 per cent, payable quarterly, and mature in June 2008; and

(III) Rupiah 1.0 trillion (US$98.8 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$101.7 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.4 million) during 2005) (2004: US$107.6 million), with a coupon rate of 12.5 per cent, payable quarterly, and mature in July 2009.

(D) Pledge of Assets

At 31 December 2005, total borrowings include secured bank and other borrowings of US$187.5 million (2004: US$182.2 million). Such bank and other borrowings were secured by the Group's property and equipment, available-for-sale assets/investments and inventories equating to a net book value of US$45.2 million (2004: US$44.8 million) and the Group's interests of 51.5 per cent (2004: 51.5 per cent) in Indofood and 1.7 per cent (2004: 3.2 per cent) in PLDT, respectively.

27. PROVISION FOR TAXATION

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions*
At 1 January	26.2	36.8
Exchange translation	(1.2)	(4.2)
Acquisition of subsidiary companies	-	0.6
Provision for taxation on estimated assessable profits for the year *(Note 7)*	28.9	30.6
Transfer (to)/from deferred taxation *(Note 20)*	(0.3)	3.9
Total	53.6	67.7
Tax paid	(42.4)	(41.5)
At 31 December	11.2	26.2

28. DEFERRED LIABILITIES AND PROVISIONS

					Consolidated	
	Pension	**Deferred income**	**Long-term payables**	**Others**	**Total 2005**	**Total 2004 (Restated)**
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
At 1 January	40.9	28.3	39.6	16.4	125.2	129.6
Exchange translation	(2.1)	0.1	1.4	0.1	(0.5)	(5.1)
Additions	22.5	0.1	5.2	3.1	30.9	9.4
Payment and utilization	(10.1)	(2.5)	(11.9)	(3.3)	(27.8)	(27.8)
Reclassification	-	-	(19.8)	-	(19.8)	19.1
At 31 December	51.2	26.0	14.5	16.3	108.0	125.2
Presented As:						
Current Portion	1.0	1.3	3.6	9.4	15.3	18.1
Non-current Portion	50.2	24.7	10.9	6.9	92.7	107.1
Total	51.2	26.0	14.5	16.3	108.0	125.2

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for service agreement (Note 37(D)) and the unrealized gross profit arising on property sales.

Long-term payables relate to Metro Pacific's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property and equipment.

Others mainly relate to provisions for warranty claims.

29. SHARE CAPITAL

	Consolidated and Company	
	2005	2004
	US$ millions	*US$ millions*
Authorized		
5,000,000,000 (2004: 5,000,000,000) ordinary shares of U.S. 1 cent each	50.0	50.0
Issued and fully paid		
3,188,833,003 (2004: 3,185,993,003) ordinary shares of U.S. 1 cent each	31.9	31.9

During the year, 2,840,000 share options were exercised at the exercise price of HK$1.76 per share, resulting in the issue of 2,840,000 new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$5.0 million (US$0.6 million). Details of the Company's share option scheme are set out in Note 36(D) (a) to the Financial Statements.

30. OTHER RESERVES

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

	Consolidated	
	2005	2004 (Restated)
	US$ millions	*US$ millions*
PLDT	(29.3)	(50.4)
Indofood	(25.0)	(11.6)
Others	3.4	2.2
Total	(50.9)	(59.8)

An analysis of the accumulated reserves of associated companies, included within the consolidated reserves, is set out below.

	Consolidated	
	2005	2004 (Restated)
	US$ millions	*US$ millions*
Revenue reserve	(962.4)	(1,081.7)
Exchange reserve	(29.3)	(50.4)
Unrealized gains on cash flow hedges	4.0	–
Total	(987.7)	(1,132.1)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

31. MINORITY INTEREST

An analysis of the Group's minority interest, by principal operating company, is set out below.

	Consolidated	
	2005	2004 (Restated)
	US$ millions	*US$ millions*
Indofood	296.1	335.6
Metro Pacific	27.8	28.1
Total	323.9	363.7

32. DERIVATIVE LIABILITY

Derivative liability represents the fair value of the option embedded within the Exchangeable Notes issued by FPF. Details regarding the issue of the Exchangeable Notes is set out in Note 26(C)(a).

The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39. Upon the initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$39.3 million on a mark-to-market basis at 31 December 2005, reflecting primarily the change in PLDT share price. The US$25.4 million increase in fair value of the option during 2005 was recognized and charged to the profit and loss statement.

33. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(A) Increased Investments in Associated Companies

The cash outflows of US$57.3 million mainly relates to the Group's increased interest in PLDT by approximately 1.1 per cent.

(B) Acquisition of Associated Companies

The cash outflows of US$17.6 million mainly relates to the Group's acquisition of a 25.0 per cent interest in Level Up in March 2005 and an associated company formed by Indofood.

(C) Deposits for acquisition and increased investments in subsidiary companies

The cash outflows of US$14.9 million mainly represent deposits made by PT Salim Ivomas Pratama (SIMP), a 80 per cent owned subsidiary company of Indofood, for the acquisition of convertible bonds issued by PT Sarana Inti Pratama, a palm breading and research management company. 2004's cash outflow of US$39.1 million represents Indofood's deposits, for acquiring convertible bonds issued by PT Bina Makna Indopratama (Bina Makna) and the acquisition of two oil palm plantation companies.

(D) Acquisition of Subsidiary Companies

	Indofood's acquisition of Silveron Investments Limited (SIL) and its subsidiary companies	Indofood's acquisition of PT Kebun Mandiri Sejahtera (KMS)	Others	2005 Total	2004 Indofood's acquisition of Perfect Wealth Investments Limited and its subsidiary company
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*	*US$ millions*
Consideration					
Cash and cash equivalents	1.8	7.7	0.1	9.6	28.4
Accounts receivable, other receivables and prepayments (Current)	16.7	–	–	16.7	–
Total	18.5	7.7	0.1	26.3	28.4
Net Assets					
Property and equipment *(Note 12)*	1.7	0.7	0.3	2.7	20.8
Plantations *(Note 13)*	13.7	4.4	–	18.1	–
Goodwill	–	–	–	–	2.1
Deferred tax assets *(Note 20)*	0.6	0.7	–	1.3	0.7
Other non-current assets	1.9	–	–	1.9	–
Cash and cash equivalents	2.6	0.5	0.3	3.4	2.8
Accounts receivable, other receivables and prepayments (Current)	0.5	4.9	1.8	7.2	8.5
Inventories	0.1	0.3	0.8	1.2	5.8
Accounts payable, other payables and accruals	(0.8)	(0.3)	(3.1)	(4.2)	(6.4)
Short-term borrowings	(1.1)	–	–	(1.1)	(1.1)
Provision for taxation	–	–	–	–	(0.6)
Long-term borrowings	(1.4)	–	–	(1.4)	–
Deferred tax liabilities *(Note 20)*	(3.7)	–	–	(3.7)	(3.4)
Minority interest	–	(0.8)	–	(0.8)	(7.7)
Total Net Assets Acquired at Fair Value	14.1	10.4	0.1	24.6	21.5
Goodwill/(Excess over the Cost of a Business Combination) *(Note 17)*	4.4	(2.7)	–	1.7	6.9
Net Inflow/(Outflow) of Cash and Cash Equivalents per Consolidated Cash Flow Statement	0.8	(7.2)	0.2	(6.2)	25.6

In June 2005, SIMP completed the acquisition of 100 per cent interest in SIL at a consideration of Rupiah 175 billion (US$18.5 million). SIL has 100 per cent direct and indirect equity interests in PT Kebun Ganda Prima and PT Citranusa Intisawit, respectively, which are both engaged in the operations of oil palm plantations in Indonesia.

In November 2005, SIMP acquired a 93.4 per cent interest in KMS, a rubber plantation company for a consideration of Rupiah 75 billion (US$7.7 million).

Since the date of acquisitions, SIL incurred a loss for the year of US$0.5 million and KMS had a profit for the year of US$0.1 million, which was included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2005, the turnover and profit for the year of the Group for the year ended 31 December 2005 would have been US$1,987.8 million and US$138.8 million, respectively. The subsidiary companies acquired during the year had net cash outflows from operating activities and investing activities, respectively, of US$0.2 million and US$3.3 million, and received US$3.2 million in respect of financing activities during the year.

(E) Acquisition of Convertible Bonds

The cash outflows of US$5.2 million represents the acquisition by SIMP of convertible bonds issued by PT Tahta Bahtera (TB), a shipping company. The bonds had been converted into a 90.9 per cent equity interest in TB by SIMP in January 2006.

(F) Increased Investments in Subsidiary Companies

The cash outflows of US$4.9 million represent a remaining 20 per cent balance of payment (equivalent to Rupiah 48 billion) for Indofood's increased interest in four of its oils and distribution subsidiary companies, PT Bitung Menado Oil Industry, PT Intiboga Sejahtera, PT Sawitra Oil Grains and PT Indomarco Adi Prima, from approximately 80.0 per cent to 100 per cent through the acquisition and conversion of convertible bonds issued by Bina Makna and acquisition of the remaining minority interest of Bina Makna. In 2004, Indofood has made a 80 per cent deposit (equivalent to Rupiah 192 billion or US$21.4 million) for this acquisition, which has been included in 2004's cash flow statement as deposits for acquisition and increased investments in subsidiary companies. 2004's cash outflow of US$16.9 million principally represents payments made by Indofood for increasing its interest in a food seasonings subsidiary company, PT Indosentra Pelangi, from 70.0 per cent to 92.2 per cent.

(G) Restricted Cash

At 31 December 2005, the Group had US$4.7 million (2004: US$9.2 million) of cash which was restricted as to use. All of this US$4.7 million (2004: US$4.5 million) amount is expected to be released within one year from 31 December 2005 and required to be classified as current assets.

(H) Major Non-cash Transaction

During the year, Metro Pacific settled approximately Pesos 500 million (US$9.1 million) of borrowings through the transfer of available-for-sale assets and other property assets to its creditors.

34. COMMITMENTS AND CONTINGENT LIABILITIES

(A) Capital Expenditure

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions*
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	15.1	19.1
Contracted, but not provided for	7.5	9.1
Total	22.6	28.2

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, machinery and equipment.

The Company has no commitments in respect of capital expenditures (2004: Nil).

(B) Leasing Commitments

At 31 December 2005, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

	Consolidated	
	2005	**2004**
	US$ millions	*US$ millions*
Land and Buildings		
– Within one year	3.5	2.1
– Between two and five years inclusive	9.8	7.0
– After five years	4.2	1.0
Subtotal	17.5	10.1
Hire of Plant and Equipment and Others		
– Within one year	0.5	0.5
– Between two and five years inclusive	1.0	1.3
– After five years	0.2	0.2
Subtotal	1.7	2.0
Total	19.2	12.1

At 31 December 2005, the Company did not have any leasing commitments (2004: Nil).

(C) Contingent Liabilities

At 31 December 2005, neither the Group nor the Company had any *significant contingent* liabilities (2004: Nil).

35. EMPLOYEE INFORMATION

(A) Remuneration

	2005	2004
		(Restated)
	US$ millions	*US$ millions*
Basic salaries	142.1	141.2
Bonuses	23.4	19.4
Benefits in kind	19.5	21.0
Pension contributions	8.4	7.7
Equity-settled share option expense	5.2	4.4
Total	198.6	193.7
Average Number of Employees	47,881	48,110

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 36(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes covering approximately 22,001 (2004: 24,653) employees.

(a) Defined Contribution Schemes

The Group operates six (2004: six) defined contribution schemes covering approximately 20,686 (2004: 23,469) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2004: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2004: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2005, no amounts (2004: Nil) were used for this purpose. At 31 December 2005, the forfeited contributions had been fully utilized.

(b) Defined Benefit Schemes

The Group operates four (2004: two) defined benefit schemes covering approximately 1,315 (2004: 1,184) employees. The assets of three of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by PT Jasa Aktuaria Praptasentosa Gunajasa's actuary (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. and Mr. Orlando J. Manalang, FASP (members of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2005, the Group's level of funding in respect of its defined benefit schemes was 45.8 per cent (2004: 55.3 per cent).

The amount of deficit under defined benefit schemes included in the balance sheet is as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Present value of defined benefit obligations	11.0	9.0
Fair value of plan assets	(6.2)	(6.4)
Liability in Balance Sheet	4.8	2.6

The movements of defined benefit liability during the year are as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
At 1 January	2.6	4.2
Exchange translation	(0.1)	(0.2)
Net pension scheme cost recognized in the profit and loss statement	3.5	1.0
Payment	(1.2)	(2.4)
At 31 December	4.8	2.6

The amount recognized in the profit and loss statement is analyzed as follows:

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Current service cost	0.4	0.4
Past service cost	3.5	0.5
Expected return on plan assets	(0.5)	(0.7)
Net actuarial losses recognized in the year	0.1	0.8
Total Included in Employee Remuneration (within Administrative expenses)	3.5	1.0
Actual Return on Plan Assets	8%	9%

Principal actuarial assumptions (weighted average) at 31 December are as follows:

	2005	2004
Discount rate	11%	9%
Expected return on plan assets	10%	9%
Future salary increases	7%	6%
Future pension increases	7%	6%
Average remaining working lives of employees (years)	12	12

(C) Loans to Officers

During 2005 and 2004, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

36. DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual named basis.

Directors' Remuneration – 2005

	Non-performance based			Performance	Equity-settled			
	Salaries	Other benefits	Pension contributions	based payments[i]	share option expense	Fees[ii]	Emoluments[iii]	2005 Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Chairman								
Anthoni Salim	435	-	-	-	-	-	-	435
Executive Directors								
Manuel V. Pangilinan *(Managing Director and Chief Executive Officer)*	1,467	210	91	1,008	1,224	-	-	4,000
Edward A. Tortorici	900	195	1,164	-	1,224	-	-	3,483
Robert C. Nicholson	933	21	2	467	941	-	-	2,364
Non-Executive Directors								
His Excellency Albert F. del Rosario	-	-	-	-	119	25	-	144
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	119	-	-	119
Independent Non-Executive Directors								
Graham L. Pickles	-	-	-	-	119	65	-	184
Edward K.Y. Chen *(GBS, CBE, JP)*	-	-	-	-	119	55	-	174
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	-	-	-	-	119	30	77	226
Total	3,735	426	1,257	1,475	3,984	175	77	11,129

Directors' Remuneration – 2004

	Non-performance based			Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2004 (Restated) Total
	Salaries	Other benefits	Pension contributions					
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Chairman								
Anthoni Salim	–	–	–	–	–	–	–	–
Executive Directors								
Manuel V. Pangilinan *(Managing Director and Chief Executive Officer)*	1,480	189	76	1,003	939	–	–	3,687
Edward A. Tortorici	837	128	261	1,169	939	–	–	3,334
Robert C. Nicholson	749	2	1	375	721	–	–	1,848
Non-Executive Directors								
His Excellency Albert F. del Rosario	–	26	–	–	165	25	–	216
Sutanto Djuhar	–	–	–	–	–	–	–	–
Tedy Djuhar	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso	–	–	–	–	165	–	–	165
Independent Non-Executive Directors								
Graham L. Pickles	–	–	–	–	165	55	–	220
Edward K.Y. Chen *(GBS, CBE, JP)*	–	–	–	–	165	55	–	220
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	–	–	–	–	165	35	77	277
Total	3,066	345	338	2,547	3,424	170	77	9,967

(i) *Performance based payments comprise performance bonus and long-term monetary incentive awards.*

(ii) *For meetings attended.*

(iii) *For consultancy services provided to the Company.*

Included within total Directors' remuneration is an amount of US$0.8 million (2004: US$0.9 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. Two (2004: Two) senior executives were among the Group's five highest earning employees. The remaining three (2004: three), of the five highest earning employees, are the Company's Directors.

	2005	2004
		(Restated)
	US$ millions	*US$ millions*
Non-performance based		
– Salaries and benefits	0.6	0.6
Performance based		
– Bonuses and long-term monetary incentive awards	0.2	0.2
Equity-settled share option expense	0.6	0.4
Total	1.4	1.2

The table below shows the remuneration of the two (2004: two) senior executives who were among the Group's five highest earning employees in 2005.

	2005	2004
		(Restated)
Remuneration bands	*Number*	*Number*
US$509,001 – US$573,000	–	1
US$637,001 – US$701,000	1	1
US$701,001 – US$765,000	1	–
Total	2	2

(C) Key Management Personnel Compensation

	Consolidated	
	2005	2004
	US$ millions	*US$ millions*
Non-performance based		
– Salaries and benefits	11.0	10.3
– Pension contributions	1.4	0.4
Performance based		
– Bonuses and long-term monetary incentive awards	3.4	4.4
Equity-settled share option expense	5.2	4.4
Total	21.0	19.5

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2005 are set out below.

(a) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2005	Share options exercised during the year	Share options held at 31 December 2005	Share options exercise price *(HK$)*	Market price at date of grant *(HK$)*	Market price during period of exercise *(HK$)*	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	–	31,800,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	–	31,800,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	–	24,500,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Non-Executive Directors										
His Excellency Albert F. del Rosario	2,840,000	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Independent Non-Executive Directors										
Graham L. Pickles	2,840,000	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen *(GBS, CBE, JP)*	2,840,000	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	2,840,000	(2,840,000)	–	1.76	1.76	2.65 to 2.70	1 June 2004	June 2005	June 2005	–
Senior Executives	32,286,000	–	32,286,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
Total	134,586,000	(2,840,000)	131,746,000							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant to directors and executives of the Company share options of the Company as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for ten years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less then the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of Stocks Exchange on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of Stock Exchange for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of Directors and senior executives and early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

The binomial model, applied for determining of the estimated values of the share options granted under the Company's Scheme, was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note 2(E)(p)(III) to the Financial Statements.

(b) Particulars of Metro Pacific's Share Option Schemes

METRO PACIFIC	Share options held at 1 January 2005	Share options canceled during the year	Share options held at 31 December 2005	Share option exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	5,027,259	(5,027,259)	-	1.91	2.37	16 April 1995	April 1996	April 2005
	3,990,000	(3,990,000)	-	1.91	2.37	1 August 1995	August 1996	August 2005
	315,684	-	315,684	3.46	3.57	1 August 1997	August 1997	August 2007
Total	9,332,943	(9,017,259)	315,684					

On 15 May 1990, Metro Pacific approved a share option scheme (Old Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options at any time. At 31 December 2005, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 315,684, which represents less than 0.01 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than the (i) average of the official closing price of the shares on the Philippine Stock Exchange (PSE) for the twenty trading days immediately preceding the relevant offer date or (ii) the par value of the shares.

On 12 August 2005, the shareholders of Metro Pacific approved a new share option scheme (New Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The New Scheme is valid for ten years and became effective on 12 August 2005.

The maximum number of shares on which options may be granted under the New Scheme may not exceed 10 per cent of the issued share capital of Metro Pacific from time to time less the number of options outstanding under the Old Scheme. Upon the adoption of the New Scheme, no further share options will be granted under the Old Scheme. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any twelve-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option grant under the New Scheme shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than (i) the closing price of the Metro Pacific shares for one or more board lots of such Metro Pacific shares on the PSE on the option grant date; (ii) the average closing price of the Metro Pacific share for one or more board lots of such Metro Pacific shares on the PSE for the five business days immediately preceding the option grant date; or (iii) the par value of the Metro Pacific shares, whichever is higher.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option schemes.

37. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) At 31 December 2005, Mcrae Investment Limited, a wholly-owned subsidiary company of the Company, had an outstanding receivable from Metro Pacific which amounted to Pesos 793 million (US$14.9 million) (31 December 2004: Pesos 793 million or US$14.1 million). The amount is interest-free, secured and repayable within one year.

(B) On 31 December 2004, Metro Pacific Resources, Inc. (MPRI), a company in which the Company has 100 per cent economic interest, entered into a subscription agreement with Metro Pacific to subscribe Pesos 450 million (US$8.0 million) of Series 1-C Preferred Shares which were issued in two tranches in January and June 2005.

(C) In August 2005, MPRI advances Pesos 61 million (US$1.1 million) to Metro Pacific in order to provide Metro Pacific with the cash resources to meet general working capital requirements. The amount is interest-free, unsecured and repayable within one year.

(D) ALBV, a wholly-owned subsidiary company of the Company, had a technical assistance agreement with Smart, a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2004: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

Total fees under these arrangements amounted to Pesos 567 million (US$10.3 million) for the year ended 31 December 2005 (2004: Pesos 507 million or US$9.0 million). At 31 December 2005, ALBV had outstanding receivables under the technical assistance agreement amounting to Pesos 194 million (US$3.7 million) (2004: Pesos 267 million or US$4.8 million).

(E) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions	**Consolidated**	
For the year ended 31 December	**2005**	**2004**
	US$ millions	*US$ millions*
Profit and Loss Items		
Sales of finished goods		
– to associated companies	40.2	52.6
– to affiliated companies	33.3	23.7
Purchases of raw materials		
– from associated companies	25.9	15.8
– from affiliated companies	5.5	9.8
Management and technical services fee income and royalty income		
– from associated companies	0.4	0.2
– from affiliated companies	3.1	2.1
Rental expenses		
– to affiliated companies	1.4	3.1
Transportation and pump services expenses		
– to affiliated companies	1.0	1.6

Approximately four per cent (2004: four per cent) of Indofood's sales and two per cent (2004: two per cent) of its purchases were transacted with these related companies.

Nature of balances	**Consolidated**	
At 31 December	**2005**	**2004**
	US$ millions	*US$ millions*
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	0.1	6.8
– from affiliated companies	4.8	4.6
Accounts receivable – non-trade		
– from associated companies	0.1	3.8
– from affiliated companies	5.9	4.3
Long-term receivables		
– from associated companies	–	4.7
Accounts payable – trade		
– to associated companies	6.4	2.5
– to affiliated companies	1.2	1.2

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(F) Details of compensation of key management personnel of the Group during the year are set out in Note 36(C) to the Financial Statements.

38. FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments, other than derivatives, comprise bank loans and other interest-bearing loans, and cash and short-term time deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally interest rate swap and foreign exchange contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(E)(s) to the Financial Statements.

(A) Market Risk

(a) Currency Risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning. In addition to natural hedge, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, the aforementioned derivative instruments of the Group do not qualify as effective hedge and therefore not designated as effective hedges for accounting purposes in accordance with the provisions of HKAS 39.

(b) Price Risk

The Group is exposed to commodity price risk, especially wheat and CPO, which are the raw materials used to manufacture the Group's products, which depends on the level of demand and supply in the market, and the global economic environment. The Group is also exposed to commodity price risk as changes in fair values of future commodity contracts used by certain subsidiary companies to manage their exposures on commodity price fluctuations are directly recognized to profit and loss. Such future commodity contracts also do not qualify as effective hedge and therefore not designated as effective hedges for accounting purposes in accordance with the provisions of HKAS 39.

(B) Credit Risk

For consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantee. For the property business, transfers of property titles are effected upon full payment of the purchase price. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which comprise cash and cash equivalents, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group has no significant concentrations of credit risk.

(C) Liquidity Risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity market issues.

(D) Fair Value and Cash Flow Interest Rate Risk

The Group's interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At 31 December 2005, 64.6 per cent of the Group's borrowings were at fixed rates.

The value of the Group's investments in fixed rate debentures/debt securities fluctuate as a result of changes in market interest rates and the changes in their values are recognized in the Group's equity. As the Group has no significant floating rate financial assets, the Group's operating cash flows are substantially independent of changes in market interest rates.

39. SUBSEQUENT EVENTS

(A) Further to the Company's announcement dated 18 January 2006, the Group continues to acquire shares in PLDT. During January to March 2006, the Group acquired an aggregate of 1.3 million shares in PLDT, representing approximately 0.7 per cent of the total issued common shares of PLDT for a total consideration of US$44.5 million. As a result, the Group's economic and voting interests in PLDT increased to 24.5 per cent and 31.2 per cent, respectively.

(B) On 31 January 2006, NTT DoCoMo, Inc. (DoCoMo) had agreed to acquire 12,633,486 common shares of PLDT, representing approximately 7 per cent of PLDT's total outstanding common shares, from NTT Communications, Inc. (NTT Com) for a total consideration of Yen 52,103 million (equivalent to approximately US$440 million). NTT Com will retain 12,633,487 common shares of PLDT, thus remaining as a significant shareholder of PLDT with a similar 7 per cent equity holding.

The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, DoCoMo and NTT Com which amended both the existing contracts between the parties and the shareholding arrangements. The share acquisition and other business arrangements will take effect after DoCoMo, PLDT and Smart acquire certain licenses and approvals.

Smart and DoCoMo have agreed to collaborate with each other in the rollout and development of 3G services in the Philippines. Smart will introduce DoCoMo's mobile internet service, i-mode, exclusively for Smart's subscribers. DoCoMo will provide the know-how, technologies and patents necessary for Smart to operate the i-mode service over GPRS and W-CDMA networks.

The actual transfer of 12,633,486 common shares of PLDT from NTT Com to DoCoMo was completed on 14 March 2006.

(C) On 27 March 2006, Metro Pacific announced a three-stage recapitalization and reorganization plan involving ultimately raising fresh capital of approximately Pesos 2.7 billion (US$50.9 million) from its existing shareholders and a third party strategic investor. The plan is expected to be concluded in September 2006.

40. COMPARATIVE AMOUNTS

As explained in Note 2(B) to the Financial Statements, due to the adoption of a number of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the Financial Statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

41. APPROVAL OF THE FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 31 March 2006.

5. SUMMARY OF PRINCIPAL INVESTMENTS AS AT 31 DECEMBER 2005

Philippine Long Distance Telephone Company ("PLDT")

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services: wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); fixed line (principally through PLDT); and information and communications technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	180.8 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	23.9 per cent/30.5 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk ("Indofood")

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: bogasari (flour and pasta), consumer branded products (noodles, food seasonings, snack foods, and nutrition and special foods), edible oils and fats (plantations, cooking oils, margarine and shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation ("Metro Pacific")

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Sector	:	Property and Transportation
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	18.6 billion
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	75.5 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Level Up! International Holdings Pte Ltd ("Level Up")

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	:	Online games
Place of incorporation/business area	:	Singapore/The Philippines, Brazil and India
Issued number of shares	:	413,869
Particular of issued shares held	:	Ordinary shares of US$8 par value
Economic interest/voting interest	:	25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

B. INDEBTEDNESS

As at 31 December 2006, the Group had outstanding borrowings of approximately US$1,196.4 million. The borrowings comprised secured bank loans of US$203.8 million, unsecured bank loans of US$457.5 million and unsecured other loans of US$535.1 million.

The secured bank loans were secured by certain of the Group's property and equipment, plantations, cash, inventories, accounts receivables and available-for-sale assets and the Group's interest of 4.3 per cent in PLDT.

The other loans comprised unsecured bonds of US$437.5 million (as described below), unsecured trust receipt loans of US$91.0 million and others. The bonds held by the Group as at 31 December 2006 comprise the following:

(a) US$194.7 million five-year zero coupon exchangeable notes issued by First Pacific Finance Limited ("**FPF**"), a wholly-owned subsidiary of the Company, due 18 January 2010. The exchangeable notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company;

(b) Rupiah 1.2 trillion (US$135.0 million) Rupiah bonds issued by Indofood, with a coupon rate of 13.5 per cent, payable quarterly, and which mature in June 2008; and

(c) Rupiah 1.0 trillion (US$107.8 million) Rupiah bonds issued by Indofood, with a coupon rate of 12.5 per cent, payable quarterly, and which mature in July 2009.

As at 31 December 2006, the Group did not have any material contingent liabilities.

Save as aforesaid, and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31 December 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other contingent liabilities.

Except for projected US$420.0 million secured bank loans for the Acquisition and US$218.9 million additional indebtedness arising from the acquisition and proportionate consolidation of Maynilad through a 50% consortium of MPIC, there is no material change in the Group's outstanding indebtedness and contingent liabilities from 31 December 2006 to the Latest Practicable Date.

C. FINANCIAL AND TRADING PROSPECTS

The Group's principal investments have remained the same since 31 December 2005. A small (0.31%) dilution in its PLDT shareholding has occurred over the period as a result of the conversion of convertible preference shares to common shares partly offset by the open market purchase of PLDT shares. MPC's recapitalization and reorganization plan has been completed and the listing of MPIC, a majority owned subsidiary of the Company, commenced on 15 December 2006. MPIC is a 50% shareholder in a consortium specifically established for the purpose of competing in a bid to acquire an 83.97% interest in Maynilad which holds an exclusive concession to provide water and sewerage services in the area of West Metro Manila, which bid was successful.

The consortium's winning bid comprised: (a) the payment of an amount of US$56.7 million in cash in respect of the acquisition of 83.97% of the equity in Maynilad and repayment of financial assistance previously provided to Maynilad; (b) the contribution of US$447.2 million as additional equity capital of Maynilad over three years in the form of a standby letter of credit; (c) a performance bond in an amount of US$12.0 million; and (d) the payment of transaction fees and expenses of approximately US$16.9 million. There has been no variation in either the remuneration payable to or benefits in kind receivable by the directors of MPIC as a consequence of that transaction.

On 23 January 2007, Indofood, a 51.5% owned subsidiary of the Company, completed the reverse takeover of IndoAgri, involving the injection of Indofood's edible oils and fats business into IndoAgri in consideration for the issue of new shares representing 98.67% of IndoAgri's enlarged share capital. Following completion of the proposed placement referred to below, it is proposed that the shares of IndoAgri will be listed on the mainboard of the Singapore Stock Exchange.

IndoAgri is one of Indonesia's major vertically integrated manufacturers of edible oils and fats with a significant market share in the branded cooking oil, as well as the margarine and shortening segments in Indonesia. Its operations range from oil palm cultivation and milling to refining, branding and marketing of cooking oil, margarine, shortening and other palm derivative products. In order to ensure compliance with the listing rules on shareholding spread applicable to companies listed on the mainboard of the Singapore Stock Exchange and thereby secure a listing for IndoAgri's shares on the mainboard of the Singapore Stock Exchange, IndoAgri entered into a placement agreement with underwriters on 7 February 2007 to place 338 million new shares representing 25% of its enlarged issued share capital to the public at a placement price of Singapore dollars 1.25 per share.

The placement of shares in IndoAgri by Indofood: (a) is an efficient way of raising additional finance to fund the capital requirements of IndoAgri; (b) achieves fair value potential of IndoAgri; (c) diversifies the funding sources to finance the development of IndoAgri as well as widening the investor base; (d) creates greater clarity of business and financial status of IndoAgri; and (e) will have the effect of diluting Indofood's shareholding in IndoAgri.

The trading and competitive environment in respect of all the Group's principal investments has remained positive. It is generally considered that the macro economic environment in both the Philippines and Indonesia has improved over the period since 31 December 2005.

The value of the Group's listed investments in PLDT, Indofood and in MPIC (following the completion of the MPC recapitalization and reorganization plan) has continued to increase over the period since 31 December 2005.

D. MATERIAL ADVERSE CHANGES

Save for a potential accounting loss that may be recorded in the financial statements of the Group due to the increase in the value of the option liability, which has a strong correlation to the change in share price of PLDT, embedded in the face value of US$199 million exchangeable notes which are exchangeable into shares of PLDT, the Directors confirm that there are no material adverse changes in the financial or trading position or outlook of the Group since 31 December 2005, the date to which the latest audited consolidated financial statements of the Group were made up.

E. WORKING CAPITAL STATEMENT

The Directors are of the opinion that following the Acquisition of the Sale Shares, the Group has sufficient working capital for its current requirements.

F. MANAGEMENT DISCUSSION AND ANALYSIS

(a) PTIC is a single investment holding vehicle. Its activity relates to the holding of an investment in the listed securities of PLDT. The shareholding has not changed over the last 3 years and PTIC has received over such period its attributable dividend income. The shareholding has continued to appreciate in value over the period and this appreciation can been seen and is reflected in the balance sheet of PTIC as available-for-sale financial assets (Appendix II).

(b) PTIC has no borrowings and there has been no change in its shareholding in PLDT nor are there any contingent liabilities or plans for material acquisitions or disposals.

(c) As at the Latest Practicable Date, the Group had an attributable economic interest in shares representing approximately 23% of the total issued common shares in PLDT, and the Group holds shares in PLDT enabling it to exercise or control the exercise of approximately 29% of the voting power at general meetings of PLDT.

PLDT's results are equity accounted for in the accounts of the Group. As shown in the 2005 annual report of the Group, PLDT contributed approximately US$132.2 million and US$117.1 million to the recurring profits of the Group for the two years ended 31 December 2005 respectively (representing approximately 112.8% and 100.3% of the recurring profit of the Group for the two years ended 31 December 2005 respectively). Based on the 2006 interim report of the Group, PLDT contributed approximately US$66.5 million to the recurring profits of the Group for the six months ended 30 June 2006 (or approximately 96.4% of the recurring profit of the Group of approximately US$69.0 million for the period). On this basis, most of the recurring profit of the Group was contributed by PLDT, demonstrating that PLDT is a critical strategic investment of the Group.

PLDT is a successful company making a significant contribution to the Group's profit. It has a leading market position in both mobile and fixed telephony and has grown this business significantly over the last few years.

The future revenue growth of PLDT is likely to come from broadband, business process outsourcing/call center and mobile. PLDT will continue to introduce various attractive innovative wireless broadband products and services. Moreover, PLDT will further strengthen its market leader position in wireless business through the ongoing network coverage and capacity expansion and market segmentation. This equips PLDT to transform itself from a cellular company into a multi-service wireless communications provider.

PLDT has a very manageable level of debt with a gearing ratio of 0.99 time, as disclosed in the latest audited accounts for the year ended 31 December 2005. With the strong cash flows generated by the business further debt has been repaid which has improved the gearing position since the audited accounts for the year ended 31 December 2005.

The Directors consider that the prospects of PLDT are promising. As far as the Company is aware, PLDT has no plans for material acquisitions or disposals.

ERNST & YOUNG
安永會計師事務所

12 February 2007

The Board of Directors
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong SAR

Dear Sirs,

We set out below our report on the financial information relating to Philippine Telecommunications Investment Corporation ("PTIC") for each of the three years ended 31 December 2004, 2005 and 2006 (the "Relevant Periods") for inclusion in the circular of First Pacific Company Limited (the "Company") dated 12 February 2007 (the "Circular") in connection with the Company's proposed purchase of an additional interest of approximately 46% in the issued share capital of PTIC, an indirect subsidiary of the Company, whose approximately 54% equity interest is currently held by the Company.

PTIC was incorporated in the Philippines with limited liability on 9 November 1967. The principal activities of PTIC are investment holding and related activities.

The statutory financial statements of PTIC for each of the three years ended 31 December 2004, 2005 and 2006, which were prepared in accordance with accounting principles generally accepted in the Philippines, were audited by Sycip Gorres Velayo & Co..

For the purpose of this report, we have carried out independent audit procedures on the financial information of PTIC for the Relevant Periods (the "Financial Information"), in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), and have examined the Financial Information and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The Financial Information has been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the HKICPA, based on audited financial statements, after making such adjustments as are appropriate.

The Financial Information, together with the notes thereto, is the responsibility of the directors of PTIC. It is our responsibility to form an independent opinion on such information and to report our opinion to you.

In our opinion, the Financial Information together with the notes thereto give, for the purpose of this report, a true and fair view of the state of affairs of PTIC as at 31 December 2004, 2005 and 2006 and of the results and cash flows of PTIC for the Relevant Periods.

A. FINANCIAL INFORMATION

Profit and Loss Statements

	Years ended 31 December		
	2006	2005	2004
	(Pesos)	*(Pesos)*	*(Pesos)*
REVENUES			
Dividend income	2,030,672,514	1,457,918,728	–
Interest income	580,956	559,531	537,467
Foreign exchange gain	–	–	8,435
	2,031,253,470	1,458,478,259	545,902
EXPENSES			
Professional fees	233,861	475,972	461,865
Provision for unrecoverable prepaid tax	–	168,486	–
Taxes and licenses	2,940,936	9,225	9,440
Others	62,343	50,011	10,135
	3,237,140	703,694	481,440
PROFIT FOR THE YEAR	2,028,016,330	1,457,774,565	64,462

See accompanying Notes to the Financial Information.

Balance Sheets

	Notes	31 December 2006 (*Pesos*)	2005 (*Pesos*)	2004 (*Pesos*)
NON-CURRENT ASSETS				
Long term investments	5	–	–	659,266,024
Available-for-sale financial assets	5	66,387,370,650	47,772,872,605	–
		66,387,370,650	47,772,872,605	659,266,024
CURRENT ASSETS				
Cash and cash equivalents	6	19,243,018	34,163,356	11,801,737
Interest receivable		13,117	16,385	29,475
Prepaid tax		–	–	168,486
		19,256,135	34,179,741	11,999,698
CURRENT LIABILITIES				
Accruals and other payables	7	1,294,780	23,562,202	1,237,996
NET CURRENT ASSETS		17,961,355	10,617,539	10,761,702
NET ASSETS		66,405,332,005	47,783,490,144	670,027,726
EQUITY				
Issued capital	8	22,990,300	22,990,300	22,990,300
Additional paid-in capital		1,030,989	1,030,989	1,030,989
Available-for-sale financial assets reserves		65,728,104,626	47,113,606,581	–
Retained earnings		653,206,090	645,862,274	646,006,437
Total equity		66,405,332,005	47,783,490,144	670,027,726

See accompanying Notes to the Financial Information.

Statements of Changes in Equity

	Notes	Issued capital (Pesos)	Additional paid-in capital (Pesos)	Available-for-sale financial assets reserves (Pesos)	Retained earnings (Pesos)	Total (Pesos)
At 1 January 2004		22,990,300	1,030,989	–	645,941,975	669,963,264
Profit for the year		–	–	–	64,462	64,462
At 31 December 2004		22,990,300	1,030,989	–	646,006,437	670,027,726
At 1 January 2005						
As reported		22,990,300	1,030,989	–	646,006,437	670,027,726
Opening adjustment upon adoption of HKAS 39	1.2	–	–	34,747,331,656	–	34,747,331,656
As restated		22,990,300	1,030,989	34,747,331,656	646,006,437	35,417,359,382
Changes in fair value of available-for-sale financial assets		–	–	12,366,274,925	–	12,366,274,925
Profit for the year		–	–	–	1,457,774,565	1,457,774,565
Dividends	9	–	–	–	(1,457,918,728)	(1,457,918,728)
At 31 December 2005 and 1 January 2006		22,990,300	1,030,989	47,113,606,581	645,862,274	47,783,490,144
Changes in fair value of available-for-sale financial assets		–	–	18,614,498,045	–	18,614,498,045
Profit for the year		–	–	–	2,028,016,330	2,028,016,330
Dividends	9	–	–	–	(2,020,672,514)	(2,020,672,514)
At 31 December 2006		22,990,300	1,030,989	65,728,104,626	653,206,090	66,405,332,005

See accompanying Notes to the Financial Information.

Cash Flow Statements

	Years ended 31 December		
	2006	2005	2004
	(Pesos)	*(Pesos)*	*(Pesos)*
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit for the year	2,028,016,330	1,457,774,565	64,462
Adjustments for:			
Interest income	(580,956)	(559,531)	(537,467)
Dividend income	(2,030,672,514)	(1,457,918,728)	–
Provision for unrecoverable prepaid tax	–	168,486	–
	(3,237,140)	(535,208)	(473,005)
(Decrease)/increase in accruals and other payables	(22,267,422)	22,324,206	358,933
Net cash (outflow)/inflow from operating activities	(25,504,562)	21,788,998	(114,072)
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received	584,224	572,621	537,367
Dividend received	2,030,672,514	1,457,918,728	–
Net cash inflow from investing activities	2,031,256,738	1,458,491,349	537,367
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(2,020,672,514)	(1,457,918,728)	–
NET(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(14,920,338)	22,361,619	423,295
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,163,356	11,801,737	11,378,442
CASH AND CASH EQUIVALENTS AT END OF YEAR	19,243,018	34,163,356	11,801,737

See accompanying Notes to the Financial Information.

Notes to Financial Information

1.1 BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with HKFRSs (which also include HKASs and Interpretations) issued by the HKICPA and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention, except for available-for-sale financial assets which have been measured at fair value. These financial statements are presented in Philippine Pesos.

1.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect PTIC and are adopted for the first time for its financial statements for the year ended 31 December 2005 or the year ended 31 December 2006.

Year ended 31 December 2005

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 18	Revenue
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities

Year ended 31 December 2006

HKAS 39 Amendment	The Fair Value Option

Except for the adoption of HKASs 32 and 39 for the year ended 31 December 2005, the adoption of the above new accounting standards has had no material impact on the accounting policies of PTIC and the methods of computation in PTIC's financial statements.

Adoption of HKASs 32 and 39 in the year ended 31 December 2005

Prior to the year ended 31 December 2005, PTIC classified its investments in listed equity securities, intended to be held for continuing strategic and long term purposes as investment securities, within long term investments, and stated these investments at cost less any impairment losses, on an individual investment basis. When a decline in the fair value of an investment security below its carrying amount has occurred, unless there is evidence that the decline is temporary, the carrying amount of the security is reduced to its fair value, as estimated by the directors. The amount of the impairment is charged to the profit and loss statement for the period in which it arises. When the circumstances and events which led to the impairment in value cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged is credited to the profit and loss statement to the extent of the amount previously charged.

Upon the adoption of HKASs 32 and 39, these securities are classified as available-for-sale financial assets. Available-for-sale financial assets are those non-derivative investments in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other categories of financial assets as defined in HKAS 39. After initial recognition, each available-for-sale financial asset is measured at fair value with gains or losses recognised in a separate component of equity until the investment is derecognised or until the investment is

determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

The carrying amount of PTIC's investment in listed equity securities increased by Pesos 34,747,331,656 which arose as a result of a remeasurement at fair value on 1 January 2005 upon adoption of the new accounting policy. This increase in carrying value had been recognised directly in a separate component of equity (available-for-sale financial assets reserves) of PTIC with no restatement to the comparative amount of the assets in accordance with the transitional provision of HKAS 39.

1.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

PTIC has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in the Financial Information.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the entity's objective, policies and processes for managing capital; quantitative data about what the entity regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the entity's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9 and HK(IFRIC)-Int 10 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006 and 1 November 2006, respectively.

PTIC is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment and HKFRS 7 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on PTIC's results of operations and financial position.

1.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Related parties

A party is considered to be related to PTIC if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, PTIC; (ii) has an interest in PTIC that gives it significant influence over PTIC; or (iii) has joint control over PTIC;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of PTIC or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Investments and other financial assets

Applicable to the year ended 31 December 2004

Long term investments

Long term investments in listed equity securities, intended to be held for a continuing strategic and long term purposes, are stated at cost less any impairment losses, on an individual investment basis, and classified as investment securities. When a decline in the fair value of an investment security below its carrying amount has occurred, unless there is evidence that the decline is temporary, the carrying amount of the security is reduced to its fair value, as estimated by the directors. The amount of the impairment is charged to the profit and loss statement for the period in which it arises. When the circumstances and events which led to the impairment in value cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged is credited to the profit and loss statement to the extent of the amount previously charged.

Applicable to the years ended 31 December 2005 and 31 December 2006

Financial assets in the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. PTIC considers whether a contract contains an embedded derivative when PTIC first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

PTIC determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that PTIC commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on these financial assets are recognised in the profit and loss statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the profit and loss statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

PTIC assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the profit and loss statement.

PTIC first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the profit and loss statement, is transferred from equity to the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- PTIC retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- PTIC has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where PTIC has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of PTIC's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that PTIC could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of PTIC's continuing involvement is the amount of the transferred asset that PTIC may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of PTIC's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including loans and borrowings, and other payables are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the profit and loss statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the profit and loss statement.

Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of PTIC's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to PTIC and when the revenue can be measured reliably, on the following bases:

(a) dividend income, when the shareholders' right to receive payment has been established; and

(b) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Dividends

Dividends are simultaneously proposed and declared, because the articles of incorporation of PTIC grant the directors the authority to declare dividends. Consequently, dividends are recognised immediately as a liability when they are proposed and declared.

Foreign currencies

These financial statements are presented in Philippine Pesos which is PTIC's functional and presentation currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the profit and loss statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

2. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying PTIC's accounting policies, management has made estimates and assumptions that affect amounts reported in the financial statements and related notes. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of relevant facts and circumstances. Actual results could differ from such estimates. The management believes the following represents a summary of these significant estimates and judgments and related impacts and associated risks to PTIC's financial statements.

Impairment of financial assets

The carrying value of financial assets is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the asset is written down to its recoverable amount. The computation for the impairment of available-for-sale financial assets requires an estimation of the present value of the expected future cash flows and the selection of an appropriate discount rate. An impairment issue arises when there is an objective evidence of impairment, which involves significant judgement.

Deferred tax assets

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilised. However, there is no assurance that sufficient taxable income will be generated to allow all or part of the deferred income tax assets to be utilised.

3. AUDITORS' REMUNERATION

Auditors' remuneration for the years ended 31 December 2006, 2005 and 2004 amounted to Pesos 200,000, Pesos 250,000 and Pesos 250,000, respectively.

4. TAX

As at 31 December 2006, 2005 and 2004, unused tax losses amounting to Pesos 4,245,353, Pesos 1,482,941 and Pesos 1,609,276, respectively, can be carried forward and claimed as deduction from regular taxable income as follows:

Year incurred	Expiration date	Balance (Pesos)
2004	31 December 2007	473,005
2005	31 December 2008	535,208
2006	31 December 2009	3,237,140

Deferred tax asset on unused tax losses was not recognised in the balance sheets as the directors consider that the availability of future taxable profits on which the unused tax losses will be utilised is unpredictable.

A reconciliation between the provision for income tax computed at applicable statutory tax rates (2006 and 2005: 35%; 2004: 32%) to actual provision for income tax is as follows:

	2006 (Pesos)	2005 (Pesos)	2004 (Pesos)
Provision for income tax at the statutory tax rate	709,805,716	473,776,734	20,628
Dividend income not subject to tax	(710,735,380)	(473,823,587)	–
Interest income not subject to tax	(203,335)	(181,847)	(171,990)
Tax losses not recognised	1,132,999	228,700	151,362
	–	–	–

5. AVAILABLE-FOR-SALE FINANCIAL ASSETS/LONG TERM INVESTMENTS

	2006 (Pesos)	2005 (Pesos)	2004 (Pesos)
At cost	659,266,024	659,266,024	659,266,024
Unrealised mark-to-market gains	65,728,104,626	47,113,606,581	–
	66,387,370,650	47,772,872,605	659,266,024

PTIC owns 26,034,263 shares of the outstanding common stock of Philippine Long Distance Telephone Company ("PLDT"), equivalent to 13.8%, 14.4% and 15.3% ownership interest as at 31 December 2006, 2005 and 2004, respectively.

The carrying value of PTIC's investment in PLDT's common stock was determined based on the quoted-per-share market values of Pesos 2,550 and Pesos 1,835 as at 31 December 2006 and 2005, respectively.

6. CASH AND CASH EQUIVALENTS

	2006 *(Pesos)*	2005 *(Pesos)*	2004 *(Pesos)*
Cash on hand and at banks	887,471	725,471	807,329
Short term deposits	18,355,547	33,437,885	10,994,408
	19,243,018	34,163,356	11,801,737

Cash at banks earns interest at the respective bank deposit rates. Short term deposits are made for varying periods of up to three months depending on the immediate cash requirements of PTIC, and earn interest at the respective short term deposit rates.

The carrying amounts of cash and cash equivalents approximate to their fair values.

7. ACCRUALS AND OTHER PAYABLES

	2006 *(Pesos)*	2005 *(Pesos)*	2004 *(Pesos)*
Professional fees	1,040,148	1,440,509	986,708
Withholding taxes payable	–	21,870,456	–
Others	254,632	251,237	251,288
	1,294,780	23,562,202	1,237,996

The carrying amounts of accruals and other payables approximate to their fair values.

8. SHARE CAPITAL

	2006 *(Pesos)*	2005 *(Pesos)*	2004 *(Pesos)*
Authorised:			
250,000 ordinary shares of Pesos 100 par value each	25,000,000	25,000,000	25,000,000
Issued and fully paid:			
97,516 ordinary shares of Pesos 100 par value each	9,751,600	9,751,600	9,751,600
Subscribed – 144,033 shares of Pesos 100 par value each (net of subscriptions receivable of Pesos 1,164,600)	13,238,700	13,238,700	13,238,700
	22,990,300	22,990,300	22,990,300

9. RETAINED EARNINGS

Dividend declarations by PTIC to the shareholders in 2006 and 2005 are as follows:

Declaration date	Shares on record as of	Date payable	Dividend per share *(Pesos)*	Amount *(Peso million)*
28 March 2006	7 April 2006	20 April 2006	3,018	729.0
29 August 2006	21 August 2006	21 September 2006	5,348	1,291.7
Total				2,020.7

Declaration date	Shares on record as of	Date payable	Dividend per share *(Pesos)*	Amount *(Peso million)*
5 May 2005	31 March 2005	12 May 2005	1,509	364.5
6 June 2005	3 June 2005	14 July 2005	2,263	546.7
6 December 2005	28 November 2005	28 December 2005	2,263	546.7
Total				1,457.9

No dividend was declared by PTIC in 2004.

Under the Philippine Corporation Code (the "Code"), stock corporations are prohibited from retaining surplus profits in excess of 100% of their paid-up capital, except when justified by any of the reasons mentioned in the Code. The retained earnings are unrestricted for distribution.

10. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

PTIC's principal financial instruments comprise cash and cash equivalents, receivables and available-for-sale financial assets. The main purpose of these financial instruments is to raise financing for PTIC's operations.

The main risks arising from PTIC's financial instruments are credit risk and liquidity risk.

Credit Risk

The credit risk of the financial assets of PTIC, which comprise cash and cash equivalents, arises from default of the counter party. PTIC's policy is to maintain bank accounts primarily with renowned financial institutions.

Liquidity Risk

PTIC seeks to manage its liquid funds through cash planning on a monthly basis. PTIC uses historical figures and experiences, and forecasts based on its collection of funds and disbursements.

Equity Price Risk

Equity price risk is the risk that the fair value of an investment in an equity security may decline. PTIC is exposed to changes in the price of the shares of PLDT and this risk is not hedged.

B. ULTIMATE HOLDING COMPANY

As at 31 December 2006, the directors consider that PTIC's ultimate holding company is First Pacific Company Limited, a company incorporated in Bermuda and listed on The Stock Exchange of Hong Kong Limited.

C. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of PTIC have been made up in respect of any period subsequent to 31 December 2006.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

ERNST & YOUNG
安永會計師事務所

12 February 2007

The Board of Directors
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong SAR

Dear Sirs,

ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES TO THE DIRECTORS OF FIRST PACIFIC COMPANY LIMITED

We report on the unaudited pro forma statement of assets and liabilities (the "Unaudited Pro Forma Financial Information") of First Pacific Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the directors for illustrative purposes only, to provide information about how the proposed purchase of an additional equity interest of approximately 46% in Philippine Telecommunications Investment Corporation ("PTIC") (the "Acquisition") might have affected the assets and liabilities of the Group, for inclusion as Appendix III to the circular of the Company dated 12 February 2007 (the "Circular"). The basis of presentation of the Unaudited Pro Forma Financial Information is set out on pages 147 to 149 to the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 *Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars* issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2005 or any future dates.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

The following is a summary of the unaudited pro forma statement of assets and liabilities of the enlarged Group, which has been prepared on the basis of the notes set out below and assuming that the Acquisition had been completed as at 31 December 2005 for the purpose of illustrating how the transactions might have affected the financial position of the Group at that date.

The unaudited pro forma statement of assets and liabilities of the enlarged Group is prepared based on the audited consolidated balance sheet of the Group as at 31 December 2005 as extracted from the annual report of the Company for the year then ended and the audited balance sheet of PTIC as at 31 December 2005 as extracted from the Accountants' Report set out in Appendix II of this Circular and adjusted for the Acquisition.

The unaudited pro forma statement of assets and liabilities is prepared to provide financial information on the enlarged Group as a result of the Acquisition. As it is prepared for illustrative purpose only, it may not purport to represent what the assets and liabilities of the enlarged Group shall be on the actual Acquisition.

	The Group (US$ millions)	PTIC (US$ millions)	Total (US$ millions)	Pro forma adjustments (US$ millions)	The enlarged Group (US$ millions)
Non-current assets					
Property and equipment	622.9	–	622.9	–	622.9
Plantations	169.0	–	169.0	–	169.0
Associated companies	381.7	–	381.7	510.6 [(2)]	892.3
Accounts receivable, other receivables and prepayments	11.7	–	11.7	–	11.7
Goodwill	32.7	–	32.7	–	32.7
Prepaid land premiums	34.5	–	34.5	–	34.5
Available-for-sale assets	2.7	899.9	902.6	(899.9)[(2)]	2.7
Deferred tax assets	15.4	–	15.4	–	15.4
Other non-current assets	130.8	–	130.8	–	130.8
	1,401.4	899.9	2,301.3	(389.3)	1,912.0
Current assets					
Cash and cash equivalents	296.0	0.6	296.6	(91.2)[(1)(3)]	205.4
Restricted cash	4.7	–	4.7	–	4.7
Available-for-sale assets	52.4	–	52.4	–	52.4
Accounts receivable, other receivables and prepayments	286.7	–	286.7	–	286.7
Inventories	303.0	–	303.0	–	303.0
Non-current assets held for sale	2.9	–	2.9	–	2.9
	945.7	0.6	946.3	(91.2)	855.1
Current liabilities					
Accounts payable, other payables and accruals	278.6	0.4	279.0	(0.4)[(3)]	278.6
Short term borrowings	345.0	–	345.0	150.0[(1)]	495.0
Provision for taxation	11.2	–	11.2	–	11.2
Current portion of deferred liabilities and provisions	15.3	–	15.3	–	15.3
	650.1	0.4	650.5	149.6	800.1
Net current assets	295.6	0.2	295.8	(240.8)	55.0
Total assets less current liabilities	1,697.0	900.1	2,597.1	(630.1)	1,967.0
Non-current liabilities					
Long term borrowings	744.2	–	744.2	270.0[(1)]	1,014.2
Deferred liabilities and provisions	92.7	–	92.7	–	92.7
Deferred tax liabilities	114.1	–	114.1	–	114.1
Derivative liability	39.3	–	39.3	–	39.3
	990.3	–	990.3	270.0	1,260.3
Minority interest	323.9	–	323.9	(0.1)[(3)]	323.8
Net assets	382.8	900.1	1,282.9	(900.0)	382.9

NOTES TO UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

(1) Adjustments to reflect a long term debt financing of approximately US$270 million and a short term debt financing of approximately US$150 million to partially finance the consideration for the Acquisition of US$510.6 million, and the funding by the internal resources of the Group for the remaining consideration of US$90.6 million.

(2) Adjustments to reverse the available-for-sale financial assets (investment in shares of Philippine Long Distance Telephone Company ("PLDT")) recorded by PTIC and to reflect the corresponding increase in the effective interest of the enlarged Group in PLDT, an associated company of the Group.

(3) Adjustments to eliminate all other assets and liabilities of PTIC which had already been consolidated into the unadjusted financial information of the Group as at 31 December 2005 and to reflect the increase in the interest of the enlarged Group in PTIC from approximately 54% to 100%.

(4) The statement of assets and liabilities of PTIC has been translated for presentation in US$ at an exchange rate of Pesos 53.085 = US$1.00.

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary Shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963(c)(i)	44.26	–
Manuel V. Pangilinan	6,026,759(p)	0.19	31,800,000
Edward A. Tortorici	27,252,131(p)	0.85	17,680,000
Robert C. Nicholson	–	–	24,500,000
Ambassador Albert F. del Rosario	–	–	2,840,000
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	1,000,000
Edward K. Y. Chen, *GBS, CBE, JP*	–	–	2,840,000

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares in the Company. Of this 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company in which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this 10 per cent is held by Anthoni Salim directly and 46.8 per cent by Salerni International Limited.

The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by Ibrahim Risjad, all of whom are non-executive Directors of the Company.

(b) Long positions in shares in associated corporations

- Manuel V. Pangilinan owned 1,048,404 common shares[(P)] in MPIC, 201,933 common shares[(P)] in PLDT and 360 preferred shares[(P)] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares[(P)] in Pilipino Telephone Corporation.

- Edward A Tortorici owned 17,399 common shares[(c)] and 165,000 common shares[(P)] in MPIC, as well as 52,197 warrants[(c)] and 495,000 warrants[(P)] in MPIC and 104,874 common shares[(P)] in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares[(c)] in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares[(c)] in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares[(c)] in Indofood.

- Anthoni Salim owned 632,370 ordinary shares[(c)] in Indofood.

- Albert F. del Rosario owned 100,025 common shares[(P)] in PLDT, 1,560 preferred shares[(P)] in PLDT, 32,231,970 preferred shares[(P)] in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares[(P)] in PMH as beneficial owner, 100 common shares[(P)] in Negros Navigation Co., Inc., 4,922 common shares[(P)] in Costa de Madera Corporation, 19,999 common shares[(P)] in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share[(P)] in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares[(P)] in Metro Pacific Land Holdings Inc., and 80,000 common shares[(P)] in Metro Strategic Infrastructure Holdings, Inc.

[(P)] = Personal interest, [(c)] = Corporate interest

As at the Latest Practicable Date, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested, in the long and short positions in the shares, underlying shares or equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) Interests of Substantial Shareholders

As at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, have an interest or short position in the shares of the Company and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, is interested in 1,418,525,963 ordinary shares of the Company (long position) as at the Latest Practicable Date, representing approximately 44.26 per cent of the Company's issued share capital, by way of its 46.8 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (B.V.I.) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares as at the Latest Practicable Date, representing approximately 24.66 per cent of the Company's issued share capital. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in footnote (i) of the table on page 151 of this Circular. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares as at the Latest Practicable Date, representing approximately 19.60 per cent of the Company's issued share capital. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 316,459,252 ordinary shares of the Company in February 2007, representing approximately 9.87 per cent of the Company's current issued share capital. At the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.39 per cent of the Company's current issued share capital. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

3. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within two years preceding the date of this Circular which are or may be material:–

(a) the Share Purchase Agreement dated 9 November 2005 and entered into between Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, Del Monte Holdings Limited (as the Seller) and the Company, in respect of the acquisition of the 428,570,000 Del Monte Shares by the Company or a wholly-owned subsidiary (the proposed acquisition did not proceed to completion as the pre-emption condition was not satisfied);

(b) the Co-operation Agreement dated 31 January 2006 by and among PLDT, the Company, MPC, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., MPAH, NTT Communications Corporation and NTT Docomo, Inc.;

(c) the Sale and Purchase Agreement dated 23 August 2006 between Indofood, ISG Asia Limited, Yeunh Oi Siong and Kumpulan Cityaxis Sdn. Bhd. pursuant to which IndoAgri and ISG Asia Limited agreed to purchase from Indofood Singapore Holdings Pte. Ltd. ("**ISHPL**") and Indofood agreed to procure the sale by ISHPL of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.;

(d) the Deed of Ratification and Accession dated 11 September 2006 by ISHPL in favour of Indofood, ISG Asia Limited and Yeunh Oi Siong and Kumpulan CityAxis Sdn. Bhd relating to the Sale and Purchase Agreement dated 23 August 2006 referred to above; and

(e) the placement agreement dated 7 February 2007 by IndoAgri with CIMB-GK Securities Pte. Ltd., Credit Suisse (Singapore) Limited and Kim Eng Securities Pte. Ltd. in relation to the placement by IndoAgri of up to 338,000,000 new consolidated shares of IndoAgri.

4. SERVICE CONTRACT

Mr. Tortorici has a service contract with the Company expiring on 31 December 2007. The amount of fixed remuneration payable under the contract, excluding arrangements for pension payments, is currently US$1,035,000 per annum, payable in arrears over 12 months at the rate of US$86,250 per month.

The amounts of any variable remuneration payable under the contract include annual discretionary bonus equal to 0% to 50% of the base annual fee, participation in the share option scheme of the Company adopted on 24 May 2004, as well as any other perquisites and benefits customarily provided to senior executive officers of the Company. Upon the expiration of Mr. Tortorici's employment, he will be granted an augmented retirement benefit calculated based on two months' pay for every completed year of full time service to the Company, starting from August 1987.

Other than as described above, no Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

There are no contracts or arrangements subsisting as at the Latest Practicable Date in which a Director is materially interested or which is significant in relation to the business of the Group.

As at the Latest Practicable Date, no Director has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

7. PROCEDURE FOR DEMANDING A POLL

In accordance with bye-law 79 of the Company's Bye-Laws, a poll may be demanded by:

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As noted above, the resolution to be proposed will, in any event, be taken on a poll as required under the Listing Rules.

8. QUALIFICATIONS AND CONSENTS OF EXPERTS

(a) The following are the qualifications of the experts who have given opinions or advice contained in this Circular:

Name	Qualification
Somerley Limited	A corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
Ernst & Young	Certified public accountants

(b) As at the Latest Practicable Date, Somerley and Ernst & Young have no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member in the Group.

(c) Each of Somerley and Ernst & Young has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter and references to its name in the form and context in which they appear respectively.

9. MISCELLANEOUS

(a) The Company Secretary of the Company is Ms. Nancy Li, MSc (Corporate Governance and Directorship), BA, FCS (PE), FCIS.

(b) The qualified accountant of the Company is Richard L. Beacher, BA(Hon) in Economics and Accounting, FCCA, CPA.

(c) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and the head office is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR.

(d) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(e) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong SAR.

(f) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office in Hong Kong of the Company on any week day (except public holidays) up to and including Wednesday, 28 February 2007:–

(a) the letter from the Board, the text of which is set out on pages 4 to 10 of this Circular;

(b) the letter from the Independent Board Committee, the text of which is set out on page 11 of this Circular;

(c) the letter from Somerley, the Independent Financial Adviser, the text of which is set out on pages 12 to 25 of this Circular;

(d) the written consents referred to in the paragraph headed "Qualifications and Consents of Experts" in this Appendix;

(e) the report on PTIC, the text of which is set out in Appendix II, together with the statement of adjustments showing adjustments made to the audited financial statements of PTIC;

(f) the report on the pro forma financial information of the enlarged Group after the Acquisition, the text of which is set out in Appendix III;

(g) the memorandum of association and bye-laws of the Company;

(h) the annual reports of the Company for the years ended 31 December, 2005 and 31 December, 2004;

(i) the interim report of the Company for the six months ended 30 June, 2006;

(j) the material contracts referred to in paragraph 3 above;

(k) this Circular;

(l) the service contract of Mr. Tortorici;

(m) any contracts referred to in this Circular; and

(n) the following documents issued by the Company pursuant to the requirements set out under Chapter 14 and/or 14A of the Listing Rules since 31 December 2005 being the date of which the latest published audited consolidated financial statements of the Group were made up:

    (i) a discloseable transaction circular dated 8 February 2006 containing, inter alia, certain information regarding an acquisition by the Company of an aggregate of 2,714,537 shares of PLDT;

    (ii) an offer document dated 12 May 2006 containing, inter alia, certain information regarding a mandatory conditional cash offer by CIMB-GK Securities (HK) Limited on behalf of Salerni International Limited to acquire all the issued shares in the capital of, and to cancel all outstanding options of, the Company (other than those shares already beneficially owned by Salerni International Limited and parties acting in concert with it);

    (iii) a continuing connected transactions circular dated 22 May 2006 containing, inter alia, certain information regarding each of the continuing connected transactions relating to the noodles business of Indofood and its subsidiaries and the notice of a special general meeting held on 14 June 2006;

    (iv) a circular dated 22 December 2006 containing, inter alia, certain information regarding a material dilution of interest in a major subsidiary resulting from the proposed separate listing of a subsidiary of Indofood on the mainboard of the Singapore Stock Exchange by means of reverse takeover of, and placement of shares in, IndoAgri (formerly known as

"CityAxis Holdings Limited" and "ISG Asia Limited") and the notice of a special general meeting held on 8 January 2007; and

(v) a discloseable transaction circular dated 27 December 2006 containing, inter alia, certain information regarding the acquisition of an interest by MPIC in Maynilad.

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited ("the **Company**") will be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Wednesday, 28 February 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following resolution as an ordinary resolution:–

"**THAT**:–

(a) the acquisition of 111,415 issued common shares ("**Sale Shares**") of Philippine Telecommunications Investment Corporation ("**PTIC**"), representing approximately 46% of the issued common shares in PTIC by the Company and/or any subsidiary(ies) of the Company and the entry into by the Company and/or any subsidiary(ies) of the Company of any and all documents considered by the directors of the Company to be necessary or desirable to be entered into in connection with the purchase of the Sale Shares (including but not limited to a sale and purchase agreement ("**Sale and Purchase Agreement**") proposed to be entered into between Metro Pacific Assets Holdings, Inc. ("**MPAH**"), a subsidiary of the Company, and the Philippine Government (and/or its agencies, instrumentalities and/or bodies corporate) for the sale of the Sale Shares by the Philippine Government (and/or its agencies, instrumentalities and/or bodies corporate) to MPAH and an escrow agreement ("**Escrow Agreement**") proposed to be entered into between the Philippine Government (and/or its agencies, instrumentalities and/or bodies corporate), MPAH, and the Company, amongst others, for the holding of one half of the purchase price for the Sale Shares in escrow pending completion of the Sale and Purchase Agreement, be and are each hereby approved; and

(b) any executive director of the Company be and is hereby authorise to arrange for the execution of such documents (including but not limited to the Sale and Purchase Agreement and the Escrow Agreement) in such manner as he may consider necessary or desirable and to do, or authorise the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the purchase of the Sale Shares and/or the documents referred to above and/or any matter related thereto and to make or agree, or authorise the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and grant, or authorise the Company and/

or any subsidiary(ies) to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company."

By order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Dated: 12 February 2007

Notes:

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2. A form of voting proxy for the special general meeting is enclosed. In order to be valid, the form of voting proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at the Company's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

文件及／或任何有關事宜作出之修訂或改動，以及授出或授權本公司及／或任何附屬公司授出豁免任何先決條件或該等文件之其他條文。」

承董事會命
第一太平有限公司
公司秘書
李麗雯

日期：二零零七年二月十二日

附註：

1. 凡有權出席以上通告所召開之股東特別大會及於會上投票之股東，均可委任一名或以上受委代表出席大會及代其投票。受委代表毋須為本公司股東。

2. 隨函附奉股東特別大會之代表委任表格。代表委任表格連同授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或其他授權文件副本，須於股東特別大會或其任何續會（按情況而定）指定舉行時間四十八小時前交回本公司之總辦事處（致：公司秘書處），地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，方為有效。即使填妥及交還代表委任表格後，股東仍可親身出席大會或其任何續會，並於會上投票。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：*http://www.firstpacco.com*

(股份代號：00142)

茲通告第一太平有限公司(「**本公司**」)謹訂於二零零七年二月二十八日(星期三)上午十時正假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，藉以考慮並酌情通過(無論有否加以修改)下列決議案為普通決議案：

「**動議**：－

(a) 分別批准本公司及／或本公司任何附屬公司收購Philippine Telecommunications Investment Corporation(「**PTIC**」)之111,415股已發行普通股(「**銷售股份**」，即PTIC已發行普通股股份約46%)，以及本公司及／或本公司任何附屬公司在本公司董事就購買銷售股份而言認為屬必需或合宜之情況下訂立任何及所有文件(包括但不限於本公司附屬公司Metro Pacific Assets Holdings, Inc.(「**MPAH**」)與菲律賓政府(及／或其代理、機構及／或法人團體)就菲律賓政府(及／或其代理、機構及／或法人團體)向MPAH銷售銷售股份而建議訂立之買賣協議(「**買賣協議**」)及菲律賓政府(及／或其代理、機構及／或法人團體)、MPAH與本公司就(其中包括)將銷售股份約一半購買價存放於託管賬戶以待落成買賣協議而擬訂立之託管協議(「**託管協議**」)；及

(b) 授權本公司任何執行董事安排簽立其可能認為必須或合宜之文件(包括但不限於買賣協議及託管協議)，以及在其可能認為就落實購買銷售股份及／或上述文件及／或任何有關事宜而言或與之有關而屬必需或合宜或權宜之情況下，採取或授權本公司及／或任何附屬公司採取一切行動及事項，以及在本公司任何執行董事全權認為合宜及合乎本公司利益之情況下，作出或同意或授權本公司及／或任何附屬公司作出或同意對購買銷售股份及／或上述

券交易所主板獨立上市而導致於主要附屬公司權益之重大攤薄之若干資料，以及於二零零七年一月八日召開之股東特別大會通告；及

(v) 日期為二零零六年十二月二十七日之須予披露交易通函，載有（其中包括）有關MPIC收購Maynilad權益之若干資料。

(f) 有關收購事項後經擴大集團備考財務資料之報告，全文載於附錄三；

(g) 本公司之公司組織章程大綱及公司細則；

(h) 本公司截至二零零五年十二月三十一日及二零零四年十二月三十一日止年度之年報；

(i) 本公司截至二零零六年六月三十日止六個月之中期報告；

(j) 上文第3段所述之重大合約；

(k) 本通函；

(l) 唐勵治先生之服務合約；

(m) 本通函所述之任何合約；及

(n) 本公司自二零零五年十二月三十一日（即本集團最近期公佈經審核綜合財務報表之編製日期）起根據上市規則第14及／或14A章所載規定發出之下列文件：

    (i) 日期為二零零六年二月八日之須予披露交易通函，載有（其中包括）有關本公司收購合共2,714,537股PLDT股份之若干資料；

    (ii) 日期為二零零六年五月十二日之收購建議文件，載有（其中包括）有關聯昌國際證券（香港）有限公司代表Salerni International Limited就收購本公司之全部已發行股份及註銷本公司所有尚未行使之購股權（不包括已由Salerni International Limited及其一致行動人士實益擁有之股份）提出之強制性有條件現金收購建議之若干資料；

    (iii) 日期為二零零六年五月二十二日之持續關連交易通函，載有（其中包括）有關Indofood及其附屬公司麵食業務之各項持續關連交易之若干資料，以及於二零零六年六月十四日召開之股東特別大會通告；

    (iv) 日期為二零零六年十二月二十二日之通函，載有（其中包括）有關建議透過反向收購IndoAgri（前稱「CityAxis Holdings Limited」及「ISG Asia Limited」）及配售其股份將Indofood 一間附屬公司於新加坡證

9. 其他資料

(a) 本公司之公司秘書為李麗雯女士(理學碩士(公司管治及董事學)、文學學士、FCS (PE)、FCIS)。

(b) 本公司之合資格會計師為利翊緯(經濟及會計文學(榮譽)學士、FCCA、執業會計師)。

(c) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda,而本公司之總辦事處則位於香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓。

(d) 主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited,位於Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda。

(e) 股份登記及過戶處(香港分署)為香港中央證券登記有限公司,位於香港特別行政區灣仔皇后大道東一八三號合和中心四十六樓。

(f) 若本通函之中文版內容與英文版出現歧義,概以英文版為準。

10. 備查文件

下列文件之副本於二零零七年二月二十八日(星期三)前(包括該日在內)之任何平日(公眾假期除外)正常辦公時間內在本公司於香港之總辦事處可供查閱:

(a) 董事會函件,全文載於本通函第4至10頁;

(b) 獨立董事委員會函件,全文載於本通函第11頁;

(c) 獨立財務顧問新百利發出之函件,全文載於本通函第12至25頁;

(d) 本通函「專家資格及同意書」一段所述之書面同意;

(e) 有關PTIC報告,全文載於附錄二,連同顯示於對PTIC經審核財務報表所作出調整之調整報表;

7. 股東要求按股數投票表決之程序

根據本公司之公司細則第79條，以下人士可要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票之最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於佔有可在大會投票股東總投票權十分一的一名或以上親身出席之股東或受委代表；或

(iv) 持有賦予權利可在大會投票之股份之一名或以上親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一。

如上文所述，將提呈之決議案將於任何情況下根據上市規則按股數投票表決。

8. 專家資格及同意書

(a) 以下為於本通函提供意見或建議之專家之資格：

名稱	資格
新百利有限公司	可從事證券及期貨條例項下第1類（買賣證券）、第4類（就證券提供意見）、第6類（就企業融資提供意見）及第9類（資產管理）受規管活動之持牌法團
安永會計師事務所	執業會計師

(b) 於最後實際可行日期，新百利及安永會計師事務所概無本集團任何成員公司之股權或可認購或提名他人認購本集團任何成員公司之證券的權利（不論是否可合法執行）。

(c) 新百利及安永會計師事務所已分別就本通函之刊發發出同意書，同意於本通函按其現有格式及內容載入其聲明及引述其名稱，且迄今並無撤回同意書。

(e) IndoAgri與CIMB-GK Securities Pte. Ltd.、Credit Suisse (Singapore) Limited及Kim Eng Securities Pte. Ltd.就IndoAgri配售IndoAgri最多達338,000,000股新合併股份而於二零零七年二月七日訂立之配股協議。

4. 服務合約

唐勵治先生與本公司訂立之服務合約將於二零零七年十二月三十一日屆滿。根據合約應付之固定酬金金額（不包括退休金安排），目前為每年1,035,000美元。酬金須分12個月支付，以每月月底支付86,250美元方式進行。

根據合約應付的任何浮動酬金金額，包括相等於基本年度袍金0%至50%的年度酌情花紅、參與本公司於二零零四年五月二十四日採納的購股權計劃、以及任何其他提供予本公司高級行政人員的額外補貼及福利。於唐勵治先生的受聘期屆滿後，彼將獲發額外退任福利，而有關福利乃按自一九八七年八月起，於本公司全職服務的每個完整年度可獲發兩個月月薪計算。

除以上所述者外，概無其他董事與本公司訂立本公司若不作賠償（法定補償除外）則不可於一年內終止之未屆滿服務合約。

5. 訴訟

於最後實際可行日期，本公司及其任何附屬公司概無牽涉任何重大之訴訟或仲裁，以及就董事所知，本集團之成員公司亦沒有而對任何尚未完結或對其構成威脅的重大候審訴訟或索償要求。

6. 競爭權益

於最後實際可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

於最後實際可行日期，各董事概無於與本集團業務有重大關係之合約或安排中擁有任何重大權益。

於最後實際可行日期，各董事概無於本集團任何成員公司自本公司最近期刊發經審核賬目日期以來所收購、出售或租賃之任何資產中擁有任何直接或間接權益。

(d) Brandes Investment Partners, LP (Brandes),一間美國公司,於二零零七年二月,Brandes 通知本公司其持有本公司316,459,252股普通股,約佔本公司目前已發行股本之9.87%。於最後實際可行日期,本公司並無接獲有關Brandes於本公司股權變動之其他通知。

(e) Marathon Asset Management Limited (Marathon),該公司於英國註冊成立。於二零零五年十一月,Marathon通知本公司其持有本公司204,709,173股普通股,約佔本公司目前已發行股本之6.39%。於最後實際可行日期,本公司並無接獲有關Marathon於本公司股權變動之其他通知。

3. 重大合約

於最後實際可行日期,由本集團成員公司於本通函日期前兩年期間訂立之重大合約或可能屬重大合約(非日常業務運作中訂立之合約)列示如下:

(a) Cirio Finanziaria S.p.A. in Amministrazione Straordinaria、Del Monte Holdings Limited(作為賣方)與本公司就本公司或全資附屬公司收購428,570,000股Del Monte股份而於二零零五年十一月九日訂立之購股協議(由於先決條件未能達成,所以建議收購並未能完成);

(b) PLDT、本公司、MPC、Metro Asia Link Holdings, Inc.、Metro Pacific Resources, Inc.、Larouge B.V.、MPAH、NTT Communications Corporation與NTT Docomo, Inc.於二零零六年一月三十一日訂立之合作協議。

(c) Indofood、ISG Asia Limited、Yeunh Oi Siong與 Kumpulan CityAxis Sdn. Bhd.於二零零六年八月二十三日訂立之買賣協議。據此,IndoAgri與ISG Asia Limited同意向Indofood Singapore Holdings Pte. Ltd.(「**ISHPL**」)購入而Indofood同意促使 ISHPL出售 Indofood Oil & Fats Pte. Ltd. 之全部已發行股本;

(d) ISHPL與Indofood、ISG Asia Limited及Yeunh Oi Siong以及Kumpulan CityAxis Sdn. Bhd於二零零六年九月十一日就上文所述日期為二零零六年八月二十三日之買賣協議而訂立追認及加入契約;及

除上文披露者外，於最後實際可行日期，概無本公司董事及行政總監於本公司或任何相聯法團（定義見證券及期貨條例）之股份、相關股份或股票衍生工具及債券中，擁有或被視作擁有：(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 主要股東權益

就本公司董事或行政總監所知，於最後實際可行日期，下列人士（本公司董事或行政總監除外）為須根據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司股份及本公司相關股份的權益或淡倉，或直接或間接擁有於任何情況下在本集團任何其他成員公司股東大會投票之任何類別股本面值10%或以上權益：

(a) Salerni International Limited（Salerni），該公司在英屬處女群島註冊成立。於最後實際可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.8%權益及於First Pacific Investments (B.V.I.) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,418,525,963股普通股（好倉），約佔本公司已發行股本44.26%。

(b) FPIL-Liberia，該公司在利比里亞共和國註冊成立。於最後實際可行日期，FPIL-Liberia 實益擁有本公司790,229,364 股普通股，約佔本公司已發行股本24.66%。FPIL-Liberia 由本公司主席（林逢生）以及三位非執行董事（林文鏡、林宏修及Ibrahim Risjad）擁有，各人所佔之權益比例已列示於第151頁列表附註(i)。林逢生先生被視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，該公司在英屬處女群島註冊成立。於最後實際可行日期，FPIL-BVI 實益擁有628,296,599股普通股，約佔本公司已發行股本19.60%。本公司的主席林逢生擁有FPIL-BVI全部已發行股本之實益權益。因此，彼被視為擁有FPIL-BVI 所持股份的權益。

(i) 林逢生擁有First Pacific Investments (B.V.I.) Limited 100%權益，而該公司則擁有本公司628,296,599股普通股之權益。於該等公司股份中，33.334%由林逢生直接持有，而66.666%則由Salerni International Limited持有（林逢生直接持有其全部已發行股本之公司）。林逢生亦擁有First Pacific Investments Limited 56.8%權益，而該公司則持有本公司790,229,364股普通股之權益。於該等公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。

First Pacific Investments Limited餘下之43.2%權益分別由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad分別持有30%、10%及3.2%。

(b) 於相聯法團股份之好倉

- 彭澤仁擁有1,048,404股MPIC之普通股(p)、以實益擁有人身份擁有201,933股PLDT之普通股(p)及360股PLDT優先股(p)，並以代理人身份代表另一位人士持有15,417股PLDT普通股，以及3,500,000股Pilipino Telephone Corporation 之普通股(p)。

- 唐勵治擁有17,399股MPIC之普通股(c)及165,000股MPIC之普通股(p)、以及52,197份MPIC之認股權證(c)及495,000份MPIC之認股權證(p)以及104,874股PLDT之普通股(p)。

- 林文鏡擁有15,520,335股Indofood之普通股(c)。

- 林宏修擁有15,520,335股Indofood之普通股(c)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(c)。

- 林逢生擁有632,370股Indofood之普通股(c)。

- Albert F. del Rosario擁有100,025股PLDT 之普通股(p)、1,560股PLDT 之優先股(p)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc.（PMH）之優先股(p)、以實益擁有人身份擁有4股PMH之普通股(p)、100股Negros Navigation Co., Inc.之普通股(p)、4,922股Costa de Madera Corporation 之普通股(p)、以實益擁有人身份擁有19,999股FPD Savills Consultancy Philippines, Inc.之普通股(p)、以若干信託受益人身份擁有1股FPD Savills Consultancy Philippines, Inc.之普通股(p)、15,000股Metro Pacific Land Holdings Inc. 之普通股(p)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(p)。

(p)=個人權益，(c)=法團權益

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

2. 權益披露

(i) 董事擁有本公司及其相聯法團之權益

於最後實際可行日期，本公司董事及行政總監於本公司之股份及於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據標準守則知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份好倉

姓名	普通股	約佔已發行股本之百分比(%)	普通股購股權
林逢生	1,418,525,963[c][i]	44.26	–
彭澤仁	6,026,759[p]	0.19	31,800,000
唐勵治	27,252,131[p]	0.85	17,680,000
黎高臣	–	–	24,500,000
Albert F. del Rosario 大使	–	–	2,840,000
謝宗宣	–	–	2,840,000
Graham L. Pickles	–	–	1,000,000
陳坤耀 *(金紫荊星章、CBE、太平紳士)*	–	–	2,840,000

經擴大集團未經審核備考資產負債表附註

(1) 調整為反映分別以長期債務約270,000,000美元及將獲得之短期債務約150,000,000美元就收購事項之代價510,600,000美元提供部份資金，其餘代價90,600,000美元將以本公司之內部資源撥付。

(2) 調整為撥回PTIC錄得之可供出售財務資產（於Philippine Long Distance Telephone Company（「PLDT」）之投資）及反映經擴大集團於PLDT（本集團一間聯營公司）之實際權益之相應升幅。

(3) 調整以抵銷已於本集團二零零五年十二月三十一日之未經調整財務資料內綜合入賬之PTIC所有其他資產及負債，以及反映經擴大集團於於PTIC之權益由約54%增加至100%。

(4) PTIC之資產負債表已按匯率53.085披索兑1.00美元換算為美元呈列。

	本集團 (百萬美元)	PTIC (百萬美元)	總計 (百萬美元)	備考調整 (百萬美元)	經擴大集團 (百萬美元)
非流動資產					
物業及設備	622.9	–	622.9	–	622.9
種植園	169.0	–	169.0	–	169.0
聯營公司	381.7	–	381.7	510.6 [2]	892.3
應收賬款、其他應收款項及預付款項	11.7	–	11.7	–	11.7
商譽	32.7	–	32.7	–	32.7
預付土地費用	34.5	–	34.5	–	34.5
可供出售資產	2.7	899.9	902.6	(899.9) [2]	2.7
遞延税項資產	15.4	–	15.4	–	15.4
其他非流動資產	130.8	–	130.8	–	130.8
	1,401.4	899.9	2,301.3	(389.3)	1,912.0
流動資產					
現金及現金等值項目	296.0	0.6	296.6	(91.2) [1][3]	205.4
受限制現金	4.7	–	4.7	–	4.7
可供出售資產	52.4	–	52.4	–	52.4
應收賬款、其他應收款項及預付款項	286.7	–	286.7	–	286.7
存貨	303.0	–	303.0	–	303.0
待售非流動資產	2.9	–	2.9	–	2.9
	945.7	0.6	946.3	(91.2)	855.1
流動負債					
應付賬款、其他應付款項及應計款項	278.6	0.4	279.0	(0.4) [3]	278.6
短期債務	345.0	–	345.0	150.0 [1]	495.0
税項準備	11.2	–	11.2	–	11.2
遞延負債及撥備之即期部份	15.3	–	15.3	–	15.3
	650.1	0.4	650.5	149.6	800.1
流動資產淨額	295.6	0.2	295.8	(240.8)	55.0
資產總值減流動負債	1,697.0	900.1	2,597.1	(630.1)	1,967.0
非流動負債					
長期債務	744.2	–	744.2	270.0 [1]	1,014.2
遞延負債及撥備	92.7	–	92.7	–	92.7
遞延税項負債	114.1	–	114.1	–	114.1
衍生工具負債	39.3	–	39.3	–	39.3
	990.3	–	990.3	270.0	1,260.3
少數股東權益	323.9	–	323.9	(0.1) [3]	323.8
資產淨額	382.8	900.1	1,282.9	(900.0)	382.9

以下為經擴大集團根據下列附註基準及假設收購事項已於二零零五年十二月三十一日完成而編製之未經審核備考資產負債表概要，以供說明該等交易於有關日期對本集團財務狀況所構成之影響。

經擴大集團之未經審核備考資產負債表乃根據本集團於二零零五年十二月三十一日之經審核綜合資產負債表（摘錄自本公司截至二零零五年十二月三十一日止年度之年報）及PTIC於二零零五年十二月三十一日止之經審核資產負債表（摘錄自本通函附錄二所載之會計師報告）而編製，並已就收購事項作出調整。

未經審核備考資產負債表乃為提供因收購事項產生之經擴大集團之財務資料而編製，僅供說明用途，故不可視為代表經擴大集團於實際收購事項時之資產及負債狀況。

意見基準

吾等根據香港會計師公會頒佈之香港投資通函申報聘約準則第300號「投資通函備考財務資料之會計師報告」進行工作。吾等之工作主要包括比較未經調整財務資料與原始文件、考慮支持作出該等調整之證據以及與　貴公司董事討論未經審核備考財務資料。吾等之工作並不涉及對任何有關財務資料進行獨立查核。

吾等計劃並進行工作時，旨在取得吾等認為必需之資料及解釋，藉以為吾等提供充份憑證，可合理確保未經審核備考財務資料乃由　貴公司董事根據所述基準妥善編製、該等基準與　貴集團所採用之會計政策一致，而就未經審核備考財務資料而言，有關調整乃屬恰當，並已根據上市規則第4章第29(1)段作出披露。

未經審核備考財務資料乃根據　貴公司董事所作判斷及假設為基礎而編製，並僅供說明用途，且基於其假設性質使然，對日後將會發生之任何事件不提供任何保證或指示，亦不會顯示　貴集團於二零零五年十二月三十一日或任何未來日期之財務狀況。

意見

吾等之意見為：

(a)　貴公司董事已遵照所述基準妥為編製未經審核備考財務資料；

(b)　有關基準與　貴集團之會計政策一致；及

(c)　該等調整對根據上市規則第4章第29(1)段規定披露之未經審核備考財務資料而言屬適當。

此致

香港特別行政區
中環
康樂廣場八號
交易廣場第二座二十四樓
第一太平有限公司
董事會　台照

安永會計師事務所
香港執業會計師
謹啟

二零零七年二月十二日

ERNST & YOUNG
安永會計師事務所

敬啟者：

致第一太平有限公司董事之未經審核備考資產負債表之會計師報告

吾等就第一太平有限公司（「貴公司」）及其附屬公司（下文統稱為「貴集團」）之未經審核備考資產負債表（「未經審核備考財務資料」）（由董事編製，僅供説明用途）作出報告，提供建議收購Philippine Telecommunications Investment Corporation（「PTIC」）額外約46%權益（「收購事項」）可能對　貴集團資產與負債構成影響之資料，以供載入　貴公司日期為二零零七年二月十二日之通函（「通函」）之附錄三內。未經審核備考財務資料之呈列基準載於通函第147至149頁。

貴公司董事及申報會計師各自之責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4章第29段之規定及參照香港會計師公會（「香港會計師公會」）頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編製未經審核備考財務資料，完全為　貴公司董事之責任。

吾等之責任為根據上市規則第4章第29(7)段之規定，就未經審核備考財務資料作出意見，並向　閣下提供吾等之意見。對於就編製未經審核備考財務資料所採用之任何財務資料而由吾等於過往發出之任何報告，除於刊發報告日期對該等報告之發出對象所負之責任外，吾等概不承擔任何責任。

B. 最終控股公司

於二零零六年十二月三十一日，董事認為PTIC之最終控股公司為第一太平有限公司。第一太平有限公司於百慕達註冊成立，並於香港聯合交易所有限公司上市。

C. 結算日後財務報表

PTIC並無就二零零六年十二月三十一日後之任何期間編製經審核財務報表。

此致

香港特別行政區
中環
康樂廣場八號
交易廣場第二座二十四樓
第一太平有限公司
董事會　台照

安永會計師事務所
香港執業會計師
謹啟

二零零七年二月十二日

9. **保留盈利**

PTIC於二零零六年及二零零五年向股東宣派之股息如下：

宣派日期	有關股份之記錄日期	應付股息日期	每股股息 (披索)	金額 (百萬披索)
二零零六年三月二十八日	二零零六年四月七日	二零零六年四月二十日	3,018	729.0
二零零六年八月二十九日	二零零六年八月二十一日	二零零六年九月二十一日	5,348	1,291.7
總計				2,020.7

宣派日期	有關股份之記錄日期	應付股息日期	每股股息 (披索)	金額 (百萬披索)
二零零五年五月五日	二零零五年三月三十一日	二零零五年五月十二日	1,509	364.5
二零零五年六月六日	二零零五年六月三日	二零零五年七月十四日	2,263	546.7
二零零五年十二月六日	二零零五年十一月二十八日	二零零五年十二月二十八日	2,263	546.7
總計				1,457.9

PTIC於二零零四年並無宣派股息。

根據菲律賓公司法（「公司法」），股份公司不得保留超過其繳足資本100%之盈餘溢利，惟公司法規定之任何理由所允許者除外。保留盈利在分派方面並無限制。

10. **財務風險管理目標及政策**

PTIC之主要金融工具包括現金及現金等值項目、應收款項及可供出售金融資產。採用此等金融工具之主要目的為替PTIC之業務籌集資金。

PTIC之金融工具所引致之主要風險為信貸風險及流動資金風險。

信貸風險

PTIC之金融資產（包括現金及現金等值項目）之信貸風險乃來自交易對手之違約行為，而PTIC之政策為主要在著名財務機構存置銀行賬戶。

流動資金風險

PTIC致力透過每月進行現金管理以管理其流動資金。PTIC根據其收款及償付款項之以往數據及經驗以作預測。

股本價格風險

股本價格風險為一項於股本證券之投資面值可能下跌之風險。PTIC承受PLDT股份價格變動之風險，而該項風險並未對沖。

6. **現金及現金等值項目**

	二零零六年 *(披索)*	二零零五年 *(披索)*	二零零四年 *(披索)*
手頭現金及銀行存款	887,471	725,471	807,329
短期存款	18,355,547	33,437,885	10,994,408
	19,243,018	34,163,356	11,801,737

銀行存款按有關銀行存款利率賺取利息。短期存款之存款期各有不同，最長達三個月。存款期長短乃視乎PTIC當時之現金需求而定。有關存款按各短期存款利率賺取利息。

現金及現金等值項目之賬面值與其公平值相若。

7. **應計款項及其他應付款項**

	二零零六年 *(披索)*	二零零五年 *(披索)*	二零零四年 *(披索)*
專業費用	1,040,148	1,440,509	986,708
應付預扣稅項	–	21,870,456	–
其他	254,632	251,237	251,288
	1,294,780	23,562,202	1,237,996

應計款項及其他應付款項之賬面值與其公平值相若。

8. **股本**

	二零零六年 *(披索)*	二零零五年 *(披索)*	二零零四年 *(披索)*
法定			
250,000股每股面值100披索之普通股	25,000,000	25,000,000	25,000,000
已發行及繳足			
97,516股每股面值100披索之普通股	9,751,600	9,751,600	9,751,600
認購－144,033股每股面值100披索之普通股（扣除應收認購款項1,164,600披索）	13,238,700	13,238,700	13,238,700
	22,990,300	22,990,300	22,990,300

4. **稅項**

於二零零六年、二零零五及二零零四年十二月三十一日，分別達4,245,353披索、1,482,941披索及1,609,276披索之未動用稅項虧損可結轉，並可從正常應稅收入中扣除如下：

支出年度	屆滿日期	結餘 (披索)
二零零四年	二零零七年十二月三十一日	473,005
二零零五年	二零零八年十二月三十一日	535,208
二零零六年	二零零九年十二月三十一日	3,237,140

未動用稅項虧損之遞延稅項資產未在資產負債表中確認，因為董事認為未能預測可動用未動用稅項虧損之應課稅溢利。

按適用法定稅率（二零零六年及二零零五年：35%；二零零四年：32%）計算之所得稅撥備與所得稅實際撥備對賬如下：

	二零零六年 (披索)	二零零五年 (披索)	二零零四年 (披索)
按法定稅率計算之所得稅撥備	709,805,716	473,776,734	20,628
無須課稅之股息收入	(710,735,380)	(473,823,587)	–
無須課稅之利息收入	(203,335)	(181,847)	(171,990)
未確認之稅項虧損	1,132,999	228,700	151,362
	–	–	–

5. **可供出售金融資產／長期投資**

	二零零六年 (披索)	二零零五年 (披索)	二零零四年 (披索)
收購	659,266,024	659,266,024	659,266,024
按市價計價之未變現收益	65,728,104,626	47,113,606,581	–
	66,387,370,650	47,772,872,605	659,266,024

PTIC擁有Philippine Long Distance Telephone Company（「PLDT」）之26,034,263股發行在外普通股，於二零零六年、二零零五年及二零零四年十二月三十一日之擁有權分別相當於13.8%、14.4%及15.3%。

PTIC於PLDT普通股之投資的賬面值乃根據有關股份於二零零六年及二零零五年十二月三十一日之每股市值報價分別為2,550披索及1,835披索計算。

股息

股息於建議同時宣派，蓋因PTIC之組織章程授權董事宣派股息。因此，股息於建議宣派後隨即確認為負債。

外幣

財務報表以菲律賓披索，即PTIC之功能及呈報貨幣呈列。外幣交易首先按交易日期適用之功能貨幣匯率入帳。於結算日以外幣為單位之貨幣資產與負債按該日適用之匯率重新換算。所有匯兑差額計入損益表。根據歷史成本計算之外幣非貨幣項目按首次交易日期之匯率換算。根據公平值計算之外幣非貨幣項目按釐定公平值當日之匯率換算。

2. 主要會計政策判斷及估計

於應用PTIC之會計政策時，管理層已作出影響財務報表及相關附註內呈報之金額的估計及假設。隨附財務報表所用之估計及假設乃建基於管理層對相關事實及情況之評估。實際結果可能有別於有關估計。管理層相信，以下為此等主要估計及判斷以及對PTIC之財務報表的相關影響及隨附風險之概要。

金融資產之減值

凡發生事件或情況之變動顯示金融資產之賬面值未必可以收回時，則會審閱金融資產之賬面值是否出現減值。倘出現此等情況及賬面值超過估計可收回金額時，有關資產將會撇減至其可收回金額。計算可供出售金融資產之減值時，需要估計預期未來現金流之現值及選取合適之折現率。減值乃於出現減值之客觀證據時產生，而當中涉及重要之判斷。

遞延税項資產

遞延税項資產之賬面值乃於各結算日審閱，當並無足夠應課税收入可運用全部或部份遞延税項資產，對遞延税項資產會作出扣減。然而，無法保證可產生足夠應課税收入以運用全部或部份遞延税項資產。

3. 核數師酬金

截至二零零六年、二零零五及二零零四年十二月三十一日止年度核數師酬金分別為200,000披索、250,000披索及250,000披索。

撥備

如因過往事宜而導致現時出現法律或推定責任，且日後資源可能須流出以清償該責任，及對該等責任之金額可作出可靠估計時，則要確認撥備。

倘折讓具有重大影響，則撥備金額為清償有關責任之預期所需支出於結算日之現值。已折讓現值因時間過去而出現之金額增加，於損益表列為財務成本。

所得稅

所得稅包括本期及遞延稅項。所得稅於損益表中確認，或倘其與於相同或不同期間直接於權益中確認之項目有關，則於權益中確認。

本期及前期之即期稅務資產及負債，乃按預期可自稅務機關收回或向其支付之金額釐定。

遞延稅項乃就資產及負債之稅基及其作財務申報用途之帳面值於結算日之所有暫時差額採用負債法作出撥備。

遞延稅項負債乃就所有應課稅暫時差額予以確認。遞延稅項資產乃就所有可扣減之暫時差額、結轉未動用稅項抵免及未動用稅項虧損而確認，惟以應課稅溢利可用以扣減暫時差額、以及可使用結轉之未動用稅項抵免及未動用稅項虧損為限。

遞延稅項資產之帳面值於每個結算日均予以檢討，並扣減至不再可能有足夠應課稅溢利讓全部或部份遞延稅項資產被動用為止。相反，先前未確認之遞延稅項資產乃於各結算日重估，並於可能有足夠應課稅溢利讓全部或部份遞延稅項資產被動用時予以確認。

遞延稅項資產及負債乃按預期資產變現或負債清償之期間適用之稅率計算，並以結算日當日已經制定或大致上制定之稅率（及稅務法例）為基準。

倘若存在法律上可強制執行之權利，可將有關相同課稅實體及相同稅務機關之即期稅務資產抵銷即期稅務負債與遞延稅項，則對銷遞延稅務資產及遞延稅務負債。

收益確認

收益乃於其經濟權益可流向PTIC及能按下列基準可靠衡量時確認：

(a) 股息收入，於股東收取股息款項之權利已肯定時確認；及

(b) 利息收入以應計方式按金融工具之估計年期用實際利率將未來估計之現金收入折現計算金融資產之帳面淨值。

取消確認金融資產

金融資產(或一項金融資產的一部分或一組同類金融資產的一部分)在下列情況將取消確認:

- 收取該項資產所得現金流量的權利經已屆滿;
- PTIC保留收取該項資產所得現金流量的權利,惟須根據一項「通過」安排,在未有嚴重延緩的情況下,並已承擔全數付款予第三者的責任;或
- PTIC已轉讓其收取該項資產所得現金流量的權利,並(a)已轉讓該項資產的絕大部分風險及回報;或(b)並無轉讓或保留該項資產絕大部分風險及回報,但已轉讓該項資產的控制權。

PTIC凡轉讓其收取該項資產所得現金流量的權利,但並無轉讓或保留該項資產的絕大部分風險及回報,且並無轉讓該項資產的控制權,該項資產將確認入帳,條件為PTIC須持續涉及該項資產。持續涉及指PTIC就已轉讓資產作出的一項保證,已轉讓資產乃以該項資產的原帳面值及PTIC或須償還的代價數額上限(以較低者為準)計算。

以書面及/或購入期權(包括現金結算期權或類似條文)之方式持續涉及之已轉讓資產,PTIC持續涉及之程度將為PTIC可購回所轉讓資產之款額,惟就以公平值計量之資產之書面沽出認沽期權(包括現金結算期權或類似條文)而言,PTIC持續涉及之程度將以所轉讓資產之公平值或期權行使價兩者中之較低者為限。

按已攤銷成本列帳之金融負債(包括計息貸款及借貸)

金融負債包括貸款及借貸以及其他應付款項,首先按公平值減直接應佔之交易成本之數列賬,其後利用實際利息法按已攤銷成本計算,惟倘折現之影響不重要,則按成本列賬。

當負債取消確認及於攤銷之過程中,相關盈虧於損益表確認。

取消確認金融負債

一項金融負債在該負債下之責任獲履行、被取消或到期時被取消確認。

當同一借貸方以另一條款分別巨大之金融負債取代現有金融負債,又或現有金融負債之條款被大幅修改,那此取代或修改被視為取消確認原來負債和確認新負債,有關帳面值之差額於損益表確認。

現金及現金等值項目

就現金流量表而言,現金及現金等值項目包括手頭現金及活期存款,及可隨時轉換為已知數額現金並一般於購入後三個月內到期且受價值變動之輕微風險影響之短期及高度流通投資,再扣除須於要求時償還並構成PTIC之現金管理一部份之銀行透支。

就資產負債表而言,現金及現金等值項目包括手頭現金及銀行現金(包括定期存款),而其用途不受限制。

可供出售金融資產

可供出售金融資產乃被指定為可供出售之上市及非上市之股本證券之非衍生金融資產，或並非分類為以上兩種類別之金融資產。於初步確認後，可供出售金融資產以公平值計量，而盈虧則確認作權益之獨立部份，直至該項投資不被確認或被釐定出現減值為止，此時，過往在權益中呈報之累計盈虧則被計入損益表中。

當非上市股本證券之公平值由於(a)合理公平值估計範圍之變動相對該投資而言實屬重大，或(b)上述範圍內之各種估價之概率未能合理評估及用以估算公平值，而未能可靠計算時，該等證券將按成本扣除任何減值虧損列帳。

公平值

在管理有序之金融市場中交投活躍之投資，其公平值乃參考結算日營業時間結束時市場之買入報價釐定。就並無形成活躍市場之投資而言，其公平值乃運用估價方法釐定。該等估值方法包括利用近期之公平市場交易；參照其他大致相同之工具之現行市值；以及折現現金流量分析及其他估值模式。

金融資產減值

PTIC於每個結算日評估金融資產或一組金融資產有否出現任何減值之客觀跡象。

按已攤銷成本列帳之資產

如果有客觀跡象表明以攤銷成本入帳之貸款及應收款項已經出現了減值虧損，資產之帳面值與估算未來現金流（不包括未來出現信貸虧損）以金融資產原實際利率折現的現值之間差額確認減值虧損。有關資產的帳面值可通過直接沖減資產帳面價值或者使用備抵賬來抵減。有關減值虧損在損益表中確認。

PTIC首先評估是否有客觀跡象表明減值存在於一項具有重要性之金融資產，還是單獨或整體地存在於一組不獨立具有重要性之金融資產。如果已經確定沒有客觀跡象表明減值存在於一項金融資產，無論重要與否，此項資產都被合併在具有相同信貸風險特徵的同類金融資產當中，整體進行減值評估。一項資產如被單獨評估了減值並確認了或將會繼續確認其減值虧損，則不再與其他金融資產項目合併進行整體減值評估。

如果在往後期間，減值虧損之金額減少，且這種減少客觀上與減值虧損確認後發生之事項相關聯，則先前確認之減值虧損可被轉回。任何之後被轉回之減值虧損被列入損益表中，惟以該資產於虧損減值轉回時之帳面值不超過其已攤銷成本為限。

可供出售金融資產

倘可供出售資產出現減值，其成本值（扣除任何主要付款及攤銷）與其現行公平值之差額，在扣減以往在損益表中確認之任何減值虧損後會由權益轉撥至損益表。分類作可供出售之股本工具之減值虧損不會透過損益表撥回。

(d) 有關人士為PTIC重要管理層成員或其雙親；

(e) 有關人士為(a)或(d)項人士之近親；

(f) 有關人士受直接或間接歸屬於(d)或(e)項任何所述人士之個體所控制、共同控制或發揮重大影響力，或擁有重大投票權。

投資及其他金融資產

適用於截至二零零四年十二月三十一日止年度

長期投資

擬作持續策略及長期目的而持有於上市股本證券之長期投資，按個別投資基準以成本減任何減值虧損列賬，並分類為投資證券。當投資證券之公平價值下跌至低於其賬面值，除有證據顯示減值屬臨時性質，否則證券之賬面值乃按董事之估計而減至其公平價值。減損之金額於產生之期間在損益賬中扣除。倘導致出現減值之情況及事件不再存，但有據說服力之證據顯示在可預見將來新情況及事件會持續，則之前扣除之減值（以之前損除之金額為限）將計入損益賬。

適用於截至二零零五年十二月三十一日及二零零六年十二月三十一日止年度

屬香港會計準則第39號「金融工具：確認及計量」範圍之金融資產乃分類為經損益按公平價值列帳之金融資產、貸款及應收款項或可供出售金融資產（視情況而定）。金融資產於首次確認時以公平值計算，而並非經損益按公平價值列帳之投資，則按直接應佔交易成本計算。PTIC於首次訂立合約時會考慮有關合約是否包含附帶內在衍生工具。當分析顯示附帶內在衍生工具的經濟特徵和風險與主合約的經濟特徵和風險沒有密切關係時，附帶內在衍生工具乃與並非經損益按公平價值計算之主合約分開。

PTIC於首次確認後釐定其金融資產分類，並在容許及適當之情況下於結算日重新評估有關分類。

所有一般買賣之金融資產概於交易日（即PTIC承諾買賣該資產之日期）予以確認。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。

經損益按公平價值列帳之金融資產

經損益按公平價值列帳之金融資產包括持有作交易之金融資產及於首次確認時被劃分為經損益按公平價值列帳之金融資產。金融資產如以短期賣出為目的而購買，則分類為持作交易資產。持作交易投資的盈虧在損益表中確認。

貸款及應收帳款

貸款及應收帳款為具有固定的或可確定現金付款，但在活躍市場中無報價的非衍生金融資產。該等資產用實際利率方法按攤銷成本入帳。攤銷成本乃於計及任何收購之折扣或溢價後計算，並包括屬於實際利率及交易成本一部份之費用。該等貸款及應收帳款遭終止確認、出現減值或進行攤銷時產生的盈虧計入損益表。

現減值為止，屆時，之前在股本所錄得之累計盈虧，將計入損益賬。分類為可供出售之股本工具之減損，不會在損益賬中撥回。

PTIC於上市股本證券之投資之賬面值，因採納新會計政策而於二零零五年一月一日重新量度公平價值而上升34,747,331,656披索，有關賬面值之升幅已直接在PTIC股本中之另一項目（可供出售財務資產儲備）確認，且無須根據香港會計準則第39號之過渡條文而重列資產之比較數字。

1.3　已頒佈但尚未生效之香港財務報告準則之影響

於財務資料內，PTIC並無應用下列已頒佈但尚未生效之新增及經修訂香港財務報告準則。

香港會計準則第1號（修訂版）	資本披露
香港財務報告準則第7號金融工具：	披露
香港（國際財務報告詮釋委員會）－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中之財務報告」應用重列法
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告詮釋委員會）－詮釋第9號	重估隱含之衍生工具
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值

香港會計準則第1號（修訂版）於二零零七年一月一日或之後開始之年度期間應用。該項經修訂之準則將會影響公司資本管理目標、政策及程序之定質資料披露；有關公司視為資本之項目之定量資料披露；以及有關遵守任何資本規定及不遵守有關規定之後果之披露。

香港財務報告準則第7號於二零零七年一月一日或之後開始之年度期間應用。該準則規定需作出披露以便金融工具之用者可以評估公司金融工具之重要性以及有關金融工具之性質及相關風險之程度，並包含香港會計準則第32號中關於金融工具之多項披露規定。

香港（國際財務報告詮釋委員會）－詮釋第7號、香港（國際財務報告詮釋委員會）－詮釋第8號、香港（國際財務報告詮釋委員會）－詮釋第9號及香港（國際財務報告詮釋委員會）－詮釋第10號乃分別於二零零六年三月一日、二零零六年五月一日、二零零六年六月一日及二零零六年十一月一日或之後開始之年度期間應用。

PTIC已開始就該等新訂及經修訂香港財務報告準則自首次應用以來之影響進行評估。至今，PTIC確定採納香港會計準則第1號（修訂版）及香港財務報告準則第7號可能導致新或修訂的披露，惟該等新訂及經修訂香港財務報告準則不大可能對PTIC之營運業績及財政狀況構成重大影響。

1.4　主要會計政策概要

關連人士

在下列情況，有關人士被視為PTIC之關連人士：

(a)　直接或透過一名或多名中介人間接，(i)控制PTIC或受到PTIC或PTIC及其他人士共同控制；(ii)擁有PTIC的權益，並可對PTIC發揮重大影響力；或(iii)共同擁有PTIC之控制權；

(b)　有關人士為一名聯營人士；

(c)　有關人士為共同控制實體；

財務資料附註

1.1　編製基準

財務資料乃根據香港會計師公會頒佈之香港財務報告準則，亦包括香港會計準則及詮釋）以及香港公認會計原則而編製。財務資料乃根據歷史成本慣例法編製，惟可供出售金融資產則按公平值計算。此等財務報表乃以菲律賓貨幣披索呈列。

1.2　新訂及經修訂香港財務報告準則之影響

影響PTIC並於截至二零零五年十二月三十一日止年度或截至二零零六年十二月三十一日止年度之財務報表首次採納之新訂及經修訂香港財務報告準則如下：

截至二零零五年十二月三十一日止年度

香港會計準則第1號	財務報表之呈列
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計之變動及錯誤
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得稅
香港會計準則第18號	收益
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第24號	關連人士披露
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號（經修訂）	金融資產及金融負債之過渡及初始確認

截至二零零六年十二月三十一日止年度

香港會計準則第39號	公平價值期權

除於截至二零五年十二月三十一日止年度採納香港會計準則第32及39號外，採納上述新會計標準對PTIC之會計政策以及PTIC之財務報表並無重大影響。

截至二零零五年十二月三十一日止年度採納之香港會計準則第32及39號

截至二零零五年十二月三十一日止年度前，PTIC將其作持續策略及長期目的而持有於上市股本證券之投資，分類為長期投資，並將該等投資按個別投資基準以成本減任何減值虧損列賬。當投資證券之公平價值下跌至低於其賬面值，除有證據顯示減值屬臨時性質，否則證券之賬面值乃按董事之估計而減至其公平價值。減損之金額於產生之期間在損益賬中扣除。倘導致出現減值之情況及事件不再存，但有據說服力之證據顯示在可預見將來新情況及事件會持續，則之前扣除之減值（以之前損除之金額為限）將計入損益賬。

於採納香港會計準則第32號及39號後，該等證券分類為可供出售財務資產。可供出售財務資產為指定為可供出售或未並分類為香港會計準則第39號所界定之其他類別財務資產而於上市及非上市股本證券之非衍生工具投資。於初次確認後，各項可供出售財務資產按公平價值列賬，以損益在股本中一個獨立項目中確認，直至投資被解訂出

現金流量表

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	(披索)	*(披索)*	*(披索)*
經營業務之現金流量			
年內溢利	2,028,016,330	1,457,774,565	64,462
調整如下：			
利息收入	(580,956)	(559,531)	(537,467)
股息收入	(2,030,672,514)	(1,457,918,728)	–
不可收回預付稅項撥備	–	168,486	–
	(3,237,140)	(535,208)	(473,005)
應計款項及其他應付款項（減少）／增加	(22,267,422)	22,324,206	358,933
經營業務（流出）／流入之淨現金	(25,504,562)	21,788,998	(114,072)
投資活動之現金流量			
已收利息	584,224	572,621	537,367
已收股息	2,030,672,514	1,457,918,728	–
投資活動流入之淨現金	2,031,256,738	1,458,491,349	537,367
融資活動之現金流量			
已付股息	(2,020,672,514)	(1,457,918,728)	–
現金及現金等值項目之淨（減少）／增加	(14,920,338)	22,361,619	423,295
年初之現金及現金等值項目	34,163,356	11,801,737	11,378,442
年終之現金及現金等值項目	19,243,018	34,163,356	11,801,737

請參閱財務資料之附註。

權益變動表

	附註	已發行股本 (披索)	額外繳入股本 (披索)	可供出售金融資產儲備 (披索)	保留盈利 (披索)	總計 (披索)
二零零四年一月一日		22,990,300	1,030,989	–	645,941,975	669,963,264
年內溢利		–	–	–	64,462	64,462
二零零四年十二月三十一日		22,990,300	1,030,989	–	646,006,437	670,027,726
二零零五年一月一日						
如呈報		22,990,300	1,030,989	–	646,006,437	670,027,726
於採納香港會計準則第39號後之期初結餘	1.2	–	–	34,747,331,656	–	34,747,331,656
如重列		22,990,300	1,030,989	34,747,331,656	646,006,437	35,417,359,382
可供出售財務資產之公平價值變動		–	–	12,366,274,925	–	12,366,274,925
年內溢利		–	–	–	1,457,774,565	1,457,774,565
股息	9	–	–	–	(1,457,918,728)	(1,457,918,728)
二零零五年十二月三十一日及二零零六年一月一日		22,990,300	1,030,989	47,113,606,581	645,862,274	47,783,490,144
可供出售財務資產之公平價值變動		–	–	18,614,498,045	–	18,614,498,045
年內溢利		–	–	–	2,028,016,330	2,028,016,330
股息	9	–	–	–	(2,020,672,514)	(2,020,672,514)
二零零六年十二月三十一日		22,990,300	1,030,989	65,728,104,626	653,206,090	66,405,332,005

請參閱財務資料之附註。

資產負債表

	附註	十二月三十一日 二零零六年 (披索)	 二零零五年 (披索)	 二零零四年 (披索)
非流動資產				
長期投資	5	–	–	659,266,024
可供出售金融資產	5	66,387,370,650	47,772,872,605	–
		66,387,370,650	47,772,872,605	659,266,024
流動資產				
現金及現金等值項目	6	19,243,018	34,163,356	11,801,737
應收利息		13,117	16,385	29,475
預付稅項		–	–	168,486
		19,256,135	34,179,741	11,999,698
流動負債				
應計款項及其他 應付款項	7	1,294,780	23,562,202	1,237,996
流動資產淨值		17,961,355	10,617,539	10,761,702
資產淨值		66,405,332,005	47,783,490,144	670,027,726
權益				
已發行股本	8	22,990,300	22,990,300	22,990,300
額外繳入資本		1,030,989	1,030,989	1,030,989
可供出售金融資產儲備		65,728,104,626	47,113,606,581	–
保留溢利		653,206,090	645,862,274	646,006,437
權益總額		66,405,332,005	47,783,490,144	670,027,726

請參閱財務資料之附註。

吾等認為，就本報告之目的而言，財務資料連同相關附註可真實及公平地反映PTIC於二零零四年、二零零五年及二零零六年十二月三十一日之財務狀況及PTIC於有關期間之業績及現金流量。

A. 財務資料

損益表

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	（披索）	*（披索）*	*（披索）*
收益			
股息收入	2,030,672,514	1,457,918,728	–
利息收入	580,956	559,531	537,467
匯兑收益	–	–	8,435
	2,031,253,470	1,458,478,259	545,902
開支			
專業費用	233,861	475,972	461,865
不可收回預付税項撥備	–	168,486	–
税項及專利費	2,940,936	9,225	9,440
其他	62,343	50,011	10,135
	3,237,140	703,694	481,440
年內溢利	2,028,016,330	1,457,774,565	64,462

請參閱財務資料之附註。

ERNST & YOUNG
安永會計師事務所

敬啟者：

以下為吾等就Philippine Telecommunications Investment Corporation（「PTIC」）截至二零零四年、二零零五年及二零零六年十二月三十一日止三年各年（「有關期間」）之財務資料而作出之報告，以供載入第一太平有限公司（「貴公司」）於二零零七年二月十二日就　貴公司建議收購PTIC已發行股本之額外約46%權益而刊發之通函（「通函」）。PTIC為　貴公司之間接附屬公司，　貴公司目前持有其約54%股權。

PTIC於一九六七年十一月九日在菲律賓註冊成立為有限公司。PTIC之主要業務為投資控股及相關活動。

PTIC於截至二零零四年、二零零五年及二零零六年十二月三十一日止三年各年之法定財務報表乃根據菲律賓普遍採納之會計原則而編製，並已由Sycip Gorres Velayo &. Co.審核。

就本報告而言，吾等已按照香港會計師公會（「香港會計師公會」）頒佈之香港核數準則對PTIC有關期間之財務資料（「財務資料」）進行獨立審核程序，並已審閱財務資料，且已根據香港會計師公會頒佈之核數指引第3.340號「招股章程及申報會計師」審閱財務資料及進行吾等認為所需之額外程序。

財務資料已按照香港會計師公會頒佈之香港財務報告準則（「香港財務報告準則」）（亦包括香港會計準則（「香港會計準則」）及詮釋）根據經審核財務報表並經作出適當調整後編制。

PTIC之董事須對財務資料及其附註負責。吾等之責任為對有關資料作出獨立意見並向閣下匯報吾等之意見。

PLDT之業績於本集團之賬目列作股權，如本集團二零零五年年報所示，PLDT於截至二零零五年十二月三十一日止兩年分別為本集團之溢利貢獻132,200,000美元及117,100,000美元（分別為本集團截至二零零五年十二月三十一日止兩年經常性收益之約112.8%及100.3%）。根據本集團之二零零六年中期報告，PLDT為本集團截至二零零六年六月三十日止六個月之經常性溢利貢獻約66,500,000美元（或本集團期內約69,000,000美元經常性溢利約96.4%）。按此基準而言，本集團之大部份經常性溢利均來自PLDT，顯示PLDT為本集團重要的策略性投資。

PLDT為一家成功為本集團溢利帶來重大貢獻之公司，其於流動及固線電話市場領導群雄，其業務於過去數年大幅增長。

PLDT未來之收益增長很可能來自寬頻、業務流程外判／電話服務中心及流動電話服務。PLDT將繼續推出不同具吸引力的嶄新無線寬頻產品及服務。此外，PLDT將透過持續擴大網絡覆蓋範圍及容量以及市場分類，進一步鞏固其於無線業務市場上首屈一指的地位，為PLDT由流動電話公司轉型為跨服務無線電訊供應商作好準備。

如截至二零零五年十二月三十一日止年度最近期經審核賬目所披露，PLDT之債務處於良好管理之水平，負債對權益比率為0.99倍。業務所賺取之充裕現金流量亦已用作償還更多債務，令其截至二零零五年十二月三十一日止年度之經審核賬目後之負債對權益比率有所改善。

董事認為PLDT之前景樂觀，就本公司所知，PLDT並無重大收購或出售計劃。

本集團全部主要投資之貿易及競爭環境仍然樂觀，普遍認為菲律賓及印尼之宏觀經濟環境自二零零五年十二月三十一日起一直有所改善。

本集團於PLDT、Indofood及於MPIC（於完成MPC資本重組及重組計劃後）之上市投資價值，自二零零五年十二月三十一日以來持續上升。

D. 重大不利變動

除可能由於購股權負債價值增加而引致於本集團財務報表錄得的潛在會計虧損，該購股權負債與PLDT股份價格變動有很大的相關性，其蘊含於賬面值為199,000,000美元及可換成PLDT股份的可轉換票據內，董事確認，自二零零五年十二月三十一日（即本集團最近期經審核綜合財務報表之編製日期）起之財務或貿易狀況或本集團之前景並無任何重大不利變動。

E. 營運資金聲明

董事認為，於收購銷售股份後，本集團具備充足營運資金以應付其目前需要。

F. 管理層討論及分析

(a) PTIC為一家單一投資控股公司，其業務與持有於PLDT上市證券之投資有關；持股量於過去三年並無變動，而PTIC亦於有關期間獲取其應佔股息收入。持股量之價值於期內繼續上升；有關升值於PITC之資產負債表內列為可供出售財務資產（附錄二）。

(b) PTIC並無任何借貸，其於PLDT之持股量沒有變動，而其亦沒有任何或然負債或重大收購或出售計劃。

(c) 於最後實際可行日期，本集團於PLDT之應佔經濟權益佔PLDT已發行普通股約23%，而本集團於PLDT持有之股份致使其可行使或控制行使於PLDT股東大會上約29%投票權。

C. 財務及營業前景

本集團之主要投資自二零零五年十二月三十一日起維持不變。由於將可兑換優先股轉換成普通股之差額部份因在公開市場上購入之PLDT股份所抵銷，因此其於PLDT之持股量輕微攤薄（0.31%）。MPC之資本重整及企業重組計劃經已完成；而本公司擁有大部份權益之附屬公司MPIC亦於二零零六年十二月十五日上市。MPIC為一家銀團之股東，擁有銀團之50%權益，該銀團專為競標收購Maynilad 83.97%權益而成立，Maynilad持有專利權為馬尼拉大都會西部地區提供食水及廢水處理服務，而該銀團亦已中標。

銀團之中標條件包括：(a)就收購Maynilad之83.97%股權以現金支付56,700,000美元及償還先前Maynilad獲提供之財政資助；(b)於三年期間以備用信用證之形式注資447,200,000美元作為Maynilad之額外股本；(c) 12,000,000美元之履約保證；及(d)支付交易費用及開支約16,900,000美元。應付MPIC董事之酬金或彼等應收之實物利益並無因該項交易而變動。

於二零零七年一月二十三日，本公司擁有51.5%權益之附屬公司Indofood完成反向收購IndoAgri，當中涉及注入Indofood之食油及油脂業務至IndoAgri，代價為發行佔IndoAgri經擴大股本98.67%之新股份。於下述之建議配售完成後，建議IndoAgri之股份將於新加坡證券交易所主板上市。

IndoAgri為印尼主要食油及油脂縱向製造商之一，於印尼品牌煮食油以及植物油及起酥油市場擁有龐大市場佔有率。其業務範圍由棕櫚樹種植及研磨，以至煮食油、植物油、起酥油以及其他棕櫚油衍生產品提煉、品牌管理及市場推廣。為確保遵守適用於新加坡證券交易所主板上市公司有關股權分佈之上市規則，從而保持IndoAgri之股份於新加坡交易所主板上市地位，IndoAgri已與包銷商於二零零七年二月七日訂立配售協議，以按配售價每股1.25坡元向公眾配售338,000,000股新股，佔其經擴大已發行股本25%。

Indofood將IndoAgri之股份配售：(a)為籌集額外資金以應付IndoAgri資金需求之有效途徑；(b)發揮IndoAgri之公平值潛力；(c)分散資金資源以撥付 IndoAgri之發展及擴闊投資者基礎；(d)使IndoAgri之業務及財務狀況更加清晰；及(e)可達到攤薄Indofood於IndoAgri之持股量之效果。

B. 債務

於二零零六年十二月三十一日，本集團之未償還借貸約為1,196,400,000美元，借貸包括有抵押銀行貸款203,800,000美元、無抵押銀行貸款457,500,000美元及無抵押其他貸款535,100,000美元。

有抵押銀行貸款以本集團之若干物業及設備、種植園、現金、存貨、應收賬款及可供出售資產，以及本集團於PLDT之4.3%權益作為抵押。

其他貸款包括無抵押債券437,500,000美元（如下述）、無抵押信託收據貸款91,000,000美元及其他。本集團於二零零六年十二月三十一日止持有之債券包括以下各項：

(a) 由本公司全資附屬公司First Pacific Finance Limited（「**FPF**」）發行於二零一零年一月十八日到期之五年期零息可轉換票據194,700,000美元，該等可轉換票據為FPF之無抵押責任，本公司就此提供無條件及不可撤回擔保；

(b) 由Indofood發行之印尼盾債券12,000億印尼盾（135,000,000美元），票面息率13.5%，每季度派息一次，該等印尼盾債券於二零零八年六月到期；及

(c) 由Indofood發行之印尼盾債券10,000億印尼盾（107,800,000美元），票面息率12.5%，每季度派息一次，該等印尼盾債券於二零零九年七月到期。

於二零零六年十二月三十一日，本集團並無任何重大或然負債。

除上文所述者及集團內負債外，本集團於二零零六年十二月三十一日營業時間結束時並無任何未償還之已發行或同意將發行之借貸資本、銀行透支、貸款或其他類似債項、承兑負債或承兑信貸、債券、按揭、押記、融資租賃或租購承擔、擔保或其他或然負債。

除預計就收購事項籌措之420,000,000美元有抵押銀行貸款及因收購及透過MPIC 50%之銀團而按比例將Maynilad綜合入賬而額外產生之債項218,900,000美元外，於二零零六年十二月三十一日至最後實際可行日期期間，本集團之未償還債項及或然負債概無重大變動。

Metro Pacific Corporation

Metro Pacific是一家以菲律賓馬尼拉為基地的控股公司，並於菲律賓證券交易所上市。Metro Pacific的業務包括與地產業務有關的Landco Pacific Corporation及Pacific Plaza Towers，以及菲律賓當地之航運公司Negros Navigation Co., Inc.。

類別	:	地產及運輸
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一百八十六億
所持已發行股份性質	:	每股面值1披索之普通股
經濟權益／投票權權益	:	75.5%

有關Metro Pacific的進一步資料可瀏覽www.metropacific.com

Level Up! International Holdings Pte Ltd

Level Up為菲律賓、巴西及印度網絡遊戲發行商之先鋒及翹楚。網絡遊戲為全球視像遊戲業中發展迅速的一環。而Level Up專注於新興市場拓展網絡遊戲業務。

類別	:	網絡遊戲
註冊成立／經營地點	:	新加坡／菲律賓、巴西及印度
已發行股份數量	:	四十一萬三千八百六十九
所持已發行股份性質	:	每股面值8美元之普通股
經濟權益／投票權權益	:	25.0%

有關Level Up的進一步資料可瀏覽www.levelupgames.com

5. 於二零零五年十二月三十一日之主要投資摘要

Philippine Long Distance Telephone Company

PLDT是一家於菲律賓具市場領導地位之電訊服務供應商，其普通股於菲律賓證券交易所上市，並以美國預託證券方式在紐約證券交易所上市。PLDT透過其三大業務部門提供全面之電訊服務，包括無線（主要透過其全資擁有附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）及資訊及通訊科技（主要透過其全資擁有附屬公司ePLDT）。PLDT於菲律賓已建立最廣闊之光纖骨幹、流動電話、固線電話及人造衛星網絡。

類別	:	電訊
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一億八千八十萬
所持已發行股份性質	:	每股面值5披索之普通股
經濟權益／投票權權益	:	23.9%／30.5%

有關PLDT的進一步資料可瀏覽www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood為印尼首屈一指的加工食品公司，為其客戶提供全面食品方案。Indofood以雅加達為基地，並於雅加達及泗水證券交易所上市。Indofood透過其四大主要業務部門提供眾多類別的食品：Bogasari（麵粉及意大利麵食）、品牌消費品（麵食、食品調味料、零食以及營養及特別食品）、食油及油脂（種植園、食油、植物牛油及起酥油）及分銷。以生產量計算，Indofood被視為全球最大之即食麵製造商之一；亦為印尼最大之磨粉商。以單一地點生產量計算，Indofood於雅加達之磨粉廠是全球最大磨粉廠之一。Indofood於印尼亦擁有龐大分銷網絡。

類別	:	消費性食品
註冊成立／經營地點	:	印尼
已發行股份數量	:	九十四億
所持已發行股份性質	:	每股面值100印尼盾之股份
經濟權益／投票權權益	:	51.5%

有關Indofood的進一步資料可瀏覽www.indofood.co.id

(C) 於二零零六年三月二十七日，Metro Pacific宣布進行一項三階段資本重整及重組計劃，最終向現有股東及第三方策略投資者籌措約二十七億披索（五千九十萬美元）之新資金。計劃預期於二零零六年九月完成。

40. 比較數字

誠如附註2(B)所闡釋，於本年度，由於採納多項新訂及經修訂之香港財務報告準則，會計處理法及財務報表之若干項目及呈列方式已就符合新規定而作出修訂。因此，已作出若干去年及年初結餘調整，而若干比較數字已重新分類及重新列示，以符合本年度之呈報方式及會計處理法。

41. 財務報表批准

財務報表已於二零零六年三月三十一日獲董事會批准，並授權發布。

就本集團其他金融資產(包括現金及現金等值項目)所產生信貸風險而言,本集團面對之信貸風險為交易對方無法履行責任,最大風險為該等工具之賬面值。

本集團並無重大信貸風險集中情況。

(C) 流動資金風險

本集團透過維持充足現金及可於市場出售之證券以及按適量之承諾信貸融資取得資金管理其流動資金組合,以應付其資本開支及償還到期債務。

本集團定期評估其預計及實際現金流量資料,並持續評估金融市場狀況物色進行集資活動之機會。此等集資活動可能包括銀行貸款、債務資本及股本市場。

(D) 公平價值及現金流量利率風險

本集團之利率風險來自借貸。本集團因按浮息授出之借貸面對現金流量利率風險。本集團因按定息授出之借貸面對公平價值利率風險。於二零零五年十二月三十一日,本集團之64.6%借貸為定息借貸。

本集團投資定息債券/債務證券之價值因市場利率變動而有所波動,其公平價值變動於本集團權益內確認。由於本集團並無重大浮息金融資產,本集團之營運現金流量大致上不受市場利率變動之影響。

39. 結算日後事項

(A) 繼本公司日期為二零零六年一月十八日之公布,本集團繼續購入PLDT股份。於二零零六年一月至三月期間,本集團以總代價四千四百五十萬美元購入PLDT合共一百三十萬股股份,相當於PLDT已發行普通股總額約0.7%。因此,本集團於PLDT之經濟及投票權權益分別增至24.5%及31.2%。

(B) 於二零零六年一月三十一日,NTT DoCoMo, Inc. (DoCoMo)同意以總代價五百二十一億三百萬日圓(約相當於四億四千萬美元)向NTT Communications, Inc. (NTT Com)購入12,633,486股PLDT普通股,相當於PLDT已發行普通股總額約7%。NTT Com將保持PLDT 12,633,487股普通股,因此,仍以相同持有7% PLDT之股本而作為其主要股東。

於二零零六年一月三十一日,本公司及其若干集團成員公司與PLDT、DoCoMo及NTT Com簽訂合作協議,修訂與各方之現有合約及股權安排。收購股份及其他業務安排將於DoCoMo、PLDT及Smart取得若干許可權及批准後生效。

Smart及DoCoMo已同意合作,於菲律賓推出及發展3G服務。Smart將獨家為Smart用戶推出DoCoMo流動電話互聯網服務(i-mode)。DoCoMo將就Smart於GPRS及W-CDMA網絡經營i-mode服務而提供專業知識、技術及專利權。

於二零零六年三月十四日,NTT Com已完成實際轉讓12,633,486股PLDT普通股予DoCoMo。

38. 財務風險管理

本集團之主要金融工具（衍生工具除外）包括銀行貸款及其他計息貸款以及現金及短期定期存款。該等金融工具之主要目的為就本集團業務籌集資金。本集團具有應收賬款及應付賬項等多項其他金融資產及負債，乃直接因其營運產生。

本集團亦訂有衍生工具交易，主要包括利率掉期及外匯合約，目的為管理本集團營運及融資來源而產生之利率及貨幣風險。

本集團現時及於年內之政策一直為不予買賣金融工具。

本集團金融工具產生之主要風險為市場風險（包括貨幣風險及價格風險）、信貸風險、流動資金風險及公平價值與現金流量利率風險。本公司之董事會檢討及同意管理上述各風險之政策，概述如下。本集團有關衍生工具之會計政策載於財務報表附註2(E)(s)。

(A) 市場風險

(a) 貨幣風險

本集團管理由未來商業交易產生之外匯風險、確認資產及負債，並改善投資及現金流量規劃。除自然對沖外，本集團訂立及進行外匯合約，以管理其業務及交易所產生之匯率風險以及貨幣換算風險，並減低及／或管理匯率變動對本集團營運業績及現金流量之負面影響。然而，本集團上述衍生工具並不符合香港會計準則第39號條文下有效對沖之定義並因而無被指定為須作相應會計處理之有效對沖項目。

(b) 價格風險

本集團面對商品價格風險，特別是用以生產本集團產品之小麥及棕櫚油等原材料之價格，須視乎市場供求水平以及全球經濟環境而定。本集團亦因若干附屬公司就管理其商品價格波動風險所用遠期商品合約之公平價值變動而面對商品價格風險，有關公平價值變動直接於溢利及虧損中確認。該等遠期商品合約並不符合香港會計準則第39號條文下有效對沖之定義並因而無被指定須作相應會計處理之有效對沖項目。

(B) 信貸風險

就消費性食品業務，本集團就授客戶之信貸而對信貸風險，惟已制定政策確保產品批發予具合適信貸記錄之信譽良好客戶。本集團政策為對所有擬按信貸條款買賣之所有客戶作信貸核實程序。本集團具有政策限制就任何特定客戶之信貸風險，如要求分銷商取得銀行擔保。就地產業務，轉讓物業業權於全數支付購買價後生效。此外，本集團持續監察應收款項結餘，以減低本集團就壞賬之風險。

(E) 於日常商業運作情況下，Indofood與若干聯營公司及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

以下已披露所有與有關連人士進行的重大交易（不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）。

交易性質	綜合賬	
截至12月31日止年度	2005	2004
	百萬美元	百萬美元
損益計算表項目		
出售製成品		
－予聯營公司	40.2	52.6
－予聯號公司	33.3	23.7
購買原材料		
－由聯營公司	25.9	15.8
－由聯號公司	5.5	9.8
管理及技術服務費收入及特許權收入		
－由聯營公司	0.4	0.2
－由聯號公司	3.1	2.1
租金開支		
－予聯號公司	1.4	3.1
運輸及抽運服務開支		
－予聯號公司	1.0	1.6

Indofood約4%（二零零四年：4%）之銷售額及2%（二零零四年：2%）之採購額是與此等有關連公司交易的。

結算性質	綜合賬	
12月31日結算	2005	2004
	百萬美元	百萬美元
資產負債表項目		
應收賬款－貿易		
－由聯營公司	0.1	6.8
－由聯號公司	4.8	4.6
應收賬款－非貿易		
－由聯營公司	0.1	3.8
－由聯號公司	5.9	4.3
長期應收賬款		
－由聯營公司	－	4.7
應付賬款－貿易		
－予聯營公司	6.4	2.5
－予聯號公司	1.2	1.2

上述若干Indofood有關連人士交易亦構成上市規則第14A章所界定持續關連交易。

(F) 年內本集團主要管理人員之報酬詳情載於財務報表附註36(C)。

根據新計劃授出的每份購股權行使價將由Metro Pacific董事以絕對酌情權釐定，惟於任何情況下不能低於以下之最高者：(i)一或多手Metro Pacific股份於有關購股權授出日期在菲律賓證券交易所之收市價；(ii)一或多手Metro Pacific股份於緊接有關購股權授出日期前五個營業日在菲律賓證券交易所之平均收市價；或(iii) Metro Pacific股票的面值。

年內，並無按Metro Pacific購股權計劃授出或行使任何購股權。

37. 有關連人士交易

本集團於年內進行之主要有關連人士交易披露如下：

(A) 於二零零五年十二月三十一日，Mcrae Investment Limited（一間本公司全資擁有之附屬公司）應收Metro Pacific一筆餘額為數七億九千三百萬披索（一千四百九十萬美元）（二零零四年十二月三十一日：七億九千三百萬披索或一千四百一十萬美元）之款項。該筆款項為免息、有抵押及須於一年內還款。

(B) 於二零零四年十二月三十一日，Metro Pacific Resources, Inc. (MPRI)（一間本公司擁有100%經濟權益之附屬公司）與Metro Pacific簽訂認購協議，並於二零零五年一月及六月認購分兩批發行款額共四億五千萬披索（八百萬美元）之1-C系列優先股。

(C) 於二零零五年八月，MPRI向Metro Pacific墊支六千一百萬披索（一百一十萬美元），作為向Metro Pacific提供現金資源應付一般營運資金所需。該筆款項為免息、無抵押及須於一年內償還。

(D) ALBV（一間本公司全資擁有之附屬公司）與Smart（一間PLDT全資擁有之附屬公司）有一項技術性支援協議。按此協議，自二零零四年二月二十三日起ALBV為Smart提供一項四年期的技術支援服務，以及協助流動電話電訊服務的營運及維修服務；此協議可在雙方同意下再延續。此協議規定技術服務收費須按季支付，並相等於Smart綜合收入淨額之1%（二零零四年：1%）。

此外，ALBV現時與Smart亦有一項由一九九九年一月一日開始的二十五年期服務協議。此協議將於到期日自動失效，除非雙方同意延續。按此協議，ALBV為Smart就購買資本設備及與國際供應商洽商、安排國際融資及其他相關服務並與推動相類似服務的目標提供意見及協助。為期二十五年之服務協議費用已被支付。

截至二零零五年十二月三十一日年內，此等安排之費用總額為五億六千七百萬披索（一千三十萬美元）（二零零四年：五億七百萬披索或九百萬美元）。於二零零五年十二月三十一日，ALBV就此等技術性支援協議的應收賬款為一億九千四百萬披索（三百七十萬美元）（二零零四年：二億六千七百萬披索或四百八十萬美元）。

(b)　Metro Pacific之購股權計劃細節

METRO PACIFIC	於2005年1月1日所持購股權	年內被註銷之購股權	於2005年12月31日所持購股權	購股權行使價 *(披索)*	於授出日期之市價 *(披索)*	授出日期	行使期始自	行使期結束
高級行政人員	5,027,259	(5,027,259)	–	1.91	2.37	1995年4月16日	1996年4月	2005年4月
	3,990,000	(3,990,000)	–	1.91	2.37	1995年8月1日	1996年8月	2005年8月
	315,684	–	315,684	3.46	3.57	1997年8月1日	1997年8月	2007年8月
總數	9,332,943	(9,017,259)	315,684					

於一九九零年五月十五日，Metro Pacific通過一項購股權計劃（舊計劃），讓其董事確認合資格行政人員身分後可酌情邀請Metro Pacific行政人員接受Metro Pacific的購股權以致獲得Metro Pacific之擁有權益，作為長期受僱之鼓勵。此計劃於一九九零年五月十五日起生效。此計劃將無限期生效。

所授予的購股權相應股份數目，最高不能超過Metro Pacific已發行股本10%，但不包括隨時透過行使購股權而發行的股份。於二零零五年十二月三十一日，按Metro Pacific購股權計劃授出的購股權中可發行的股數為315,684股，代表Metro Pacific於該日已發行股本少於0.01%。根據是項計劃向任何一位參與者授出的購股權，其最高認購股數（包括根據之前向此參與者授出之購股權而已發行及可發行的股份），不能超過建議向此參與者授予購股權當日，Metro Pacific可發行之最高股份總數的30%。

每份購股權的行使價將由Metro Pacific董事以絕對酌情權釐定，但在任何情況下不能低於(i)股份於緊接有關購股權授出當日之前二十個交易日在菲律賓證券交易所的正式平均收市價；或(ii)股票的面值。

於二零零五年八月十二日，Metro Pacific股東批准一項新購股權計劃（新計劃），據此，Metro Pacific董事可於確認合資格行政人員身分後，酌情邀請Metro Pacific之行政人員接受Metro Pacific的購股權以致獲得Metro Pacific之擁有權益，以作為長期受僱之鼓勵。新計劃之有效期為十年，並於二零零五年八月十二日起生效。

根據新計劃所授予的購股權相應股份數目，最高不能超過Metro Pacific不時之已發行股本減根據舊計劃尚未行使購股權數目之10%。採納新計劃後，不得根據舊計劃進一步授出購股權。於任何十二個月期間內向任何一名合資格參與者（不論是否已為購股權持有人）授出及將予授出的購股權倘獲行使時可能發行之股份總數，不得超過有關時間Metro Pacific已發行股份數目的1%。

董事可絕對酌情釐定各授出購股權之行使價，惟於任何情況下不得低於下列最高者：(i)本公司股份於授出日期在聯交所每日報價表所示之收市價；(ii)本公司股份在緊接授出日期前五個交易日在聯交所每日報價表所示之平均收市價；及(iii)本公司股份於授出日期之面值。根據計劃之條款，購股權可於接納日期起直至到期日止任何時間內行使，惟須受董事所訂立有關賦予之任何其他限制所限。所有根據計劃而至今尚未行使之購股權於行使時須受若干限制，包括禁止於接納購股權日期起計一年內行使購股權。於行使期結束日期前到期或被註銷之購股權將從購股權名冊中被刪除。

於二零零四年六月一日，本公司根據計劃授出134,586,000份購股權。由華信惠悦顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為0.849港元或所有授出之購股權總價值為一千四百六十萬美元。所採用的假設如下：

授出日期股份價	1.76港元
行使價	1.76港元
預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅）	55%
購股權年期	10年
預計股息收益率	每年1%
無風險平均利率（根據香港證券交易所基金票據）	每年4.06%

計及董事及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為6.61年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價75%時行使購股權。

釐定根據本公司計劃授出之購股權估計價值所用之二項式期權定價模式，原用作估計可全面轉讓及買賣之購股權之公平價值。該購股權定價模式須計入極度主觀假設，包括預期股價波幅。由於本公司之購股權與該等可供買賣之購股權之性質有重大差別，主觀假設之任何變動均可能對已授出購股權之估計價值造成重大影響。

本集團有關已授出購股權之會計政策詳情載於財務報表附註2(E)(p)(III)。

(D) 購股權

於二零零五年十二月三十一日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

(a)　本公司之購股權計劃細節

本公司	於2005年1月1日所持購股權	年內授出之購股權	於2005年12月31日所持購股權	購股權行使價（港元）	於授出日期之市價（港元）	行使期間之市價（港元）	授出日期	最後賦予權利日期	行使期始自	行使期結束
執行董事										
彭澤仁	31,800,000	–	31,800,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
唐勳治	31,800,000	–	31,800,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
黎高臣	24,500,000	–	24,500,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
非執行董事										
Albert F. del Rosario大使	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
謝宗宣	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
獨立非執行董事										
Graham L. Pickles	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
陳坤耀（*金紫荊星章、CBE、太平紳士*）	2,840,000	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
鄧永鏘（*OBE, Chevalier de L'Ordre des Arts et des Lettres*）	2,840,000	(2,840,000)	–	1.76	1.76	2.65至2.70	2004年6月1日	2005年6月	2005年6月	–
高級行政人員	32,286,000	–	32,286,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
總計	134,586,000	(2,840,000)	131,746,000							

本公司股東於二零零四年五月二十四日舉行之股東週年大會上通過一項購股權計劃（計劃）。根據計劃，董事可於計劃生效期間任何時間內酌情向本公司董事及高級行政人員授出本公司購股權，作為本公司長期獎勵計劃的一部份。計劃條款已遵照上市規則第17條之規定，並於二零零四年五月二十四日生效。計劃有效期為十年及將於二零一四年五月二十三日到期。

可予授出購股權之最高股份數目，不得超過本公司之已發行股本（不包括隨時行使購股權時所發行之任何股份）之10%。於任何十二個月期間內，根據計劃可向任何一名參與者授出之購股權所涉及股份最高數目限額，不得超過向該參與者建議授出購股權時本公司已發行股份總數之1%。

(B) 高級行政人員酬金

由於本集團為高級行政人員設立類似的酬金計劃，故本集團高級行政人員的酬金可能高於本公司董事。兩名(二零零四年：兩名)高級行政人員躋身本集團五位最高薪酬僱員之列。其餘三名(二零零四年：三名)五位最高薪酬僱員均為本公司董事。

	2005	2004
		(重新列示)
	百萬美元	百萬美元
非按表現		
－薪金及福利	0.6	0.6
按表現		
－花紅及長期獎金	0.2	0.2
以權益支付購股權之開支	0.6	0.4
總計	1.4	1.2

下表列示於二零零五年屬於本集團五名最高薪酬僱員之兩名(二零零四年：兩名)高級行政人員之酬金組別。

	2005	2004
		(重新列示)
酬金組別	人數	人數
509,001美元－573,000美元	–	1
637,001美元－701,000美元	1	1
701,001美元－765,000美元	1	–
總計	2	2

(C) 主要管理人員報酬

	綜合賬	
	2005	2004
	百萬美元	百萬美元
非按表現		
－薪金及福利	11.0	10.3
－退休金供款	1.4	0.4
按表現		
－花紅及長期獎金	3.4	4.4
以權益支付購股權之開支	5.2	4.4
總計	21.0	19.5

董事酬金－2004

	非按表現			按表現	以權益支付			2004（重新列示）
	薪金	其他福利	退休金供款	之款額[i]	購股權之開支	袍金[ii]	酬金[iii]	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
主席								
林逢生	–	–	–	–	–	–	–	–
執行董事								
彭澤仁（*常務董事兼行政總監*）	1,480	189	76	1,003	939	–	–	3,687
唐勵治	837	128	261	1,169	939	–	–	3,334
黎高臣	749	2	1	375	721	–	–	1,848
非執行董事								
Albert F. del Rosario大使	–	26	–	–	165	25	–	216
林文鏡	–	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
謝宗宣	–	–	–	–	165	–	–	165
獨立非執行董事								
Graham L. Pickles	–	–	–	–	165	55	–	220
陳坤耀（*金紫荊星章、CBE、太平紳士*）	–	–	–	–	165	55	–	220
鄧永鏘（*OBE、Chevalier de L'Ordre des Arts et des Lettres*）	–	–	–	–	165	35	77	277
總計	3,066	345	338	2,547	3,424	170	77	9,967

(i)　按表現支付之款額包括花紅及長期獎金。

(ii)　就出席會議支付。

(iii)　就向本公司提供顧問服務支付。

董事酬金總額中包括有關常務董事兼行政總監向PLDT提供服務之八十萬美元（二零零四年：九十萬美元）酬金。此金額由PLDT（一間聯營公司）支付。

(C) 高級人員貸款

於二零零五年及二零零四年，本集團並無向高級人員提供須按照香港公司條例第161B條而須予披露之貸款。

36. 董事及高級行政人員酬金

(A) 董事酬金

下表按個別名稱基準顯示董事酬金。

董事酬金－2005

	非按表現			按表現	以權益支付購股權			2005
	薪金	其他福利	退休金供款	之款額[i]	之開支	袍金[ii]	酬金[iii]	總計
	千美元	千美元	千美元	千美元	千美元	千美元	千美元	千美元
主席								
林逢生	435	–	–	–	–	–	–	435
執行董事								
彭澤倫（常務董事兼行政總監）	1,467	210	91	1,008	1,224	–	–	4,000
唐勵治	900	195	1,164	–	1,224	–	–	3,483
黎高信	933	21	2	467	941	–	–	2,364
非執行董事								
Albert F. del Rosario大使	–	–	–	–	119	25	–	144
林文鏡	–	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
謝宗宣	–	–	–	–	119	–	–	119
獨立非執行董事								
Graham L. Pickles	–	–	–	–	119	65	–	184
陳坤耀（金紫荊星章、CBE、太平紳士）	–	–	–	–	119	55	–	174
鄧永鏘 (OBE，*Chevalier de L'Ordre des Arts et des Lettres*)	–	–	–	–	119	30	77	226
總計	3,735	426	1,257	1,475	3,984	175	77	11,129

計入資產負債表界定福利計劃之虧損金額如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
界定福利責任現值	11.0	9.0
計劃資產公平價值	(6.2)	(6.4)
計入資產負債表之負債	4.8	2.6

界定福利負債於本年內的變動如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
1月1日結算	2.6	4.2
外匯折算	(0.1)	(0.2)
確認於損益計算表內之退休計劃費用淨額	3.5	1.0
付款	(1.2)	(2.4)
12月31日結算	4.8	2.6

於損益計算表內確認之金額分析如下：

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
現有服務成本	0.4	0.4
過往服務成本	3.5	0.5
計劃資產預期回報	(0.5)	(0.7)
年內確認之精算虧損淨額	0.1	0.8
計入僱員酬金總額（包括在行政開支內）	3.5	1.0
計劃資產實質回報	8%	9%

於十二月三十一日之主要精算假設（加權平均數）如下：

	2005	2004
折讓率	11%	9%
計劃資產預期回報	10%	9%
未來薪金增長	7%	6%
未來退休金增長	7%	6%
僱員之平均尚餘工作期（年）	12	12

35. 僱員資料

(A) 酬金

	2005 百萬美元	2004 (重新列示) 百萬美元
基本薪金	142.1	141.2
花紅	23.4	19.4
實物收益	19.5	21.0
退休金供款	8.4	7.7
以權益支付購股權之開支	5.2	4.4
總計	198.6	193.7
平均僱員人數	47,881	48,110

以上包括董事之酬金。有關董事酬金之披露詳情列載於財務報表附註36(A)。

(B) 退休福利

本集團為約22,001名(二零零四年:24,653名)僱員設立界定供款及界定福利計劃。

(a) 界定供款計劃

本集團為約20,686名(二零零四年:23,469名)僱員設立六個(二零零四年:六個)界定供款計劃。此等計劃之資產由獨立受託人管理,跟集團之資產分開處理。本集團或僱員所作之計劃供款按僱員之薪金及服務年資而釐定,介乎零至10%(二零零四年:零至10%)。根據計劃條款,本集團毋須作出超逾上述供款水平之額外供款。在上述計劃中,其中三個(二零零四年:三個)可利用沒收供款扣減僱主之現行供款金額。二零零五年年內,並沒有動用款項作此用途(二零零四年:零)。於二零零五年十二月三十一日,沒收供款已獲全數動用。

(b) 界定福利計劃

本集團為約1,315名(二零零四年:1,184名)僱員設立四個(二零零四年:兩個)界定福利計劃。此等計劃之其中三個之資產由獨立受託人管理,跟本集團之資產分開處理。福利乃經參考僱員之最終薪酬及服務年資而釐定,以及計劃均已進行獨立估值。此等精算估值乃由PT Jasa Aktuaria Praptasentosa Gunajasa之精算師(印尼精算師協會(Fellow Society of Actuary of Indonesia)及Expert in Life Insurance in Indonesia之會員)及菲律賓精算協會成員公司Actuarial Advisers, Inc.與Orlando J. Manalang先生,FASP按預測單位信貸方法計算。此等計劃之資產並不包括本集團任何金融工具、本集團佔用之物業或使用之其他資產。於二零零五年十二月三十一日,本集團有關其界定福利計劃之資金水平為45.8%(二零零四年:55.3%)。

34. 承擔及或有負債

(A) 資本開支

	綜合賬	
	2005	2004
	百萬美元	百萬美元
有關附屬公司之承擔：		
已批准但未簽約	15.1	19.1
已簽約但未計提	7.5	9.1
總計	22.6	28.2

本集團之資本開支承擔主要與Indofood購買物業、機器及設備有關。

本公司並沒有資本開支承擔（二零零四年：無）。

(B) 租賃承擔

於二零零五年十二月三十一日，本集團根據不可取消之經營租約須於未來支付之最低租金總額如下。

	綜合賬	
	2005	2004
	百萬美元	百萬美元
土地及樓宇		
－1年內	3.5	2.1
－2至5年（包括在內）	9.8	7.0
－5年後	4.2	1.0
小計	17.5	10.1
出租廠房及設備及其他		
－1年內	0.5	0.5
－2至5年（包括在內）	1.0	1.3
－5年後	0.2	0.2
小計	1.7	2.0
總計	19.2	12.1

於二零零五年十二月三十一日，本公司並沒有租賃承擔（二零零四年：無）。

(C) 或有負債

於二零零五年十二月三十一日，本集團或本公司均沒有任何重大或有負債（二零零四年：無）。

於二零零五年六月，SIMP按一千七百五十億印尼盾（一千八百五十萬美元）之代價完成收購SIL全部權益。SIL分別於PT Kebun Ganda Prima及PT Citranusa Intisawit擁有全部直接及間接股本權益，兩間公司業務均為於印尼經營棕櫚樹種植園。

於二零零五年十一月，SIMP按代價七百五十億印尼盾（七百七十萬美元）收購橡膠種植園公司KMS 93.4%之權益。

自收購日期後，SIL產生年度虧損五十萬美元而KMS則錄得年度溢利十萬美元（已計入本集團損益計算表）。倘上述所有收購於二零零五年一月一日已進行，本集團截至二零零五年十二月三十一日止年度之營業額及年度溢利將分別為十九億八千七百八十萬美元及一億三千八百八十萬美元。年內收購之附屬公司分別自經營業務及投資活動產生現金開支淨額二十萬美元及三百三十萬美元，並就年內融資活動獲取三百二十萬美元。

(E)　收購可換股債券

現金開支五百二十萬美元為SIMP購入船運公司PT Tahta Bahtera (TB)所發行可換股債券。SIMP已於二零零六年一月將有關債券兌換為TB 90.9%之股本權益。

(F)　增加於附屬公司之投資

現金開支四百九十萬美元為Indofood支付透過收購Bina Makna之可換股債券剩下20%之餘額（相等於四百八十億印尼盾）及收購其餘下少數股東權益以達至增加其於四間從事食油及分銷業務之附屬公司PT Bitung Menado Oil Industry、PT Intiboga Sejahtera、PT Sawitra Oil Grains及PT Indomarco Adi Prima之權益（即約80.0%增至100%）。於二零零四年，Indofood就是項收購作出80%按金（相當於一千九百二十億印尼盾或二千一百四十萬美元），並已計入二零零四年現金流量表，列作收購及增加於附屬公司之投資而作出之按金。二零零四年現金開支之一千六百九十萬美元主要為Indofood就增加於從事食品調味料之附屬公司PT Indosentra Pelangi之權益（70.0%增至92.2%）而作出之款項。

(G)　受限制現金

於二零零五年十二月三十一日，本集團擁有用途受限制之現金四百七十萬美元（二零零四年：九百二十萬美元）。預期該筆四百七十萬美元（二零零四年：四百五十萬美元）現金將於二零零五年十二月三十一日起計一年內全數兌現，並須分類為流動資產。

(H)　主要非現金交易

年內，Metro Pacific已透過轉撥可供出售資產及其他物業資產予債權人以償還約五億披索（九百一十萬美元）之債務。

(D)　收購附屬公司

	Indofood 收購Silveron Investments Limited (SIL)及其附屬公司 百萬美元	Indofood收購 PT Kebun Mandiri Sejahtera (KMS) 百萬美元	其他 百萬美元	2005 總計 百萬美元	2004 Indofood 收購Perfect Wealth Investments Limited及其附屬公司 百萬美元
作價					
現金及現金等值項目	1.8	7.7	0.1	9.6	28.4
應收賬款、其他應收款項及預付款項(流動)	16.7	–	–	16.7	–
總計	18.5	7.7	0.1	26.3	28.4
資產淨額					
物業及設備(*附註12*)	1.7	0.7	0.3	2.7	20.8
種植園(*附註13*)	13.7	4.4	–	18.1	–
商譽	–	–	–	–	2.1
遞延稅項資產(*附註20*)	0.6	0.7	–	1.3	0.7
其他非流動資產	1.9	–	–	1.9	–
現金及現金等值項目	2.6	0.5	0.3	3.4	2.8
應收賬款、其他應收款項及預付款項(流動)	0.5	4.9	1.8	7.2	8.5
存貨	0.1	0.3	0.8	1.2	5.8
應付賬款、其他應付款項及應計款項	(0.8)	(0.3)	(3.1)	(4.2)	(6.4)
短期債務	(1.1)	–	–	(1.1)	(1.1)
稅項撥備	–	–	–	–	(0.6)
長期債務	(1.4)	–	–	(1.4)	–
遞延稅項負債(*附註20*)	(3.7)	–	–	(3.7)	(3.4)
少數股東權益	–	(0.8)	–	(0.8)	(7.7)
按公平價值計算收購時之總資產淨額	14.1	10.4	0.1	24.6	21.5
商譽／(業務合併所得超出成本之餘額)(*附註17*)	4.4	(2.7)	–	1.7	6.9
於綜合現金流量表中現金及現金等值項目之收入／(開支)淨額	0.8	(7.2)	0.2	(6.2)	25.6

本公司的實繳盈餘乃來自本集團於一九八八年的重組行動，並相等於本公司已發行股本面值與所收購附屬公司於收購的總資產淨值之差額。根據百慕達一九八一年公司法案（經修訂），本公司可在符合若干條件的情況下，將實繳盈餘分派予股東。

31. 少數股東權益

集團主要營運公司之少數股東權益分析如下。

	綜合賬	
	2005	**2004**
		（重新列示）
	百萬美元	*百萬美元*
Indofood	296.1	335.6
Metro Pacific	27.8	28.1
總計	323.9	363.7

32. 衍生工具負債

衍生工具負債指FPF所發行可轉換票據內含之期權之公平價值。有關發行可轉換票據之詳情載於附註26(C)(a)。

根據香港財務報告準則第39號，可轉換票據之可轉換期權符合附帶衍生工具之資格。於初次確認後，期權之公平價值一千三百九十萬已被確認，並與債券工具之公平價值分開計算。期權負債之公平價值於二零零五年十二月三十一日按市值基準重新計算為三千九百三十萬美元，主要反映PLDT股價之變動。期權公平價值於二零零五年增加之二千五百四十萬美元並於損益計算表內確認及扣除。

33. 綜合現金流量表附註

(A) 增加於聯營公司之投資

五千七百三十萬美元之現金開支主要為本集團增加於PLDT權益約1.1%所致。

(B) 收購聯營公司

一千七百六十萬美元之現金開支主要為本集團於二零零五年三月收購Level Up 25.0%權益及Indofood成立一間聯營公司所致。

(C) 於收購及增加附屬公司之投資而作出之按金

現金開支一千四百九十萬美元主要為Indofood擁有80%之附屬公司PT Salim Ivomas Pratama (SIMP)就收購PT Sarana Inti Pratama（一間棕櫚樹種植及研究管理公司）所發行可換股債券之按金。二零零四年之現金開支三千九百一十萬美元為Indofood就收購PT Bina Makna Indopratama (Bina Makna)所發行可換股債券及收購兩間棕櫚油種植園公司之按金。

退休金為有關退休計劃及長期服務金的應計負債。

遞延收入為有關Asia Link B.V. (ALBV)（一間本公司全資擁有之附屬公司）對Smart Communications, Inc. (Smart)（一間PLDT全資擁有之附屬公司）就其雙方的一項服務協議（附註37(D)）所收之預先繳付服務費用及出售物業所得而尚未確認的毛利。

長期應付賬款為有關Metro Pacific物業發展的估計負債，以及Indofood就物業及設備計入拆卸、遷移及復修之應計成本。

其他主要為有關擔保索償的撥備。

29. 股本

	綜合賬及公司賬	
	2005	**2004**
	百萬美元	*百萬美元*
法定		
5,000,000,000 (2004: 5,000,000,000)股 每股面值1美仙之普通股	50.0	50.0
已發行及繳足		
3,188,833,003 (2004: 3,185,993,003)股 每股面值1美仙之普通股	31.9	31.9

年內，二百八十四萬份購股權按每股1.76港元之行使價獲行使，致使二百八十四萬股每股面值1美仙之新普通股以現金總代價為五百萬港元（六十萬美元）獲發行。本公司購股權計劃詳情載於財務報表附註36(D)(a)。

30. 其他儲備

按主要營運公司於本集團匯兌儲備之分析如下：

	綜合賬	
	2005	**2004** （重新列示）
	百萬美元	*百萬美元*
PLDT	(29.3)	(50.4)
Indofood	(25.0)	(11.6)
其他	3.4	2.2
總計	(50.9)	(59.8)

於綜合儲備列賬之聯營公司累積儲備分析如下：

	綜合賬	
	2005	**2004** （重新列示）
	百萬美元	*百萬美元*
收益儲備	(962.4)	(1,081.7)
匯兌儲備	(29.3)	(50.4)
現金流量對沖之未變現收益	4.0	–
總計	(987.7)	(1,132.1)

(II) 一萬二千億印尼盾(一億二千三百四十萬美元)之印尼盾債券(相當於二零零三年六月發行之本金額一萬五千億印尼盾(一億五千二百六十萬美元)減二零零五年購回債券之面值三千億印尼盾(三千三十萬美元))(二零零四年:一億六千一百五十萬美元),附票息率為13.5%,每季付息,並於二零零八年六月到期;及

(III) 一萬億印尼盾(九千八百八十萬美元)之印尼盾債券(相當於二零零四年七月發行之本金額一萬億印尼盾(一億一百七十萬美元)減二零零五年購回債券之面值二百四十億印尼盾(二百四十萬美元))(二零零四年:一億七百六十萬美元),附票息率為12.5%,每季付息,並於二零零九年七月到期。

(D) 資產抵押

於二零零五年十二月三十一日,總借貸包括有抵押銀行及其他債務一億八千七百五十萬美元(二零零四年:一億八千二百二十萬美元)。該銀行及其他債務乃由本集團賬面淨值相當於四千五百二十萬美元(二零零四年:四千四百八十萬美元)之物業及設備、可供出售資產/投資及存貨以及本集團以分別於Indofood及PLDT之51.5%(二零零四年:51.5%)及1.7%(二零零四年:3.2%)權益作為抵押。

27. 稅項準備

	綜合賬	
	2005	2004
	百萬美元	*百萬美元*
1月1日結算	26.2	36.8
外匯折算	(1.2)	(4.2)
收購附屬公司	–	0.6
本年度估計應課稅溢利之稅項準備 *(附註7)*	28.9	30.6
轉(往)/自遞延稅項 *(附註20)*	(0.3)	3.9
總計	53.6	67.7
已付稅款	(42.4)	(41.5)
12月31日結算	11.2	26.2

28. 遞延負債及撥備

					綜合賬	
	退休金	**遞延收入**	**長期應付賬款**	**其他**	**總計 2005**	**總計 2004 (重新列示)**
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
1月1日結算	40.9	28.3	39.6	16.4	125.2	129.6
外匯折算	(2.1)	0.1	1.4	0.1	(0.5)	(5.1)
增加	22.5	0.1	5.2	3.1	30.9	9.4
付款及動用	(10.1)	(2.5)	(11.9)	(3.3)	(27.8)	(27.8)
重新分類	–	–	(19.8)	–	(19.8)	19.1
12月31日結算	51.2	26.0	14.5	16.3	108.0	125.2
按以下方式呈列:						
即期部分	1.0	1.3	3.6	9.4	15.3	18.1
非即期部分	50.2	24.7	10.9	6.9	92.7	107.1
總計	51.2	26.0	14.5	16.3	108.0	125.2

公平價值乃按本集團所發行之上市票據及債券之已公佈報價及以借貸息率8.0%至12.5%（二零零四年：7.2%至15.7%）折讓率之預測現金流量為其他定息債務計算所得。本集團浮息債務之賬面值約相當於其公平價值，主要由於其價值經常獲重訂。

短期債務之賬面值約相當於其公平價值。

債務之詳情列載如下：

(A)　短期其他貸款

結存餘額包括由CAB Holdings Limited (CAB)（一間本公司全資擁有之附屬公司）發行之一億七百三十萬美元（二零零四年：一億一千二百六十萬美元）債券（面值為一億八百萬美元（二零零四年：一億一千三百萬美元））。該等債券由CAB於二零零三年七月二十九日發行，總額為一億一千五百萬美元，利率按8.25%計算，每半年付息，本金總額於二零零六年七月二十九日到期，以本集團由CAB持有之Indofood 51.5%（二零零四年：51.5%）權益作抵押，並由本公司擔保（限於若干限制及條件下）。於二零零三年內，本公司的一間全資擁有附屬公司回購面值二百萬美元債券。所回購為數二百萬美元之債券已於二零零四年註銷。於二零零五年，CAB以相等於債券面值之102.875%之金額購回面值五百萬美元之債券，並於年內註銷該等債券。

(B)　長期銀行貸款

結存餘額包括四千九百三十萬美元（面值五千萬美元）之銀行貸款（二零零四年：無），以本集團於PLDT之1.7%權益作抵押，利率以浮動之LIBOR（倫敦銀行同業拆息）為基準計算，並須於二零一二年十一月償還。

(C)　長期其他貸款

結存餘額主要包括由本公司全資附屬公司First Pacific Finance Limited (FPF)所發行之一億九千三百一十萬美元（面值一億九千九百萬美元）可轉換票據（二零零四年：無），以及由Indofood發行之若干債券。

(a)　由FPF發行之可轉換票據概述如下：

於二零零五年一月十八日，本公司透過FPF發行本金總額為一億九千九百萬美元之五年期零息可轉換票據。可轉換票據乃FPF之無抵押承擔，由本公司提供無條件及不可撤回之擔保。

可轉換票據到期前之每年收益率為5.625%。除非先前已被贖回、轉換或購買及註銷，FPF將於二零一零年一月十八日按其本金金額之131.97%贖回可轉換票據。可轉換票據持有人可選擇於可轉換票據滿三週年當日按面值之118.11%認沽可轉換票據。

可轉換票據之初步轉換溢價為21%，即轉換價為每股PLDT股份29.33美元。假設可轉換票據獲全面轉換，可轉換票據將可轉換為PLDT所發行全部普通股約3.8%。

(b)　由Indofood發行之債券概述如下：

(I)　一億五千一百七十萬美元之五年期歐元債券（面值為一億五千三百七十萬美元，相當於二零零二年六月發行之本金額二億八千萬美元減二零零五年購回債券之面值一億二千六百三十萬美元）（二零零四年：二億七千八百六十萬美元），附票息率為10.375%，每半年付息，並於二零零七年六月到期；

本集團債務之到期組合列載如下：

	銀行貸款		其他貸款		綜合賬總計	綜合賬總計
	2005 百萬美元	2004 百萬美元	2005 百萬美元	2004 百萬美元	2005 百萬美元	2004 百萬美元
不超過1年	221.3	172.1	123.7	116.8	345.0	288.9
1年以上至2年	0.5	67.0	151.8	115.8	152.3	182.8
2年以上至5年	1.7	15.8	516.9	545.5	518.6	561.3
5年以上	55.7	8.2	17.6	8.9	73.3	17.1
總計	279.2	263.1	810.0	787.0	1,089.2	1,050.1
代表應付金額						
－須於5年內全數償還	223.5	254.9	792.4	778.1	1,015.9	1,033.0
－毋須於5年內全數償還	55.7	8.2	17.6	8.9	73.3	17.1
總計	279.2	263.1	810.0	787.0	1,089.2	1,050.1

債務賬面值乃以下列貨幣列賬：

	綜合賬	
	2005 百萬美元	2004 百萬美元
印尼盾	542.8	534.7
美元	501.7	465.3
披索	44.7	50.1
總計	1,089.2	1,050.1

按固定及浮動息率分析之債務賬面值之分析列載如下：

	綜合賬	
	2005 百萬美元	2004 百萬美元
固定息率	703.4	830.0
浮動息率	385.8	220.1
總計	1,089.2	1,050.1

長期債務之賬面值及公平價值列載如下：

	賬面值		公平價值	
	2005 百萬美元	2004 百萬美元	2005 百萬美元	2004 百萬美元
銀行貸款	57.9	91.0	60.6	90.3
其他貸款	686.3	670.2	724.1	694.8
總計	744.2	761.2	784.7	785.1

應付貿易賬款之賬齡分析如下：

	綜合賬	
	2005 百萬美元	2004 百萬美元
0至30日	160.8	121.2
31至60日	1.7	7.4
61至90日	1.3	5.6
超過90日	8.9	10.9
總計	172.7	145.1

預期所有應付賬款、其他應付款項及應計款項將於一年內清償。本集團應付賬款、其他應付款項及應計款項之賬面值約相當於其公平價值。

26. 債務

	實際利率(%)	到期日	附註	綜合賬 2005 百萬美元	綜合賬 2004 百萬美元
短期					
銀行貸款	8.9-18.0	2006		221.3	172.1
其他貸款	2.5-13.5	2006	(A)	123.7	116.8
小計				345.0	288.9
長期					
銀行貸款	8.0-18.0	2007-2012	(B)	57.9	91.0
其他貸款	2.5-13.5	2007-2010	(C)	686.3	670.2
小計				744.2	761.2
總計				1,089.2	1,050.1

短期債務結餘包括長期債務之即期部分一億二千四百萬美元（二零零四年：一億五千四百七十萬美元）。

(A) 於二零零五年十二月三十一日之持作待售物業包括Metro Pacific集團持有之主要持作待售物業如下：

菲律賓地區	集團之經濟權益 (%)	總發展面積約數 (平方米)[i]	類別	階段	估計落成日期
Laguna (Escudero)	23.4	4,000,000	F	策劃中	–
八打雁之Costa de Madera, San Juan	34.7	3,720,000	R, Ro	策劃中	–
Lakewood, Cabanatuan	5.3	3,036,358	R	施工中	2007
八打雁之Batulao	75.5	2,107,050	R	策劃中	–
Calasiao, Pangasinan	31.0	1,860,000	R	策劃中	–
八打雁之Calatagan	23.4	618,217	R, Ro	施工中	2011
八打雁之Lemery	38.5	604,643	F	施工中	2006
八打雁之Punta Fuego 1	21.2	452,603	R, Ro	施工中	2006
San Pablo, Laguna (Monte Lago)	23.4	330,000	R	施工中	2009
Stonecrest, San Pedro, Laguna	19.6	297,821	R	施工中	2006
宿霧之Talisay	18.9	274,591	R	施工中	2006
Urdaneta, Pangasinan	6.0	254,804	R	施工中	2007
八打雁之Punta Fuego 2	13.6	236,927	R, Ro	施工中	2006
Silang, Cavite (Ponderosa)	22.7	185,064	F	施工中	2006
Nasugbo, Batangas (Lhuiller)	13.6	145,000	R, Ro	施工中	2008
Waterwood, Bulacan	25.7	59,071	R	施工中	2006
Lucena City, Quezon	62.7	40,706	R	已竣工	–
Legaspi City, Albay	18.9	36,505	C	施工中	2008
Nasugbu, Batangas (Amara Condo)	23.4	11,210	H	施工中	2008
八打雁之Punta Fuego 2－擴展部分	13.6	430	F	施工中	2006

R=住宅、F=農地、Ro=渡假村、C=商業、H=酒店

(i)　分拆出售之總面積及劃作公園及公眾休憩用途之土地。

(B) 於二零零五年十二月三十一日，賬面值一千二百六十萬美元（二零零四年：一千一百六十萬美元）之存貨已被用作本集團若干負債之抵押品。

24. 待售非流動資產

該筆金額指由Nenaco持有並計劃於二零零六年出售之兩艘輪船。

25. 應付賬款、其他應付款項及應計款項

	綜合賬	
	2005	2004
	百萬美元	百萬美元
應付賬款	172.7	145.1
應計款項	44.8	49.7
其他應付款項	61.1	69.5
	278.6	264.3

21. 其他非流動資產

	綜合賬	
	2005	2004
	百萬美元	百萬美元
未用於業務之資產	36.4	42.0
退稅申索	42.2	34.3
遞延費用	22.1	15.6
採購墊款及訂金	4.2	14.6
貨幣掉期資產淨額	–	130.1
其他	25.9	5.8
總計	130.8	242.4

未用於業務之資產指Indofood若干已收購而尚未用於營運之物業。

退稅申索指Indofood就進口小麥預付之稅款，有關款項可與Indofood之應付企業所得稅作抵扣。

遞延費用主要指有關Indofood租賃土地安排所產生之遞延成本及開支。

採購墊款及訂金主要與Indofood就其原材料採購及資本設備而向供應商及承辦商繳付之款項有關。

貨幣掉期資產淨額於二零零四年十二月三十一日之結存與Indofood之對沖安排有關。該筆金額已於二零零五年三月及四月當Indofood終止有關貨幣掉期合同時被終止確認。

22. 現金及現金等值項目

	綜合賬		公司賬	
	2005	2004	2005	2004
	百萬美元	百萬美元	百萬美元	百萬美元
銀行及手頭現金	133.2	186.6	26.4	27.0
短期定期存款	162.8	–	162.8	–
總計	296.0	186.6	189.2	27.0

銀行現金按每日銀行存款利率之浮息率計息。短期定期存款為期七日至一個月不等，視乎本集團之即時現金需求，並按短期定期存款之相關息率計息。現金及現金等值項目之賬面值約相當於其公平價值。

23. 存貨

	綜合賬	
	2005	2004
	百萬美元	百萬美元
原材料	177.2	159.3
在製品	5.6	6.1
製成品	91.0	81.0
持作待售物業	29.2	35.0
總計	303.0	281.4

年內遞延税項負債之變動如下：

	物業及設備折舊 百萬美元	種植園公平價值之變動 百萬美元	附屬及聯營公司未分派溢利之預扣税項 百萬美元	其他 百萬美元	綜合賬總計 百萬美元
遞延税項負債					
2005年1月1日結算	(78.5)	(38.4)	(4.1)	9.2	(111.8)
外匯折算	4.3	2.1	–	1.5	7.9
收購附屬公司 *(附註33(D))*	–	–	–	(3.7)	(3.7)
於損益賬（扣除）／計入 *(附註7)*	(4.8)	(3.8)	1.0	2.9	(4.7)
轉撥往／（自）税項準備 *(附註27)*	–	–	1.4	(0.6)	0.8
重新分類	–	–	–	(2.6)	(2.6)
2005年12月31日結算	(79.0)	(40.1)	(1.7)	6.7	(114.1)

	物業及設備折舊 百萬美元	種植園公平價值之變動 百萬美元	附屬及聯營公司未分派溢利之預扣税項 百萬美元	其他 百萬美元	綜合賬總計（重新列示） 百萬美元
遞延税項負債					
2004年1月1日結算	(76.2)	(41.9)	(9.3)	8.1	(119.3)
外匯折算	7.0	3.7	–	(1.0)	9.7
收購附屬公司	–	–	–	(3.4)	(3.4)
增加於附屬公司之投資	–	–	–	(0.9)	(0.9)
於損益賬（扣除）／計入 *(附註7)*	(9.3)	(0.2)	4.5	4.9	(0.1)
轉撥往税項準備 *(附註27)*	–	–	0.7	3.5	4.2
重新分類	–	–	–	(2.0)	(2.0)
2004年12月31日結算	(78.5)	(38.4)	(4.1)	9.2	(111.8)

於二零零五年十二月三十一日，可扣減源自相關公司日後所得税之有關税項虧損：非香港税項虧損為五千五百萬美元（二零零四年：七千三百九十萬美元），香港税項虧損為三千九百一十萬美元（二零零四年：四千七十萬美元）。非香港税項虧損可用作抵銷該等公司之未來應課税溢利，該等虧損可抵銷之年期為產生後之三至五年，而香港税項虧損可用作無限期抵銷有關公司於產生該等虧損期間之未來應課税溢利。由於此等虧損由一直錄得虧損之附屬公司所產生，故並無為其確認遞延税項資產。除此項目外，遞延税項資產已獲適當確認。

本公司向其股東派付之股息毋須繳付所得税。

(A) 上市股本投資及債券之公平價值乃按所報市場價值釐定。作為會所債券之非上市投資，其公平價值之估計乃經參考近期市場上交易之價格後釐定。董事相信，經參考市價釐定之估計公平價值（已記錄於可供出售資產之賬面值）以及公平價值之相關變動（直接記錄於本集團之權益）均屬合理，且屬結算日最適用之價值。

(B) 賬面值為三百二十萬美元（二零零四年：九百八十萬美元）之非上市投資已被用作本集團若干銀行融資之抵押品。

20. 遞延稅項

年內遞延稅項資產之變動如下：

	稅項虧損結轉 *百萬美元*	呆賬準備 *百萬美元*	其他 *百萬美元*	綜合賬總計 *百萬美元*
遞延稅項資產				
2005年1月1日結算	3.7	0.9	1.2	5.8
外匯折算	(0.2)	–	–	(0.2)
收購附屬公司 *(附註33(D))*	0.1	–	1.2	1.3
於損益賬計入 *(附註7)*	0.6	0.3	6.1	7.0
轉撥往稅項準備 *(附註27)*	–	–	(1.1)	(1.1)
重新分類	–	–	2.6	2.6
2005年12月31日結算	4.2	1.2	10.0	15.4

	稅項虧損結轉 *百萬美元*	呆賬準備 *百萬美元*	其他 *百萬美元*	綜合賬總計（重新列示） *百萬美元*
遞延稅項資產				
2004年1月1日結算	6.2	0.9	0.4	7.5
外匯折算	(0.5)	(0.1)	(1.6)	(2.2)
於損益賬（扣除）／計入 *(附註7)*	(2.0)	0.1	0.7	(1.2)
轉撥往稅項準備 *(附註27)*	–	–	(0.3)	(0.3)
重新分類	–	–	2.0	2.0
2004年12月31日結算	3.7	0.9	1.2	5.8

18. 預付土地費用

	綜合賬	
	2005 百萬美元	2004 百萬美元 (重新列示)
1月1日結算		
如前公布	–	–
採納香港會計準則第17號之影響 *(附註2(B))*	45.5	47.8
重新列示	45.5	47.8
匯兑折算	(4.0)	(3.8)
增加	–	3.7
年內確認	(4.2)	(2.2)
預付土地費用總額	37.3	45.5
計入應收賬款、其他應收款項及預付款項之即期部分	(2.8)	(4.5)
12月31日結算	34.5	41.0

	2005 百萬美元	2004 百萬美元
海外，按以下年期持有：		
10年至50年之租賃	32.3	44.2
10年內之租賃	5.0	1.3
	37.3	45.5

19. 可供出售資產／投資

	綜合賬	
	2005 百萬美元	2004 百萬美元 (重新列示)
上市投資，按公平價值：		
－股本投資－海外	47.5	19.6
－固定利率為14.0%（2004年：14.0%）及於2014年10月1日（2004年：2014年10月1日）到期之債券－海外	0.5	1.8
非上市投資，按成本減減值撥備：		
－股本投資－海外	6.1	11.5
非上市投資，按公平價值：		
－會所債券－香港	1.0	–
總計	55.1	32.9
呈列為：		
非即期部分	2.7	11.5
即期部分	52.4	21.4
總計	55.1	32.9

17. 商譽

	綜合賬	
	2005	**2004**
	百萬美元	*百萬美元*
原值		
1月1日結算		
如前公布	39.4	19.7
採納香港財務報告準則第3號之影響 *(附註2(E)(k)(III))*	(2.9)	–
重新列示	36.5	19.7
匯兑折算	(1.7)	–
增加		
－收購附屬公司 *(附註33(D))*	4.4	6.9
－所收購附屬公司結算	–	2.1
－增加附屬公司投資	–	10.7
重新分類	(6.5)	–
12月31日結算	32.7	39.4
累積攤銷		
1月1日結算		
如前公布	2.9	1.4
採納香港財務報告準則第3號之影響 *(附註2(E)(k)(III))*	(2.9)	–
重新列示	–	1.4
年內攤銷	–	1.5
12月31日結算	–	2.9
賬面淨值12月31日結算	32.7	36.5

(A) 於二零零四年，先前未於綜合儲備撇銷之商譽乃按直線法於其不超過二十年之估計可用年期內攤銷。

(B) 商譽乃根據業務及分部運作之國家分配至本集團之現金產生單位。於二零零五年十二月三十一日及二零零四年十二月三十一日之所有商譽結算金額與Indofood業務有關並計入本集團位於印尼之消費性食品業務分部。

(C) Indofood業務之可收回金額乃按由Indofood高級管理層通過一個涵蓋五年期間之財務預測並以現金流量預測根據使用價值計算方法計算。適用於現金流量預測之折讓率介乎15.3%至18.3%。

16. 應收賬款、其他應收款項及預付款項

	綜合賬	
	2005	2004
	百萬美元	百萬美元
應收賬款	173.3	170.3
其他應收款項	107.9	184.9
預付款項	17.2	14.0
總計	298.4	369.2
呈列為：		
非即期部分	11.7	9.2
即期部分	286.7	360.0
總計	298.4	369.2

應收賬款、其他應收款項及預付款項即期部分之賬面值約相當於其公平價值。應收賬款、其他應收款項及預付款項之非即期部份之公平價值為九百八十萬美元（二零零四年：九百二十萬美元），此乃根據按現行之加權平均利率13.4%（二零零四年：11.3%）計算折現之現金流量釐定。應收賬款、其他應收款項及預付款項之非即期部分之加權平均有效利率為8.8%（二零零四年：11.3%）。

應收貿易賬款之賬齡分析如下：

	綜合賬	
	2005	2004
	百萬美元	百萬美元
0至30日	148.5	145.5
31至60日	8.8	6.0
61至90日	6.0	12.2
超過90日	10.0	6.6
總計	173.3	170.3

由於集團之應收貿易賬款與大量不同客戶有關，因而並無集中信貸風險。

Indofood給出口顧客六十日付款期及本地顧客平均三十日付款期。Metro Pacific方面，應收有關物業銷售合約賬款按一至五年期以分期形式收取。

(E) 按照香港公認會計準則編製，有關集團主要聯營公司PLDT之附加財務資料如下。

	PLDT	
	2005	2004
		（重新列示）
	百萬美元	*百萬美元*
經營業績		
營業額	2,201.3	2,053.7
除稅前溢利	790.4	484.7
除稅後溢利	788.3	392.6
溢利淨額	580.9	393.9
資產淨值		
流動資產	952.4	834.7
長期資產	3,793.9	4,228.5
資產總值	4,746.3	5,063.2
流動負債	(1,067.5)	(1,016.8)
長期負債及撥備	(2,369.3)	(3,200.6)
負債總額	(3,436.8)	(4,217.4)
少數股東權益	(21.9)	(16.1)
12月31日之資產淨值	1,287.6	829.7

(F) PLDT於一九二八年十一月二十八日按菲律賓法例成立，於菲律賓提供電訊服務。PLDT的牌照最初限於五十年期，之後兩次每次延續二十五年，而上一次延續額外二十五年期至二零二八年年底。按其於一九九一年八月二十四日之已修訂牌照，PLDT獲授權可於菲律賓境內及菲律賓與其他國家之間提供任何種類的電訊服務。PLDT按菲律賓電訊管理局法章經營，法章包括（但不限於）批准PLDT提供之主要服務及PLDT的若干收費。

(G) 本集團已終止確認其應佔Prime Media Holdings, Inc.虧損，此乃由於此應佔該聯營公司之虧損已全面對銷本集團於此投資之成本。本集團於本年度及累計應佔該聯營公司之未確認虧損分別為零（二零零四年：十萬美元）及七百九十萬美元（二零零四年：七百九十萬美元）。

(D) Metro Pacific集團對本集團物業及運輸業務分部（參閱附註4）作出貢獻。自二零零一年第四季以來，Metro Pacific集團一直未能履行其債務償還責任。Metro Pacific能否繼續經營視乎多項因素而定，當中包括其償還或重組債務責任之能力、能否進行債務再融資及能否成功推行振興業務及締造足夠現金流量之計劃，以確保業務維持運作及有利可圖。於減債計劃開始後，成功將其母公司之債務責任由二零零一年十二月三十一日之一百一十七億披索（二億二千四十萬美元）減至二零零五年十二月三十一日之七億三千二百萬披索（一千三百八十萬美元）。於二零零五年十二月三十一日之七億三千二百萬披索（一千三百八十萬美元）未償還債務中，五億二千五百萬披索（九百九十萬美元）目前有待落實文件，Metro Pacific預期該筆五億二千五百萬披索（九百九十萬美元）款額將可於二零零六年年底前清付。

Nenaco（一間Metro Pacific擁有99.0%權益之附屬公司）已於二零零四年十月四日就其企業復興計劃獲得馬尼拉地區審訊法院(Manila Regional Trial Court)批准。Nenaco取得有關批准後，將會透過加強市場推廣及經營效率，集中提升盈利能力。

15. 聯營公司

	綜合賬	
	2005	**2004**
		（重新列示）
	百萬美元	*百萬美元*
股份之原值		
一上市	1,324.6	1,266.7
一非上市	44.1	22.0
應佔收購後儲備	(987.7)	(1,132.1)
借予聯營公司之貸款	0.7	12.3
總計	381.7	168.9

(A) 於二零零五年十二月三十一日，上市及非上市投資均處於海外。

(B) 於二零零五年十二月三十一日，上市投資之市場價值為十四億九千五百四十萬美元（二零零四年：十億二百七十萬美元），已收及應收股息淨額為三千八百九十萬美元（二零零四年：無）。

(C) 借予聯營公司之貸款並無抵押、零利息及無固定還款期。借予聯營公司之貸款之賬面值約相當於其公平價值。

(D) 董事會認為對集團業績或資產淨值有重大影響之集團主要聯營公司之詳情載列第123至124頁。

於十二月三十一日油棕櫚樹之實際量度如下：

	綜合賬	
	2005	2004
	公頃	*公頃*
已成熟之種植園	58,064	53,542
未成熟之種植園	3,344	898
總計	61,408	54,440

本集團之種植園主要指由Indofood擁有之油棕櫚樹。該等油棕櫚樹乃專為生產鮮果實串而種植，以供製造天然棕櫚油及橄欖油。種植園之公平價值乃參考天然棕櫚油及橄欖油於市場之預期售價後而釐定。釐定種植園公平價值時作出之重大假設如下：

(A) 假設並無進行全新／重新種植活動。

(B) 油棕櫚樹平均壽命為二十三年，以一個管理妥善之種植系統為基礎，油棕櫚樹生長之首三年為未成熟期，其後二十年為成熟期或具備生產能力。

(C) 油棕櫚樹每公頃產量以印尼棕櫚研究中心之準則為基礎，並隨著油棕櫚樹之平均壽命改變。

(D) 計算折現現金流量時採用折讓率20.5%（二零零四年：21.7%），即Indofood種植園營運之個別資產折讓率。

Indofood種植之油棕櫚樹於二零零五年生產一百三十萬噸（二零零四年：一百四十萬噸）鮮果實串。二零零五年所收割鮮果實串之公平價值於收割時計算，達九千一百三十萬美元（二零零四年：一億一千二百八十萬美元）。

14. 附屬公司

	公司賬	
	2005	2004
	百萬美元	*百萬美元*
非上市股份之原值	1,115.2	1,115.6
減減值撥備	(368.4)	(421.4)
總計	746.8	694.2

本公司之上市附屬公司乃透過中介控股公司持有。

(A) 應收附屬公司款項並無抵押，年利率介乎零至7.0%（二零零四年：年利率介乎零至5.0%）及毋須於一年內償還。本公司應收附屬公司款項之賬面值與其公平價值相若。

(B) 應付附屬公司款項並無抵押，年利率介乎零至8.4%（二零零四年：年利率介乎零至8.4%）及毋須於一年內償還。

(C) 董事會認為對集團業績或資產淨值有重大影響之主要附屬公司之詳情載列於第123至124頁。

	土地及樓宇 *百萬美元*	機器、設備及輪船 *百萬美元*	綜合賬總計（重新列示） *百萬美元*
原值			
2004年1月1日結算	238.1	775.2	1,013.3
外匯折算	(18.6)	(59.6)	(78.2)
添置	16.9	44.0	60.9
收購附屬公司 *(附註33(D))*	8.6	12.2	20.8
出售	(4.6)	(3.7)	(8.3)
2004年12月31日結算	240.4	768.1	1,008.5
累積折舊及減值			
2004年1月1日結算	49.6	291.9	341.5
外匯折算	(4.4)	(26.9)	(31.3)
年內折舊	9.5	43.6	53.1
出售	(0.1)	(2.1)	(2.2)
2004年12月31日結算	54.6	306.5	361.1
賬面淨值2004年12月31日結算	185.8	461.6	647.4

(A) 主要折舊年率：

永久業權土地	無
永久業權樓宇	2.5%至20.0%
租賃土地及樓宇	租約年期或2.5%至20%之較低者
機器、設備及輪船	2.5%至50.0%

(B) 土地及樓宇為香港以外之可永久保有及租賃之物業。

(C) 賬面淨值共二千九百四十萬美元（二零零四年：二千三百四十萬美元）之物業及設備已被用作為若干集團銀行融資的按揭抵押品（附註26(D)）。

13. 種植園

	綜合賬	
	2005 *百萬美元*	**2004** *百萬美元*
1月1日結算	147.4	160.0
外匯折算	(8.8)	(14.3)
收購附屬公司 *(附註33(D))*	18.1	–
公平價值變動所產生之收益減估計銷售時之成本淨額	12.3	1.7
12月31日結算	169.0	147.4

公司溢利減虧損減少一百二十萬美元(二零零四年:無)調整及(ii)相等於用於計算每股基本盈利之年內已發行普通股加權平均數三十一億八千六百七十萬股(二零零四年:三十一億八千六百萬股)加上假設年內所有本公司之購股權被視為獲行使而按零代價發行普通股之加權平均數二千八百四十萬股(二零零四年重新列示:無)之股份基礎計算。

由於計及本公司一間全資擁有附屬公司發行之可轉換票據令每股盈利增加,故此,可轉換票據因而對年內每股基本盈利具有反攤薄影響及並無用作計算每股攤薄盈利。

12. 物業及設備

	土地及樓宇 *百萬美元*	機器、設備及輪船 *百萬美元*	綜合賬總計 *百萬美元*
原值			
2005年1月1日結算	240.4	768.1	1,008.5
外匯折算	(8.1)	(30.4)	(38.5)
添置	17.0	39.6	56.6
收購附屬公司 *(附註33(D))*	2.7	–	2.7
出售	(6.0)	(15.0)	(21.0)
重新分類	–	3.6	3.6
2005年12月31日結算	246.0	765.9	1,011.9
累積折舊及減值			
2005年1月1日結算	54.6	306.5	361.1
外匯折算	(1.9)	(9.4)	(11.3)
年內折舊	11.0	51.6	62.6
出售	(0.7)	(12.5)	(13.2)
重新分類	–	(10.2)	(10.2)
2005年12月31日結算	63.0	326.0	389.0
賬面淨值2005年12月31日結算	183.0	439.9	622.9

9. 母公司權益持有人應佔溢利

母公司權益持有人應佔溢利包括匯兑及衍生工具虧損淨額一千八百五十萬美元(二零零四年:一千五百九十萬美元)(主要因衍生工具公平價值變動及折算未有對沖以外幣結算之借貸而產生),以及非經常性收益淨額四百三十萬美元(二零零四年:二千三百萬美元)。

匯兑及衍生工具虧損分析

	2005 *百萬美元*	2004 *百萬美元*
匯兑及衍生工具(虧損)/收益		
一附屬公司	(42.0)	(33.4)
一聯營公司	19.0	(5.4)
小計	(23.0)	(38.8)
税項及少數股東權益應佔部分	4.5	22.9
總計	(18.5)	(15.9)

二零零五年之非經常性收益淨額主要包括Indofood就成立一間合營公司所收取之商譽補償四百八十萬美元及Metro Pacific與若干債權人就債務達成協議所作出之一次性調整,部份被因攤薄本集團於PLDT之1.4%權益而錄得之六百三十萬美元虧損所抵銷。二零零四年之非經常性收益淨額主要包括出售Escotel 49%權益所得收益(一千七百一十萬美元)。

截至二零零五年十二月三十一日止年度,母公司權益持有人應佔溢利已包括本公司應佔溢利三億五千八十萬美元(二零零四年重新列示:一億三千三十萬美元),主要由於本公司對附屬公司於PLDT持有之投資價值之減值撥備作出回撥。

10. 普通股股息

	每股普通股(美仙)		百萬美元	
	2005	2004	2005	2004
中期	0.13	–	4.1	–
末期擬派	0.26	–	8.2	–
總計	0.39	–	12.3	–

本年度末期擬派股息須待本公司股東於應屆股東週年大會批准。

11. 每股盈利

每股基本盈利乃按年內母公司權益持有人應佔溢利一億三百萬美元(二零零四年重新列示:一億二千三百九十萬美元),及年內已發行普通股加權平均股數三十一億八千六百七十萬股(二零零四年:三十一億八千六百萬股)計算。

每股攤薄盈利乃按:(i)相當於年內母公司權益持有人應佔溢利一億三百萬美元(二零零四年重新列示:一億二千三百九十萬美元),經假設(a)本公司行使期權以增加其於Level Up之權益及(b)轉換PLDT所發行具攤薄影響之可換股優先股及購股權所導致之應佔聯營

包括於應佔聯營公司溢利減虧損之稅項為一千九百二十萬美元（二零零四年重新列示：二千二百四十萬美元），其分析如下。

	2005	2004
		（重新列示）
	百萬美元	*百萬美元*
聯營公司－海外		
本期稅項	38.5	31.7
遞延稅項	(19.3)	(9.3)
總計	19.2	22.4

除稅前溢利乘以適當稅率與綜合損益計算表所示之稅項數額之對賬如下。

	2005		2004	
			（重新列示）	
	百萬美元	%	*百萬美元*	%
除稅前溢利（包括一項已終止業務溢利）	165.4		200.1	
以有關國家適用利得稅稅率計算除稅前溢利的名義稅項	73.7	44.6	70.4	35.2
下列各項之稅務影響：				
－不可扣減之開支	2.7	1.6	0.1	–
－應佔聯營公司之溢利減虧損	(51.8)	(31.3)	(34.9)	(17.4)
－毋須繳稅之收入	(0.1)	(0.1)	(6.4)	(3.2)
－其他	2.1	1.3	2.7	1.3
稅項	26.6	16.1	31.9	15.9
應佔部份：				
持續業務	26.6	16.1	31.9	15.9
一項已終止業務	–	–	–	–
	26.6	16.1	31.9	15.9

8. 年內一項已終止業務溢利

二零零四年一項已終止業務溢利指本集團出售其於Escotel（一家於印度經營之公司）全部49%權益後所錄得一千七百一十萬美元之收益，以及本集團應佔Escotel出售前溢利一百七十萬美元。

6. 除税前溢利

	附註	2005 百萬美元	2004 (重新列示) 百萬美元
除税前溢利已(扣除)／計入			
出售存貨成本		(1,182.1)	(1,201.5)
僱員酬金	*35(A)*	(198.6)	(193.7)
折舊	*12*	(62.6)	(53.1)
匯兑及衍生工具虧損淨額		(42.0)	(33.4)
提供服務成本		(52.7)	(31.9)
經營租約租金			
－土地及樓宇		(11.8)	(12.7)
－廠房及設備租賃		(0.8)	(1.6)
－其他		–	(6.0)
攤薄一間附屬公司及一間聯營公司權益之虧損		(6.3)	(3.0)
確認預付土地費用		(4.2)	(2.2)
呆賬撥備(已包括於分銷成本內)		(4.8)	(1.4)
核數師酬金			
－核數服務		(1.2)	(1.4)
－其他服務		(0.6)	(0.1)
商譽攤銷(已包括於其他經營開支淨額內)	*17*	–	(1.5)
減持投資之收益淨額		–	11.0
可供出售資產／投資之未變現收益		–	2.2
出售物業及設備之(虧損)／收益		(0.7)	1.8
種植園公平價值變動之收益	*13*	12.3	1.7
出售可供出售資產／投資之已變現收益／(虧損)		5.6	(3.3)
業務合併所得超出成本之餘額確認為收入(已包括於其他經營開支淨額內)		2.7	–
可供出售資產／投資之股息收入		1.0	–

7. 税項

由於本集團年內於香港並無估計應課税溢利(二零零四年：無)，故並無就香港利得税作出撥備(二零零四年：無)。香港以外地區應課税溢利之税項則按本公司的附屬公司於各營業國家之適用税率撥備。

	2005 百萬美元	2004 (重新列示) 百萬美元
附屬公司－海外		
本期税項 *(附註27)*	28.9	30.6
遞延税項 *(附註20)*	(2.3)	1.3
總計	26.6	31.9

按主要地區市場－2004

	菲律賓 *百萬美元*	印尼 *百萬美元*	總公司 *百萬美元*	2004 （重新列示） 總計 *百萬美元*
分部收入－營業額	58.8	1,995.8	–	2,054.6
分部資產	122.7	1,796.1	42.3	1,961.1
聯營公司	167.5	1.4	–	168.9
不作分類資產				38.7
資產總值				2,168.7
資本開支	3.5	101.6	–	105.1

5. 借貸成本淨額

	2005 *百萬美元*	2004 *百萬美元*
銀行貸款及其他貸款		
－須於5年內全數償還	113.0	122.1
－毋須於5年內全數償還	2.2	4.5
借貸成本總額	115.2	126.6
減利息收入	(7.9)	(14.7)
借貸成本淨額	107.3	111.9

按主要地區市場－2005

	菲律賓 百萬美元	印尼 百萬美元	其他 百萬美元	總公司 百萬美元	2005 總計 百萬美元
分部收入－營業額	62.7	1,923.4	–	–	1,986.1
分部資產	116.4	1,578.8	–	199.7	1,894.9
聯營公司	363.9	3.5	14.3	–	381.7
不作分類資產					70.5
資產總值					2,347.1
資本開支	6.2	50.4	–	–	56.6

按主要業務活動－2004

	電訊 百萬美元	消費性食品 百萬美元	地產及運輸 百萬美元	總公司 百萬美元	2004 （重新列示） 總計 百萬美元
損益計算表					
分部收入－營業額	–	1,995.8	58.8	–	2,054.6
分部業績	–	189.1	34.2	(16.0)	207.3
借貸成本淨額					(111.9)
應佔聯營公司溢利減虧損	87.8	(1.8)	(0.1)	–	85.9
除税前溢利					181.3
税項					(31.9)
年內持續業務溢利					149.4
年內一項已終止業務溢利					18.8
年內溢利					168.2
資產及負債					
分部資產	–	1,796.1	122.7	42.3	1,961.1
聯營公司	140.7	1.4	26.8	–	168.9
不作分類資產					38.7
資產總值					2,168.7
分部負債	–	229.6	104.7	55.2	389.5
不作分類負債					1,188.1
負債總額					1,577.6
其他資料					
資本開支	–	101.6	3.5	–	105.1
折舊及攤銷	–	53.7	0.9	–	54.6
匯兑及衍生工具虧損淨額	–	33.1	0.3	–	33.4
其他非現金開支	–	1.4	9.2	7.4	18.0

4. 營業額及分部資料

	2005 百萬美元	2004 百萬美元
營業額		
出售貨品及物業	1,946.3	2,022.5
提供服務	39.8	32.1
總計	1,986.1	2,054.6

分部資料

分部資料按本集團業務活動及地區市場分部列示如下。以業務活動分部資料作為本集團基本分部呈報方式，因其與本集團所作之營運及財務決策較為相符。本集團主要投資的詳情載於第123至124頁。有關一項已終止業務之詳情載於附註8。

按主要業務活動－2005

	電訊 百萬美元	消費性食品 百萬美元	地產及運輸 百萬美元	總公司 百萬美元	2005總計 百萬美元
損益計算表					
分部收入－營業額	–	1,923.4	62.7	–	1,986.1
分部業績	–	164.8	28.8	(58.6)	135.0
借貸成本淨額					(107.3)
應佔聯營公司溢利減虧損	141.8	(4.2)	0.1	–	137.7
除税前溢利					165.4
税項					(26.6)
年內溢利					138.8
資產及負債					
分部資產	–	1,578.8	116.4	199.7	1,894.9
聯營公司	364.4	3.5	13.8	–	381.7
不作分類資產					70.5
資產總值					2,347.1
分部負債	–	273.6	56.9	95.4	425.9
不作分類負債					1,214.5
負債總額					1,640.4
其他資料					
資本開支	–	50.4	6.2	–	56.6
折舊	–	57.4	5.2	–	62.6
匯兑及衍生工具虧損淨額	–	16.6	–	25.4	42.0
其他非現金開支	–	2.1	2.7	11.5	16.3

(g)　退休金及其他退休福利

本集團就界定福利之承擔及成本乃按其所選就計算有關金額之精算所用若干假設釐定。該等假設其中包括折讓率、計劃資產預期回報、薪金及退休金水平增加及僱員平均尚餘工作年期。按照香港公認會計準則，實際結果與本集團假設之差異於產生時即時於損益計算表確認。儘管本集團相信其假設屬合理恰當，本集團實際經驗之重大差別或本集團假設之重大變動均可能對其退休金及其他退休承擔構成重大影響。

(h)　所得稅

釐定本集團所得稅撥備時須作出重大估計一般業務過程中有大量難以確定最終稅項之交易及計算。本集團按估計是否須就預計稅務審核事宜繳付額外稅項而確認負債。倘此等事宜之最終稅項與初步記錄之金額有所不同，有關差額將影響作出有關計算期間之所得稅撥備。

(i)　種植園公平價值之計算

香港公認會計準則規定本集團必須就其種植園按公平價值減估計銷售時之成本列賬，當中須作出大量會計估計。公平價值重大部份之計算乃按假設釐定，包括種植園之平均壽命、每公頃產量、種植園面積及折讓率。倘本集團應用其他假設，公平價值變動金額將有所不同。種植園公平價值之任何變動將會直接影響本集團溢利及虧損與權益。

(j)　衍生工具負債

香港公認會計準則規定本集團必須就所發行可轉換票據附帶之購股權按公平價值列賬，當中須作出大量會計估計。公平價值重大部份之計算乃按包括可轉換票據之成交價、有關之PLDT股份之預期波幅及平均市場利率等假設釐定。倘本集團應用其他假設，公平價值變動金額將有所不同。可轉換票據公平價值之任何變動將會直接影響本集團溢利及虧損與權益。

(k)　以權益支付之購股權開支

香港公認會計準則規定本集團必須就本公司及其附屬公司所發行購股權按公平價值列賬，當中須作出大量會計估計。公平價值重大部份之計算乃按包括預期波幅及股息率及平均無風險利率等假設釐定。倘本集團應用其他假設，公平價值變動金額將有所不同。購股權公平價值之任何變動將會直接影響本集團溢利及虧損。

釐定物業及設備以及種植園於購入日期之公平價值時，須予確定預期自持續使用而產生之日後現金流量（即使用價值）及最終出售該等資產，本集團須就此作出可能對綜合財務報表構成重大影響之估計及假設。日後事件或會導致本集團斷定與其中一項收購業務相關之物業及設備以及種植園需被減值。因而產生之減值虧損或會對財政狀況及營運業績構成重大負面影響。

編製估計日後現金流量涉及重大估計。儘管本集團相信其假設屬恰當合理，惟其假設之重大變動或會對其可收回價值之評估構成重大影響，且或會根據香港公認會計準則作出日後額外減值支出。

(c)　遞延稅項資產

本集團於每個資產負債表結算日檢討其賬面值，並於不再可能有足夠應課稅溢利可用以抵銷全部或部份遞延稅項資產時調減遞延稅項資產。然而，並無保證本集團將產生足夠應課稅溢利可用以抵銷全部或部份已確認遞延稅項資產。

(d)　金融資產及負債

香港公認會計準則規定本集團必須按公平價值將其若干金融資產及負債列賬，即須作出大量會計估計。公平價值計量主要部份乃以可核證客觀證據（即匯率及利率）釐定，倘本集團採用其他估值方法，則公平價值變動金額或會有所不同。金融資產及負債公平價值之任何變動均會直接影響本集團之綜合溢利及虧損與權益。

(e)　估計呆賬準備

本集團按兩個方法估計其應收賬款有關之呆賬準備。使用此等方法中任何一項方法計算之金額會合併以釐定其撥備之總額。首先，本集團於得悉若干客戶無法履行其財務承擔時評估特定賬目。於該等情況，本集團按其所得最佳事實及狀況作出判斷，包括但不限於與有關客戶之關係長短，及按第三方信貸報告及已知市場因素作出之客戶現行信貸狀況，按本集團預期收回之應收款項金額作出調減，以記錄客戶個別撥備。由於所獲取進一步資料影響所估計金額，故此等個別撥備會被重新評估及調整。其次，本集團按應收款項賬齡某一百分比釐定撥備。該百分比乃按過往收回款項狀況、撇銷及其客戶付款期記錄及變動整體作出評估。

倘本集團作出不同估計，則就任何期間所記錄開支之金額及時間均會有所不同。本集團之呆賬準備增加將會導致其所記錄之經營開支增加及流動資產減少。

(f)　估計存貨準備

本集團按最佳可獲取事實及狀況估計其存貨準備，包括但不限於存貨本身狀況（即是否已損毀或全部或部份過時）、其市場售價、估計完成成本及估計銷售產生之成本。由於所獲取進一步資料影響所估計金額，故有關撥備會被重新評估及調整。

(u) *待售非流動資產*

待售非流動資產指其賬面值可透過銷售交易而非通過持續使用收回之資產。就此，資產必須可以其現況即時出售，而僅受出售該等資產之一般及慣常條款所規限，且有關出售極有可能進行。待售非流動資產乃按其賬面值或公平價值減出售成本之較低者列賬。

3. 重要會計判斷及估計

(A) 判斷

於應用本集團會計政策時，除涉及估計之判斷外，管理層作出以下對財務報表中所確認金額影響重大之判斷：

金融資產及金融負債之分類

本集團透過判斷資產及負債是否符合香港會計準則第39號所界定金融資產及金融負債將若干資產及負債分類為金融資產及金融負債。按此，金融資產及金融負債按照財務報表附註2(E)(r)所載本集團會計政策列賬。

(B) 估計項目之不肯定因素

有關未來之主要假設以及於資產負債表結算日其他主要估計項目不肯定因素之來源（其有導致下個財政年度內資產及負債賬面值須作出重大調整之重大風險）以論述如下。

(a) *估計物業及設備之可用年期及剩餘價值*

本集團按預期資產備妥可用之期間估計其物業及設備之可用年期及剩餘價值。物業及設備之估計可用年期及剩餘價值會每年檢討，並在基於耗損、技術或商業上過時及使用資產之法定或其他限制預計有別於早前估計時更新。此外，本集團按其對行業慣例、內部技術評估及類似資產之經驗整體評估物業及設備之可用年期及剩餘價值。然而，日後營運業績或會因估計受到上述因素變更所產生變動之重大影響。就任何期間記錄開支之金額及時間均受該等因素及狀況變動所影響。倘本集團物業及設備之估計可用年期及剩餘價值減少，其已記錄折舊開支將會增加，而非流動資產將會減少。

(b) *資產減值*

香港公認會計準則規定必須於出現若干減值跡象時進行減值檢討。就商譽而言，有關資產須每年及於有跡象顯示有關資產可能減值時檢測減值。

購買會計法須作出大量會計估計，以將購買價分配至所購入資產及負債之公平市值，包括無形資產及或有負債。本集團業務收購所產生商譽，過往就定期攤銷支出影響其營運業績。然而，本集團根據香港公認會計準則自二零零五年一月一日起不再攤銷商譽，而定期就商譽進行減值測試。

衍生工具將按下列基準確認為對沖項目：(i)預期對沖交易可有效地抵銷所對沖風險應佔之公平價值或現金流量變動，(ii)對沖之有效性能可靠地計量；(iii)對沖生效時有足夠文件記錄對沖關係；及(iv)就現金流量對沖而言，預期進行對沖之交易必須極具可能性，且必須顯示最終可影響溢利或虧損之現金流量波動風險。

就對沖會計而言，對沖可分為公平價值對沖，以對沖已確認資產或負債及公司承擔的公平價值變動之風險；或現金流量對沖，以對沖與已確認資產或負債或預計交易有關的特定風險所引起的現金流量變化風險。

就符合特別對沖會計條件之公平價值會計而言，按公平價值重新計算所產生之任何收益或虧損即時於損益計算表確認。對沖風險應佔之對沖項目所產生任何收益或虧損乃調整至對沖項目之賬面值並於損益計算表確認。

就現金流量對沖而言，釐定為有效對沖之對沖工具之收益或虧損乃直接於權益確認，而無效部分則於綜合損益計算表確認。於權益累計之收益或虧損乃轉撥至對沖項目影響溢利及虧損同期之損益計算表。

就不符合資格進行對沖會計之衍生工具而言，公平價值變動所產生之任何收益或虧損乃直接於損益計算表確認。

對沖會計將於對沖工具到期或出售、終止或獲行使，或不再合資格作對沖會計時終止確認。屆時，任何於權益確認之對沖工具之累積收益或虧損將仍然計入權益，直至預期進行之交易出現。倘預期進行之交易將不會出現，任何先前於權益確認之累積收益或虧損淨額將轉撥至損益計算表。

(t)　有關連人士

下列各方被視為本集團之有關連人士：

(I)　透過一名或多名中介人直接或間接(i)控制本集團或受本集團控制或共同控制；(ii)於本公司擁有權益，可對本集團行使重大影響力；或(iii)擁有本集團之共同控制權；

(II)　該方為相聯法團；

(III)　該方為共同控制實體；

(IV)　該方為本集團主要管理層人員；

(V)　該方為第(I)或(IV)項所述任何人士之直系親屬；

(VI)　該方為直接或間接受第(IV)或(V)項所述人士控制、共同控制或可行使重大影響力，或擁有重大投票權之實體；或

(VII)　該方為本集團為僱員而設立終止受僱後之福利計劃或屬本集團有關連之實體。

本集團成為金融工具合約條文之訂約方時，於綜合資產負債表內確認金融資產或金融負債，並於本集團不再控制有關金融工具現金流量之合約權利（一般情況指金融工具被出售或金融工具應佔之所有現金流量已到期或已轉讓予一名獨立第三方）時終止確認金融資產。就金融資產一般方式購買或出售而言，則須按交收日會計法（按適用情況）確認及終止確認。

根據香港會計準則第39號所界定之金融資產可分為按公平價值計入溢利及虧損之金融資產、貸款及應收款項、持至到期之投資及可供出售金融資產（視適用者而定）。金融資產及金融負債初步按公平價值確認。除按公平價值計入溢利或虧損之金融工具外，交易成本乃計入初次計量所有金融資產及負債。公平價值乃參考交易價格或其他市價釐定。倘未能準確計算市價，代價之公平價值乃以所有未來現金付款或收款之總和，並按具有相近到期日之類似金融工具之現行市場利率折讓作出估計。

初次確認後，下列金融資產及負債乃利用實際利率法按攤銷成本計算：(i)貸款及應收款項；(ii)持至到期之投資；及(iii)按公平價值計入溢利或虧損之負債以外之金融負債。可供出售金融資產乃按公平價值計算，而損益或虧損則確認為權益當中一個獨立部分，直至終止確認有關投資或直至有關投資出現減值，屆時先前呈報於權益之累積收益或虧損將計入損益計算表。

非上市股本證券及與此有關之衍生工具之投資乃按成本值計算。

折讓及溢價之攤銷乃直接於綜合損益計算表確認。按(i)所有衍生工具（合資格作對沖會計處理者除外）；(ii)其他持有並作經常買賣之項目投資；及(iii)初步指定為「按公平價值計入溢利或虧損」持有之任何項目之公平價值計算之金融資產及金融負債之公平價值變動乃直接於損益計算表確認。可供出售證券之公平價值變動乃於權益確認，惟可供出售債務證券之匯率波動及利息部分除外，該等項目乃按資產之實際利率直接於期內溢利或虧損淨額確認。

金融資產及負債包括應收款項、應付款項及股本證券等可作為主要工具之金融工具，或金融期權、期貨及遠期工具、利率掉期及貨幣掉期等衍生工具。

金融工具按照合約安排之性質分類為金融負債、金融資產或權益。包含負債及權益部份之金融工具分開列作金融負債、金融資產及權益工具。有關金融工具之利息、股息、收益及虧損或屬金融負債一部份乃呈報為開支或收入。向金融工具持有人之分派分類為權益，並直接於權益扣除。金融工具於本集團擁有合法可強制執行權利抵銷，而本集團擬按淨值基準清償債務或同時變現資產及清償債務時抵銷。

(s) 衍生工具

本集團利用長期貨幣掉期、外幣期權、利率掉期及遠期貨幣合約等衍生金融工具對沖其與外幣及利率波動相關之風險。該等衍生金融工具乃按公平價值列賬。

當以權益結算報酬的條款修訂時，會確認最少的支出，猶如條款並無修訂。因修訂產生的任何交易價值增加均會按修訂日之計算確認支出。

當以權益結算報酬註銷時，會視作報酬已於註銷當日已歸屬處理，而報酬任何尚未確認的支出會即時確認。然而，倘註銷的報酬以新報酬替代，並指定為授出當日的替代報酬，則該項註銷及新報酬會如上段所述被視為原有報酬之修訂處理。

(IV) 以現金支付之交易

本集團之聯營公司向合資格主要行政人員及顧問授出股份獎勵權，並確認所獲提供服務及就該等服務繳付款項之負債為合資格主要行政人員及顧問於歸屬期所提供服務。有關負債初步及於每個結算日運用期權估值模式按股份獎勵權之公平價值，並計及授出股份獎勵權之條款及條件以及合資格主要行政人員及顧問直至當日為止所提供服務計算，直至清償負債為止。負債清償前，於各結算日之任何公平價值變動將於損益計算表確認。

(V) 結轉之有薪假期

集團根據僱用合約，按曆年向僱員提供有薪假期。在若干情況下，於資產負債表結算日尚未享用之有薪假期可以結轉，並由有關僱員於翌年享用。集團就此等由僱員於年內獲取並結轉之有薪假期，於資產負債表結算日計算預期之未來支出並予以入賬。

(q) 借貸成本

借貸成本指借入資金所產生的利息及其他成本。其他成本包括外幣貸款的匯兌差額。外幣貸款產生之匯兌差額計入借貸成本，包括作為利息支出的調整。

借貸成本於其產生年度計入損益計算表內。惟如資產須經長時間籌備才可作擬訂的用途或出售，而有關之借貸成本為直接歸屬於該資產的購置、建築或生產，則撥作資本處理。

(r) 金融資產／投資及金融負債

截至二零零四年十二月三十一日止年度適用：

短期投資為按公平價值列賬之證券。於每個資產負債表結算日，短期投資公平價值變動所產生之未變現收益及虧損會於損益計算表中被確認。

出售短期投資之收益或虧損指有關投資之出售代價淨額與其賬面值之差額，將於產生時在綜合損益計算表中被確認。

截至二零零五年十二月三十一日止年度適用：

倘可以優惠價購買、於租期完結時可轉讓業權，或有最低租賃付款之經營租賃承擔撥備相當於該物業之公平市值，該等撥備均被資本化。有關承擔乃確認為負債。融資租約款項乃分配至財務支出及經營租約負債減值，以就負債之餘額達至固定息率。融資租約導致資產產生折舊支出以及於該等期間產生借貸成本。財務支出直接自現有業務扣除。租賃資產之折舊政策與所持可折舊資產之政策一致。

(p) *僱員福利*

(I) 退休金責任

集團設有界定供款及界定福利退休計劃。

集團及僱員為界定供款計劃之供款額是以僱員基本薪金的百分率計算。集團為界定供款計劃之供款額會以實際的支出入賬，並會沒收因僱員在未獲得授予全數集團供款前離開該計劃的供款，用以減少集團之未來供款。

界定福利供款是根據退休計劃資產的價值及尚欠退休金責任精算現值（根據將來事件的影響作評估，並根據精算評估法以預測單位信貸方法釐定）計算。界定福利計劃之成本，有系統地從溢利中計付，以便將有關成本於受惠的僱員的預計剩餘服務期內分攤。精算收益及虧損於綜合損益計算表立刻被確認。

(II) 長期服務金

集團部份僱員可於離職時獲發長期服務金，而集團已就未來可能支付之長期服務金提撥準備。此準備乃根據僱員於資產負債表結算日將可因服務於集團而享有之長期服務金，按最可靠之估計而提撥。

(III) 以權益支付之交易

與僱員進行的權益支付交易乃參考授出購股權當日的公平價值計算。公平價值乃按期權定價模式釐定。評估權益支付交易之價值時，不會計及任何表現條件，惟與有關股份價格相關的條件（市場條件）除外。

以權益支付交易的成本會於達到表現條件的期間內確認，直至相關僱員完全享有該報酬之日（歸屬日）為止，並於權益作相應調高。由每個結算日直至歸屬日就以權益支付交易確認的累積支出反映歸屬期屆滿情況以及按最佳估算將會歸屬的報酬數目。

最終不會歸屬的報酬將不會被確認為支出，惟歸屬附帶市場條件之報酬除外，該等報酬不論有關市場條件是否已達成均會視作歸屬處理，惟其他所有表現條件必須已達成。

(III) 集團公司

集團旗下所有實體的功能貨幣如與呈報貨幣不同（其中並無涉及嚴重通脹經濟體系的貨幣），其業績和財務狀況均按以下方法換算為呈報貨幣：

(i) 每項資產負債表的資產及負債均按照該資產負債表結算日的匯率換算；

(ii) 每項損益計算表的收入和支出均按照平均匯率換算；及

(iii) 所有匯兌差異均確認為權益內之獨立部份。在編製綜合賬目時，換算海外實體投資淨額和換算指定作有關投資之對沖項目的借貸及其他貨幣工具所產生的匯兌差異，均計入權益內。當出售海外業務時，該等匯兌差異將於損益計算表內確認為出售收益或虧損一部份。

因收購海外實體而產生之商譽及公平價值調整，均視作該海外實體之資產及負債處理，並按結算日的匯率折算。

(m) 營業額及確認收入

營業額為集團日常業務範圍內向第三者銷售貨品及物業或提供服務的已收及應收之金額。銷貨之營業額在售出貨品將所有權轉讓予買家時入賬。服務之營業額則按所指服務完成階段可明確地衡量時入賬。

(n) 分部資料

分部是指集團提供之若干商品或服務可區別的業務部份（業務分部），或於特定的經濟環境內（地區分部）提供產品或服務。此等分部是根據其與其他分部在風險及回報上之不同而區分。

分部之收入、支出、業績、資產及負債包括直接應佔分部之項目及其他在合理的原則上應歸納於該分部之項目。該等項目未包括集團內部之結算，而集團內部交易會於計算綜合賬目過程中抵銷。

分部資本支出乃屬年內收購分部資產之總支出，而該等分部資產預計使用超過一年。總公司及其他項目主要包括總公司資產、借貸及費用。

(o) 經營租約

資產所有權之風險及報酬實際上全部歸出租公司所有之租約均為經營租約。倘本集團為承租人，經營租約之應付租金均按直線法於租約期內記錄在損益計算表內。

就經營租賃項下土地租賃而作出的預付土地費用初步按成本值列賬，其後於租賃期內按直線基準確認為開支。

(k) *收購及出售業務之會計準則*

(I) 業績

收購或出售之附屬或聯營公司，其業績由收購生效日期起計或計至出售生效日期止。

(II) 公平價值調整

就收購附屬或聯營公司權益時，收購成本將被分配至收購的可分開及可予識別之資產淨值和負債淨額的公平價值。

(III) 商譽

商譽為收購之成本超逾本集團所收購之資產、負債及或有負債於收購日之公平價值。於初次確認後，商譽乃按成本減任何累積減值虧損計算。於採納香港財務報告準則第3號後，商譽不再攤銷。於二零零五年一月一日之商譽累積攤銷賬面值按該日商譽成本作出相應調減作對銷。商譽減值測試會每年或出現顯示賬面值可能減值之事件或狀況變動時更頻密進行，其金額將於有需要時作減值調減。先前確認之商譽減值虧損不予撥回。

本集團在被收購方之可識別之資產、負債及或有負債的公平淨值中所佔權益超過收購成本的差額（經重新評估後），即時在綜合損益計算表中被確認。

如屬聯營公司，商譽將計入其賬面值，而非列作綜合資產負債表中獨立已識別資產。

於二零零一年採納的會計實務準則第30號「企業合併」前進行之收購事項所產生之商譽，已於收購年度在綜合保留溢利撇銷。於採納香港財務報告準則第3號後，商譽將維持與綜合保留溢利對銷，而不會於出售與商譽有關之全部或部份業務，或於出售與商譽有關之現金產生單位出現減值時於溢利或虧損中確認。

(l) *外幣*

(I) 功能及呈報貨幣

本集團旗下每個實體之財務報表所包括之項目，均以該實體主要業務所在地區之貨幣計算（「功能貨幣」）。綜合財務報表乃以本公司之功能及呈報貨幣美元呈報。

(II) 交易及結餘

外幣交易均按交易當日之匯率換算為功能貨幣。此等交易結算以及按年結日之匯率換算外幣資產和負債而產生的匯兌收益及虧損，均於損益計算表內確認。

本期或過往期間之本期稅項及負債乃按預期可自稅務機關收回或向其繳付之金額計算。

遞延稅項負債乃採用負債法，對資產及負債之計稅基準與就財務申報該等項目之賬面值之間一切暫時差異而作出撥備（除有限的例外情況外）。

所有可予扣減暫時差異、未動用稅項資產結轉及未動用稅項虧損均予以確認遞延稅項資產（除有限的例外情況外）。遞延稅項資產賬面值於每個資產負債表結算日檢討，並予扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下，過往未確認之遞延稅項資產則予以確認。

遞延稅項資產及負債乃根據於資產負債表結算日已實施或已大致實施之稅率（及稅務法例），按資產變現時或負債償還時之預期適用之稅率予以估量。

(i)　撥備及或有負債

當集團現時因過去事項須承擔法定或推定責任時，而因此可能須以資源清償此等責任，同時此等數額可作出可靠之估計，則將撥備確認入賬。當折現的影響重大時，確認撥備之數額乃是於資產負債表結算日預期需要清償責任之將來支出的現值。因時間流逝而增加的折現值已納入損益計算表中的借貸成本淨額內。

當未必有可能需要付出經濟資源，或其數額未能可靠地估計，除非需付出之可能性極小，否則該責任將披露為或有負債。

(j)　資產減值

本公司在每個資產負債表結算日均會對有關資產減值作出評審，以釐定任何資產（包括物業、投資、商譽及其他長期資產）有否減值的跡象，或之前於早年為資產確認的減值虧損會否已不存在或有減少的跡象。如有此等跡象，將估計資產之可收回值。資產之可收回值會以資產之公平價值減出售成本及使用價值兩者較高者計算。

減值虧損只會在資產的賬面值高於其可收回值才被確認。除非資產是以重估價值列賬，而減值虧損是根據該重估資產有關的會計政策入賬，否則減值虧損會於其產生年度於損益計算表內列賬。

早前已確認的減值虧損只會因用作決定資產（除商譽外）可收回值的評估有所變動才會被回撥。可收回值將限制在不可高於早年前沒有為該資產確認減值虧損的賬面值（扣除任何折舊／攤銷後之淨額）。

除非資產是以重估價值列賬，而減值虧損回撥是根據該重估資產有關的會計政策入賬，否則減值虧損回撥會於其產生期間於損益計算表內入賬。

倘物業及設備項目部份之使用年期不同，則該項目之成本值乃於該等部份按合理基準分配，並就各部份分開折舊。

本公司定期檢討剩餘價值、可用年期及折舊方法，以確保折舊期間及方法與物業及設備項目達致經濟權益之預期模式貫徹一致。

(e)　種植園

油棕櫚樹種植園分為未成熟及已成熟種植園。當未成熟種植園開始於一年內每公頃平均出產最少四噸鮮果實串，即重新被分類為已成熟種植園。油棕櫚樹種植園自開始種植起平均需時約四年方可達至成熟。未成熟及已成熟種植園均以公平價值減估計銷售時之成本入賬。種植園之公平價值根據其預期現金流入淨額之現值釐定。種植園之公平價值增加及減少淨額將計入損益計算表。

橡膠種植園自開始種植日期起五至六年後被視為成熟。

(f)　聯營公司

聯營公司並非附屬公司，是指本集團在其股份表決權中有重大的長期權益（一般不少於20%）並可在其管理方面行使重大影響力，包括有權參與財務及營運決策過程。

於聯營公司之投資，乃採納權益會計法計算，並初步按原值確認。本集團於聯營公司之投資包括於收購時識別之商譽扣除任何累積減值虧損。本集團應佔其聯營公司收購後溢利或虧損乃於綜合損益計算表內確認，而其應佔收購後儲備變動則於綜合儲備內確認。累計收購後變動以撇銷該投資之賬面值調整。在綜合損益計算表中之聯營公司收入，乃按集團應佔聯營公司溢利減虧損列賬。

如有直接於聯營公司權益確認之變動，本集團將確認其應佔之任何變動部份，並於綜合權益變動表作出披露（如適用）。

當聯營公司投資之賬面值為零時，除非本集團已就該聯營公司承擔責任或擔保負債，否則不再繼續就該公司使用權益會計法入賬。

(g)　資產廢棄之承擔

就物業及設備項目由於收購、興建或發展及日常運作而廢棄之有關法律責任現值淨額乃於產生期間確認。

(h)　所得稅

所得稅包括本期及遞延稅項。所得稅於損益計算表內確認，或倘其與於權益直接確認之項目有關，則於權益中確認。

年內收購或出售附屬公司之業績乃按本集團取得該公司控制權之收購生效日期或截至出售之生效日期，選其適用者，在綜合損益計算表內列賬。出售附屬公司所得之收益或虧損相等於出售所得代價扣除集團所佔該公司之資產淨值（包括任何商譽賬面值應佔部份）。

年內收購之附屬公司乃以收購會計法處理。此計算方法包括分配業務合併之成本至於收購日期所收購資產、負債及或有負債之公平價值。收購成本乃按資產公平價值總額及交易日期所產生或承擔之負債加收購直接應佔之成本計算。

少數股東權益指少數股東在本公司附屬公司之業績及資產淨值中所佔之權益。

在本公司資產負債表內，附屬公司的投資是按成本減任何減值虧損撥備入賬。附屬公司之業績乃按本公司已收及應收的股息入賬。

(b)　現金及現金等值項目

資產負債表內，現金及現金等值項目包括手頭及存放於銀行之現金（沒有用途限制的定期存款）。

綜合現金流量表內，現金及現金等值項目包括手頭現金及銀行之現金（當中包括定期存款）以及短期高度流通性之投資（指其隨時可變現為可知數額之現金、價值變動的風險不大，而其到期日較短，普遍為購買後的三個月內）扣除銀行透支（需隨時償還及構成本集團現金管理其中一部份）。

(c)　存貨

存貨按成本及可變現淨值兩者中之較低者列賬。成本以先進先出法、加權平均法或流動平均法計算。就在建工程及製成品而言，包括直接材料、直接員工及經常性開支有關部份。購入用以轉售之貨品的成本包括將貨品運至其目前所在地之費用。可變現淨值之計算乃按目前預計之銷售價減估計之製造成本及銷售費用。

(d)　物業及設備

永久業權土地以原值入賬，不作折舊。其他物業及設備均按原值減累積減值虧損及累積折舊入賬。有關之折舊乃根據其估計可用年期按年率以直線法撇銷其賬面值減剩餘價值。折舊率詳情見附註12(A)。

物業及設備之初步成本包括其購買價及將該資產達致其擬定用途之工作狀態及地點直接應佔之任何成本。成本亦包括資產廢棄之承擔、於建築期間之借貸資金利息以及用作收購該等資產之外幣負債相關（並附合借貸成本定義）之外匯虧損。維修物業及設備以達至正常運作而產生之主要開支均列入損益計算表內支銷。改善物業及設備之費用撥作資金成本，並以其預計對集團之可用年期作折舊。當資產出售或廢棄，其成本、累積折舊、攤銷及減值虧損（如有）於賬目對銷，而出售產生之收益或虧損則計入損益計算表。

(D) 已頒布但未生效之香港財務報告準則之影響

本集團並無於財務報表採納下列已頒布但未生效之新訂及經修訂香港財務報告準則。除另有註明外，此等香港財務報告準則於二零零六年一月一日或之後開始之年度期間生效。

香港會計準則第1號(修訂)	「資本披露」
香港會計準則第19號(修訂)	「精算損益、集團計劃及披露」
香港會計準則第39號(修訂)	「預測集團內公司間交易之現金流量對沖會計處理」
香港會計準則第39號(修訂)	「公平價值選擇」
香港會計準則第39號及香港財務報告準則第4號(修訂)	「金融工具：確認及計量以及保險合約－財務擔保合約」
香港財務報告準則第1及6號(修訂)	「首次採納香港財務報告準則及礦產資源勘探及評估」
香港財務報告準則第6號	「礦產資源勘探及評估」
香港財務報告準則第7號	「金融工具：披露」
香港(國際財務報告詮釋委員會)－詮釋第4號	「確定安排是否包含租賃」
香港(國際財務報告詮釋委員會)－詮釋第5號	「終止運作、復原及環境修復基金產生權益之權利」
香港(國際財務報告詮釋委員會)－詮釋第6號	「參與特定市場產生之責任－廢棄電力及電子設備」
香港(國際財務報告詮釋委員會)－詮釋第7號	「應用於香港會計準則第29號「極度通貨膨脹經濟之財務報告」中之重列法」

香港會計準則第1號(修訂)將於二零零七年一月一日或之後開始之年度期間生效。經修訂準則將影響有關本集團目標、政策及管理資金之程序之資料披露；有關本公司界定為資本之量化資料；及遵守任何資本規定及任何不遵守規則之結果。

香港財務報告準則第7號包含香港會計準則第32號有關金融工具之披露規定。此香港財務報告準則將於二零零七年一月一日或之後開始之年度期間生效。

香港會計準則第39號修訂有關選擇以公平價值列賬，此修訂限制定明任何按公平價值計入溢利或虧損之金融資產或金融負債(除非符合若干條件)。

香港會計準則第19號(修訂)香港會計準則第39號(修訂)有關預測集團內公司間交易之現金流量對沖會計處理及財務擔保合約、香港財務報告準則第1及6號(修訂)、香港財務報告準則第6號、香港(國際財務報告詮釋委員會)－詮釋第5號、香港(國際財務報告詮釋委員會)－詮釋第6號及香港(國際財務報告詮釋委員會)－詮釋第7號並不適用於本集團業務。香港(國際財務報告詮釋委員會)－詮釋第6號將於二零零五年十二月一日或之後開始之年度期間生效。

除上文所述者外，本集團預期採納上文所列之頒布準則及詮釋將不會對本集團於初步採納期間之財務報表構成重大影響。

(E) 主要會計政策概要

(a) 綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報表。所有集團內各公司之間的重要交易及賬目餘額均在綜合賬目中對銷。

附屬公司是一家由本公司控制之實體。控制是指本公司有權力掌管該實體之財務及營運政策，從而受惠於其經營活動。

新會計政策之影響 截至2004年 12月31日止年度	香港 會計準則 第1號 呈報 *百萬美元*	香港 會計準則 第16號 物業及設備 之拆卸成本 *百萬美元*	香港 會計準則 第32號 可轉換 優先股之 利息累積 *百萬美元*	香港財務 報告準則 第2號 以權益支付 購股權 之安排 *百萬美元*	香港財務 報告準則 第5號 一項已終止 業務之 重新分類 *百萬美元*	總計 *百萬美元*
出售一項已終止業務、減持投資及權益攤薄之收益淨額減少	–	–	–	–	(17.1)	(17.1)
行政開支增加	–	(0.8)	–	(4.4)	–	(5.2)
應佔聯營公司溢利減虧損減少	(22.4)	(0.4)	(8.2)	–	(1.7)	(32.7)
稅項減少	22.4	0.4	2.6	–	–	25.4
一項已終止業務溢利增加	–	–	–	–	18.8	18.8
年內溢利減少	–	(0.8)	(5.6)	(4.4)	–	(10.8)
以下者應佔：						
母公司權益持有人	–	(0.6)	(5.6)	(4.4)	–	(10.6)
少數股東權益	–	(0.2)	–	–	–	(0.2)
年內溢利減少	–	(0.8)	(5.6)	(4.4)	–	(10.8)
母公司權益持有人應佔每股盈利減少（美仙）						
基本	–	(0.02)	(0.17)	(0.14)	–	(0.33)
攤薄	不適用	不適用	不適用	不適用	不適用	不適用

(c) 對截至2005年及2004年12月31日止年度綜合損益計算表之影響

新會計政策之影響 截至2005年12月31日止年度	香港會計準則第1號 呈報 百萬美元	香港會計準則第16號 物業及設備之拆卸成本 百萬美元	香港會計準則第32號 可轉換優先股之利息累積 百萬美元	香港會計準則第39號 重新計量金融資產及負債 百萬美元	香港財務報告準則第2號 以權益支付購股權之安排 百萬美元	香港財務報告準則第3號 終止攤銷及重列商譽 百萬美元	總計 百萬美元
銷售成本增加	–	(1.2)	–	–	–	–	(1.2)
權益攤薄及減持投資之虧損淨額減少	–	–	–	–	–	26.8	26.8
行政開支(增加)/減少	–	–	–	(9.3)	(5.2)	3.0	(11.5)
其他經營開支淨額減少	–	–	–	2.2	–	–	2.2
借貸成本淨額減少	–	–	–	3.3	–	–	3.3
應佔聯營公司溢利減虧損(減少)/增加	(19.2)	(1.0)	(11.7)	(12.3)	–	0.8	(43.4)
稅項減少/(增加)	19.2	0.5	3.8	(5.1)	–	(0.1)	18.3
年內溢利(減少)/增加	–	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
以下者應佔:							
母公司權益持有人	–	(1.4)	(7.9)	(27.8)	(5.2)	29.5	(12.8)
少數股東權益	–	(0.3)	–	6.6	–	1.0	7.3
年內溢利(減少)/增加	–	(1.7)	(7.9)	(21.2)	(5.2)	30.5	(5.5)
母公司權益持有人應佔每股盈利(減少)/增加(美仙)							
基本	–	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)
攤薄	–	(0.04)	(0.25)	(0.87)	(0.16)	0.92	(0.40)

(b) 對於2004年1月1日及2005年1月1日權益結存之影響

新會計政策之影響 增加／(減少)	香港會計準則第16號 物業及設備之拆卸成本 *百萬美元*	香港會計準則第32號 可轉換優先股之利息累積 *百萬美元*	香港會計準則第39號 重新計量金融資產及負債 *百萬美元*	香港財務報告準則第2號 以權益支付購股權之安排 *百萬美元*	總計 *百萬美元*
2004年1月1日結算					
累積虧損	(1.5)	(59.5)	–	–	(61.0)
少數股東權益	(1.1)	–	–	–	(1.1)
權益總額	(2.6)	(59.5)	–	–	(62.1)
2005年1月1日結算					
已發行購股權	–	–	–	4.4	4.4
可供出售資產之未變現收益	–	–	1.7	–	1.7
累積虧損	(2.1)	(65.1)	32.1	(4.4)	(39.5)
少數股東權益	(1.4)	–	–	–	(1.4)
權益總額	(3.5)	(65.1)	33.8	–	(34.8)

新會計政策之影響 增加／（減少）	香港會計準則第1號 呈報 百萬美元	香港會計準則第16號 物業及設備之拆卸成本 百萬美元	香港會計準則第17號 預付土地費用 百萬美元	香港會計準則第32號 可轉換優先股之利息累積 百萬美元	香港會計準則第39號 重新計量金融資產及負債 百萬美元	香港財務報告準則第2號 以權益支付購股權之安排 百萬美元	香港財務報告準則第3號 終止攤銷及重列商譽 百萬美元	香港財務報告準則第5號 分類為待售之輪船 百萬美元	總計 百萬美元
2005年12月31日結算									
資產									
物業及設備	–	4.8	(18.5)	–	–	–	–	(2.9)	(16.6)
聯營公司	–	(1.6)	–	(73.0)	28.3	–	27.5	–	(18.8)
長期應收賬款及預付款項	(160.7)	–	–	–	(0.8)	–	–	–	(161.5)
應收賬款、其他應收款項及預付款項（非流動）	11.7	–	–	–	–	–	–	–	11.7
商譽	–	–	–	–	–	–	3.0	–	3.0
預付土地費用	–	–	34.5	–	–	–	–	–	34.5
其他非流動資產	149.0	–	(16.0)	–	(2.2)	–	–	–	130.8
待售非流動資產	–	–	–	–	–	–	–	2.9	2.9
	–	3.2	–	(73.0)	25.3	–	30.5	–	(14.0)
負債／權益									
長期債務	–	–	–	–	(39.8)	–	–	–	(39.8)
遞延負債及撥備	–	6.7	–	–	–	–	–	–	6.7
遞延稅項負債	–	1.7	–	–	1.7	–	–	–	3.4
衍生工具負債	–	–	–	–	39.3	–	–	–	39.3
應付賬款、其他應付款項及應計款項	(15.3)	–	–	–	(1.0)	–	–	–	(16.3)
遞延負債及撥備之即期部分	15.3	–	–	–	–	–	–	–	15.3
股份溢價	–	–	–	–	–	0.3	–	–	0.3
已發行購股權	–	–	–	–	–	9.3	–	–	9.3
可供出售資產之未變現收益	–	–	–	–	6.4	–	–	–	6.4
現金流量對沖之未變現收益	–	–	–	–	4.0	–	–	–	4.0
累積虧損	–	(3.5)	–	(73.0)	4.3	(9.6)	29.5	–	(52.3)
少數股東權益	–	(1.7)	–	–	10.4	–	1.0	–	9.7
	–	3.2	–	(73.0)	25.3	–	30.5	–	(14.0)

日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

(C) 會計政策更改之影響概要

(a) 對於2005年1月1日及2005年12月31日結算綜合資產負債表之影響

新會計政策之影響 增加/(減少)	香港會計準則第1號[i] 呈報 百萬美元	香港會計準則第16號[i] 物業及設備之拆卸成本 百萬美元	香港會計準則第17號[i] 預付土地費用 百萬美元	香港會計準則第32號[i] 可轉換優先股之利息累積 百萬美元	香港會計準則第39號[ii] 重新計量金融資產及負債 百萬美元	香港財務報告準則第2號[i] 以權益支付購股權之安排 百萬美元	總計 百萬美元
2005年1月1日結算							
資產							
物業及設備	–	6.3	(23.3)	–	–	–	(17.0)
聯營公司	–	(0.9)	–	(65.1)	32.6	–	(33.4)
長期應收賬款及預付款項	(269.2)	–	–	–	–	–	(269.2)
應收賬款、其他應收款項及預付款項(非流動)	9.2	–	–	–	–	–	9.2
預付土地費用	–	–	41.0	–	–	–	41.0
可供出售資產/長期投資	11.5	–	–	–	–	–	11.5
其他非流動資產	260.0	–	(17.7)	–	(33.7)	–	208.6
可供出售資產/短期投資	(11.5)	–	–	–	–	–	(11.5)
	–	5.4	–	(65.1)	(1.1)	–	(60.8)
負債/權益							
長期債務	–	–	–	–	(25.8)	–	(25.8)
遞延負債及撥備	–	7.0	–	–	–	–	7.0
遞延稅項負債	–	1.9	–	–	(7.8)	–	(5.9)
應付賬款、其他應付款項及應計款項	(18.1)	–	–	–	(1.0)	–	(19.1)
短期債務	–	–	–	–	(0.3)	–	(0.3)
遞延負債及撥備之即期部分	18.1	–	–	–	–	–	18.1
已發行購股權	–	–	–	–	–	4.4	4.4
可供出售資產之未變現收益	–	–	–	–	1.7	–	1.7
累積虧損	–	(2.1)	–	(65.1)	32.1	(4.4)	(39.5)
少數股東權益	–	(1.4)	–	–	–	–	(1.4)
	–	5.4	–	(65.1)	(1.1)	–	(60.8)

(i) 該等調整/呈報已予追溯應用。

(ii) 該等調整自二零零五年一月一日始予應用。

香港會計準則第39號亦涵蓋衍生工具之會計方法。此準則擴大衍生工具之釋義，以包括包含於非衍生工具合約之衍生工具（即與衍生工具相似之條文）。根據此準則，各衍生工具於資產負債表列作按公平價值之變動數額計算之資產或負債。並非指定及不符合資格列為對沖工具之衍生工具則將調整至公平價值計入溢利及虧損。倘衍生工具指定及合資格列為對沖工具，則視乎對沖性質而定，衍生工具之公平價值變動乃透過溢利及虧損用作抵銷被對沖資產、負債或確實承擔之公平價值變動，或先於權益中被確認，直至該被對沖項目於溢利及虧損被確認為止。

採納香港會計準則第39號導致本集團更改其會計政策，由過往按成本計算多項金融資產及負債改為按公平價值計算或採用實際利率法攤銷成本計算。香港會計準則第39號一般不允許公司以追溯基準來確認、解除確認或計算金融資產及負債。因此，集團須重新計算其於二零零五年一月一日之多項金融資產及負債，並根據有關準則之過渡條文之要求，將重新計算所產生之差額調整至集團於二零零五年一月一日之累積虧損結餘。有關調整導致於二零零五年一月一日之母公司權益持有人應佔權益增加三千三百八十萬美元。

- 香港財務報告準則第2號「基於股權的支付」規定，實體於取得貨品或獲取服務時，確認基於股權的支付之交易之開支。如貨品或服務於以權益結算之交易中收取，則實體須確認為相應權益增加；或如貨品或服務於以現金結算之交易中收取，則確認為負債。根據香港財務報告準則第2號之過渡條文，有關於二零零二年十一月七日後授出而於二零零五年一月一日尚未可全數行使之購股權開支，應按追溯基準計算。採納香港財務報告準則第2號導致截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利實際減少四百四十萬美元；而對於二零零四年十二月三十一日之母公司權益持有人應佔權益並無影響。

- 香港財務報告準則第3號「企業合併」規定，屬於其範圍之所有業務合併須採納購買法列賬。此外，此準則規定收購方須於收購日期初步按其公平價值獨立計算可予識別資產、負債及或有負債，而毋須考慮任何少數股東權益之數額。

  香港財務報告準則第3號亦規定，收購方自收購日期起確認業務合併之商譽為資產，初步按業務合併成本超出於被收購方可予識別資產、負債及或有負債之公平淨值中所佔權益之差額計算。此外，不得攤銷於業務合併所產生之商譽。商譽須每年檢測；如有事項或情況變動顯示資產可能出現減值，則須更頻密進行檢測。早前按會計處理方法於儲備抵銷之商譽，不會於資產出售或減值時恢復計入綜合損益計算表。採納香港財務報告準則第3號導致本集團自二零零五年一月一日開始，須最少每年檢測商譽結餘，而非攤銷商譽結餘，惟對截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

- 香港財務報告準則第5號「待售非流動資產及已終止業務」規定，如業務符合資格列入待售資產類別或有關實體已出售該業務，則該項業務須列作已終止。倘某資產項目的賬面值將主要透過出售交易而非持續使用而收取，該項目須分類為待售。採納香港財務報告準則第5號導致本集團綜合損益計算表之呈報方式有所更改，惟對截至二零零四年十二月三十一

報方式有所更改，惟對截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日之母公司權益持有人應佔權益均無影響。

- 香港會計準則第16號「物業、廠房及設備」規定對物業、廠房及設備確認及計量方式之附加指引及說明。有關準則亦規定物業、廠房及設備項目成本應計入其拆卸、遷移或復修成本以及本集團因於指定期間非基於生產存貨而安裝項目或使用項目產生之責任。採納香港會計準則第16號導致截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利實際減少六十萬美元，而於二零零四年十二月三十一日之母公司權益持有人應佔權益則減少二百一十萬美元。

- 香港會計準則第17號「租賃」規定，倘租賃土地之業權於租賃期完結後不會轉移予本集團，於該租賃土地之權益須列作經營租約。就經營租約項下土地租賃作出之預付土地費用初步按成本值入賬，並其後於租賃期內按直線基準確認為開支。採納香港會計準則第17號導致物業及設備以及其他非流動資產分別為二千三百三十萬美元及一千七百七十萬美元之租賃土地費用須於二零零四年十二月三十一日之本集團綜合資產負債表重新分類為預付土地費用。然而，對截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利及於二零零四年十二月三十一日母公司權益持有人應佔權益則並無影響。

- 香港會計準則第32號「金融工具：披露及呈報」涵蓋所有金融工具之披露及呈報方式。此準則規定，不論金融工具已於財務報表確認與否，公司必須就金融工具作出更全面披露。新披露規定包括所採用金融工具條款及條件、已確認及尚未確認金融工具相關風險類別（市場風險、價格風險、信貸風險、流通風險及現金流量風險）、已確認及尚未確認金融資產及金融負債之公平價值資料以及公司財政風險管理政策及目標。此準則亦規定金融工具根據其性質而非法定形式分類為負債或權益。香港會計準則第32號須追溯應用。採納香港會計準則第32號導致截至二零零四年十二月三十一日止年度母公司權益持有人應佔溢利減少五百六十萬美元，而於二零零四年十二月三十一日之母公司權益持有人應佔權益則減少六千五百一十萬美元。

- 香港會計準則第33號「每股盈利」訂明釐定及呈報每股盈利之原則。此準則規定，持續業務之每股基本及攤薄盈利須於綜合損益計算表獨立披露。採納香港會計準則第33號導致本集團每股盈利於綜合損益計算表之呈報方式有所更改。

- 香港會計準則第39號「金融工具：確認及計量」訂定確認及計量公司之金融資產及金融負債之會計方法及報告準則。此準則規定金融資產或金融負債初步按成本確認，即所支付（就資產而言）或收取（就負債而言）代價之公平價值。初步確認後，公司應繼續按金融資產的公平價值計算其價值，惟貸款及應收款項以及持至到期之投資則按成本或採用實際利率法攤銷成本計算。非上市股本證券之投資按成本減減值準備計算。金融負債於初步確認後按成本或已攤銷成本計算，惟列作「按公平價值計入溢利及虧損」之負債及衍生工具則按公平價值計算。

因此，由於香港會計師公會頒布於二零零五年一月一日或之後開始之會計期間生效之新香港財務報告準則，香港公認會計準則於二零零五年有重大更改。香港公認會計準則之主要更改及對本集團構成影響並於本年度之財務報表首次被採納之新香港財務報告準則概述如下。二零零四年比較數字已根據相關規定所訂明作出修訂。

香港會計準則第1號	「財務報表的呈報」
香港會計準則第2號	「存貨」
香港會計準則第7號	「現金流量表」
香港會計準則第8號	「會計政策、會計估計變更及差錯」
香港會計準則第10號	「資產負債表日後事項」
香港會計準則第11號	「建築合約」
香港會計準則第12號	「所得稅」
香港會計準則第14號	「分部報告」
香港會計準則第16號	「物業、廠房及設備」
香港會計準則第17號	「租賃」
香港會計準則第18號	「收入」
香港會計準則第19號	「僱員福利」
香港會計準則第20號	「政府資助之會計及政府協助之披露」
香港會計準則第21號	「外幣匯率變動之影響」
香港會計準則第23號	「借款費用」
香港會計準則第24號	「有關連人士披露」
香港會計準則第27號	「合併及獨立財務報表」
香港會計準則第28號	「於聯營公司的投資」
香港會計準則第29號	「極度通貨膨脹經濟之財務報告」
香港會計準則第31號	「合營項目權益」
香港會計準則第32號	「金融工具：披露及呈報」
香港會計準則第33號	「每股盈利」
香港會計準則第36號	「資產減值」
香港會計準則第37號	「準備、或有負債及或有資產」
香港會計準則第38號	「無形資產」
香港會計準則第39號	「金融工具：確認及計量」
香港會計準則第39號（修訂）	「金融資產及金融負債之過渡及初步確認」
香港會計準則第40號	「投資物業」
香港會計準則第41號	「農業」
香港財務報告準則第2號	「基於股權的支付」
香港財務報告準則第3號	「企業合併」
香港財務報告準則第5號	「待售非流動資產及已終止業務」

採納香港會計準則第2、7、8、10、11、12、14、18、19、20、21、23、24、27、28、29、31、36、37、38、40和41號對本集團的會計政策和在本集團綜合財務報表中的計算方法沒有重大的影響。採納其他香港財務報告準則的影響詳列如下：

- 香港會計準則第1號「財務報表的呈報」訂定實體評估公平呈報交易及其他事項影響之體制；規定流動或非流動資產及負債之分類基準；禁止經營業務所得收入及特殊項目於綜合損益計算表分開呈報；規定應佔聯營公司業績須按稅後基準於綜合損益計算表呈報及列明披露估計之主要資料來源、不明朗因素及所採納會計政策時管理層作出之判斷。有關準則亦影響少數股東權益於本集團之於綜合損益計算表、資產負債表及股東權益變動表之呈報方式及其他披露。採納香港會計準則第1號導致本集團綜合損益計算表、資產負債表、股東權益變動表及現金流量表之呈

財務報表附註

1. 公司資料

第一太平有限公司為一家建基於香港的投資及管理公司，業務位於東南亞。其主要業務權益與電訊、消費性食品以及地產及運輸有關。

本集團包括本公司及其附屬公司。

本公司為於百慕達註冊成立之有限公司。其註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司普通股於聯交所上市，其股份亦透過美國預託證券方式在美國買賣。

2. 編製基準、主要會計政策概要及更改

(A) 編製基準

財務報表乃遵照香港會計師公會所頒布之香港財務報告準則(當中亦包括會計實務準則及詮釋)、香港公認會計準則、香港公司條例以及上市規則披露規定而編製。除了下列會計政策中提及之種植園、可供出售資產及衍生金融工具以公平價值列賬外，財務報表乃採用歷史成本會計法編製。誠如附註2(E)(u)進一步闡釋，待售非流動資產乃按賬面值與公平價值減出售成本之較低者列賬。除另有指明外，財務報表乃以美元呈列，並調整至最接近百萬金額(百萬美元)及一個小數位。

(B) 新訂及經修訂香港財務報告準則之影響

為配合香港會計師公會與國際會計準則委員會頒布之國際財務報告準則接軌之一貫政策，香港會計師公會於二零零四年頒布多項新訂及經修訂之香港會計準則及香港財務報告準則(以下統稱新香港財務報告準則)，以取代、補充及涵蓋截至二零零四年十二月三十一日香港適用之會計實務準則未有涵蓋之範圍。

	附註	截至12月31日止年度 2005 百萬美元	2004 (重新列示)[i] 百萬美元
終止衍生工具交易所得款項		96.3	–
自一間聯營公司收取股息		38.9	–
就成立一間合營公司所收取之補償		13.3	–
出售物業及設備		7.1	7.9
減持於附屬公司投資		–	9.1
增加於聯營公司之投資	*33(A)*	(57.3)	–
購買物業及設備		(54.9)	(109.1)
(購買)／出售可供出售資產／短期投資		(20.4)	39.9
收購聯營公司	*33(B)*	(17.6)	–
於收購及增加附屬公司之投資而作出之按金	*33(C)*	(14.9)	(39.1)
收購附屬公司	*33(D)*	(6.2)	(25.6)
收購可換股債券	*33(E)*	(5.2)	–
增加於附屬公司之投資	*33(F)*	(4.9)	(16.9)
聯營公司(借取)／償還之貸款		(1.4)	0.5
來自持續業務		(27.2)	(133.3)
來自一項已終止業務		–	15.0
投資活動之現金開支淨額		(27.2)	(118.3)
新借貸所得款項		601.0	255.9
行使購股權而發行之股份		0.6	–
一間附屬公司發行予少數股東之股份		–	0.1
償還貸款		(517.5)	(277.6)
附屬公司支付予少數股東之股息		(29.8)	(26.5)
支付予股東之股息		(4.1)	–
受限制現金減少		4.5	11.2
融資活動之現金收入／(開支)淨額		54.7	(36.9)
現金及現金等值項目淨額之增加／(減少)		117.7	(29.6)
1月1日之現金及現金等值項目		186.6	233.3
匯兑折算		(8.3)	(17.1)
12月31日之現金及現金等值項目		296.0	186.6
代表			
現金及現金等值項目		296.0	186.6

(i)　參閱附註2(B)。

(ii)　營運資金變動不包括因收購及出售附屬公司而導致之變動。

綜合現金流量表

	附註	截至12月31日止年度 2005 百萬美元	2004 (重新列示)[i] 百萬美元
除稅前溢利			
來自持續業務		165.4	181.3
來自一項已終止業務		–	18.8
就下列各項調整：			
利息開支		115.2	126.6
折舊		62.6	53.1
匯兌及衍生工具虧損淨額		42.0	33.4
攤薄於一間附屬公司及一間聯營公司權益之虧損		6.3	3.0
以權益支付購股權之開支		5.2	4.4
確認預付土地費用		4.2	2.2
出售物業及設備之虧損／(收益)		0.7	(1.8)
商譽攤銷		–	1.5
出售一項已終止業務收益		–	(17.1)
減持投資之收益淨額		–	(11.0)
應佔聯營公司溢利減虧損			
來自持續業務		(137.7)	(85.9)
來自一項已終止業務		–	(1.7)
其他非流動資產(增加)／減少		(16.6)	24.5
種植園公平價值變動之收益		(12.3)	(1.7)
利息收入		(7.9)	(14.7)
遞延負債及撥備之開支		–	(17.5)
可供出售資產／投資之股息收入		(1.0)	–
其他		(26.3)	(5.9)
於營運資金變動前之經營溢利		199.8	291.5
應付賬款、其他應付款項及應計款項增加／(減少)		49.0	(48.0)
應收賬款、其他應收款項及預付款項減少		18.8	29.6
已抵押存款減少		–	1.9
存貨增加		(41.0)	(1.9)
營運產生之現金收入淨額[ii]		226.6	273.1
已收利息		7.6	14.8
已付利息		(101.6)	(120.8)
已付稅款		(42.4)	(41.5)
經營活動之現金收入淨額		90.2	125.6

公司權益變動表

	已發行股本	股份溢價	已發行購股權	實繳盈餘	保留盈利／(累計虧損)	總計
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
2004年1月1日結算	31.9	958.2	–	173.8	(231.9)	932.0
年內溢利淨額，重新列示	–	–	–	–	130.3	130.3
以權益支付購股權之安排	–	–	4.4	–	–	4.4
2004年12月31日結算，(重新列示)[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
2004年12月31日結算						
如前公布	31.9	958.2	–	173.8	(97.2)	1,066.7
前年度調整	–	–	4.4	–	(4.4)	–
重新列示[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
年內溢利淨額	–	–	–	–	350.8	350.8
行使購股權而發行之股份	–	0.9	(0.3)	–	–	0.6
以權益支付購股權之安排	–	–	5.2	–	–	5.2
中期股息	–	–	–	–	(4.1)	(4.1)
2005年12月31日結算	31.9	959.1	9.3	173.8	245.1	1,419.2

(i) 參閱附註2(B)。

	母公司權益持有人應佔權益									
	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現收益	匯兌儲備	累積虧損	總計	少數股東權益	權益總額
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
2004年12月31日結算										
如前公布	31.9	958.2	–	–	–	(59.8)	(635.7)	294.6	365.1	659.7
前年度調整	–	–	4.4	–	–	–	(71.6)	(67.2)	(1.4)	(68.6)
重新列示(i)	31.9	958.2	4.4	–	–	(59.8)	(707.3)	227.4	363.7	591.1
就採納香港會計準則第39號之調整(i)	–	–	–	1.7	–	–	32.1	33.8	–	33.8
2005年1月1日結算：重新列示	31.9	958.2	4.4	1.7	–	(59.8)	(675.2)	261.2	363.7	624.9
2005年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	9.7	–	9.7	(17.8)	(8.1)
可供出售資產之未變現收益	–	–	–	4.7	–	–	–	4.7	3.7	8.4
現金流量對沖之未變現收益	–	–	–	–	4.0	–	–	4.0	–	4.0
收購少數股東權益	–	–	–	–	–	–	(0.7)	(0.7)	(23.3)	(24.0)
直接於權益確認之收入及開支淨額	–	–	–	4.7	4.0	9.7	(0.7)	17.7	(37.4)	(19.7)
年內溢利淨額	–	–	–	–	–	–	103.0	103.0	35.8	138.8
年內確認之收入及開支總額	–	–	–	4.7	4.0	9.7	102.3	120.7	(1.6)	119.1
攤薄於一間聯營公司之權益	–	–	–	–	–	(0.8)	–	(0.8)	–	(0.8)
收購附屬公司	–	–	–	–	–	–	–	–	0.8	0.8
應佔權益變動	–	–	–	–	–	–	–	–	(9.2)	(9.2)
支付予少數股東之股息	–	–	–	–	–	–	–	–	(29.8)	(29.8)
行使購股權而發行之股份	–	0.9	(0.3)	–	–	–	–	0.6	–	0.6
以權益支付購股權之安排	–	–	5.2	–	–	–	–	5.2	–	5.2
中期股息	–	–	–	–	–	–	(4.1)	(4.1)	–	(4.1)
2005年12月31日結算	31.9	959.1	9.3	6.4	4.0	(50.9)	(577.0)	382.8	323.9	706.7

(i)　參閱附註2(B)。

綜合權益變動表

	母公司權益持有人應佔權益									
	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現收益	匯兌儲備	累積虧損	總計	少數股東權益	權益總額
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
2004年1月1日結算										
如前公布	31.9	958.2	–	–	–	(3.4)	(935.6)	51.1	376.7	427.8
前年度調整	–	–	–	–	–	–	(61.0)	(61.0)	(1.1)	(62.1)
新列示	31.9	958.2	–	–	–	(3.4)	(996.6)	(9.9)	375.6	365.7
2004年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	(23.2)	–	(23.2)	(31.9)	(55.1)
直接於權益確認之開支淨額	–	–	–	–	–	(23.2)	–	(23.2)	(31.9)	(55.1)
年內溢利淨額，重新列示	–	–	–	–	–	–	123.9	123.9	44.3	168.2
年內確認之收入及開支總額	–	–	–	–	–	(23.2)	123.9	100.7	12.4	113.1
攤薄及出售附屬及聯營公司之權益	–	–	–	–	–	(33.2)	165.4	132.2	–	132.2
收購附屬公司	–	–	–	–	–	–	–	–	7.7	7.7
應佔權益變動	–	–	–	–	–	–	–	–	(5.5)	(5.5)
支付予少數股東之股息	–	–	–	–	–	–	–	–	(26.5)	(26.5)
以權益支付購股權之安排	–	–	4.4	–	–	–	–	4.4	–	4.4
2004年12月31日結算（重新列示）[(i)]	31.9	958.2	4.4	–	–	(59.8)	(707.3)	227.4	363.7	591.1

公司資產負債表

	附註	12月31日結算 2005 百萬美元	2004 (重新列示)[i] 百萬美元
非流動資產			
附屬公司	14	746.8	694.2
應收附屬公司款項	14(A)	1,534.8	1,169.9
		2,281.6	1,864.1
流動資產			
現金及現金等值項目	22	189.2	27.0
其他應收款項及預付款項		0.4	–
		189.6	27.0
流動負債			
應付賬款及應計款項		5.3	8.7
流動資產淨額		184.3	18.3
資產總值減流動負債		2,465.9	1,882.4
權益			
已發行股本	29	31.9	31.9
其他儲備		1,142.2	1,136.4
保留溢利／(累積虧損)		245.1	(101.6)
母公司權益持有人應佔權益		1,419.2	1,066.7
非流動負債			
應付附屬公司款項	14(B)	1,046.7	815.7
		1,046.7	815.7
		2,465.9	1,882.4

(i)　參閱附註2(B)。

	附註	12月31日結算 2005 百萬美元	2004 (重新列示)[i] 百萬美元
權益			
已發行股本	29	31.9	31.9
其他儲備	30	927.9	902.8
累積虧損		(577.0)	(707.3)
母公司權益持有人應佔權益		382.8	227.4
少數股東權益	31	323.9	363.7
權益總額		706.7	591.1
非流動負債			
長期債務	26	744.2	761.2
遞延負債及撥備	28	92.7	107.1
遞延税項負債	20	114.1	111.8
衍生工具負債	32	39.3	—
		990.3	980.1
		1,697.0	1,571.2

(i)　參閱附註2(B)。

綜合資產負債表

	附註	12月31日結算 2005 百萬美元	2004 (重新列示)[i] 百萬美元
非流動資產			
物業及設備	12	622.9	647.4
種植園	13	169.0	147.4
聯營公司	15	381.7	168.9
應收賬款、其他應收款項及預付款項	16	11.7	9.2
商譽	17	32.7	36.5
預付土地費用	18	34.5	41.0
可供出售資產／長期投資	19	2.7	11.5
遞延税項資產	20	15.4	5.8
受限制現金	33(G)	–	4.7
其他非流動資產	21	130.8	242.4
		1,401.4	1,314.8
流動資產			
現金及現金等值項目	22	296.0	186.6
受限制現金	33(G)	4.7	4.5
可供出售資產／短期投資	19	52.4	21.4
應收賬款、其他應收款項及預付款項	16	286.7	360.0
存貨	23	303.0	281.4
待售非流動資產	24	2.9	–
		945.7	853.9
流動負債			
應付賬款、其他應付款項及應計款項	25	278.6	264.3
短期債務	26	345.0	288.9
税項準備	27	11.2	26.2
遞延負債及撥備之即期部份	28	15.3	18.1
		650.1	597.5
流動資產淨額		295.6	256.4
資產總值減流動負債		1,697.0	1,571.2

	附註	截至12月31日止年度 2005 美仙	2004 (重新列示)[i] 美仙
母公司權益持有人應佔每股盈利	11		
基本			
－持續業務溢利		3.23	3.30
－一項已終止業務溢利		–	0.59
－年內溢利		3.23	3.89
攤薄			
－持續業務溢利		3.17	不適用
－一項已終止業務溢利		–	不適用
－年內溢利		3.17	不適用

(i)　參閱附註2(B)。

4. 截至二零零五年十二月三十一日及二零零四年十二月三十一日止全年期間之經審核綜合財務報表

以下為本公司分別截至二零零五年十二月三十一日及二零零四年十二月三十一日止全年期間之經審核綜合財務報表(連同有關附註)(摘錄自本公司截至二零零五年十二月三十一止年度之年報):

綜合損益計算表

		截至12月31日止年度	
	附註	2005	2004 (重新列示)[i]
		百萬美元	百萬美元
營業額	4	1,986.1	2,054.6
銷售成本		(1,511.7)	(1,536.1)
毛利		474.4	518.5
權益攤薄及減持投資之(虧損)/收益淨額		(6.3)	8.0
分銷成本		(175.0)	(172.2)
行政開支		(128.3)	(126.7)
其他經營開支淨額		(29.8)	(20.3)
借貸成本淨額	5	(107.3)	(111.9)
應佔聯營公司溢利減虧損		137.7	85.9
除税前溢利	6	165.4	181.3
税項	7	(26.6)	(31.9)
年內持續業務溢利		138.8	149.4
年內一項已終止業務溢利	8	–	18.8
年內溢利		138.8	168.2
以下者應佔:			
母公司權益持有人	9	103.0	123.9
少數股東權益		35.8	44.3
		138.8	168.2
普通股股息	10		
中期－每股0.13美仙(2004:無)		4.1	–
末期擬派－每股0.26美仙(2004:無)		8.2	–
總額		12.3	–

Metro Pacific Corporation

Metro Pacific是一家以菲律賓馬尼拉為基地的控股公司，並於菲律賓證券交易所上市。該公司目前正進行企業重組及資本重整計劃，預計將於二零零六年年底前完成。

類別	:	地產及運輸
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一百九十一億
所持已發行股份性質	:	每股面值1披索之普通股
經濟權益／投票權權益	:	76.1%

有關Metro Pacific的進一步資料可瀏覽www.metropacific.com

Metro Pacific Investments Corporation

MPIC是一家以菲律賓為基地之投資控股及管理公司。其成立的目的為推行Metro Pacific於二零零六年年初開始的全面企業重組及資本重整計劃。預期MPIC將於二零零六年年底前於菲律賓證券交易所上市，以取代Metro Pacific之上市地位。MPIC 之初期業務將專注於其發展迅速之房地產附屬公司Landco Pacific Corporation。然而，其業務擬定為拓展於菲律賓有高經濟增長的範疇（如基建項目）。

類別	:	地產
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	十一億五千零一十萬
所持已發行股份性質	:	每股面值1披索之普通股
經濟權益／投票權權益	:	100%

Level Up! International Holdings Pte Ltd

Level Up為菲律賓、巴西及印度網絡遊戲發行商之先鋒及翹楚。網絡遊戲為全球視像遊戲行業中發展最迅速的一環，而Level Up專注於新興市場拓展網絡遊戲業務。

類別	:	網絡遊戲
註冊成立／經營地點	:	新加坡／菲律賓、巴西及印度
已發行股份數量	:	四十一萬三千八百六十九
所持已發行股份性質	:	每股面值8美元之普通股
經濟權益／投票權權益	:	25.0%

有關Level Up的進一步資料可瀏覽www.levelupgames.com

3. 於2006年6月30日之主要投資摘要

Philippine Long Distance Telephone Company

PLDT是一家於菲律賓具市場領導地位之電訊服務供應商，其普通股於菲律賓證券交易所上市，並以美國預託證券方式在紐約證券交易所上市。PLDT為菲律賓上市公司中市值最大企業之一。PLDT透過其三大業務部門提供全面之電訊服務，包括無線（主要透過其全資擁有附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）及資訊及通訊科技（主要透過其全資擁有附屬公司ePLDT）。PLDT於菲律賓已建立最廣闊之光纖骨幹、流動電話、固線電話及人造衛星網絡。

類別	:	電訊
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一億八千二百八十萬
所持已發行股份性質	:	每股面值5披索之普通股
經濟權益／投票權權益	:	24.6%／31.2%

有關PLDT的進一步資料可瀏覽www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood為印尼首屈一指的加工食品公司。其以雅加達為基地，並於雅加達及泗水證券交易所上市。Indofood透過其四大主要業務集團提供眾多類別的食品：品牌消費品（麵食、營養及特別食品、零食以及食品調味料）、Bogasari（麵粉及意大利麵食）、食油及油脂（種植園、食油、植物牛油及起酥油）及分銷。以產量計算，Indofood被視為全球最大即食麵製造商之一，亦為印尼最大磨粉商。以單一地點產量計算，Indofood於雅加達之磨粉廠為全球最大磨粉廠之一。Indofood於印尼擁有龐大分銷網絡。

類別	:	消費性食品
註冊成立／經營地點	:	印尼
已發行股份數量	:	九十四億
所持已發行股份性質	:	每股面值100印尼盾之股份
經濟權益／投票權權益	:	51.5%

有關Indofood的進一步資料可瀏覽www.indofood.co.id

21.　結算日後事項

(a)　於二零零六年七月，本集團於到期日悉數贖回面值一億零八百萬美元之有抵押債券餘額。是項贖回以內部現金資源撥付。悉數贖回債券後，本集團以其持有Indofood之權益所作之抵押已獲解除。

(b)　於二零零六年八月十六日，Indofood完成其全資擁有食油及油脂附屬公司與SIMP的合併，合併是透過SIMP發行新股份予Indofood，以換取其食油及油脂業務的全部擁有權。因此，Indofood於合併後於SIMP之實際權益由80%增至約84%。

(c)　於二零零六年八月十六日，SIMP與Rascal Holdings Limited（一間由本公司主席擁有之公司）簽訂一項有條件買賣協議，以作價一千二百五十億印尼盾（一千三百七十萬美元）收購多間種植園公司之60%權益。該等公司擁有約85,500公頃種植園土地。是項收購須待多項先決條件達成後，方告完成。

(d)　於二零零六年八月二十三日，Indofood與ISG Asia Limited (ISG)（一間於新加坡證券交易所有限公司（新加坡證券交易所）交易及自動報價系統上市之公司）簽訂一項有條件買賣協議，就透過反收購ISG，Indofood建議將其油棕櫚樹種植園及食油及油脂業務上市。是項交易價值三億九千二百七十萬新加坡元（二億四千八百五十萬美元），Indofood於ISG注入其油棕櫚樹種植園及食油及油脂業務後，將獲得九十九億八千二百萬股新ISG股份。

是項交易完成後，Indofood將成為ISG之主要股東，擁有ISG經擴大已發行股本超過98%。為遵守新加坡證券交易所就持有股份分布及分配規定守則，Indofood擬配售ISG新股份及／或現有股份。

是項交易須待完成盡職調查及獲得本公司、Indofood及ISG股東以及香港、印尼及新加坡規管機關批准後，方始落實。

以下已披露所有與有關連人士進行的重大交易（不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）。

交易性質

	截至6月30日止6個月	
	2006	**2005**
	百萬美元	*百萬美元*
損益計算表項目		
出售製成品		
－予聯營公司	24.7	17.1
－予聯號公司	21.0	14.7
購買原材料		
－由聯營公司	18.3	12.5
－由聯號公司	1.8	3.4
保險開支		
－予聯號公司	1.6	－
管理及技術服務費收入及特許權收入		
－由聯營公司	0.3	0.2
－由聯號公司	0.5	1.3
租金開支		
－予聯號公司	0.6	0.7
運輸及抽運服務開支		
－予聯號公司	0.2	0.4

Indofood約4%（二零零五年：4%）之銷售額及2%（二零零五年：3%）之採購額是與此等有關連公司交易的。

結算性質

	結算	**結算**
	百萬美元	*百萬美元*
資產負債表項目		
應收賬款－貿易		
－由聯營公司	5.2	0.1
－由聯號公司	5.7	4.8
應收賬款－非貿易		
－由聯營公司	－	0.1
－由聯號公司	7.3	5.9
應付賬款－貿易		
－予聯營公司	5.2	6.4
－予聯號公司	0.9	1.2
應付賬款－非貿易		
－予聯號公司	0.8	0.6

上述若干Indofood有關連人士交易亦構成上市規則第14A章所界定持續關連交易，詳情披露於第一太平二零零六年中期報告第42頁之企業管治報告內。

20. 有關連人士交易

本集團於期內進行之主要有關連人士交易披露如下：

(a) 本公司及其集團若干公司於二零零六年一月三十一日與PLDT、NTT DoCoMo, Inc.及NTT Communications, Inc.簽訂合作協議，藉此監管訂約方間之股權安排及其他業務安排，包括於菲律賓推出及發展3G服務。

(b) 於二零零六年四月，一間本公司全資擁有附屬公司將其於Metro Pacific之四億五千萬披索（八百六十萬美元）優先股投資兌換為每股1披索普通股，據此本集團於Metro Pacific的經濟權益由75.5%增至76.1%。

(c) 於二零零六年四月，MPIC 以代價六億六千七百七十萬披索（一千二百八十萬美元）收購Metro Pacific 於 Landco, Inc. (Landco)全部51.0%權益，並按面值收購Metro Pacific應收Landco賬款一億三千七百七十萬披索（二百六十萬美元）。於二零零六年五月，MPIC 將該筆應收Landco賬款轉換為Landco之新股份。同時，擁有Landco 49%權益之股東AB Holdings, Inc.亦按比例注入一億三千二百二十萬披索（二百五十萬美元）予Landco。

(d) 於二零零六年五月，Metro Pacific償還其結欠本公司若干全資擁有附屬公司之負債共八億五千四百萬披索（一千六百四十萬美元）。

(e) ALBV與Smart有一項技術性支援協議。按此協議，自二零零四年二月二十三日起ALBV為Smart提供一項四年期的技術支援服務，以及協助流動電話電訊服務的營運及維修。此協議可在雙方同意下再延續。此協議規定技術服務收費須按季支付，並相等於Smart 綜合收入淨額之1%（二零零五年：1%）。

此外，ALBV 現時與Smart 亦有一項由一九九九年一月一日開始二十五年期服務協議。此協議將於到期日自動失效，除非雙方同意延續。按此協議，ALBV為Smart 就購買資本設備及與國際供應商洽商、安排國際融資及其他相關服務並與推動相類似服務的目標提供意見及協助。為期二十五年之服務協議費用已獲支付。

截至二零零六年六月三十日止期間，此等安排之費用總額為二億九千九百萬披索（五百七十萬美元）（二零零五年：二億七千八百萬披索或五百一十萬美元）。於二零零六年六月三十日，ALBV 就此技術性支援協議的應收賬款為三千萬披索（六十萬美元）（二零零五年十二月三十一日：一億九千四百萬披索或三百七十萬美元）。

(f) 於日常商業運作情況下，Indofood 與其若干聯營公司及聯號公司進行貿易交易。此等公司主要與三林家族有關，均是透過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司主席及大股東，亦為Indofood 之總裁董事兼行政總監。

19. 購股權

於二零零六年六月三十日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

(a) 本公司之購股權計劃細節

本公司	於2006年1月1日所持購股權	期內授出之購股權	期內行使之購股權	於2006年6月30日所持購股權	購股權行使價(港元)	於授出日期之市價(港元)	行使期間之市價(港元)	授出日期	最後賦予權利日期	行使期始自	行使期結束
執行董事											
彭澤仁	31,800,000	–	–	31,800,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
唐勵治	31,800,000	–	–	31,800,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
黎高臣	24,500,000	–	–	24,500,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
非執行董事											
Albert F. del Rosario大使	2,840,000	–	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
謝宗宣	2,840,000	–	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
獨立非執行董事											
Graham L. Pickles	2,840,000	–	(482,000)	2,358,000	1.76	1.76	3.66	2004年6月1日	2005年6月	2005年6月	2014年5月
陳坤耀(金紫荊星章、CBE、太平紳士)	2,840,000	–	–	2,840,000	1.76	1.76	–	2004年6月1日	2005年6月	2005年6月	2014年5月
高級行政人員	32,286,000	–	–	32,286,000	1.76	1.76	–	2004年6月1日	2008年12月	2005年6月	2014年5月
	–	4,500,000	–	4,500,000	3.275	3.25	–	2006年6月7日	2010年12月	2007年6月	2016年6月
總計	131,746,000	4,500,000	(482,000)	135,764,000							

(b) Metro Pacific之購股權計劃細節

Metro Pacific	於2006年1月1日所持購股權	期內被註銷之購股權	於2006年6月30日所持購股權	購股權行使價(披索)	於授出日期之市價(披索)	行使期授出日期	行使期始自	結束
高級行政人員	315,684	(267,649)	48,035	3.46	3.57	1997年8月1日	1997年8月	2007年8月

除上文披露者外，本公司或其任何附屬公司於期內並無任何安排致使董事能透過購買本公司或任何其他機構體系之股份或債券而獲利。董事或其配偶或年齡十八歲以下之子女亦無可能透過購買本公司證券之授權，而該等人士期內亦無行使任何此等權利。

於二零零六年六月，Indofood以四千零五十萬美元收購PPL 55.0%權益，而SIMP則以一千六百四十萬美元完成收購SAIN 70.0%權益。PPT從事航運業務，而SAIN則於印尼從事油棕櫚培植、研究管理及種植園業務。

自收購日期後，上述被收購公司產生期內虧損十萬美元，已計入本集團損益賬內。倘上述所有收購於二零零六年一月一日已進行，則本集團截至二零零六年六月三十日止六個月之營業額及溢利將分別為十一億四千一百二十萬美元及九千九百一十萬美元。期內收購之附屬公司於期內自經營及投資活動產生極少量現金開支淨額；以及並無融資活動現金流量。

(c) 增加於一間聯營公司之投資

現金開支六百一十萬美元（二零零五年：二千八百二十萬美元）為本集團增加於PLDT之投資有關。二零零六年之購買主要根據總公司可轉換票據之條款而作出。

(d) 受限制現金

於二零零六年六月三十日，本集團擁有用途受限制之現金四百五十萬美元（二零零五年十二月三十一日：四百七十萬美元）。此筆款項之全數已於二零零六年七月獲解除。

(e) 主要非現金交易

期內，本集團已透過轉讓PLDT 0.1%股份以償付七百四十萬美元之總公司可轉換票據。

18. 承擔及或有負債

(a) 資本開支

	2006年 6月30日 結算 *百萬美元*	**2005年 12月31日 結算** *百萬美元*
有關附屬公司之承擔：		
已批准但未簽約	7.9	15.1
已簽約但未計提	5.8	7.5
總計	13.7	22.6

資本開支承擔主要與Indofood 購買物業、機器及設備有關。

(b) 或有負債

於二零零六年六月三十日，本集團或本公司均沒有任何重大或有負債（二零零五年十二月三十一日：無）。

(b) 收購附屬公司

	Indofood收購Pacsari Pte Ltd (PPL) 百萬美元	Indofood收購PT Sarana Inti Pratama (SAIN)及其附屬公司 百萬美元	其他 百萬美元	總計 百萬美元
作價				
現金及現金等值項目	40.5	1.5	–	42.0
應收賬款、其他應收款項及預付款項(流動)[(i)]	–	14.9	0.6	15.5
其他非流動資產[(ii)]	–	–	5.2	5.2
總計	40.5	16.4	5.8	62.7
資產淨值				
物業及設備 *(附註10)*	87.9	1.5	5.4	94.8
種植園	–	26.4	–	26.4
應收賬款、其他應收款項及預付款項(非流動)	–	2.9	–	2.9
預付土地費用	–	1.9	–	1.9
遞延税項資產	–	1.0	–	1.0
其他非流動資產	–	4.8	1.2	6.0
現金及現金等值項目	9.1	0.6	0.6	10.3
應收賬款、其他應收款項及預付款項(流動)	0.2	0.4	1.0	1.6
存貨	0.1	0.3	0.2	0.6
應付賬款、其他應付款項及應計款項	(5.4)	(3.7)	(0.7)	(9.8)
短期債務	(15.1)	–	–	(15.1)
税項準備	–	(0.1)	–	(0.1)
長期債務	–	(4.2)	–	(4.2)
遞延負債及撥備 *(附註15)*	–	(0.1)	(0.1)	(0.2)
遞延税項負債	(15.5)	(8.1)	(1.2)	(24.8)
少數股東權益	(27.9)	(7.4)	(0.6)	(35.9)
按公平價值計算收購時之總資產淨值	33.4	16.2	5.8	55.4
商譽	7.1	0.2	–	7.3
於綜合現金流量表中現金及現金等值項目之(開支)／收入淨額	(31.4)	(0.9)	0.6	(31.7)

(i) *主要指Indofood擁有80%權益之附屬公司PT Salim Ivomas Pratama (SIMP)於二零零五年十二月就收購SAIN可換股債券所支付之按金。*

(ii) *指Indofood於二零零五年十一月於PT Tahta Bahtera可換股債券作出之投資。*

15. 遞延負債及撥備

	退休金	遞延收入	長期應付賬款	其他	2006總計	2005總計
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
1月1日結算	51.2	26.0	14.5	16.3	108.0	125.1
匯兌折算	2.6	–	0.3	0.1	3.0	(2.0)
增加	9.0	0.1	2.1	0.6	11.8	15.0
收購附屬公司 *(附註17(b))*	0.2	–	–	–	0.2	–
付款及動用	(0.6)	(0.7)	(3.9)	(13.3)	(18.5)	(13.7)
重新分類	–	–	–	–	–	(11.1)
6月30日結算	62.4	25.4	13.0	3.7	104.5	113.3
按以下方式呈列:						
即期部份	1.1	1.3	2.3	1.2	5.9	16.6
非即期部份	61.3	24.1	10.7	2.5	98.6	96.7
總計	62.4	25.4	13.0	3.7	104.5	113.3

退休金為有關退休計劃及長期服務金的應計負債。

遞延收入為有關Asia Link B.V. (ALBV)(一間本公司全資擁有之附屬公司)對Smart Communications, Inc. (Smart)(一間PLDT全資擁有之附屬公司)就其雙方的一項服務協議(附註20(e))所收之預先繳付服務費用及出售物業所得並以分期形式收取而尚未確認的毛利。

長期應付款項為有關Metro Pacific/MPIC物業發展的估計負債,以及Indofood就物業及設備計入拆卸、遷移或復修之應計成本。

其他主要為有關擔保索償的撥備。

16. 衍生工具負債

衍生工具負債指本公司一間全資擁有之附屬公司First Pacific Finance Limited所發行可轉換票據內含期權部份之公平價值。有關發行可轉換票據詳情載於第一太平二零零五年年報第100頁內。期權負債之公平價值於二零零六年六月三十日按市值基準重新計算為三千九百二十萬美元(二零零五年十二月三十一日:三千九百三十萬美元),主要反映PLDT股價變動。

17. 簡略綜合現金流量表附註

(a) 購買被指定為按公平價值計入損益之金融資產的資產

六千六百五十萬美元(二零零五年:無)之現金開支主要與本集團購買及被指定為按公平價值計入損益之金融資產的PLDT 1.1%權益有關。

12. 按公平價值計入損益之金融資產

是項數額是根據市場報價而釐訂本集團於期內所購買PLDT 1.1%權益之公平價值，該筆PLDT權益被指定為按公平價值計入損益之金融資產以作為部份抵銷因總公司可轉換票據內含期權部份之公平價值變動帶來的風險之用。董事認為是項指定做法合適，因此資產之公平價值之變動與可轉換票據內含期權部份之任何公平價值之變動有密切關係。

13. 應收賬款、其他應收款項及預付款項

應收賬款、其他應收款項及預付款項包括一億七千二百八十萬美元（二零零五年十二月三十一日：一億七千三百三十萬美元）之應收貿易賬款，其賬齡分析如下。

	2006年 6月30日 結算 *百萬美元*	**2005年 12月31日 結算** *百萬美元*
0至30日	140.5	148.5
31至60日	9.6	8.8
61至90日	5.3	6.0
超過90日	17.4	10.0
總計	172.8	173.3

Indofood給予出口顧客六十日付款期，而本地顧客則平均有三十日付款期。Metro Pacific/Metro Pacific Investments Corporation (MPIC)方面，應收有關物業銷售合約賬款按一至五年期以分期形式收取。

14. 應付賬款、其他應付款項及應計款項

應付賬款、其他應付款項及應計款項包括一億六千三百九十萬美元（二零零五年十二月三十一日：一億七千二百七十萬美元）之應付貿易賬款，其賬齡分析如下。

	2006年 6月30日 結算 *百萬美元*	**2005年 12月31日 結算** *百萬美元*
0至30日	146.0	160.8
31至60日	12.8	1.7
61至90日	1.1	1.3
超過90日	4.0	8.9
總計	163.9	172.7

9. **附屬公司**

(a) 董事認為對本集團業績或資產淨值有重大影響之主要附屬公司詳情載列於第49至50頁。

(b) Metro Pacific集團對本集團物業及運輸業務分部(參閱附註2)作出貢獻。自二零零一年第四季以來,Metro Pacific集團一直未能履行其債務償還責任。Metro Pacific能否繼續經營視乎多項因素而定,當中包括其償還或重組債務責任之能力、能否進行債務再融資及能否成功推行振興業務及產生足夠現金流量之計劃,以確保業務維持運作及有利可圖。於減債計劃開始後,Metro Pacific成功將其母公司之債務責任由二零零一年十二月三十一日之一百一十七億披索(二億二千零三十萬美元)減至二零零六年六月三十日之五億六千六百萬披索(一千零七十萬美元)。

Negros Navigation Co., Inc. (Nenaco)(一間Metro Pacific擁有99.0%權益之附屬公司)已於二零零四年十月四日就其企業復興計劃獲得馬尼拉地區審訊法院批准。Nenaco取得有關批准後,將會透過加強市場推廣及經營效率,集中提升盈利能力。Metro Pacific目前正就其於Nenaco之投資研究多項策略性方案。

10. **物業及設備**

物業及設備之變動載列如下。

	截至6月30日止6個月 2006 百萬美元	2005 百萬美元
1月1日結算	622.9	647.4
匯兌折算	32.6	(29.0)
添置	25.2	23.6
出售	(1.1)	(2.0)
收購附屬公司 *(附註17(b))*	94.8	2.0
折舊 *(附註4)*	(31.5)	(32.7)
減值 *(附註4)*	(2.7)	–
重新分類	–	17.5
6月30日結算	740.2	626.8

11. **聯營公司**

	2006年6月30日結算 百萬美元	2005年12月31日結算 百萬美元
PLDT	390.6	350.4
Level Up	15.0	14.0
Metro Pacific之聯營公司	10.3	13.8
其他	2.9	3.5
總計	418.8	381.7

董事認為對本集團業績或資產淨值有重大影響之集團主要聯營公司詳情載列於第49至50頁。

6. 母公司權益持有人應佔溢利

母公司權益持有人應佔溢利包括匯兑及衍生工具虧損淨額三百七十萬美元（二零零五年：七百七十萬美元），其中包括因衍生工具公平價值變動及折算未對沖以外幣訂值債務而產生的虧損四十萬美元（二零零五年：七百七十萬美元），及本集團於二零零六年購買及被指定列作按公平價值計入損益之金融資產的PLDT 1.1%股份之公平價值變動而產生的虧損三百三十萬美元（二零零五年：無），以及非經常性收益淨額六百九十萬美元（二零零五年：一千四百六十萬美元）。

匯兑及衍生工具虧損分析

	截至6月30日止6個月	
	2006	**2005**
	百萬美元	*百萬美元*
匯兑及衍生工具收益／（虧損）		
－附屬公司	0.4	(24.3)
－聯營公司	(0.9)	11.4
小計	(0.5)	(12.9)
税項及少數股東權益應佔部份	(3.2)	5.2
總計	(3.7)	(7.7)

二零零六年之非經常性收益六百九十萬美元主要包括因轉換PLDT可換股優先股而錄得攤薄權益之收益一千零二十萬美元及以PLDT股份償付若干總公司可轉換票據而減持本集團於PLDT投資之收益七百一十萬美元。二零零五年之非經常性收益一千四百六十萬美元主要包括Indofood就成立一間合營公司所收取之商譽補償五百萬美元、攤薄本集團於PLDT權益之收益三百萬美元及Metro Pacific就應付予Pacific Plaza Towers承建商之費用所作之調整及其他項目。

7. 普通股股息

於二零零六年九月七日舉行的會議上，董事宣布派發中期現金股息每股普通股0.13美仙（二零零五年：0.13美仙），共四百一十萬美元（二零零五年：四百一十萬美元）。

8. 每股盈利

每股基本盈利乃按期內母公司權益持有人應佔溢利七千二百二十萬美元（二零零五年：六千零八十萬美元）及期內已發行普通股加權平均數三十一億八千九百萬股（二零零五年：三十一億八千六百萬股）計算。

每股攤薄盈利乃按：(i)期內母公司權益持有人應佔溢利七千二百二十萬美元（二零零五年：六千零八十萬美元）減少二十萬美元（二零零五年：四百五十萬美元）有關悉數轉換由本集團聯營公司PLDT所發行之可換股優先股及購股權所產生之攤薄影響及(ii)期內已發行普通股加權平均數三十一億八千九百萬股（二零零五年：三十一億八千六百萬股）（即相等於用於計算每股基本盈利的股份基礎），加上假設期內所有本公司之購股權被視為已獲行使而按零代價發行普通股之加權平均數四千六百九十萬股（二零零五年：四千零四十萬股）之股份基礎計算。

由於悉數轉換總公司可轉換票據所具有對期內每股基本盈利產生之反攤薄影響會導致每股盈利金額增加，故此，其影響並無被用作計算每股盈利。

4. 除稅前溢利

	截至6月30日止6個月	
	2006	**2005**
	百萬美元	*百萬美元*
除稅前溢利已(扣除)/計入		
出售存貨成本	(669.8)	(552.7)
僱員薪酬	(109.7)	(91.0)
折舊 *(附註10)*	(31.5)	(32.7)
提供服務成本	(18.9)	(21.2)
一間聯營公司之減值	(5.0)	–
物業及設備之減值 *(附註10)*	(2.7)	–
呆賬撥備(已包括於分銷成本內)	(2.1)	(1.6)
待售非流動資產公平價值變動之虧損	(0.6)	–
種植園公平價值變動之收益	30.0	8.5
攤薄於一間聯營公司權益之收益	10.2	3.0
減持於一間聯營公司權益之收益	7.1	–
出售物業及設備之收益	0.7	–
按公平價值計入損益之金融資產之股息收入	0.5	–
匯兌及衍生工具收益/(虧損)淨額 *(附註6)*	0.4	(24.3)
出售可供出售資產之已變現收益	0.2	–
可供出售資產之股息收入	–	1.3

5. 稅項

由於本集團期內於香港並無估計應課稅溢利(二零零五年:無),故並無就香港利得稅作出撥備(二零零五年:無)。香港以外地區應課稅溢利之稅項則按本公司的附屬公司於各營業國家之適用稅率撥備。

	截至6月30日止6個月	
	2006	**2005**
	百萬美元	*百萬美元*
附屬公司-海外		
本期稅項	20.0	15.5
遞延稅項	19.6	4.9
總計	39.6	20.4

包括於應佔聯營公司溢利減虧損之稅項為一千三百七十萬美元(二零零五年:二千四百二十萬美元),其分析如下。

	截至6月30日止6個月	
	2006	**2005**
	百萬美元	*百萬美元*
聯營公司-海外		
本期稅項	21.0	21.1
遞延稅項	(7.3)	3.1
總計	13.7	24.2

按主要業務活動－2005

	截至6月30日止6個月				
	電訊	消費性食品	地產及運輸	總公司	2005總計
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
損益計算表					
分部收入－營業額	–	911.6	30.9	–	942.5
分部業績	–	100.1	21.9	(27.5)	94.5
借貸成本淨額					(59.2)
應佔聯營公司溢利減虧損	71.0	–	0.1	–	71.1
除稅前溢利					106.4
稅項					(20.4)
期內溢利					86.0
其他資料					
資本開支	–	21.3	2.3	–	23.6
折舊	–	31.1	1.6	–	32.7
匯兌及衍生工具虧損淨額	–	13.9	–	10.4	24.3
其他非現金開支	–	1.1	0.5	3.4	5.0

按主要地區市場－2005

	截至6月30日止6個月		
	菲律賓	印尼	2005總計
	百萬美元	*百萬美元*	*百萬美元*
分部收入－營業額	30.9	911.6	942.5
資本開支	2.3	21.3	23.6

3. **借貸成本淨額**

	截至6月30日止6個月	
	2006	2005
	百萬美元	*百萬美元*
銀行貸款及其他貸款		
－須於5年內全數償還	64.1	64.0
－毋須於5年內全數償還	4.2	0.6
借貸成本總額	68.3	64.6
減利息收入	(9.6)	(5.4)
借貸成本淨額	58.7	59.2

2. **營業額及分部資料**

	截至6月30日止6個月 2006 百萬美元	2005 百萬美元
營業額		
出售貨品及物業	1,117.2	919.5
提供服務	19.3	23.0
總計	1,136.5	942.5

分部資料按本集團業務活動及地區市場分部列示如下。以業務活動分部資料作為本集團基本分部呈報方式，因其與本集團所作之營運及財務決策較為相符。

按主要業務活動－2006

	截至6月30日止6個月 電訊 百萬美元	消費性食品 百萬美元	地產及運輸 百萬美元	總公司 百萬美元	2006 總計 百萬美元
損益計算表					
分部收入－營業額	–	1,104.7	31.8	–	1,136.5
分部業績	–	135.3	(8.1)	0.2	127.4
借貸成本淨額					(58.7)
應佔聯營公司溢利減虧損	68.9	(0.8)	0.1	–	68.2
除稅前溢利					136.9
稅項					(39.6)
期內溢利					97.3
其他資料					
資本開支	–	19.6	3.9	1.7	25.2
折舊	–	28.5	3.0	–	31.5
匯兌及衍生工具虧損淨額	–	–	–	5.1	5.1
其他非現金開支	–	1.0	9.4	1.4	11.8

按主要地區市場－2006

	截至6月30日止6個月 菲律賓 百萬美元	印尼 百萬美元	香港 百萬美元	2006 總計 百萬美元
分部收入－營業額	31.8	1,104.7	–	1,136.5
資本開支	3.9	19.6	1.7	25.2

簡略中期財務報表附註

1. 編製基準及會計政策之更改

(a) 編製基準

簡略中期財務報表乃遵照香港會計師公會所頒布之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司(香港聯交所)證券上市規則(上市規則)之披露規定而編製。簡略中期財務報表編製基準與本集團二零零五年經審核財務報表所採納之會計政策貫徹一致，惟下文所述者除外。

(b) 新訂及經修訂香港財務報告準則之影響

由於下列香港會計師公會頒布之新訂及經修訂香港會計準則、香港財務報告準則及香港(國際財務報告詮釋委員會)－詮釋於二零零六年一月一日或之後開始之會計期間生效，故香港公認會計準則於二零零六年有若干變動：

香港會計準則第19號(修訂)	「精算損益、集團計劃及披露」
香港會計準則第21號(修訂)	「外幣匯率變動之影響－海外業務之投資淨額」
香港會計準則第39號(修訂)	「預測集團內公司間交易之現金流量對沖會計處理」
香港會計準則第39號(修訂)	「公平價值選擇」
香港會計準則第39號及香港財務報告準則第4號(修訂)	「金融工具：確認及計量及保險合約－財務擔保合約」
香港財務報告準則第1號及第6號(修訂)	「首次採納香港財務報告準則及礦產資源之勘探及評估」
香港財務報告準則第6號	「礦產資源之勘探及評估」
香港(國際財務報告詮釋委員會)－詮釋第4號	「釐定安排是否包括租賃」
香港(國際財務報告詮釋委員會)－詮釋第5號	「終止運作、復原及環境修復基金產生權益之權利」
香港(國際財務報告詮釋委員會)－詮釋第6號	「參與特定市場之責任－廢棄電力及電子設備」

除香港會計準則第39號(修訂)「公平價值選擇」外，採納上列已頒布之公開文件對本集團之會計政策及本集團之簡略中期財務報表之計算方法並無重大影響。採納香港會計準則第39號(修訂)「公平價值選擇」導致本集團在指定金融工具作為按公平價值計入損益之金融資產／負債時所用之準則更受限制。

期內，本集團指定於二零零六年購買之PLDT 1.1%權益作為按公平價值計入損益之金融資產，詳情請參閱附註12。採納是項準則對截至二零零六年六月三十日及二零零五年六月三十日止期間母公司權益持有人應佔溢利以及於二零零六年六月三十日及二零零五年十二月三十一日之母公司權益持有人應佔權益均無影響。

	附註	（未經審核）截至6月30日止6個月 2006 百萬美元	2005 百萬美元
自一間聯營公司收取之股息		23.3	10.0
出售物業及設備及其他之收入		6.3	2.2
自按公平價值計入損益之金融資產收取之股息		0.5	–
購買被指定為按公平價值計入損益之金融資產的資產	*17(a)*	(66.5)	–
收購附屬公司	*17(b)*	(31.7)	1.0
購買物業及設備及其他		(27.2)	(23.6)
增加於一間聯營公司之投資	*17(c)*	(6.1)	(28.2)
聯營公司借取之貸款		(1.1)	(0.2)
購買可供出售資產		(0.3)	(22.5)
終止衍生工具交易所得款項		–	96.3
收購一間聯營公司		–	(15.0)
投資活動之現金（開支）／收入淨額		(102.8)	20.0
借入／（償還）貸款淨額		9.2	(8.8)
一間附屬公司發行予少數股東之股份		2.5	–
受限制現金減少		0.2	–
行使購股權而發行之股份		0.1	–
支付予股東之股息		(8.2)	–
一間附屬公司支付予少數股東之股息		–	(21.7)
融資活動之現金收入／（開支）淨額		3.8	(30.5)
現金及現金等值項目淨額之增加		9.6	75.7
1月1日之現金及現金等值項目		296.0	186.6
匯兑折算		4.2	(4.6)
6月30日之現金及現金等值項目		309.8	257.7
代表			
現金及現金等值項目		309.8	257.7

簡略綜合現金流量表

	附註	（未經審核）截至6月30日止6個月 2006 百萬美元	2005 百萬美元
除稅前溢利		136.9	106.4
就下列各項調整：			
利息開支		68.3	64.6
折舊		31.5	32.7
其他非流動資產減少／（增加）		23.0	(4.3)
應收賬款、其他應收款項及預付款項（非流動）減少		3.9	5.6
以權益支付購股權開支		1.4	3.4
確認之預付土地費用		1.4	1.1
待售非流動資產公平價值變動之虧損		0.6	–
應佔聯營公司溢利減虧損		(68.2)	(71.1)
種植園公平價值變動之收益		(30.0)	(8.5)
攤薄於一間聯營公司權益之收益		(10.2)	(3.0)
利息收入		(9.6)	(5.4)
減持於一間聯營公司權益之收益		(7.1)	–
出售物業及設備之收益		(0.7)	–
按公平價值計入損益之金融資產之股息收入		(0.5)	–
匯兑及衍生工具（收益）／虧損淨額		(0.4)	24.3
可供出售資產之股息收入		–	(1.3)
其他		13.1	5.2
於營運資金變動前之經營溢利		153.4	149.7
營運資金減少[(i)]		18.4	23.0
營運產生之現金收入淨額		171.8	172.7
已收利息		7.8	4.8
已付利息		(55.2)	(53.8)
已付稅款		(15.8)	(37.5)
經營活動之現金收入淨額		108.6	86.2

(i)　營運資金變動不包括因收購及出售附屬公司而導致之變動。

	母公司權益持有人應佔權益									
	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現(虧損)／收益	匯兌儲備	累積虧損	總計	少數股東權益	(未經審核)權益總額
	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元	百萬美元
2006年1月1日結算	31.9	959.1	9.3	6.4	4.0	(50.9)	(577.0)	382.8	323.9	706.7
2006年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	6.4	–	6.4	16.3	22.7
可供出售資產之未變現收益	–	–	–	1.3	–	–	–	1.3	1.3	2.6
現金流量對沖之未變現虧損	–	–	–	–	(10.0)	–	–	(10.0)	–	(10.0)
直接於權益確認之收入及開支淨額	–	–	–	1.3	(10.0)	6.4	–	(2.3)	17.6	15.3
期內溢利淨額	–	–	–	–	–	–	72.2	72.2	25.1	97.3
期內確認之收入及開支總額	–	–	–	1.3	(10.0)	6.4	72.2	69.9	42.7	112.6
撥回及減持於一間聯營公司之權益	–	–	–	–	–	0.4	–	0.4	–	0.4
收購附屬公司	–	–	–	–	–	–	–	–	35.9	35.9
一間附屬公司發行予少數股東之股份	–	–	–	–	–	–	–	–	2.5	2.5
應佔權益變動	–	–	–	–	–	–	–	–	1.5	1.5
宣布派發之少數股東股息	–	–	–	–	–	–	–	–	(2.3)	(2.3)
行使購股權而發行之股份	–	0.2	(0.1)	–	–	–	–	0.1	–	0.1
以權益支付購股權之安排	–	–	1.9	–	–	–	–	1.9	–	1.9
股息	–	–	–	–	–	–	(8.2)	(8.2)	–	(8.2)
2006年6月30日結算	31.9	959.3	11.1	7.7	(6.0)	(44.1)	(513.0)	446.9	404.2	851.1

簡略綜合權益變動表

	母公司權益持有人應佔權益								少數股東（未經審核）	
	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益	現金流量對沖之未變現（虧損）／收益	匯兌儲備	累積虧損	總計	權益	權益總額
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*	*百萬美元*
2005年1月1日結算	31.9	958.2	4.4	1.7	–	(59.8)	(675.2)	261.2	363.7	624.9
2005年之權益變動：										
換算海外業務之匯兌差額	–	–	–	–	–	(6.8)	–	(6.8)	(14.9)	(21.7)
可供出售資產之未變現收益	–	–	–	0.7	–	–	–	0.7	–	0.7
現金流量對沖之未變現虧損	–	–	–	–	(2.2)	–	–	(2.2)	–	(2.2)
直接於權益確認之收入及開支淨額	–	–	–	0.7	(2.2)	(6.8)	–	(8.3)	(14.9)	(23.2)
期內溢利淨額	–	–	–	–	–	–	60.8	60.8	25.2	86.0
期內確認之收入及開支總額	–	–	–	0.7	(2.2)	(6.8)	60.8	52.5	10.3	62.8
攤薄於一間聯營公司之權益	–	–	–	–	–	0.2	–	0.2	–	0.2
應佔權益變動	–	–	–	–	–	–	–	–	(1.6)	(1.6)
宣布派發及已支付之少數股東股息	–	–	–	–	–	–	–	–	(29.4)	(29.4)
以權益支付購股權之安排	–	–	3.4	–	–	–	–	3.4	–	3.4
2005年6月30日結算	31.9	958.2	7.8	2.4	(2.2)	(66.4)	(614.4)	317.3	343.0	660.3

	附註	(未經審核) 2006年6月30日結算 百萬美元	2005年12月31日結算 百萬美元
權益			
已發行股本		31.9	31.9
其他儲備		928.0	927.9
累積虧損		(513.0)	(577.0)
母公司權益持有人應佔權益		446.9	382.8
少數股東權益		404.2	323.9
權益總額		851.1	706.7
非流動負債			
長期債務		732.5	744.2
遞延負債及撥備	*15*	98.6	92.7
遞延税項負債		163.3	114.1
衍生工具負債	*16*	39.2	39.3
		1,033.6	990.3
		1,884.7	1,697.0

簡略綜合資產負債表

	附註	（未經審核） 2006年 6月30日 結算 *百萬美元*	2005年 12月31日 結算 *百萬美元*
非流動資產			
物業及設備	*10*	740.2	622.9
種植園		234.4	169.0
聯營公司	*11*	418.8	381.7
按公平價值計入損益之金融資產	*12*	70.4	–
應收賬款、其他應收款項及預付款項	*13*	15.8	11.7
商譽		40.9	32.7
預付土地費用		34.2	34.5
可供出售資產		4.6	2.7
遞延税項資產		17.0	15.4
其他非流動資產		114.4	130.8
		1,690.7	1,401.4
流動資產			
現金及現金等值項目		309.8	296.0
受限制現金	*17(d)*	4.5	4.7
可供出售資產		53.8	52.4
應收賬款、其他應收款項及預付款項	*13*	263.9	286.7
存貨		299.9	303.0
待售非流動資產		2.3	2.9
		934.2	945.7
流動負債			
應付賬款、其他應付款項及應計款項	*14*	296.7	278.6
短期債務		422.1	345.0
税項準備		15.5	11.2
遞延負債及撥備之即期部份	*15*	5.9	15.3
		740.2	650.1
流動資產淨額		194.0	295.6
資產總值減流動負債		1,884.7	1,697.0

2. 截至2006年6月30日及2005年6月30日止6個月期間之未經審核簡略中期財務報表

以下為摘錄自本公司截至2006年6月30日止6個月中期報告之本公司分別截至2006年6月30日及2005年6月30日止6個月期間之未經審核簡略綜合財務報表及其附註。

簡略綜合損益計算表

		（未經審核）截至6月30日止6個月	
		2006	**2005**
	附註	*百萬美元*	*百萬美元*
營業額	2	1,136.5	942.5
銷售成本		(851.2)	(702.7)
毛利		285.3	239.8
權益攤薄及減持投資之收益		17.3	3.0
分銷成本		(95.8)	(81.7)
行政開支		(65.6)	(57.3)
其他經營開支淨額		(13.8)	(9.3)
借貸成本淨額	3	(58.7)	(59.2)
應佔聯營公司溢利減虧損		68.2	71.1
除稅前溢利	4	136.9	106.4
稅項	5	(39.6)	(20.4)
期內溢利		97.3	86.0
以下者應佔：			
母公司權益持有人	6	72.2	60.8
少數股東權益		25.1	25.2
		97.3	86.0
普通股股息	7		
每股0.13美仙（2005：0.13美仙）		4.1	4.1
母公司權益持有人應佔每股盈利（美仙）	8		
基本		2.26	1.91
攤薄		2.23	1.74

本集團之資產與負債

	於二零零六年六月三十日 百萬美元 (未經審核)	於十二月三十一日 二零零五年 百萬美元 (經審核)	二零零四年 百萬美元 (經審核)	二零零三年 百萬美元 (經審核)
資產總值	2,624.9	2,347.1	2,168.7	2,213.5
減：負債總額	1,773.8	1,640.4	1,577.6	1,785.7
少數股東權益	404.2	323.9	363.7	376.7
資產淨值	446.9	382.8	227.4	51.1

附註： 本集團之財務報表根據由香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」,同時包括香港會計準則(「香港會計準則」)及詮釋)以及香港公認會計準則(「香港公認會計準則」)編製。由於香港會計師公會頒佈多項新訂及經修訂香港會計準則及香港財務報告準則,並於二零零五年一月一日或之後開始之會計期間生效,因此香港公認會計準則自二零零五年起作出重大變動,有關主要變動概述於截至二零零五年十二月三十一日止年度綜合財務報表附註2(B)及截至二零零六年六月三十日止六個月之簡略綜合財務報表附註1(b),該等財務報表分別載於本附錄第61至65頁及第35頁。

A. 過去三個財政年度之財務報表

1. 第一太平集團之財務業績及狀況概要

以下財務資料摘錄自本公司截至二零零四年及二零零五年十二月三十一日止年度年報所刊載之本集團經審核綜合財務報表，以及本集團截至二零零六年六月三十日止六個月之未經審核簡略綜合財務報表。

	截至二零零六年六月三十日止六個月	截至十二月三十一日止年度		
		二零零五年	二零零四年	二零零三年
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
	（未經審核）	（經審核）	（經審核）	（經審核）
營業額	1,136.5	1,986.1	2,054.6	2,161.8
除稅前溢利	136.9	165.4	181.3	170.2
稅項	(39.6)	(26.6)	(31.9)	(35.2)
期／年內持續業務溢利	97.3	138.8	149.4	135.0
期／年內已終止業務溢利	–	–	18.8	–
扣除少數股東權益前溢利	97.3	138.8	168.2	135.0
少數股東權益	(25.1)	(35.8)	(44.3)	(60.9)
母公司權益持有人應佔溢利	72.2	103.0	123.9	74.1
普通股股息				
中期				
－二零零六年及二零零五年：每股0.13美仙（二零零四年及二零零三年：無）	4.1	4.1	–	–
末期				
－二零零五年：每股0.26美仙（二零零四年及二零零三年：無）		8.2	–	–
		12.3	–	–
每股盈利（美仙）				
－基本	2.26	3.23	3.89	2.33
－攤薄	2.23	3.17	不適用	不適用

貴集團於完成收購事項後之資產負債比率將(按備考基準)由二零零五年十二月三十一日之約1.12倍增加至約1.84倍。然而,吾等認為有關升幅於上文「收購事項之財務影響」一段所述情況下僅限於審慎範圍以內。

是次收購活動之價格按公開拍賣價格釐定,根據PTIC組織章程細則之條款, 貴公司全資附屬公司MPAH有權優先購買該等權益。就董事所深知及確信收購事項並無出現利益衝突,全體股東均可於股東特別大會上投票。

9. 意見

根據上述主要因素及理由,吾等認為收購事項乃按對股東而言屬公平合理之正常商業條款進行,而收購事項亦合乎 貴公司及股東之整體利益。因此,吾等建議獨立董事委員會推薦建議,而吾等本身亦推薦建議股東投票贊成將於股東特別大會上提呈以批准收購事項之決議案。

此致

獨立董事委員會及列位股東 台照

代表
新百利有限公司
主席
邵斌
謹啟

二零零七年二月十二日

根據本通函附錄三所載之收購事項後經擴大集團之備考財務資料， 貴集團之總資產將於緊隨完成後增加約420,000,000美元(即收購PTIC約46%權益之成本約510,600,000美元扣除用作撥付收購事項之內部現金資源約90,600,000美元)。於此項備考分析中，由於就收購事項取得額外銀行借貸， 貴集團之總負債亦將增加約420,000,000美元。由於銀行借貸增加及動用內部資源以撥付收購事項， 貴集團之備考資產負債比率(以債項淨額除總股權計算)亦將由二零零五年十二月三十一日之約1.12倍增加至約1.84倍。然而，由於撥付收購事項之借貸主要為長期貸款，而所收購之資產為實際上市股份，即 貴集團可於有需要時隨時將該等資產套現以償還銀行借貸，就此而言，吾等認為有關資產負債比率升幅僅限於審慎範圍以內。 貴集團將其於PLDT之應佔權益按市值計算，上述計算的資產負債比率將大幅減少。

8. 討論及分析

收購事項涉及進一步購買PTIC約46%股權，PTIC之唯一重大資產為持有PLDT已發行普通股本之約13.8%。儘管該等股權僅為一家未上市公司之少數股權，惟 貴公司已經持有PTIC約54%權益，因此收購事項將容許 貴公司進一步鞏固其對PLDT約13.8%股權之控制權，將其於PLDT之經濟權益增加至最多約29%。

PLDT為一家不斷增長的成功公司， 貴公司自一九九八年起已大量投資於PLDT，故此對PLDT相當熟悉。PLDT已成為 貴集團之核心資產，其應佔 貴集團市值超過 貴公司之市值，兩家公司股價變動之關係緊密。吾等因此認為 貴公司目前獲得鞏固其對PTIC之控制權之機會與 貴公司之策略方向一致。

PLDT股份於市場上之平均成交量約為每月3,300,000股，由於收購事項涉及約12,100,000股PLDT股份，吾等並不認為有可能可透過於市場購買股份以累積該等持股量而不會導致股價飆升。

每股PLDT股份之相等價格2,100披索較近日市價吸引，PLDT股份於最後實際可行日期之收市價為2,560披索。可資比較亞洲電訊營運商之評級及近日業內已進行交易之水平亦較收購事項所反映之水平為高。

(ii) 電訊業近日進行之收購活動：

自二零零五年九月起，涉及收購電訊業權益之多項收購活動（「可資比較交易」）概述如下：

公佈日期	收購人	目標公司	所收購百分比	交易金額 *(百萬美元)*[1]	企業價值對EBITDA之比率[2]
二零零六年十月十三日	Providence Equity Partners LLC	Idea Cellular Limited	16.0	400	13.3
二零零六年六月三十日	HTIL	Hutchison Essar Limited	5.1	450	19.3
二零零六年四月十日	Aditya Birla Nuvo Limited	Idea Cellular Limited	48.1	990	12.1
二零零六年三月十日	Telekom Malaysia Berhad	Spice Communication Private Limited	49.0	179	15.0
二零零五年十二月二十六日	Maxis Communications Berhad	Aircel Cellular Limited	74.0	800	20.0
二零零五年十月二十八日	Vodafone Group Plc	Bharti Airtel Limited	10.05	1,481	18.9
二零零五年十月十八日	Essar Teleholdings Limited	Hutchison Essar Limited	3.2	147	14.3
二零零五年九月二十六日	Hutchison Essar Limited	BPL Mobile Communications Limited	100.0	1,128	19.1
中間數					**16.5**

1. 反映於交易中所購買之股權價值。

2. 基於HTIL/Hutch Essar, Vodafone/Bharti, Essar/Hutch Essar過去十二個月之過往EBITDA計算，其餘交易之價值亦根據經紀研究報告就企業價值對二零零五年財政年度EBITDA之比率估計計算。

如上表所示，收購事項之代價所代表PLDT之隱含企業價值對EBITDA之比率5.92倍為可資比較交易中最低，而且大幅低於其中位數16.5。

7. 收購事項之財務影響

完成後，貴集團之實際應佔PLDT權益將由約23%增加至約29%。PLDT將維持為貴集團之聯營公司，而其業績將繼續計入貴集團之賬目內列為股權。鑑於上文「PLDT之業務及業績概要」一段所述之能賺取盈利往績，貴集團透過收購事項鞏固對PLDT約13.8%股權之控制權將對貴集團之盈利帶來正面影響。

可資比較公司	佔總收益之百分比	國家	目前市值 *(百萬美元)*	市盈率	企業價值對 EBITDA 之比率
其他亞洲電訊營運商					
Hutchison Telecommunications International Limited(「HTIL」)	91%流動業務 9%固網業務	香港	11,560.33	不適用	12.58

附註： HTIL於截至二零零五年十二月三十一日止年度錄得虧損約150,000,000港元，因此未能計算其市盈率。

可資比較公司	佔總收益之百分比	國家	目前市值 *(百萬美元)*	市盈率	企業價值對 EBITDA 之比率
Maxis Communications Berhad	97%流動業務 3%固網業務	馬來西亞	8,666.60	17.83	6.03
Starhub Limited	52%流動業務 14%固網業務 17%有線業務 11%寬頻業務	新加坡	3,517.84	22.98	9.39
PT Telekomunikasi Indonesia Tbk.	35%流動業務 26%固網業務 35%寬頻業務	印尼	21,146.83	23.83	5.13
Chungwa Telecom Company Limited	40%流動業務 36%固網業務 23%寬頻業務	台灣	18,813.30	18.60	5.28
可資比較公司平均數				**20.81**	**7.68**
PLDT(按每股PLDT股份2,100披索計算)	**60%流動業務 40%固網業務**	**菲律賓**	**8,017.12**	**11.05**	**5.92**

資料來源： 彭博資訊

如上表所述，收購事項之代價(根據每股PLDT股份2,100披索計算)所代表PLDT之隱含市盈率及企業價值對EBITDA之比率均屬可資比較公司現時比率範圍之較低部份，並低於可資比較公司相關比率之平均數。按此基準而言，吾等認為代價對 貴公司而言屬適當價值。

交量為3,300,000股，進一步收購之PLDT股份相等於約四個月之成交量，按此基準而言，吾等認為於合理期間內按穩定價格在市場買入相等數目之PLDT股份不切實際。

按此基準而言，吾等認為，透過收購PTIC約46%權益以進一步收購PLDT約6.4%權益，為 貴公司以低於近日市價之價格鞏固其於PLDT之權益之有效途徑。

6. 可資比較之分析

於評估代價是否公平合理時，吾等已就其他亞洲電訊營運公司及彼等之估值基準進行研究。

(i) 與上市公司之比較：

吾等已考慮從事電訊業務之上市公司之市盈率及企業價值對未計利息、稅項、折舊及攤銷前盈利（「EBITDA」）之比率，就此而言，吾等已參考產品／服務組合與PLDT相若之亞洲電訊公司。一般而言，吾等留意到下列兩家印度流動電訊營運商較其他亞洲公司之企業價值對EBITDA之比率為高，部份反映印度市場之增長迅速。

於吾等之分析中，吾等並無計及印度公司，並只將PLDT與其他新興之類似亞洲電訊營運商（「可資比較公司」）作出比較。下列估值倍數按過往基準，採用各自最近期年報／中期報告／季度報告（如適用）所得之財務數據計算。

可資比較公司	佔總收益之百分比	國家	目前市值 *(百萬美元)*	市盈率	企業價值對EBITDA之比率
印度公司（不包括在內）					
Bharti Airtel Limited	70%流動業務 12%固網業務 12%寬頻業務	印度	33,175.40	64.0	19.20
Reliance Communications Limited（「Reliance」）	61%流動業務 30%固網業務 6%寬頻業務	印度	22,714.80	不適用	15.20

附註： Reliance於截至二零零五年十二月三十一日止年度錄得約1,300,000美元之溢利，吾等認為，由於其市值金額龐大（約23,000,000,000美元），其作為計算市盈率及企業價值對EBITDA之比率之基準意義不大。

(ii) PLDT股份之成交量

下表載列於二零零五年一月一日至二零零七年一月三十一日止期間每月成交之PLDT股份總數：

	PLDT股份之每月總成交量 *PLDT股份數目*
二零零五年	
一月	4,811,920
二月	2,763,390
三月	2,889,580
四月	3,358,340
五月	2,665,160
六月	4,976,430
七月	5,277,160
八月	2,895,340
九月	3,002,850
十月	2,250,130
十一月	2,018,000
十二月	1,886,370
二零零六年	
一月	1,846,540
二月	3,337,660
三月	2,306,340
四月	2,669,790
五月	3,663,190
六月	2,950,610
七月	2,527,690
八月	2,815,700
九月	4,650,610
十月	6,728,720
十一月	3,357,140
十二月	2,823,580
二零零七年	
一月	4,183,010
平均	**3,306,210**

資料來源： 彭博資訊

於二零零七年一月二十九日，PLDT之股份約達188,500,000股。根據上表，PLDT股份於二零零五年一月一日至二零零七年一月三十一日止期間之平均每月成交量約為3,300,000股PLDT股份。 貴公司擬透過收購PTIC約46%權益，進一步收購PLDT約6.4%權益，即約12,100,000股PLDT股份。基於PLDT股份之平均每月成

5. PLDT股份之股價及成交量

(i) PLDT股價

下表顯示PLDT股份於期間內在菲律賓證券交易所之每日收市價：


披索
3,000
2,500
2,000
1,500
1,000
500
購買價 = 2,100 披索
二零零五年一月三日
二零零五年三月三日
二零零五年五月三日
二零零五年七月三日
二零零五年九月三日
二零零五年十一月三日
二零零六年一月三日
二零零六年三月三日
二零零六年五月三日
二零零六年七月三日
二零零六年九月三日
二零零六年十一月三日
二零零七年一月三日

資料來源： 彭博資訊

每股PLDT股份之購買價2,100披索較：

a) 於最後實際可行日期每股PLDT股份之收市價2,560.0披索折讓約18.0%；

b) 於截至最後實際可行日期（包括該日）十個交易日每股PLDT股份之平均收市價約2,587.0披索折讓約18.8%；及

c) 於截至最後實際可行日期（包括該日）三十個交易日每股PLDT股份之平均收市價約2,637.5披索折舊約20.4%。

如上圖所說明，自二零零六年九月中起，PLDT股份於市場上按高於購買價每股PLDT股份2,100披索之水平成交。於一般情況下，於一家股份上市之私營公司之少數股東權益股權價格將較該等上市股份之應佔價值折讓，然而，於收購事項後， 貴公司將控制PTIC（即有關私營公司）之100%權益，並可盡量增加其於日後處理PTIC及其資產之選擇。

下表説明於二零零五年一月一日至最後實際可行日期(包括該日)期間(「期間」) 貴集團股份與PLDT股份之相對表現。


250%
200%
150%
100%
50%
0%
貴公司
PLDT

資料來源: 彭博資訊

根據上文所述,期間內 貴公司之股價緊隨PLDT之股價,吾等認為,此等跟隨股價現象反映市場將PLDT視為 貴集團之核心投資。

鑑於PLDT所佔 貴集團經常性溢利之份額重大,加上 貴公司與PLDT之間之跟隨股價現象,吾等認為PLDT為 貴公司之核心策略性資產,因此,吾等認為, 貴公司透過收購PTIC約46%權益以進一步收購其於PLDT之約6.4%應佔權益,從而鞏固其於PLDT之投資做法合理。

於二零零六年七月，ePLDT透過收購全球第二大純業務流程外判及第九大獨立業務流程外判服務供應商SPi Technologies, Inc.（「SPi」），進一步將其業務組合擴展至環球業務流程外判市場。。SPi業務範圍覆蓋北美、歐洲及亞洲，於二零零六年八月，SPi收購基地設於維吉尼亞州列治文市之主要醫藥處方公司CyMed, Inc.全部股權。業務流程外判業務（包括電話服務中心）僅佔PLDT二零零五年總收益之3%，惟董事預期由於該項收購令到使用率上升及業務進一步擴充，該等份額將於未來三至五年內上升至10%。由於菲律賓之業務流程外判市場分散，為ePLDT提供鞏固其於此行業之市場佔有率及地位之良機，故此董事對菲律賓之業務流程外判業抱持樂觀態度。

因此，一般而言，董事認為PLDT之前景樂觀。

4. 貴公司過往於PLDT之持股量及重要性

貴集團已投資於PLDT逾八年，隨著資產出售計劃於一九九七年十二月開始，貴公司一直就出售所得款項於亞洲物色投資機會。於評估投資建議時，貴集團集中於區內於其所屬市場領導群雄，且已建立著名品牌的業務。貴公司總括認為，PLDT為菲律賓主要電訊營運商，為貴集團之適當投資。於一九九八年十一月，貴公司透過於市場購入及收購PTIC之控股權益，收購約17.2%之應佔經濟權益，佔PLDT當時之投票權益約27.4%，總代價為29,700,000,000披索（以經濟權益計算，相等於約每股PLDT股份1,420披索）。自此之後，貴公司一直參與管理PLDT，而貴公司董事總經理彭澤仁亦獲委任為PLDT當時之總裁及行政總監，彭澤仁目前仍為PLDT之主席。貴公司亦於一九九八年提名五名其他新董事加入PLDT之董事會。有見及PLDT之表現良好，貴集團於一九九八年原有收購活動後繼續鞏固其於PLDT之權益，目前持有PLDT約23%應佔經濟權益及約29%投票權益。

PLDT為貴集團之聯營公司，其業績計入貴集團之賬目內作為股權。如貴集團二零零五年年報所示，PLDT於截至二零零五年十二月三十一日止兩年分別為貴集團之經常性溢利帶來約117,100,000美元及132,200,000美元（分別為貴集團截至二零零五年十二月三十一日止兩年經常溢利之約100.3%及112.8%）。根據貴集團之二零零六年中期報告，PLDT為貴集團截至二零零六年六月三十日止六個月之經常溢利帶來約66,500,000美元（或期內貴集團約69,000,000美元之經常性溢利之約96.4%）。按此基準，貴集團大部份經常性溢利均來自PLDT，顯示PLDT為貴集團之重要策略性投資。

如上表所示，營業額主要來自無線業務分部，而無線業務分部亦為二零零五年業績之主要部份。無線業務服務收益於截至二零零五年十二月三十一日止年度增加約10.4%至約1,357,900,000美元，該等升幅主要由於無線數據收益增加所致。於二零零五年底，PLDT之流動用戶群約有20,400,000名用戶，市場佔有率約59%。

PLDT固網業務於截至二零零五年十二月三十一日止年度之報告收益約為903,000,000美元，其中數據收益之升幅於抵銷其傳統長途語音收益跌幅後仍有餘額，淨影響為收益增加約4.5%。固網業務表現改善乃由於寬頻業務擴充所致。

PLDT之資訊及通訊科技業務主要由ePLDT進行，ePLDT經營互聯網數據中心、電話服務中心，以及互聯網及遊戲業務。資訊及通訊科技分部收益於二零零五年上升約44.7%至約53,700,000美元，該等增長主要由於電話服務中心業務增長所致。隨著菲律賓日漸吸引更多業務流程外判項目，電話服務中心業務於近年大幅增長，由於產能使用率增加及額外服務要求收取之價格上升，因此綜合電話服務中心收益增加約52%至約35,400,000美元。

如 貴公司二零零六年之中期報告所述，PLDT表現持續良好，為 貴集團截至二零零六年六月三十日止六個月約69,000,000美元之經常性溢利帶來約66,500,000美元之貢獻，較同期之貢獻上升約13.1%。無線業務服務收益因數據收益持續增長而增加約6%至約740,800,000美元，另一方面，固網業務服務收益則維持於約462,500,000美元。ePLDT之增長強勁，其收益上升約36%至約34,500,000美元，其中約68%來自其電話服務中心業務。

如上文所述，吾等認為PLDT為一家成功為 貴集團經常性溢利帶來重大貢獻之公司。

(iii) PLDT之前景

據董事表示，PLDT之收益增長很可能來自寬頻、業務流程外判項目／電話服務中心及流動分部。PLDT將繼續推出不同具吸引力的嶄新無線寬頻產品及服務。此外，PLDT將透過持續擴充網絡覆蓋範圍及產能以及市場分類，進一步鞏固其於無線業務市場上首屈一指的地位，為PLDT由流動電話公司轉型為跨服務無線電訊供應商作好準備。

(ii) PLDT之往績

下表概述PLDT截至二零零五年十二月三十一日止兩年之綜合業績，該等業績摘錄自　貴集團之二零零五年年報。香港會計師公會已頒佈多項新訂及經修訂香港財務報告準則及香港會計準則（「經修訂香港財務報告準則」），由二零零五年一月一日或之後開始之會計期間生效。二零零四年之數字已根據經修訂香港財務報告準則作出調整。

百萬美元	營業額			溢利		
	二零零五年	二零零四年	變動百分比	二零零五年	二零零四年	變動百分比
					（重列）	
無線業務	1,357.9	1,229.8	+10.4	714.6	503.8	+41.8
固網業務	903.0	864.0	+4.5	133.7	314.8	-57.5
資訊及通訊科技	53.7	37.1	+44.7	1.8	14.9	-87.9
分部間抵銷	(113.3)	(77.2)	+46.8	–	–	–
總計	2,201.3	2,053.7	+7.2			
分部業績				850.1	833.5	+2.0
借貸成本淨額				(219.1)	(217.1)	+0.9
應佔聯營公司溢利減虧損				0.1	(1.3)	–
除税前溢利				631.1	615.1	+2.6
税項				(57.0)	(101.7)	-44.0
年度溢利				574.1	513.4	+11.8
少數股東權益				(6.7)	1.3	–
權益持有人應佔溢利				567.4	514.7	+10.2
優先股股息				(25.7)	(32.5)	-20.9
普通股股東應佔溢利				541.7	482.2	+12.3
貴集團所持平均股權(%)				24.4	24.3	-
貴集團經常收益應佔份額				132.2	117.1	+12.9

的承讓人，將透過購買銷售股份行使該「優先購買權」。該項「優先購買權」賦予MPAH權利按每股PTIC股份226,338.9669披索（相等於約4,582.69美元（為拍賣獲得之最高出價）），購買該等建議根據菲律賓政府公開拍賣所出售之PTIC約46%股權。

MPAH建議根據PTIC組織章程細則行使「優先購買權」，以收購根據拍賣發售之PTIC 約46%股權，總代價於扣除交易開支前將約為25,217,556,000披索（約相等於510,580,198美元）。收購成本約510,600,000美元擬以 貴集團內部資源及第三方融資分別撥付其中約90,600,000美元及約420,000,000美元。就該項420,000,000美元之第三方融資而言，吾等獲董事告知， 貴公司為撥付收購事項，已經動用一項270,000,000美元之五年期有期貸款，有關本金額須於到期日悉數償還。餘額約150,000,000美元將以短期借貸撥付。鑑於大部份收購成本均以該項於到期時「一次性償還」（即於到期日全數償還）的270,000,000美元五年期有期貸款撥付，吾等認為， 貴集團已就收購事項採納審慎的融資架構。

根據有條件買賣協議（預期由MPAH與菲律賓政府於股東特別大會日期前訂立，菲律賓政府原則上已同意有關條款），菲律賓政府將就收購銷售股份提供若干項以MPAH為受益人之保證。買賣協議之建議條款詳情載於本函件之董事會函件內「買賣協議之建議條款」一段內。其中，菲律賓政府將保證其為銷售股份之合法及絕對及實益擁有人。約262,685,233美元（即銷售股份購買價之約一半金額）將繳入一個託管戶口，並根據託管協議持有及受託管協議限制。根據託管協議，以託管持有之金額將僅於本公司發出書面通知時，可解除予菲律賓政府，倘收購事項未獲股東批准，則 貴公司無責任發出有關書面通知，而該項以託管持有之金額將予 貴公司發出書面指示後全數退還予 貴集團。

董事預期完成將最遲於二零零七年三月二日進行。

3. PLDT之業務及業績概要

(i) PLDT之業務

貴集團之聯營公司PLDT成立至今逾七十載，為菲律賓主要電訊服務公司之一，提供多種電訊服務：無線業務、固網業務以及資訊及通訊科技。PLDT已發展菲律賓最全面的光纖網絡、流動、固網及衛星網絡。

PTIC其餘並非由　貴集團擁有之約46%權益由菲律賓政府提出拍賣。作為拍賣之其中一部份，於二零零六年十二月，菲律賓政府為該等權益之註冊股東，因此菲律賓政府成為　貴公司附屬公司之主要股東及　貴公司之關連人士；根據上市規則，收購事項為　貴公司一項主要交易及一項關連交易，故此須獲股東於股東特別大會上批准。據董事所深知及確信，收購事項並無出現利益衝突，因此概無股東須於股東特別大會上就批准收購事項放棄投票。

由全體三名獨立非執行董事Graham L. Pickles先生、陳坤耀教授及鄧永鏘先生組成之獨立董事委員會已經成立，以就收購事項之建議條款對股東而言是否屬公平合理及是否符合貴公司及股東的整體利益而向股東作出推薦建議。吾等新百利有限公司已就此獲委任向獨立董事委員會及股東提供意見。

在達致吾等之意見及推薦建議時，吾等倚賴董事及　貴集團管理層所提供之資料及事實以及所發表之意見，並已假設該等資料、事實及意見於通函日期均為真實、準確及完整，並於截至股東特別大會舉行之時止仍屬真實無誤。吾等亦已徵求並且獲得董事確認，吾等獲提供之資料及意見並無遺漏重大事實。吾等並無理由相信吾等被隱瞞任何重大資料，亦無理由懷疑所獲提供資料之真實性或準確性。吾等倚賴該等資料，並認為吾等獲得之資料足以讓吾等達致本函件所載之意見及推薦建議，並證明該等資料足可信賴。然而，吾等並無就　貴集團或PLDT集團之業務及財務狀況進行任何獨立調查。

2. 買賣協議之背景及建議條款

菲律賓政府建議透過公開拍賣出售其於PTIC之約46%權益，拍賣獲得之最高出價為每股PTIC股份226,338.9669披索（相等於約4,582.69美元），即相等於每股由PTIC持有之PLDT股份約2,100披索。根據PTIC之組織章程細則，持有PTIC股份之　貴公司附屬公司及PTIC本身於轉讓PTIC股份情況下享有「優先購買權」，PTIC根據PTIC之組織章程細則所享有之「優先購買權」，乃是持有PTIC股份之　貴公司附屬公司所未行使之較早前「優先購買權」之後最後產生之「優先購買權」。然而，PTIC之「優先購買權」於有條件買賣協議簽訂前轉讓予貴公司的全資附屬公司MPAH。而MPAH作為PTIC的「優先購買權」

以下為獨立財務顧問致獨立董事委員會及股東的意見函件，以供載入本通函內。

新百利有限公司
香港
中環
遮打道3A號
香港會所大廈
10樓

敬啟者：

主要及關連交易

建議收購PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION之額外股份

1. 緒言

吾等獲 貴公司委任為獨立董事委會及股東之獨立財務顧問，以考慮進一步收購PTIC已發行股份約46%的策略性權益之建議（該項收購在菲律賓政府提出公開拍賣之情況下以行使「優先購買權」進行）是否按照對股東而言屬公平合理之正常商業條款進行及是否合乎 貴公司及股東的整體利益。收購事項之詳情載於日期為二零零七年二月十二日向股東寄發之通函（「通函」）內，而本函件為通函之其中部份。除非文意另有所指，否則本函件所用詞彙與通函所界定者具有相同涵義。

PTIC現已為 貴集團擁有約54%之附屬公司，PTIC約53%股權於一九九八年由 貴集團收購，而其餘約1%股權則由 貴集團於一九九九年收購。PTIC之唯一重大資產為於PLDT之約13.8%權益； 貴集團目前佔PLDT約23%經濟權益。於PLDT之股權為 貴集團之主要策略性持股，其應佔市值為 貴公司於最後實際可行日期之市值約114.9%。PLDT為 貴公司之聯營公司。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

(根據百慕達法例註冊成立之有限公司)
網址：http://www.firstpacco.com

(股份代號：00142)

敬啟者：

主要及關連交易

建議收購PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION之額外股份

茲提述本公司向本公司股東所刊發日期與本函件相同之通函(「通函」)，本函件屬通函一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲董事會委任為獨立董事委員會，就收購事項之條款向股東提供意見，有關收購詳情已載於通函中董事會函件內。

經考慮收購事項之條款及通函所載獨立財務顧問就此發出之建議及意見後，獨立董事委員會認為，收購事項乃按一般商業條款進行，對有關股東而言屬公平合理，並符合本公司及股東整體利益。因此，獨立董事委員會建議股東投票贊成將於股東特別大會提呈就批准收購事項之決議案。

獨立董事委員會務請股東注意董事會函件及新百利向獨立董事委員會及股東發出之函件，當中載列其就達致意見時所考慮之事項及因素。該等函件均載於通函內。

此致

列位股東 台照

獨立董事委員會

陳坤耀教授
(金紫荊星章、CBE、太平紳士)
獨立非執行董事

Graham L. Pickles
獨立非執行董事

鄧永鏘
(OBE, Chevalier de L'Ordre des Arts et des Lettres)
獨立非執行董事
謹啟

二零零七年二月十二日

董事會認為收購事項屬公平合理，且符合本公司及其股東之整體利益，因此，董事會建議股東投票贊成於股東特別大會上提呈有關收購事項之決議案。

股東特別大會

本公司謹訂於二零零七年二月二十八日（星期三）上午十時正假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，召開股東特別大會之通告載於本通函第159至160頁。

股東特別大會上將以按股數投票方式進行表決。

隨函附奉股東特別大會適用之代表委任表格。無論股東能否親身出席大會，務請盡快填妥隨附之代表委任表格及將表格交回本公司之總辦事處（致：公司秘書處），地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，惟無論如何必須於大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

據董事所知及所信，概無股東於股東特別大會上提呈之決議案事宜擁有重大權益，以致其必須放棄投票，因此，全體股東獲准於即將召開之股東特別大會上投票。合共擁有本公司已發行股本約44.26%之First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited均已確認，其有意投票贊成將於股東特別大會上提呈之普通決議案。

其他資料

本通函附錄載有其他資料，敬希垂注。

此致

列位股東 台照

承董事會命
第一太平有限公司
彭澤仁
常務董事兼行政總監
謹啟

二零零七年二月十二日

於二零零五年十二月三十一日，本集團之資產負債比率為1.12倍。於收購事項後，如上文所述，經擴大集團之未經審核備考資產負債比率將為1.84倍。增幅主要原因是為收購事項融資之銀行借貸。

上市規則含意

根據上市規則，收購事項構成本公司之主要交易，而基於有關應付代價之一項或多項適用百份比比率超過25%但不足100%，故收購事項須獲股東批准。

菲律賓政府持有PTIC 約46%權益，因此被視為本公司一間附屬公司之主要股東。故此，根據上市規則，收購事項亦分類為關連交易，並須於股東特別大會上（以按股數表決形式）獲股東事先批准。

推薦意見

本公司已成立獨立董事委員會（由獨立非執行董事組成），以就建議收購事項是否公平合理，以及是否符合本公司及其股東整體利益向股東提供意見，並就股東應如何在股東特別大會上投票提供意見。本公司已委任新百利為根據上市規則第14A章規定須予委任之獨立財務顧問，以向獨立董事委員會及股東就收購事項是否公平合理，以及是否符合本公司及其股東整體利益提供推薦意見，並就股東應如何在股東特別大會上投票向股東提供建議。

本通函第11頁載有獨立董事委員會另行發出之函件，告知股東獨立董事委員會經採納獨立財務顧問之推薦意見後，認為收購事項屬公平合理，且符合本公司及其股東整體利益，並建議股東於股東特別大會上投票贊成批准收購事項之決議案。股東敬希垂注獨立董事委員會之函件。

本通函第12至25頁載有獨立財務顧問新百利另行發出之函件，當中載有其經考慮該函件所詳載之事項後，認為收購事項屬公平合理且符合本公司及其股東整體利益而向獨立董事委員會及股東發出之意見，並建議股東於股東特別大會上投票贊成批准收購事項之決議案。股東敬希垂注獨立財務顧問新百利之函件。

本公司及其他公司之業務

本公司為一家建基於香港之投資及管理公司，業務位於東南亞。本公司之主要業務以經營電訊、消費性食品及基建為主。

PTIC為在菲律賓註冊成立之單一目的控股公司，並持有PLDT股份。

PLDT（本公司現時於PLDT之應佔經濟權益佔PLDT已發行普通股股本約 23%）是一家於菲律賓具市場領導地位之電訊服務供應商。PLDT以馬尼拉為基地，其普通股股份在菲律賓證券交易所上市，並以美國預託股份方式於紐約證券交易所上市。PLDT透過其三大業務部門，提供全面之電訊服務，包括無線、固線以及資訊及通訊科技。PLDT已於菲律賓建立最廣闊之光纖骨幹、流動電話、固線電話及人造衛星網絡。

收購事項之財務影響

截至二零零五年十二月三十一日止年度經審核之股東應佔綜合溢利淨額約103,000,000美元（除稅後）及約165,400,000美元（除稅前），而截至二零零四年十二月三十一日止年度經審核之股東應佔綜合溢利淨額分別約123,900,000美元（除稅後）及181,300,000美元（除稅前）。截至二零零六年六月三十日止六個月未經審核之股東應佔綜合溢利淨額約72,200,000美元（除稅後）及136,900,000美元（除稅前）。

本集團於二零零五年十二月三十一日及二零零四年十二月三十一日之經審核綜合資產淨值分別約382,800,000美元及227,400,000美元。本集團於二零零六年六月三十日之未經審核綜合資產淨值約446,900,000美元。

於完成後，本集團實際應佔PLDT 之權益將由約23%增加至約29%。根據PLDT過往之記錄，其盈利能力及客戶基礎，收購事項將為本集團未來之盈利有正面影響。

於收購事項後，經擴大集團之總資產將增加約420,000,000美元，相等於收購事項之成本（扣除動用之內部現金資源90,600,000美元）。本集團之總負債亦將增加約420,000,000美元，相等於為該項收購融資之銀行借貸420,000,000美元。因此，如附錄三經擴大集團之未經審核備考資產負債表所載，預期本集團之資產淨值於完成後將維持不變。本段所載金額乃根據最後實際可行日期銷售股份之購買價預測融資計算，有關金額可能於完成前出現輕微之調整。

4. 於完成時，菲律賓政府將轉讓銷售股份，並交付有關銷售股份之股票予MPAH。交易將緊隨根據上市規則規定取得股東批准收購事項後完成，並預期最遲於二零零七年三月二日完成交易。

5. 菲律賓政府將向MPAH提供若干保證，包括：

   (a) 菲律賓政府為銷售股份之合法及絕對及實益擁有人；

   (b) 銷售股份已妥善及有效發行，並不附任何產權負擔；

   (c) 有關出售之能力及權力之一般保證；及

   (d) 菲律賓政府及其代理已遵守規管政府資產私有化之所有有關法律，包括進行公開拍賣程序之規定，而銷售價格乃相等於或高於在該公開拍賣程序中菲律賓政府所獲得之最高價格。

收購事項之理由

本公司認為收購事項為極具吸引力之機會，以增加其於PLDT（為本集團之其中一項主要資產）之經濟權益。PLDT為本集團帶來最大之經常溢利貢獻，並為本集團之重要策略性投資。PLDT在菲律賓之流動及固網電話市場領導群雄，業務於過去數年大幅增長。菲律賓政府在公開拍賣中提呈出售之銷售股份為於私人非上市控股公司PTIC之非流動股份。本公司與別不同之處為其附屬公司實益擁有PTIC餘下之已發行股本。因此，收購銷售股份將令本集團實益擁有PTIC及PLDT相關股份之100%權益，相等於佔PLDT約13.8%已發行普通股股本（由PTIC持有）。就銷售股份而應付之購買價相等於PTIC所持有之每股PLDT股份約2,100披索(42.52美元)，較PLDT股份於最後實際可行日期之市價2,560披索（51.8美元）高。

董事（包括獨立非執行董事）認為建議收購事項之條款屬公平合理，且符合股東之整體利益，並建議股東投票贊成擬於股東特別大會提呈之普通決議案以批准收購事項。

根據本通函所載之股東特別大會通告，本公司將召開股東特別大會，會上將提呈一項決議案以批准收購事項。

根據「優先購買權」之條款而須就買賣協議項下銷售股份所支付之代價，相等於拍賣所得最高出價，即每股PTIC股份226,338.9669披索（4,582.69美元），或合共約25,217,556,000披索（510,580,198美元）（未扣除交易開支）。代價將透過內部資源及第三方融資提供資金支付。

根據與菲律賓政府原則上同意訂立之買賣協議之條款，於訂立買賣協議時，約262,685,233美元（相等於約銷售股份之一半購買價）將存放於託管賬戶內，並受限於託管協議之條款。根據託管協議，於託管賬戶存放之金額僅可於本公司交付書面通知後，方可交予菲律賓政府，而倘未能根據上市規則規定獲得本公司股東批准收購事項，則本公司毋須發出有關書面通知。倘收購事項未能按上市規則規定獲股東批准，託管賬戶存放之全部金額於本公司發出書面指示後，將根據託管協議之條款歸還予本集團。託管協議載有一項確認，指出本公司將無須向菲律賓政府發出有關發放託管金額予菲律賓政府之通知，直至收購事項根據上市規則規定獲股東批准為止。於收購事項根據上市規則規定獲股東批准後，預期於託管賬戶存放之金額將兑換為披索，並於完成買賣協議後發放予菲律賓政府。

買賣協議之建議條款

於有條件行使「優先購買權」後，MPAH將與菲律賓政府訂立有條件買賣協議。買賣協議之形式已經原則上與菲律賓政府取得協定，有關條款如下：

1. 於完成時，菲律賓政府將出售而MPAH將購入銷售股份（佔PTIC全部已發行普通股約46%）。

2. 銷售股份之購買價為25,217,556,000披索（510,580,198美元），並於完成時悉數支付。

3. 買賣協議須待根據上市規則規定獲得股東批准後始能作實。倘未能獲得該項批准，MPAH將無責任完成收購事項，而買賣協議將自動終止。

股權之情況下進行。PTIC為單一目的控股公司，持有相當於PLDT已發行普通股股本約13.8%之PLDT股份。

菲律賓政府於PTIC之股權乃根據該等股份屬於第三方之「非正常途徑獲取之財」而對該第三方提出之訴訟而獲得，而該等股份隨後根據法院指令轉讓至菲律賓政府。此後，菲律賓政府透過公開拍賣而將銷售股份提出銷售。

PTIC其餘並非由菲律賓政府擁有之約54%股權由本公司之附屬公司擁有。根據PTIC之組織章程細則，持有PTIC股份之本公司附屬公司及PTIC本身於轉讓PTIC股份情況下各自享有「優先購買權」。PTIC根據PTIC之組織章程細則所享有之「優先購買權」，乃次於持有PTIC股份之本公司附屬公司所未行使之「優先購買權」。然而，PTIC之「優先購買權」將於簽訂有條件買賣協議前轉讓予MPAH，而MPAH（作為PTIC「優先購買權」之受轉人）將透過購入銷售股份行使該「優先購買權」以購買銷售股份。

該「優先購買權」給予本集團權利，按相等於拍賣所得最高出價之價格，收購菲律賓政府於公開拍賣中建議出售之銷售股份。公開拍賣所得最高出價為每股PTIC股份226,338.9669披索（4,582.69美元），相等於PTIC所持每股PLDT股份約2,100披索（42.52美元）。根據PTIC之組織章程細則，本集團可於接獲建議轉讓通告當日後三十日內，行使「優先購買權」及購買銷售股份。預期優先購買權將最遲於二零零七年三月二日行使。

收購事項

MPAH建議根據PTIC組織章程細則行使「優先購買權」，並據此將與菲律賓政府訂立有條件買賣協議而購入銷售股份，其條款已於股東特別大會日期前與菲律賓政府原則上協定，並將於訂立有條件買賣協議時另行刊發公佈。然而，根據上市規則，收購事項構成本公司之主要及關連交易，故此本公司須獲得股東事先批准一項決議案，始能完成收購事項；因此，買賣協議須待根據上市規則規定獲股東批准有關決議案後，方可作實。於獲取股東批准收購事項後，預期將最遲於二零零七年三月二日根據買賣協議完成此項交易。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)
網址:*http://www.firstpacco.com*
(股份代號:00142)

主席:
林逢生

執行董事:
彭澤仁(*常務董事兼行政總監*)
唐勵治
黎高臣

非執行董事:
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣

獨立非執行董事:
Graham L. Pickles
陳坤耀教授(*金紫荊星章、CBE、太平紳士*)
鄧永鏘(*OBE、Chevalier de L'Ordre des Arts et des Lettres*)

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港總辦事處:
香港特別行政區
中環
康樂廣場八號
交易廣場第二座
二十四樓

敬啟者:

主要及關連交易

建議收購PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION之額外股份

緒言

本公司於二零零七年一月三十日宣佈，其建議向菲律賓政府收購銷售股份(即約佔PTIC之46%股權)，該項收購以行使「優先購買權」購入菲律賓政府提出公開拍賣該約46%

「PLDT」	指	Philippine Long Distance Telephone Company，於菲律賓註冊成立之有限公司，其股份於菲律賓證券交易所上市，其美國預託證券於紐約證券交易所上市，現為本公司之聯營公司；
「PTIC」	指	Philippine Telecommunications Investment Corporation，於菲律賓註冊成立之有限公司
「買賣協議」	指	由MPAH（作為買方）與菲律賓政府（作為賣方）就收購銷售股份而建議訂立之買賣協議，有關之條款列載於本通函第6至7頁；
「銷售股份」	指	111,415股PTIC已發行普通股，佔PTIC全部已發行普通股約46%；
「證券及期貨條例」	指	香港特別行政區法例第571章證券及期貨條例；
「股東」	指	本公司股東；
「新加坡證券交易所」	指	新加坡證券交易所有限公司；
「新百利」	指	新百利有限公司，本公司根據上市規則第14A.22條委任之獨立財務顧問；
「股東特別大會」	指	本公司於二零零七年二月二十八日（星期三）上午十時正假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行之股東特別大會及其任何續會，召開大會之通告載於本通函；
「聯交所」	指	香港聯合交易所有限公司；
「美國」	指	美利堅合眾國；及
「美元」	指	美國法定貨幣美元。

除另有指明外，於本通函內所呈報若干披索金額乃按1美元兌49.39披索之匯率折算為美元。貨幣匯兌僅為方便本通函讀者而提供，並不表示任何披索金額已實際按指定之匯率或任何特定之匯率兌換為美元，或可能已經或可兌換為美元。

		提供推薦意見，以及建議股東應在股東特別大會上如何投票；
「IndoAgri」	指	Indofood Agri Resources Ltd.（前稱「CityAxis Holdings Ltd.」），於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市；
「Indofood」	指	PT Indofood Sukses Makmur Tbk，於印尼註冊成立之有限公司，其股份於雅加達及泗水證券交易所上市；
「最後實際可行日期」	指	二零零七年二月六日，即就確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「Maynilad」	指	Maynilad Water Services, Inc.，於菲律賓註冊成立之有限公司；
「標準守則」	指	聯交所上市公司董事進行證券交易的標準守則；
「MPAH」	指	Metro Pacific Assets Holdings, Inc.，於菲律賓註冊成立之有限公司，為本公司之附屬公司，而本公司擁有其100%經濟權益；
「MPC」	指	Metro Pacific Corporation，一家菲律賓有限公司；
「MPIC」	指	Metro Pacific Investments Corporation，一家菲律賓有限公司，其股份於菲律賓證券交易所上市；
「菲律賓政府」	指	菲律賓共和國政府；
「披索」	指	菲律賓共和國法定貨幣披索；

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購事項」	指	MPAH根據買賣協議建議收購銷售股份；
「美國預託股份」	指	PLDT之美國預託股份，以美國預託證券作憑證，每股美國預託股份相等於1股PLDT普通股；
「董事會」	指	本公司之董事會；
「通函」	指	本公司就建議收購事項而向股東刊發之本通函；
「本公司」	指	第一太平有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市；
「完成」	指	根據買賣協議完成收購事項；
「董事」	指	本公司之董事；
「託管協議」	指	菲律賓政府、MPAH與本公司擬訂立之託管協議，就（其中包括）將銷售股份約一半購買價存放於託管賬戶以待完成；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港特別行政區法定貨幣港元；
「香港特別行政區」	指	中華人民共和國香港特別行政區；
「獨立董事委員會」	指	獨立董事委員會，由獨立非執行董事陳坤耀教授（金紫荊星章、CBE、太平紳士）、鄧永鏘先生（OBE、Chevalier de L'Ordre des Arts et des Lettres）及Graham L. Pickles先生組成；
「獨立財務顧問」	指	新百利有限公司，須根據上市規則第14A章委任之獨立財務顧問，以就收購事項是否公平合理及是否符合本公司及其股東之整體利益向獨立董事委員會及股東

目　錄

此乃要件 請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函之全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或對應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

主要及關連交易

建議收購PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION之額外股份

獨立董事委員會及股東之獨立財務顧問

新百利有限公司

第一太平有限公司謹訂於二零零七年二月二十八日(星期三)上午十時正假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，召開股東特別大會之通告載於本通函第159至160頁。無論 閣下能否親身出席大會，務請盡快填妥隨附之代表委任表格及將表格交回第一太平有限公司總辦事處(致：公司秘書處)，地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，惟無論如何必須於大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席大會，並於會上投票。

END

二零零七年二月十二日